As filed with the Securities and Exchange Commission on November 1, 2006

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

WOLVERINE TUBE, INC.

(Exact name of registrant as specified in its charter)

Delaware	3350
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)

63-0970812

(I.R.S. Employer

Identification Number)

200 Clinton Avenue West, Suite 1000

Huntsville, Alabama 35801

(256) 580-3500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

James E. Deason

Senior Vice President, Chief Financial Officer and Corporate Secretary

WOLVERINE TUBE, INC.

200 Clinton Avenue West, Suite 1000

Huntsville, Alabama 35801

(256) 580-3500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Lawrence A. Larose, Esq. Matthew M. Ricciardi, Esq. LeBoeuf, Lamb, Greene & MacRae LLP 125 West 55th Street New York, New York 10019 (212) 424-8000	Michael D. Waters, Esq. Stephen J. Paine, Esq. Balch & Bingham LLP 1901 Sixth Avenue North Birmingham, Alabama 35203 (205) 226-8720

Approximate date of commencement of proposed sale to the public:    As promptly as practicable after this registration statement becomes effective and upon consummation of the transactions described in the prospectus and solicitation statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration number for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier, effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Proposed Maximum Offering Price(1)	Amount Of Registration Fee
% Senior Notes Due _____ Common Stock, par value $0.01 per share Preferred Stock, par value $1.00 per share	$235,618,572.00	$25,211.19
Guarantees of the New Secured Notes(2)	—	—

(1)	The Proposed Maximum Aggregate Offering Price is estimated on the basis of the book value of the Old Notes to be received and cancelled in the exchange offer as of October 30, 2006 pursuant to Rule 457(f).
(2)	No separate consideration will be received for the guarantees, and, therefore, no additional registration fee is required.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Information contained in this prospectus and solicitation statement is not complete and may be changed. We may not complete the exchange offer and issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus and solicitation statement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Prospectus and Solicitation Statement	Subject to completion, dated November 1, 2006

WOLVERINE TUBE, INC.

OFFER TO EXCHANGE

             shares of          Common Stock

             shares of          Convertible Preferred Stock

and $             of         % Secured Notes due

for the entire outstanding aggregate principal amount of

10.5% Senior Notes due 2009

and

             shares of              Common Stock

             shares of          Convertible Preferred Stock

and $             of         % Secured Notes due

for the entire outstanding aggregate principal amount of

7.375% Senior Notes due 2008

and

CONSENT SOLICITATION

Wolverine Tube, Inc. (the “Company,” “Wolverine,” “we,” “our,” or “us”) has proposed a financial restructuring and rationalization program (the “Restructuring”) described in this prospectus and solicitation statement. The Restructuring consists in part of the exchange offer and consent solicitation described herein. Pursuant to a restructuring agreement entered into on              (the “Restructuring Agreement”), and subject to certain conditions, including a minimum tender condition, holders representing         % of the principal amount of our currently outstanding 10.5% Senior Notes due 2009 (the “10.5% Notes”) and         % of the principal amount of our currently outstanding 7.375% Senior Notes due 2008 (the “7.375% Notes,” and collectively with the 10.5% Notes, the “Old Notes”) have agreed to tender and exchange their Old Notes in the exchange offer.

For each $1,000 of aggregate principal amount due at maturity that is exchanged in the exchange offer, each holder of our 10.5% Notes will receive              shares of our common stock (the “Common Stock”),              shares of our Series A Convertible Preferred Stock (the “Preferred Stock”) and $             principal amount of our         % Secured Notes due             (the “New Secured Notes”), and each holder of our 7.375% Notes will receive              shares of our Common Stock,              shares of Preferred Stock and $             principal amount of New Secured Notes.

Concurrently with the exchange offer, we are seeking the consent of holders of 10.5% Notes to amend certain of the terms of the indenture dated March 27, 2002 under which the 10.5% Notes were issued (the “10.5% Indenture”) and the consent of the holders of the 7.375% Notes to amend certain terms of the indenture dated August 4, 1998 under which the 7.375% Notes were issued (the “7.375% Indenture” and collectively with the 10.5% Indenture, the “Indentures”), in each case to remove substantially all material affirmative and negative covenants and to amend certain of the terms of the 7.375% Indenture to remove the subsidiary guarantees set forth therein. Pursuant to the terms of the exchange offer, the completion, execution and delivery of the accompanying letter of transmittal in connection with the tender of 10.5% Notes and 7.375% Notes will be deemed to constitute (i) the consent of the tendering holder to the proposed amendments to the Indentures, respectively and (ii) an acceptance of the prepackaged plan of reorganization under chapter 11 of the Bankruptcy Code.

The exchange offer and consent solicitation will expire on                     , 2007 at 5:00 p.m., New York City time, unless extended (the “expiration date”).

Subject to a vote of our stockholders approving an amendment to our restated certificate of incorporation, each share of Preferred Stock will be mandatorily convertible into              shares of Wolverine Common Stock upon the filing of the certificate of amendment. Prior to the time the Preferred Stock becomes convertible into Common Stock, the Preferred Stock will vote with the Common Stock as a single class on an “as converted” basis. Our Common Stock is currently listed on the New York Stock Exchange under the symbol “WLV,” and the last reported trading price on October 27, 2006 was $2.96 per share.

If we do not waive or meet the minimum tender condition to complete the exchange offer and consent solicitation, we may pursue other alternatives, including a prepackaged plan of reorganization of Wolverine on the terms described herein. We are therefore also soliciting acceptances of a prepackaged plan of reorganization under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”). The prepackaged plan of reorganization is also referred to herein as “the prepackaged chapter 11 plan,” “the prepackaged plan,” and “the chapter 11 plan.” In the event the prepackaged plan is confirmed and becomes effective, the holders of our Old Notes will receive substantially the same consideration in exchange for their Old Notes as they would receive in the exchange offer and consent solicitation. In addition, all administrative claims, priority claims, secured claims and general unsecured claims (other than by the holders of Old Notes), including trade claims, will be paid in full.

See “ Risk Factors” beginning on page 18 for a discussion of issues that you should consider with respect to the exchange offer and consent solicitation.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of this prospectus and solicitation statement. Any representation to the contrary is a criminal offense.

Rothschild Inc.

Dealer Manager and Solicitation Agent

The date of this Prospectus and Solicitation Statement is                     , 2006

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus and solicitation statement, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus and solicitation statement, except for any information superseded by information in, or incorporated by reference in, this prospectus and solicitation statement. This prospectus and solicitation statement incorporates by reference the documents set forth below that Wolverine has previously filed with the SEC. These documents contain important information about Wolverine and its financial condition.

Wolverine SEC Filings (Commission File No. 001-12164)	Period
Annual Report on Form 10-K	Fiscal Year ended December 31, 2005.

Proxy Statement for 2006 Annual Meeting of Stockholders	Filed on April 18, 2006.

Quarterly Reports on Form 10-Q	For the periods ended April 2, 2006 and July 2, 2006.

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Wolverine SEC Filings (Commission File No. 001-12164)	Period

Current Reports on Form 8-K	Filed on January 13, 2006; February 28, 2006; April 11, 2006; May 18, 2006; May 30, 2006; June 13, 2006; July 26, 2006; September 13, 2006 and November 1, 2006.

Description of the Common Stock included in the registration statement on Form 8-A	Filed on July 7, 1993 (which incorporates by reference the description of the Common Stock set forth under the heading “Description of Capital Stock” in the registration statement on Form S-1 (Registration No. 33-65148)) with an effective date of August 12, 1993.

All documents filed by Wolverine with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) from the date of this prospectus and solicitation statement to the date that Old Notes are accepted for exchange pursuant to the exchange offer (or the date that the exchange offer is terminated) shall also be deemed to be incorporated by reference into this prospectus and solicitation statement and to be a part hereof from the date of filing of such documents. Any statement contained in any document filed with the SEC before the date of this prospectus and solicitation statement shall be deemed to be modified or superseded to the extent that a statement contained in this prospectus and solicitation statement or in any other subsequently filed document incorporated by reference modifies or supersedes such statement, and any statement contained in this prospectus and solicitation statement shall be deemed to be modified or superseded to the extent that a statement contained in any subsequently filed document incorporated by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus and solicitation statement.

Copies of documents incorporated by reference are available from us without charge upon request to our exchange agent, U.S. Bank National Association, 100 Wall Street, 16th Floor, New York, New York 10005, Attention: Corporate Trust Services, telephone: (212) 361-6159. If you request any such documents from us, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request. However, to obtain timely delivery, you must request any such documents by                     .

We have not authorized anyone to give any information or make any representation about the exchange offer and consent solicitation that is different from, or in addition to, that contained in this prospectus and solicitation statement or in any of the materials that we have incorporated by reference into this prospectus and solicitation statement. Therefore, you should not rely on any other information. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

WHERE YOU CAN FIND MORE INFORMATION

Wolverine files annual, quarterly and periodic reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy these reports and other information at the Public Reference Section of the SEC, 100 F Street, NE, Washington DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

The SEC also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, like Wolverine, who file electronically with the SEC through the Electronic Data Gathering, Analysis and Retrieval System (EDGAR) system. The address of this site is http://www.sec.gov.

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You may also inspect reports, proxy statements and other information about Wolverine at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

This prospectus and solicitation statement constitutes a part of a registration statement on Form S-4 we filed with the SEC to register the Preferred Stock, the New Secured Notes and the related guarantees to be issued pursuant to the exchange offer. As allowed by SEC rules, this prospectus and solicitation statement does not contain all the information set forth in the registration statement or the exhibits to the registration statement. You may obtain copies of the Form S-4 (and any amendments) in the manner described above. Certain information is also incorporated by reference into this prospectus and solicitation statement as described under “Incorporation of Certain Documents by Reference.”

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QUESTIONS AND ANSWERS ABOUT

THE EXCHANGE OFFER AND CONSENT SOLICITATION

The following are some questions regarding the exchange offer and consent solicitation that you may have as a holder of our 10.5% Notes or 7.375% Notes and the answers to those questions. We urge you to read carefully additional important information contained in the remainder of this prospectus and solicitation statement and the related consents and letters of transmittal.

Q:	What will I receive in exchange for my 10.5% Notes or 7.375% Notes?

A:	We are offering to exchange shares of Common Stock, shares of Preferred Stock and $ principal amount of New Secured Notes for each outstanding $1,000 principal amount of 10.5% Notes validly tendered in the exchange offer and shares of Common Stock, shares of Preferred Stock and $ principal amount of New Secured Notes for each outstanding $1,000 principal amount of 7.375% Notes validly tendered in the exchange offer. Each share of Preferred Stock is convertible into shares of Common Stock. This conversion will be mandatory upon the effective date of an increase in the authorized number of shares of Wolverine Common Stock.

Q:	When will the number of shares of Common Stock be increased?

A:	Following completion of the exchange offer and consent solicitation, Wolverine will call a special meeting of stockholders to approve an amendment to our restated certificate of incorporation to increase the authorized number of shares of Common Stock. The shares of Preferred Stock issued in the exchange offer will vote with the outstanding shares of our Common Stock as a single class on all matters, including the approval of an increase in the authorized shares of Wolverine Common Stock, on an as-converted basis.

Q:	If I tender my 10.5% Notes or 7.375% Notes, when will I receive my shares of Common Stock, Preferred Stock and New Secured Notes?

A:	If you tender your Old Notes in the exchange offer, you will receive shares of Common Stock, Preferred Stock and New Secured Notes promptly after the closing of the exchange offer.

Q:	When does Wolverine expect to complete the exchange offer and consent solicitation?

A:	We hope to complete the exchange offer and consent solicitation in the first quarter of 2007. The exchange offer and consent solicitation is currently scheduled to expire on , 2007; however, we may extend the exchange offer and consent solicitation from time to time as necessary until all the conditions to the exchange offer and consent solicitation have been satisfied or, where permissible, waived.

Q:	If I decide not to tender, how will the exchange offer and consent solicitation affect my 10.5% Notes or 7.375% Notes?

A:	If you decide not to tender your Old Notes in the exchange offer and we complete the exchange offer and consent solicitation, you, as a holder of untendered Old Notes, will not have the benefit of the restrictive covenants currently set forth in the Indentures with respect to such Old Notes or the subsidiary guarantees currently set forth in the 7.375% Indenture, and the liquidity and trading price of the remaining Old Notes will likely be adversely affected. If the exchange offer and consent solicitation is completed and Wolverine is unable to finance its operations or meet its remaining commitments going forward, it may be forced to seek protection from its creditors under chapter 11 of the Bankruptcy Code, and the remaining holders of Old Notes would have unsecured debt claims against Wolverine.

Q:	Will I receive accrued and unpaid interest with respect to the 10.5% Notes or 7.375% Notes accepted for exchange?

A:	Yes. You will be paid any accrued and unpaid interest on the effective date of the exchange offer and consent solicitation.

Q:	How do I participate in the exchange offer and consent solicitation?

A:	If you hold your Old Notes in your own name, complete and sign the enclosed consent and letter of transmittal that relates to your Old Notes and send such consent and letter of transmittal to U.S. Bank National Association, the exchange agent for the exchange offer, at the appropriate address specified on the back cover of this prospectus and solicitation statement before the expiration date of the exchange offer and consent solicitation.

If you hold your Old Notes through a broker or other nominee, instruct such broker or nominee to tender your Old Notes and consent to the proposed amendments before the expiration date of the exchange offer and consent solicitation.

Q:	Will I have to pay any fees or commissions for tendering in the exchange offer?

A:	If you are the record owner of your Old Notes and you tender your Old Notes directly to the exchange agent, you will not have to pay any fees or commissions. If you hold your Old Notes through a broker, bank or other nominee, and your broker tenders the Old Notes on your behalf, your broker may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

Q:	Where can I find more information about Wolverine?

A:	You can find more information about Wolverine from various sources described herein under “Where You Can Find More Information” on page ii.

Q:	Who do I call if I have any questions on how to tender my 10.5% Notes or 7.375% Notes or any other questions relating to the exchange offer and consent solicitation?

A:	Questions and requests for assistance may be directed to U.S. Bank National Association, the exchange agent, or to Rothschild Inc., the dealer manager and solicitation agent, at their respective addresses and telephone numbers set forth on the back cover of this prospectus and solicitation statement. Requests for additional copies of this prospectus and solicitation statement and the consent and letter of transmittal may be directed to the exchange agent or the dealer manager and solicitation agent of the exchange offer and consent solicitation.

Q:	Who is eligible to vote on the prepackaged plan of reorganization?

A:	The holders of Old Notes will be eligible to vote on the prepackaged plan of reorganization as part of this exchange offer and consent solicitation. Subsequent to filing a chapter 11 case, the holders of existing Common Stock would be eligible to vote to accept or reject the prepackaged plan of reorganization. Such holders must have been the beneficial owner at the close of business on , 200 , the voting record date.

Q:	How long do I have to vote on the prepackaged plan of reorganization?

A:	The holders of Old Notes have until 5:00 p.m., New York City time, on the expiration date to vote on the prepackaged plan of reorganization. The tender of Old Notes in the exchange offer will be deemed to constitute the consent of the tendering holder in favor of the prepackaged plan.

Q:	What will I receive under the prepackaged plan of reorganization?

A:	If the prepackaged plan is confirmed and becomes effective, the holders of our Old Notes will receive substantially the same consideration in exchange for their Old Notes as they would have received in the exchange offer and consent solicitation, except that instead of shares of Preferred Stock, holders of Old Notes will receive shares of Common Stock equal to the number of shares of Common Stock that would have been initially issuable upon conversion of the Preferred Stock they would have received in the exchange offer.

SUMMARY

This summary highlights selected information from this prospectus and solicitation statement and may not contain all of the information that is important to you. To better understand the proposed exchange offer and consent solicitation, we urge you to read this entire document carefully, as well as those additional documents to which we refer you. See “Where You Can Find More Information.”

Recent Developments

On September 13, 2006, we announced the planned closure of our manufacturing facilities located in Jackson, Tennessee and Montreal, Quebec and the consolidation of our U.S. wholesale distribution facility into the Decatur, Alabama plant location. We expect these closures and consolidation to be completed by December 31, 2006. With the closing of our Montreal, Quebec facility we will discontinue manufacturing our rod, bar and other products. These actions are designed to improve the financial performance of Wolverine and allow us to better align our operations and capabilities with global markets, continue to effectively serve our customers and enhance our revenue producing capability.

Our Company

Wolverine is a manufacturer of copper and copper alloy tube and fabricated and metal joining products. Our primary product focus is on custom engineered, high value-added tubular and fabricated products, which offer attractive margin opportunities. Our products enhance performance and energy efficiency in a variety of end market applications, including commercial and residential heating, ventilation, air conditioning and refrigeration as well as home appliances, industrial and chemical processing applications.

Wolverine has a global business platform with manufacturing operations in the U.S., Canada, Portugal, China and Mexico, and a distribution center in The Netherlands serving the European and other markets. For the fiscal year ended December 31, 2005, our business in the U.S., Canada and other foreign countries accounted for 71%, 22% and 7% of consolidated net sales, respectively. Management believes that the Company maintains the broadest product offering of any North American manufacturer of copper and copper alloy tube, which allows it to offer packaged solutions and pursue cross-selling opportunities. Our business is comprised of two operating segments:

•	Commercial Products—which includes technical and industrial tube for use in commercial and residential air conditioning systems and other industrial applications, copper alloy tube, fabricated products and metal joining products; and

•	Wholesale Products—which includes plumbing and refrigeration service tube for use in residential and commercial construction, as well as refrigeration and air conditioning applications.

Our principal executive offices are located at 200 Clinton Avenue West, Suite 1000, Huntsville, Alabama, 35801. Our telephone number is (256) 580-3500. Our website is www.wlv.com. The information found on our website and on websites linked to it are not incorporated into or made a part of this prospectus and solicitation statement. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” in our annual report on Form 10-K for the year ended December 31, 2005 for more information regarding our Company.

The Restructuring

In response to Wolverine’s financial results and concerns over long term liquidity, we have reviewed various options to restructure our balance sheet to improve our overall capital structure. As a result, our board of directors, with assistance from our advisors, has developed a restructuring and rationalization program, which restructures our balance sheet and is intended to improve our overall capital structure. This exchange offer and consent solicitation is an integral part of the Restructuring and is intended to reduce our debt and improve our overall capital structure.

In the event that the conditions to the exchange offer and consent solicitation are not satisfied, including that the minimum tender condition is not met, and Wolverine has obtained the requisite affirmative votes for a chapter 11 plan under the Bankruptcy Code, the board of directors of Wolverine will determine whether to seek the confirmation of a plan of reorganization on substantially the same terms of the exchange offer in a prepackaged chapter 11 plan. We expect that the board of directors would vote to seek the confirmation of a chapter 11 plan unless an intervening event occurred that would render pursuit of a chapter 11 case inconsistent with its fiduciary duties.

The Exchange Offer and Consent Solicitation

We are offering to exchange (i)              shares of Common Stock, (ii)              shares of Preferred Stock, and (iii) $             principal amount of New Secured Notes for the valid tender of each $1,000 principal amount of the existing 10.5% Notes. We are also offering to exchange (i)              shares of Common Stock, (ii)              shares of Preferred Stock and (iii) $             principal amount of New Secured Notes for the valid tender of each $1,000 principal amount of existing 7.375% Notes. Each share of Preferred Stock will be mandatorily convertible into              shares of our Common Stock, as further described in this prospectus and consent solicitation. Assuming the exchange of all Old Notes, approximately             % of our voting stock issued and outstanding immediately after the completion of the exchange offer will be held by the holders of the Old Notes.

Concurrently with the exchange offer, we are seeking the consent of holders of 10.5% Notes to amend certain of the terms of the 10.5% Indenture and the consent of the holders of the 7.375% Notes to amend certain terms of the 7.375% Indenture, in each case to remove substantially all material affirmative and negative covenants and to amend certain of the terms of the 7.375% Indenture to remove the subsidiary guarantees set forth therein. The completion, execution and delivery of the accompanying letter of transmittal in connection with the tender of 10.5% Notes and 7.375% Notes will be deemed to constitute the consent of the tendering holder to the proposed amendments to the 10.5% Indenture and the 7.375% Indenture, respectively, and to the plan of reorganization described herein.

Notwithstanding any other provision of the exchange offer and consent solicitation, and without prejudice to our other rights, we will not be required to accept for exchange or, subject to any applicable rules of the SEC, exchange any Common Stock, Preferred Stock or New Secured Notes for any Old Notes, and we may terminate, extend or amend the exchange offer and consent solicitation if, at the expiration date, any of the following conditions have not been satisfied or, to the extent permitted, waived:

•	At least % of the aggregate principal amount of 7.375% Notes and at least % of the aggregate principal amount of 10.5% Notes must have been validly tendered.

•	The registration statement on Form S-4 relating to the Common Stock, Preferred Stock, the New Secured Notes and the related guarantees shall have been declared effective under the Securities Act of 1933 (the “Securities Act”) and shall not be subject to any stop order suspending its effectiveness or any proceedings seeking a stop order.

•	At the time of the expiration of the exchange offer, none of the following shall have occurred and be continuing which, in our good faith judgment, regardless of the circumstances, makes it impossible or inadvisable to proceed with the exchange offer or consent solicitation:

(a)	There shall have been any threatened or pending litigation or other legal action relating to the exchange offer and consent solicitation;

(b)	There shall have been any material adverse change in the financial markets, any disruption in the banking system or any commencement of a war involving the United States (excluding all current U.S. military actions);

(c)	There shall have been any merger, acquisition or other business combination proposal for Wolverine that makes proceeding with the exchange offer and consent solicitation inconsistent with our directors’ fiduciary duties; or

(d)	All approvals from governmental bodies and authorities required in order to complete the exchange offer and consent solicitation are not obtained.

We may waive the minimum tender condition with the consent of the Signing Noteholders (as defined below) in accordance with the terms of the Restructuring Agreement. We would extend the exchange offer upon any material waiver, amendment or modification of the terms or conditions of the exchange offer, including waiver of the minimum tender condition, if required to do so by law.

The agreements governing our current Liquidity Facilities (as defined under “Description of Our Liquidity Facilities” below) contain a number of provisions that restrict our ability to complete the exchange offer. We are currently engaged in preliminary discussions with our commercial banks and other institutional lenders regarding the possible refinancing of some or all of our Liquidity Facilities in connection with the Restructuring. In the event that we decide to pursue any such refinancing transaction or transactions, we would expect to complete the refinancing contemporaneously with the closing of the exchange offer. To the extent that we do not, or are unable to, negotiate a satisfactory refinancing of our current Liquidity Facilities, we will be required to obtain amendments to or waivers of certain restrictive provisions in each of our Liquidity Facilities in order to complete the exchange offer. Any such amendment or waiver requires consent from the relevant counterparties. If the respective counterparties do not consent to such amendments or waivers, or if material conditions are attached to any such consent that make obtaining the amendments or waivers unreasonable, then the terms of the exchange offer will have to be modified or the offer may be terminated.

Tenders of the Old Notes and related documentation may not be withdrawn after delivery and will be automatically counted as ballots in favor of the plan of reorganization described herein in a prepackaged chapter 11 case. As a holder of Old Notes, you do not have any appraisal or dissenters’ rights under the Delaware General Corporation Law.

On                 , we entered into a Restructuring Agreement with certain of the holders of Old Notes which beneficially own         % of the aggregate outstanding principal amount of the 7.375% Notes and         % of the aggregate outstanding principal amount of the 10.5% Notes (collectively, the “Signing Noteholders”), pursuant to which each of the Signing Noteholders agree (i) to tender all of their Old Notes to us in the exchange offer and to consent to the amendments to the Indentures governing the Old Notes in the consent solicitation; and (ii) to provide an affirmative vote in respect of a plan of reorganization in a prepackaged chapter 11 case. The Restructuring Agreement further provides that, in the event that the conditions to the exchange offer and consent solicitation are not satisfied, including that the minimum tender condition is not met, and Wolverine has received the requisite affirmative votes for a chapter 11 plan under the Bankruptcy Code, the board of directors of Wolverine will promptly determine whether or not to seek the confirmation of a prepackaged plan of reorganization as an alternative to the exchange offer and consent solicitation. Certain documents or actions under the plan require the written approval or consent by Signing Noteholders owning at least         % of the 7.375% Notes and 10.5% Notes that are subject to the Restructuring Agreement.

The exchange offer will expire at 5:00 p.m., New York City time, on the expiration date, unless we extend the exchange offer.

The Prepackaged Plan

In the event that sufficient tenders and consents have not been received from the holders of the Old Notes to permit consummation of the exchange offer and consent solicitation, but sufficient votes of an accepting class under Section 1126 of the Bankruptcy Code have been received to confirm the prepackaged plan, the Debtor Entities (as defined under “The Prepackaged Plan”) may file a voluntary petition under chapter 11 of the Bankruptcy Code and use such acceptances to confirm the prepackaged plan.

An impaired class of claims will have accepted the prepackaged plan if the holders of claims in that class casting votes in favor of acceptance of the prepackaged plan (i) hold at least two-thirds in aggregate dollar amount of the claims of the holders in such class who cast votes with respect to the prepackaged plan, and (ii) constitute more than one-half the number of holders of allowed claims in such class who cast votes with respect to the prepackaged plan.

This prospectus and solicitation statement solicits in advance from holders of the Old Notes acceptance of the prepackaged plan in the event that a chapter 11 case is commenced and the prepackaged plan is filed, and contains information relevant to a decision to accept or reject the prepackaged plan. Upon filing of such a prepackaged chapter 11 plan, Wolverine will seek immediate confirmation of such plan by the bankruptcy court.

In the event the prepackaged plan is confirmed and becomes effective, the holders of our Old Notes will receive substantially the same consideration in exchange for their Old Notes as they would receive in the exchange offer and consent solicitation.              shares of New Common Stock (as defined under “The Prepackaged Plan—Means for Implementing the Prepackaged Plan—Issuance of New Common Stock”) and $             principal amount of New Secured Notes will be exchanged for existing 10.5% Notes and              shares of New Common Stock and $             principal amount of New Secured Notes will be exchanged for existing 7.375% Notes. All administrative claims, priority claims, secured claims and general unsecured claims (other than by the holders of Old Notes), including trade claims, will be paid in full as and when due. Subsequent to the filing of a chapter 11 case, the holders of existing Common Stock will be entitled to vote to accept or reject the prepackaged plan. To the extent that the holders of the existing Common Stock vote as a class to accept the prepackaged plan, the holders of existing Common Stock will receive a pro rata share of % of the New Common Stock.

Upon confirmation, the prepackaged plan will be binding on all of our creditors (including holders of the Old Notes) and holders of existing Common Stock regardless of whether such creditors or equity security holders voted to accept the plan.

The streamlined process of filing the prepackaged chapter 11 plan is anticipated to take approximately one to three months until confirmation and its terms will take effect shortly thereafter, once certain conditions are met.

The Preferred Stock

Each share of Preferred Stock will be mandatorily convertible into              shares of our Common Stock, par value $0.01 per share, if, as, and when the restated certificate of incorporation of Wolverine is amended to increase the number of authorized shares of Common Stock from 40,000,000 to at least             . We intend to hold a special meeting of our stockholders to vote on the amendment to our restated certificate of incorporation to effect this increase in the authorized number of shares of Common Stock promptly following the completion of the exchange offer. Holders of the Preferred Stock will be entitled to vote at such special meeting on the amendment to our restated certificate of incorporation.

Until the Preferred Stock is converted, each share of Preferred Stock will have the number of votes that the shares of Common Stock issuable upon conversion of such Preferred Stock would have. Immediately following the completion of the exchange offer, each share of Preferred Stock will have          votes. Until the Preferred Stock is converted, the Common Stock and Preferred Stock will vote together as a single class, except under the limited circumstances provided by the certificate of designation and described under “Description of Preferred Stock” or as required under applicable law.

The holders of Preferred Stock will also have the right to receive dividends or other distributions, when, if and in the manner declared by our board of directors and paid on the Common Stock on a pro rata basis, as though the Preferred Stock had been converted immediately prior to the declaration of such dividend or distribution.

The Preferred Stock will have a liquidation preference of $ per share.

The Preferred Stock will have the right to elect directors out of a total of directors on our board.

The New Secured Notes	If the exchange offer is completed, the aggregate principal amount of the New Secured Notes will depend on the aggregate principal

amount of Old Notes that are tendered in the exchange offer but will not exceed $             million. The payment of principal of and interest on the New Secured Notes will be equal in right of payment, as set forth in the indenture under which the New Secured Notes will be issued (the “New Secured Notes Indenture”), with the payment in full of all Senior Debt (as defined under “Description of the New Secured Notes—Ranking”). The New Secured Notes will mature              years after the date of their issuance. The New Secured Notes will bear interest at the rate of         % per annum. Interest will be payable on              and              of each year to holders of record on the immediately preceding              and             , commencing                     , 2007.

We will use our reasonable best efforts to ensure that the New Secured Notes are rated.

Subject to Permitted Liens (as defined under “The Prepackaged Plan—Means for Implementing the Prepackaged Plan—Issuance of New Secured Notes”), the New Secured Notes will be secured by a second-priority security interest in the Collateral. The “Collateral” consists of the assets of Wolverine and of the Guarantors (as defined below) that secure outstanding obligations under the First-Priority Debt Obligations, other than securities of Wolverine’s subsidiaries that have a Collateral Value (as defined under “Description of the New Secured Notes—Security”) equal to 20% or more of the aggregate principal amount of the New Secured Notes. The “First-Priority Debt Obligations” consist of our Secured Revolving Credit Facility or, if the Secured Revolving Credit Facility is refinanced in connection with the Restructuring, the replacement facility or facilities.

The New Secured Note Guarantees

TF Investor, Inc., Tube Forming Holdings, Inc., Tube Forming, L.P., Wolverine Finance, LLC, Small Tube Manufacturing, LLC, Wolverine China Investments, LLC, Wolverine Joining Technologies, LLC, and WT Holding Company, Inc. (the “Guarantors”), all of which are either direct and indirect subsidiaries of Wolverine Tube, Inc., jointly and severally, will fully and unconditionally guarantee our obligations under the New Secured Notes on a secured basis.

Material United States Federal Income Tax Consequences

We believe that the exchange of the Old Notes for Common Stock, Preferred Stock and New Secured Notes will be treated as a tax-free recapitalization for U.S. federal income tax purposes. We further believe that with respect to holders of the Old Notes that do not participate in the exchange offer, the adoption of the proposed amendments to the Indentures should result in a deemed taxable exchange of the Old Notes for new modified notes. For a further discussion of certain U.S. federal income tax considerations relating to the exchange offer and consent solicitation see “Material United States Federal Income Tax Consequences.”

Trustee	We have appointed U.S. Bank National Association to act as trustee for the New Secured Notes. The trustee will initially act as paying agent and registrar as well.

Exchange Agent	We have appointed U.S. Bank National Association to act as the initial exchange agent.

Dealer Manager	The dealer manager will be Rothschild Inc.

Solicitation Agent	Rothschild Inc. will act as the solicitation agent for the exchange offer and consent solicitation.

Summary Historical Financial Data

The summary consolidated statement of operations and balance sheet data presented below as of and for the years ended December 31, 2005, 2004, 2003, 2002 and 2001 is derived from our respective audited consolidated financial statements. The summary consolidated statement of operations and balance sheet data presented below as of and for the six months ended July 2, 2006 and July 3, 2005 is derived from our respective unaudited consolidated financial statements. In the opinion of management, the unaudited consolidated financial statements contain all adjustments, consisting of normal recurring adjustments, that are necessary for a fair presentation of our consolidated financial position and results of operations for these periods. The summary consolidated financial data should be read together with “Capitalization,” “Selected Consolidated Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes from our annual report on Form 10-K for the year ended December 31, 2005 and our quarterly report on Form 10-Q for the quarter ended July 2, 2006, both of which are incorporated by reference in this prospectus and solicitation statement.

(In thousands except per share amounts)	Six Months Ended		Year Ended December 31,
	July 2, 2006	July 3, 2005	2005	2004	2003	2002	2001
Statement of Operations Data:
Net sales	$716,296	$409,803	$873,505	$797,875	$596,324	$550,523	$583,114
Cost of goods sold(a)	676,277	394,089	851,862	734,194	555,498	492,082	520,874

Gross profit	40,019	15,714	21,643	63,681	40,826	58,441	62,240
Selling, general and administrative expenses(b)	17,393	16,952	37,074	37,259	32,103	30,616	32,254
Restructuring and other charges(c)	2,106	54	1,416	2,536	15,057	—	1,546

Operating income/(loss) from continuing operations	20,520	(1,292)	(16,847)	23,886	(6,334)	27,825	28,440
Other expense/(income):
Interest expense, net	12,613	10,566	20,727	20,860	21,218	19,681	13,100
Loss/(gain) on extinguishment of debt	—	—	—	3,009	—	(1,349)	—
Amortization and other, net(d)	2,260	442	2,802	1,261	1,856	1,008	(447)
Goodwill impairment	—	—	—	—	23,153	—	—

Income/(loss) from continuing operations before income taxes	5,647	(12,300)	(40,376)	(1,244)	(52,561)	8,485	15,787
Income tax provision/(benefit)(e)	1,355	(4,136)	(1,760)	(1,888)	(13,577)	1,315	4,345

Income/(loss) from continuing operations(f)	4,292	(8,164)	(38,616)	644	(38,984)	7,170	11,442
Income/(loss) from discontinued operations, net of tax(g)	—	—	—	(262)	(1,637)	(1,610)	(31,240)

Net income/(loss)(h)	$4,292	$(8,164)	$(38,616)	$382	$(40,621)	$5,560	$(19,798)

Net income/(loss) applicable to common shares	$4,292	$(8,164)	$(38,616)	$382	$(40,621)	$5,502	$(20,078)

Income/(loss) per common share—basic:
Continuing operations	$0.28	$(0.54)	$(2.57)	$0.05	$(3.18)	$0.58	$0.92
Discontinued operations, net of tax	—	—	—	(0.02)	(0.13)	(0.13)	(2.58)

Net income/(loss) per share—basic	$0.28	$(0.54)	$(2.57)	$0.03	$(3.31)	$0.45	$(1.66)

Basic weighted average common shares	15,066	15,014	15,022	13,650	12,275	12,231	12,077

Income/(loss) per common share—diluted:
Continuing operations	$0.28	$(0.54)	$(2.57)	$0.05	$(3.18)	$0.58	$0.91
Discontinued operations, net of tax	—	—	—	(0.02)	(0.13)	(0.13)	(2.54)

Net income/(loss) per share—diluted	$0.28	$(0.54)	$(2.57)	$0.03	$(3.31)	$0.45	$(1.63)

Diluted weighted average common and common equivalent shares	15,161	15,014	15,022	13,992	12,275	12,362	12,307

(In thousands)			December 31,
	July 2, 2006	July 3, 2005	2005	2004	2003	2002	2001
Balance Sheet Data:
(In thousands)
Total assets	$602,210	$568,893	$568,765	$587,458	$553,258	$550,720	$539,427
Total long-term debt	234,642	235,728	234,920	237,022	254,284	255,712	247,698
Redeemable cumulative preferred stock	—	—	—	—	—	—	2,000
Stockholders’ equity	169,363	199,519	163,302	209,502	179,351	200,635	201,412

(In thousands except COMEX prices)	Six Months Ended		Year Ended December 31,
	July 2, 2006	July 3, 2005	2005	2004	2003	2002	2001
Other Data:
Pounds shipped	194,118	157,741	320,568	339,417	327,354	310,240	308,177
EBITDA(i)	$26,874	$6,811	$(2,601)	$36,761	$(13,971)	$44,978	$16,325
Depreciation and amortization	$8,614	$8,545	$17,049	$17,407	$19,009	$18,416	$18,679
Capital expenditures	$2,584	$5,494	$10,009	$11,302	$5,969	$7,747	$27,612
Average monthly COMEX price of copper per pound(j)	$2.81	$1.50	$1.68	$1.29	$0.81	$0.72	$0.73

(a)	In 2001, we incurred charges that are included in cost of goods sold of approximately $1.4 million, related to realized and anticipated reductions in demand for our product, and for the write-down of slow moving or obsolete inventory.
(b)	In 2005, the Company recorded charges to selling, general and administrative expense totaling $3.6 million related to the termination of its Supplemental Executive Retirement Plan, the freezing of its U.S. defined benefit and restoration benefit pension plans, and accelerated restricted stock vesting.
(c)	In 2005, 2004, 2003 and 2001 restructuring charges of $1.4 million ($0.9 million after tax), $2.5 million ($1.7 million after tax), $15.1 million ($9.9 million after tax) and $1.5 million ($1.0 million after tax), respectively, were incurred. In the six months ended July 2, 2006, $2.1 million ($1.4 million after tax) in advisory fees and expenses were incurred relating to financial and operational restructuring. In the six months ended July 3, 2005, restructuring charges of $54 thousand ($36 thousand after tax) were incurred.
(d)	In December 2005, we entered into a sales arrangement for our Jackson, Tennessee facility. Included in the 2005 results is a $1.9 million loss associated with the write-down and sale of the property. In the six months ended July 2, 2006, a charge of $1.0 million was recorded to write down certain equipment at our Jackson, Tennessee facility to its net recoverable value.
(e)	In 2005, we established a valuation allowance related to our U.S. deferred tax assets in the amount of $12.6 million. The tax provision for the six months ended July 2, 2006 is net of the reversal of $2.5 million valuation allowance for deferred tax assets (primarily associated with net operating losses) which will be utilized against current taxable income in the U.S., and the establishment of a deferred tax valuation allowance in Canada of $2.4 million for the likely expiration of net operating losses.
(f)	Income from continuing operations for 2001, includes amortization of expense recognized related to goodwill of $2.3 million.
(g)	The operating results of Wolverine Ratcliffs, Inc. include losses of $0.3 million, $1.6 million, $1.6 million and $7.3 million (in each case net of tax) for the years ended 2004, 2003, 2002 and 2001, respectively, and have been classified as discontinued operations. In addition, we recorded an estimated $23.9 million (net of tax) loss on the disposal of the Wolverine Ratcliffs, Inc. operations in 2001 (see Note 2 of the Notes to Consolidated Financial Statements included in our annual report on Form 10-K for the year ended December 31, 2001).
(h)	Net income/(loss) for 2001, includes amortization expense related to goodwill of $1.4 million.
(i)	For a reconciliation of EBITDA to GAAP financial measures, see “Selected Consolidated Historical Financial Data.”
(j)	Source: Metals Week.

Ratio of Earnings to Fixed Charges

The following table shows the ratio of earnings to fixed charges for Wolverine Tube, Inc.

							Pro Forma Adjustments for the Exchange Offer(b)
	Six Months Ended July 2, 2006	Year Ended December 31,					Six Months Ended July 2, 2006	Year Ended December 31, 2005
		2005	2004	2003	2002	2001
Ratio of earnings to fixed charges(a)	1.47	(0.64)	1.06	0.39	1.39	2.08

(a)	For the year ended December 31, 2005 our earnings were insufficient to cover our fixed charges. The insufficiency was $15.1 million.
(b)	The pro forma adjustments for the six months ended July 2, 2006 and for the year ended December 31, 2005 assume that the exchange offer and consent solicitation have been consummated and that 100% of the Old Notes are tendered in the exchange offer.

Unaudited Pro Forma Summary Consolidated Financial Data

The following pro forma consolidated summary financial data for the year ended December 31, 2005 and as of and for the six months ended July 2, 2006 has been derived by the application of pro forma adjustments to our historical consolidated financial statements incorporated by reference in this prospectus and solicitation statement. The pro forma summary consolidated financial data is presented for illustrative purposes only and is not necessarily indicative of the financial position or results of operations that would have actually been reported had the exchange offer and consent solicitation been completed at the beginning of the periods presented or as of the dates presented, nor is it indicative of our future financial position or results of operations. The historical consolidated summary financial data includes certain reclassifications to conform to our current presentation.

The pro forma consolidated summary balance sheet as of July 2, 2006 gives effect to the exchange offer and consent solicitation, the refinancing of our Liquidity Facilities and the payment of related fees and expenses as if each had occurred on the date of the consolidated balance sheet.

The pro forma consolidated summary statements of operations for the year ended December 31, 2005 and the six months ended July 2, 2006 give effect to the exchange offer and consent solicitation, the refinancing of our Liquidity Facilities and the payment of related fees and expenses as if each had occurred at the beginning of the periods presented and excludes the effects of non-recurring adjustments relating to the Restructuring.

We have prepared the pro forma consolidated summary financial data assuming that the Restructuring will occur either by means of the exchange offer and consent solicitation or the prepackaged plan.

The pro forma consolidated summary financial data does not purport to represent what our interim consolidated financial position or results of operations would have actually been had the exchange offer and consent solicitation and the refinancing of our Liquidity Facilities in fact been completed on the date assumed, or to project our results of operations for any future period. The pro forma consolidated summary financial data is unaudited and based on assumptions that we believe are reasonable and should be read in conjunction with “Capitalization” on page 46, and our consolidated financial statements and related notes from our annual report on Form 10-K for the year ended December 31, 2005 and our quarterly report on Form 10-Q for the quarter ended July 2, 2006, both incorporated by reference in this prospectus and solicitation statement. The pro forma consolidated summary financial data assumes that 100% of our outstanding Old Notes are exchanged for Common Stock, New Secured Notes and Preferred Stock which is convertible into Common Stock.

For the year ended December 31, 2005

(In thousands except per share amounts)	Historical	Pro forma Adjustments	Pro Forma
Net sales	$873,505
Cost of goods sold	851,862

Gross profit	21,643
Selling, general and administrative expenses	37,074
Advisory fees and expenses	—
Restructuring and other charges	1,416

Operating income/(loss)	(16,847)
Other expense:
Interest expense, net	20,727	(1)
Amortization and other, net	2,802	(2)

Income/(loss) before income taxes	(40,376)
Income tax provision/(benefit)	(1,760)

Net income/(loss)	$(38,616)

Per share data:
Net income /(loss) per common share—basic	$(2.57)	(3)
Basic weighted average number of common shares	15,022	(4)

Net income /(loss) per common share—diluted	$(2.57)	(3)
Diluted weighted average number of common and common equivalent shares	15,022	(4)

(1)	Reduction in interest expense net of amortization of discount on bonds due to the elimination of the Old Notes, partly offset by the interest on the New Secured Notes.
(2)	Difference in the amortization of deferred financing for the Old Notes and the New Secured Notes.
(3)	Earnings per share adjusted for the improvement in income (interest and amortization of deferred financing fees) divided by the revised shares after accounting for the shares exchanged.
(4)	Weighted average shares adjusted for number of shares of Common Stock issued in exchange for the Old Notes.

For the six months ended July 2, 2006

(In thousands except per share amounts)	Historical	Pro forma Adjustments	Pro Forma
Net sales	$716,296
Cost of goods sold	676,277

Gross profit	40,019
Selling, general and administrative expenses	17,393
Advisory fees and expenses	—
Restructuring and other charges	2,106

Operating income/(loss)	20,520
Other expense:
Interest expense, net	12,613	(1)
Amortization and other, net	2,260	(2)

Income/(loss) before income taxes	5,647
Income tax provision/(benefit)	1,355

Net income/(loss)	4,292

Per share data:
Net income /(loss) per common share—basic	$0.28	(3)
Basic weighted average number of common shares	15,066	(4)

Net income /(loss) per common share—diluted	$0.28	(3)
Diluted weighted average number of common and common equivalent shares	15,161	(4)

(1)	Reduction in interest expense net of amortization of discount on bonds due to the elimination of the Old Notes, partly offset by the interest on the New Secured Notes.
(2)	Difference in the amortization of deferred financing for the Old Notes and the New Secured Notes.
(3)	Earnings per share adjusted for the improvement in income (interest and amortization of deferred financing fees) divided by the revised shares after accounting for the shares exchanged.
(4)	Weighted average shares adjusted for number of shares of Common Stock issued in exchange for the Old Notes.

As of July 2, 2006

(In thousands except share and per share amounts)	Historical	Pro forma Adjustments	Pro Forma
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$21,505
Accounts receivable, net of allowance for doubtful accounts of $0.5 million in 2006	103,464
Inventories	182,139
Prepaid expenses and other	19,560

Total current assets	326,668

Property, plant and equipment, net	176,342
Deferred charges, net	7,783	(1)
Goodwill, net	77,181
Deferred income taxes	12,340
Notes receivable	834
Assets held for sale	1,021
Investments	41

Total assets	$602,210

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$99,282
Accrued liabilities	39,980	(1)
Deferred income taxes	680
Short-term borrowings	949

Total current liabilities	140,891

Long-term debt	234,642	(1)
Pension liabilities	36,270
Postretirement benefit obligation	20,157
Accrued environmental remediation	887

Total liabilities	432,847

Stockholders’ equity
Common stock, par value $0.01 per share; 40,000,000 shares authorized; 15,071,391 shares issued and outstanding as of July 2, 2006	151	(2)
Preferred stock, par value $1.00 per share; 500,000 shares authorized; 0 shares issued and outstanding as of July 2, 2006		(3)
Additional paid-in capital	92,025	(1)
Retained earnings	90,026
Unearned compensation	(425)
Accumulated other comprehensive loss, net of tax	(12,414)

Total stockholders’ equity	169,363

Total liabilities and stockholders’ equity	$602,210

(1)	The pro forma adjustments related to the exchange of Common Stock, Preferred Stock and New Secured Notes assume 100% of our outstanding Old Notes are exchanged, the market value of our Common Stock on the closing date of the restructuring is $ , and the New Secured Notes issued are valued at $ on December 31, 2005. The pro forma gain on the exchange of our Old Notes, is calculated as the difference between the carrying value of the Old Notes, including accrued interest, and the fair market value of the Common Stock, Preferred Stock and New Secured Notes issued on the closing date of the exchange offer, net of unamortized debt issuance costs and direct costs of $ associated with the exchange of the Old Notes.

The reconciliation of the gain on the exchange of our outstanding Old Notes is as follows:

Adjustments to assets:
Cash paid for expenses on closing date	$(		)
Adjustment to unamortized debt issuance costs		(	)
New debt issuance costs

Adjustment to liabilities:
Accrued interest
Long-term debt
Discount on bonds		(	)
New long term debt

Adjustments to stockholders’ equity:
Common Stock		(	)
Preferred Stock		(	)
Additional paid-in capital		(	)

Gain on exchange of our debt securities	$

The actual gain that will be recognized on the exchange of our outstanding Old Notes will vary from the pro forma gain and will be dependent upon the fair value of our Common Stock, Preferred Stock and New Secured Notes on the closing date of the exchange offer and the actual cost of exchanging our outstanding Old Notes. See “Accounting Treatment of the Restructuring” on page 48 for further discussion regarding the calculation of the gain on the exchange of our outstanding Old Notes.

(2)	Shares of New Common Stock shares issued in exchange for the Old Notes at $0.01 par value per share or a total value of $ .

(3)	Shares of New Preferred Stock shares issued in exchange for the Old Notes at $1.00 par value per share or a total value of $ .

RISK FACTORS

You should carefully consider the following risk factors before you decide to tender your Old Notes in the exchange offer, deliver a consent in the consent solicitation and vote to accept or reject the prepackaged plan. We urge you to carefully read this prospectus and solicitation statement and the documents incorporated by reference into this prospectus and solicitation statement. There may be additional risks and uncertainties not presently known to us, or which we currently consider immaterial, that may adversely affect us.

Risks Related to the Restructuring

Our ability to avoid bankruptcy or insolvency may be dependent upon the success of the Restructuring and our ability to achieve our plan of operations.

If we are unable to complete the Restructuring, either through consummation of the exchange offer and consent solicitation or through the prepackaged plan, our future is unclear, and in the absence of a deleveraging of our balance sheet and restructuring of our capital structure, we may not have sufficient liquidity to continue our current operations.

If the Restructuring is successful, our ability to meet our financial projections and our obligations will then depend on our ability to achieve our operating plan. Accomplishing our operating plan may be affected by general economic conditions, commodity prices, industry trends and other factors beyond our control. We may be unable to implement certain elements of our operating plan following completion of the Restructuring due to continuing pressures on our operating cash flow.

As of                     , we had working capital of $             million and approximately $             million of available cash and cash equivalents. With our current cash balances, amounts available under our Liquidity Facilities and anticipated cash flow from continuing operations, we believe that we will be able to satisfy existing working capital needs, debt service obligations and capital expenditure and other cash requirements in the near to mid-term. If, however, we are not able to satisfy these obligations because we are unable to generate sufficient cash from operations, access sufficient available funds under our Liquidity Facilities or refinance or obtain additional liquidity sources, if copper prices increase beyond our capacity to cover these increased costs, if our commercial customers stop supporting the temporary change in payment terms, or if we suffer other adverse changes in our business, we may face a default and acceleration of our debt. Thus, if the Restructuring is not successful, we may be required to seek the protection of the federal bankruptcy laws without a prepackaged plan of reorganization.

We may need additional financing after the Restructuring, which may be unavailable or costly.

Our actual funding requirements could vary materially from our current estimates. We base our financial projections on assumptions that we believe are reasonable but which contain significant uncertainties that could affect our business, our future performance and our liquidity. Our ability to achieve and sustain operating profitability will depend on many factors, including the price of copper and our ability to pass on cost increases in certain markets, our ability to convert certain customers to foreign sourced products on terms mutually acceptable and profitable to us and our customers, our ability to absorb some of the business from our recently closed Montreal facility into our London, Ontario facility and continued availability of sufficient amounts under our current Liquidity Facilities (or, if the Liquidity Facilities are refinanced in connection with the Restructuring, the replacement facilities) to support the cyclicality of our business. In addition, our business, our future performance and our liquidity would be affected by general industry and market conditions and growth rates and general economic and political conditions, including the global economy and other future events.

Consequently, we may have to raise additional funds, which may be costly, to operate our business and provide other needed capital, and we may be unable to do so on favorable terms or at all. If we were unable to raise such needed additional funds or could only do so on unfavorable terms, our operations could be adversely affected and we could have insufficient capital to meet our expenses and operate our business.

We may lose tax attributes and incur income tax liability as a result of the Restructuring.

Although the Restructuring may allow us to be “discharged” for U.S. federal income tax purposes from a significant amount of debt, we believe that we will not incur additional federal income tax liability as a result of such discharge, based on the insolvency or bankruptcy provisions of the Internal Revenue Code. We will, however, in the event of such discharge be required to reduce or utilize certain of our tax attributes, including net operating losses and loss carryforwards, and we may be limited in the use of our remaining tax attributes following the exchange. Since the precise amount of the discharge and of our tax attributes cannot be determined until immediately prior to the exchange offer, if such amounts on the date of the exchange differ significantly from our current estimates, we may be required to recognize taxable income, although we believe that the risk of us incurring any significant federal income tax liability is remote.

Risks Relating to the Exchange Offer

The proposed amendments to the Indentures relating to the Old Notes will significantly reduce the protections afforded to non-tendering holders of the Old Notes.

If the minimum tender condition and each of the other conditions to the exchange offer and consent solicitation are met or waived, subject to the consent of the Signing Noteholders in accordance with the Restructuring Agreement with respect to the minimum tender condition, and the exchange offer and consent solicitation is completed, we and the trustee under the Indentures relating to the Old Notes will give effect to the proposed amendments to those Indentures. The proposed amendments will apply to all of the Old Notes that remain outstanding and each holder of such Old Notes not tendered in the exchange offer will be bound by the proposed amendments, regardless of whether such holder consented to the proposed amendments.

The proposed amendments to the Indentures will delete provisions of each Indenture, as applicable, including:

•	the limitation on indebtedness;

•	the obligation to file certain annual, quarterly and other reports;

•	the limitation on our ability to enter into sale and leaseback transactions;

•	the limitation on our ability to create liens;

•	the obligation to provide notices relating to defaults;

•	the limitation on affiliate transactions;

•	the limitations on our ability to make restricted payments;

•	the limitations on our ability to declare and pay dividends;

•	the limitation on sales of assets and subsidiary stock;

•	the subsidiary guarantees on the 7.375% Notes;

•	our obligation to offer to repurchase the 10.5% Notes upon a change of control; and

•	the limitations on our and our subsidiaries’ business activities.

For a description of the proposed amendments, see “The Proposed Amendments.”

Holders of a majority of the outstanding Old Notes can approve the proposed amendments and waivers. Pursuant to the Restructuring Agreement, holders of approximately         % of the outstanding principal amount of our 7.375% Notes and approximately         % of the outstanding principal amount of our 10.5% Notes have agreed to consent to the proposed amendments to the applicable Indentures. See “The Exchange Offer and Consent Solicitation—Restructuring Agreement.”

Holders of the Old Notes who exchange their Old Notes in the exchange offer will lose their rights under the Old Notes and the Indentures and other agreements governing the Old Notes.

If you tender your Old Notes in the exchange offer for our Common Stock, Preferred Stock and New Secured Notes and the exchange offer is completed, you will lose the contractual and legal rights you currently have under the Indentures and other agreements governing the Old Notes. Furthermore, under most circumstances, the value of equity will likely react to changes in our fortunes with a higher degree of volatility than will the value of a debt claim. Consequently, as a holder of Preferred Stock or Common Stock (including Common Stock issued upon conversion of Preferred Stock), a tendering holder of Old Notes may suffer more from future adverse developments relating to our financial condition, results of operations or prospects than it would as a holder of Old Notes alone.

If less than all holders of Old Notes tender their Old Notes and we were to liquidate, the holders of Old Notes who have not tendered their Old Notes would have a priority on repayment over any preferred or common equity interest.

If not all holders of the Old Notes tender their Old Notes and if we were to cease operations and liquidate our assets, the holders of the outstanding Old Notes would be entitled to receive the principal and accrued and unpaid interest on such Old Notes out of our assets before our preferred or common stockholders would receive anything. All preferred and common stockholders would thereafter receive our remaining assets, if any. Accordingly, if you tender your Old Notes in the exchange offer and we were to liquidate our assets, you may receive less than if you did not tender your Old Notes.

Subsequent to the exchange offer and consent solicitation, the liquidity of the Old Notes held by non-tendering holders of Old Notes may be impaired.

If holders of a large enough number of both series of Old Notes decide to participate in the exchange offer, the liquidity of the remaining Old Notes may be impaired and your ability to sell the Old Notes may be adversely affected.

If the minimum tender condition for the exchange offer and consent solicitation is not met or waived, we may commence a chapter 11 case, which would delay distributions to the holders of Old Notes and would involve additional costs and risks associated with bankruptcy.

If the exchange offer is not completed because the minimum tender condition is not satisfied or waived, and if we then file our chapter 11 case and the prepackaged plan can be confirmed, the date of the distributions to be made pursuant to the prepackaged plan will be delayed until after confirmation of the prepackaged plan by the bankruptcy court. We estimate that the process of obtaining confirmation of the prepackaged plan will last approximately 30 to 90 days from the date of the commencement of our chapter 11 case and could last considerably longer. The distribution will be delayed for a minimum of 30 days thereafter and may be delayed for a substantially longer period.

In addition, in the chapter 11 case, we would incur substantially greater costs than we would incur in an out-of-court exchange offer and consent solicitation. Such additional costs associated with bankruptcy include costs of professionals and bankruptcy fees.

Further, in the chapter 11 case, there would be an additional risk that the prepackaged plan may not be confirmed by the bankruptcy court. The Bankruptcy Code grants every party-in-interest the right to be heard by the bankruptcy court. Thus, if a party-in-interest objects to the prepackaged plan, the court might deny confirmation of the prepackaged plan, leading to additional expense and delay.

Holders of the Old Notes who do not participate in the exchange offer may incur adverse tax consequences.

Holders of the Old Notes who choose not to participate in the exchange offer may be deemed to have exchanged their Old Notes for different notes in an exchange, which could result in the recognition of gain or loss for U.S. federal income tax purposes. In addition, under certain circumstances, the different notes may be deemed to be issued with original issue discount, which holders would have to accrue as income on a constant yield basis. For a more detailed description of the tax consequences to holders who do not participate in the exchange offer, see “Material United States Federal Income Tax Consequences—Non-Exchanging Holders.”

In the future, we may acquire any Old Notes that are not tendered in the exchange offer for consideration different from that in the exchange offer.

In the future, we may acquire Old Notes that are not tendered in the exchange offer through open market purchases, privately negotiated transactions, an exchange offer or such other means as we deem appropriate. Any such acquisitions will occur upon the terms and at the prices as we may determine in our discretion, which may be more or less than the value of the Common Stock, Preferred Stock and New Secured Notes being exchanged for the Old Notes in the exchange offer, and could be for cash or other consideration. We may choose to pursue any or none of these alternatives, or combinations thereof, in the future.

If not all holders of Old Notes tender their Old Notes, we will incur ongoing expenses related to the Old Notes.

The Indentures require us to make interest payments of approximately $10.4 million annually on the 10.5% Notes and approximately $10.1 million annually on the 7.375% Notes. If not all holders of a series of Old Notes tender their Old Notes, we will continue to incur certain of these on-going expenses to the extent that, and until, any of the Old Notes of either series that were not tendered mature or are repaid in full.

We either must refinance our current Liquidity Facilities or obtain amendments or waivers of certain terms of our Liquidity Facilities in order to effect the exchange offer.

The agreements governing our current Liquidity Facilities contain a number of provisions that restrict our ability to complete the exchange offer. We are currently engaged in preliminary discussions with our commercial banks and other institutional lenders regarding the possible refinancing of some or all of our Liquidity Facilities in connection with the Restructuring. In the event that we decide to pursue any such refinancing transaction or transactions, any replacement facility or facilities would permit the transactions contemplated by the exchange offer, and we would expect to complete the refinancing contemporaneously with the closing of the exchange offer. To the extent that we do not, or are unable to, negotiate a satisfactory refinancing of our current Liquidity Facilities, we will be required to obtain amendments or waivers of certain restrictive provisions in each of our Liquidity Facilities in order to complete the exchange offer. Any such amendment or waiver requires consent from the relevant counterparties. If these counterparties do not consent to such amendments or waivers, or if material conditions are attached to any such consent that make obtaining the amendments or waivers unreasonable, then the terms of the exchange offer will have to be modified or the offer may be terminated.

Risks Relating to the Preferred Stock and Common Stock

Limited trading volume of our Common Stock may contribute to its price volatility.

Our Common Stock is traded on the New York Stock Exchange. During the year ended December 31, 2005, the average daily trading volume of our Common Stock as reported by Bloomberg L.P. was approximately 61,141 shares. It is uncertain whether a more active trading market in our Common Stock will develop. Also, many investment banks no longer find it profitable to provide securities research on small-cap and mid-cap companies. If analysts were to discontinue coverage of our Common Stock, our trading volume may be further reduced. As a result, relatively small trades may have a significant impact on the market price of our Common Stock, which could increase the volatility and depress the price of our Common Stock.

Our stock price may be volatile for many reasons.

The market price of our Common Stock could be subject to significant fluctuations. In addition to the limited trading volume noted above, among the factors that could affect our stock price are:

•	quarterly variations in our operating results;

•	our ability to meet our liquidity needs;

•	changes in revenue or earnings estimates or publication of research reports by analysts;

•	failure to meet analysts’ or our own revenue or earnings estimates;

•	speculation in the press or investment community;

•	competitive conditions in our markets and strategic actions by us or our competitors, such as acquisitions or restructurings;

•	the impact of the risks discussed herein and our ability to react effectively to those risks;

•	limited trading volume of our Common Stock;

•	a change in technology that may add to manufacturing costs or negatively impact our products offerings;

•	actions by institutional stockholders;

•	general market conditions; and

•	domestic and international economic factors unrelated to our performance.

The stock markets in general have experienced volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Common Stock.

The trading price of our Common Stock may decline due to future issuances of shares.

As of August 8, 2006, there were approximately 15.1 million shares of Common Stock outstanding. If the exchange offer and consent solicitation is completed and all of the Old Notes are tendered and accepted for exchange, we will issue              shares of Common Stock and              shares of Preferred Stock which will be mandatorily convertible into an aggregate of              additional shares of our Common Stock and which, prior to conversion, will vote with the Common Stock as a single class, and share in dividends declared and paid on the Common Stock, on an as-converted basis. Some of the holders of our Old Notes may be investors that cannot or are unwilling to hold equity securities and may therefore seek to sell the Preferred Stock or the Common Stock they receive (including Common Stock issued upon conversion of the Preferred Stock). The issuance of the Common Stock and Preferred Stock in the exchange offer or sales of a large number of shares of Common Stock after the Restructuring could materially depress the trading price of our Common Stock.

We will not pay any dividends on our Common Stock or Preferred Stock in the foreseeable future.

We do not anticipate that we will be able to pay any dividends on our Common Stock or Preferred Stock in the foreseeable future. We intend to retain any future earnings to fund operations, debt service requirements and other corporate needs. In addition, our current Liquidity Facilities limit our ability to declare and pay dividends. If the exchange offer is successful, we also expect to be subject to restrictions on the payment of dividends on the Common Stock and Preferred Stock under the terms of the New Secured Notes Indenture and any Senior Debt (as defined under “Description of the New Secured Notes”) that we incur in the future.

Provisions in our agreements, charter documents and Delaware law may delay or prevent acquisition of Wolverine, which could decrease the value of your shares.

Our restated certificate of incorporation and bylaws and Delaware law contain provisions that could make it more difficult for a third party to acquire Wolverine without the consent of our board of directors. These provisions include a classified board of directors, removal of directors only for cause, and the inability of stockholders to act by written consent or to call special meetings. In addition, our board of directors has the right to issue preferred stock without stockholder approval and to fix the designations, rights, preferences, limitations and voting rights of that preferred stock, which could be used to dilute the stock ownership of a potential hostile acquirer. Delaware law also imposes some restrictions on mergers and other business combinations between the Company and any holder of 15% or more of Wolverine’s outstanding Common Stock. Although we believe these provisions provide for an opportunity to receive a higher bid by requiring potential acquirers to negotiate with our board of directors, these provisions apply even if the offer may be considered beneficial by some stockholders.

In addition, if a change in control occurred, it could result in an event of default or amortization event under our current Liquidity Facilities. These provisions could deter a third party from or make it more difficult for a third party to seek to acquire Wolverine.

Our Common Stock may be delisted from the New York Stock Exchange for failure to obtain prior approval by our common stockholders of the proposed issuance of Common Stock and Preferred Stock.

Because the Preferred Stock to be issued in connection with the exchange offer and consent solicitation will be mandatorily convertible into Common Stock and because the Common Stock and Preferred Stock to be issued in the exchange offer would have voting power of 20% or more of the pre-issuance voting power of our outstanding Common Stock, the New York Stock Exchange (the “NYSE”) requires prior approval of such issuance by holders of our Common Stock. We are not currently planning to obtain the approval of our pre-issuance common stockholders with respect to the issuance of the Common Stock and Preferred Stock. As a result, our Common Stock could be delisted from the NYSE and the Common Stock issued in the exchange offer and the Common Stock issued upon conversion of the Preferred Stock may not be listed on the NYSE due to a failure to abide by the stockholder approval requirement.

The NYSE rule provides a hardship exemption if the delay associated with obtaining the approval of common stockholders would seriously jeopardize our financial viability. If we were to seek the hardship exemption, we cannot guarantee that the NYSE would approve our request.

In addition, if all of the conditions to the exchange offer cannot be satisfied or waived, but we receive sufficient acceptances to seek confirmation of the prepackaged plan, then we may file a voluntary petition for reorganization under chapter 11 of the Bankruptcy Code and promptly seek confirmation of the prepackaged plan. If we commence a chapter 11 case, the NYSE has a unilateral right to suspend or terminate the listing of our Common Stock.

Delisting could seriously limit the liquidity of our Common Stock and impair our ability to raise future capital through the sale of our equity or debt, which could have a material adverse effect on our business. Delisting could also reduce the ability of holders of our Common Stock, including holders of Old Notes that receive shares of Common Stock in the exchange offer (including Common Stock issued upon conversion of the Preferred Stock), to purchase or sell shares as quickly and as inexpensively as they have done historically, and may have an adverse effect on the trading price of our Common Stock. Delisting could also adversely affect our relationships with our vendors, customers and employees.

If our Common Stock is delisted from the NYSE, Wolverine will use its reasonable best efforts to apply for re-listing of its Common Stock on the NYSE or listing on the NASDAQ market. There is no assurance that Wolverine’s Common Stock would be approved to be listed on either the NYSE or NASDAQ. However, after being delisted, Wolverine Common Stock can still be traded on the “pink sheets,” a stock quotation service that is not regulated by the SEC. Unlike companies on a stock exchange, companies with securities quoted on the pink sheets system do not need to meet minimum requirements. If Wolverine files a petition for relief under the Bankruptcy Code and its Common Stock is listed on the pink sheets, the ticker symbol for Wolverine stock will have a five-letter ticker symbol that ends in “Q,” indicating that the stock was involved with bankruptcy proceedings.

You may be limited in your ability to trade the Common Stock you receive in the exchange offer.

Our issued and outstanding Common Stock is currently traded on the NYSE. Upon the consummation of the exchange offer and consent solicitation, we intend to apply to the NYSE for listing of the Common Stock to be issued in connection with the exchange offer and the Common Stock that is issuable upon conversion of the Preferred Stock. However, we cannot guarantee that these new shares of Common Stock will be admitted to listing. We cannot guarantee that our Common Stock will not be delisted from the NYSE as described in the risk factor immediately above. As a result, no trading market may exist for these new shares of Common Stock and we cannot assure you that you will be able to sell such Common Stock at a particular time or that the prices that you receive when you sell will be favorable.

The Preferred Stock issued in the exchange offer may not become convertible into shares of our Common Stock.

The certificate of designation of the Preferred Stock provides that each share of Preferred Stock will become convertible into              shares of our Common Stock if, as and when our restated certificate of incorporation is amended to increase the number of our authorized shares of our Common Stock from 40,000,000 to at least              million. We intend to hold a special meeting of our stockholders to vote on this amendment to our restated certificate of incorporation to effect this increase in our authorized Common Stock promptly following the completion of the exchange offer. At this meeting, our Preferred Stock will vote on an as-converted basis, with our Common Stock. If the number of authorized shares of Common Stock is not increased, the Preferred Stock will not become convertible into Common Stock but will remain Preferred Stock and your ability to sell the Preferred Stock may be impaired as described in the risk factor immediately below.

Your ability to sell the Preferred Stock may be limited by the absence of an active trading market.

The Preferred Stock is a new issue of securities for which there currently is no established trading market. Consequently, the Preferred Stock will be relatively illiquid and you may be unable to sell your Preferred Stock. We do not intend to apply for the Preferred Stock to be listed on any securities exchange or to arrange for quotation on any over-the-counter market. We cannot assure you as to the liquidity of any trading market for the Preferred Stock. We also cannot assure you that you will be able to sell your Preferred Stock at a particular time or that the prices that you receive when you sell will be favorable.

Future trading prices of the Preferred Stock will depend on many factors, including the price of our Common Stock, our operating performance and financial condition, the interest of securities dealers in making a market in our Preferred Stock and the market for similar securities.

A future issuance of additional preferred stock may adversely affect the rights of our equity holders.

Our restated certificate of incorporation authorizes the issuance of “blank check” preferred stock, with such designations, rights, preferences, limitations and voting rights as may be determined upon issuance by our board of directors without further shareholder approval. We will designate              shares of such preferred stock as the Preferred Stock. In the event that we issue additional preferred stock in the future, the holders of such preferred stock may be entitled to receive dividends and distributions prior to their receipt by the holders of our Common Stock and the Preferred Stock. Thus, holders of Common Stock and Preferred Stock could realize less than the amount of dividends and/or distributions to which they would otherwise be entitled had the new preferred stock not been issued.

Risks Relating to Our New Secured Notes and Our Indebtedness

Upon completion of the exchange offer, our level of indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the New Secured Notes.

Even if we complete the exchange offer and consent solicitation, we will continue to have a significant amount of indebtedness. As of                     , 2006, on a pro forma basis after giving effect to the Restructuring

and assuming that all of the Old Notes are tendered in the exchange offer, we would have had approximately $             million of total debt outstanding. In addition, the New Secured Notes Indenture may permit us to incur certain types of additional indebtedness, subject to specified restrictions.

Such indebtedness could have important consequences to you, including the following:

•	limiting our ability to fund working capital, capital expenditures, acquisitions or other general corporate purposes;

•	requiring us to use a substantial portion of our cash flow from operations to pay interest and principal on the Secured Revolving Credit Facility, the New Secured Notes and other indebtedness, which will reduce the funds available to us for purposes such as capital expenditures, marketing, development, potential acquisitions and other general corporate purposes;

•	exposing us to fluctuations in interest rates, to the extent our borrowings bear variable rates of interest, including through interest rate swap agreements;

•	placing us at a competitive disadvantage compared to our competitors that have less debt;

•	reducing our flexibility in planning for, or responding to, changing conditions in our industry, including increased competition; and

•	making us more vulnerable to general economic downturns and adverse developments in our business.

The value of the Collateral securing the New Secured Notes may not be sufficient to satisfy obligations under the New Secured Notes and may be reduced or diluted under certain circumstances.

The New Secured Notes will be secured by second-priority interest on the Collateral as described in the “Description of the New Secured Notes.” The Collateral will also secure on a first-priority basis our obligations under our current Secured Revolving Credit Facility, and in the event that the Secured Revolving Credit Facility is refinanced in connection with the Restructuring, we expect the Collateral to secure our obligations under the replacement facility or facilities on a first-priority basis. To the extent permitted by the terms of the New Secured Notes Indenture, the Collateral may also secure other indebtedness.

The Collateral securing the New Secured Notes consists of a second-priority security interest in our assets and those of the Guarantors that secure outstanding obligations under the Secured Revolving Credit Facility, (other than securities of our subsidiaries that have a Collateral Value equal to 20% or more of the aggregate principal amount of the New Secured Notes).

In the event of foreclosure on the Collateral, the proceeds from the sale of the Collateral securing indebtedness under the New Secured Notes may not be sufficient to satisfy our obligations on the New Secured Notes. This is so because proceeds from a sale of the Collateral would be distributed to satisfy indebtedness and all other obligations under the Secured Revolving Credit Facility (or any replacement facility or facilities) and any other indebtedness secured by a first-priority lien on the Collateral before any such proceeds could be distributed in respect of the New Secured Notes. Only after all of our obligations under the Secured Revolving Credit Facility (or any replacement facility or facilities) and under any other first-priority indebtedness have been satisfied will proceeds from the sale of Collateral be available to holders of the New Secured Notes.

The value of the Collateral and the amount to be received upon a sale of the Collateral will depend on many factors, including, among others:

•	our ability to sell our equipment as part of an operating business;

•	the condition of the Collateral and the strength of our industry;

•	the ability to sell the Collateral in an orderly sale;

•	the condition of the international, national and local economies; and

•	the availability of buyers.

The book value of the Collateral should not be relied on as a measure of realizable value for such assets. By its nature, most of the Collateral may be illiquid and may have little or no readily ascertainable market value. In addition, a significant portion of the Collateral includes assets that may only be usable, and thus retain value, as part of our existing operating businesses.

Accordingly, any such sale of the Collateral separate from the sale of our business may not be feasible or of significant value. To the extent that holders of other secured indebtedness or third parties benefit from liens (including statutory liens), such holders or third parties may have rights and remedies with respect to the Collateral that, if exercised, could reduce the proceeds available to satisfy the obligations under the New Secured Notes. See “Description of the New Secured Notes—Security.”

The New Secured Notes Indenture will impose, and our current Liquidity Facilities do impose, significant operating and financial restrictions on us, which may prevent us from capitalizing on business opportunities and taking some corporate actions.

The New Secured Notes Indenture will impose significant operating and financial restrictions on us in addition to the operating and financial restrictions currently contained in the agreements governing our existing Liquidity Facilities. We expect that the terms of any replacement liquidity facilities, or of any other future debt, may impose similar restrictions. These restrictions, among other things, limit our ability and that of our subsidiaries to:

•	incur or guarantee additional indebtedness;

•	pay dividends or make other distributions;

•	sell or otherwise dispose of assets;

•	create liens;

•	prepay, redeem or repurchase debt;

•	enter into transactions with affiliates; and

•	consolidate, merge or sell all or a substantial portion of our assets.

In addition, our current Liquidity Facilities require us to maintain specified financial ratios and satisfy other financial condition tests, and we expect that any replacement facilities may contain similar financial covenants. These covenants may adversely affect our ability to finance our future operations or capital needs or to pursue available business opportunities, may limit our ability to plan for or react to market conditions or meet capital needs or may otherwise restrict our activities or business plans. A breach of any of those covenants, or our inability to maintain the required financial ratios, could result in a default in respect of the related indebtedness. If a default occurs, the relevant counterparties could elect to declare our obligations, together with accrued interest and other fees, to be immediately due and payable and proceed against the Collateral securing our obligations.

Federal and state statutes allow courts, under specific circumstances, to void guarantees and require noteholders to return payments received from Guarantors.

Under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee could be voided, or claims in respect of a guarantee could be subordinated to all other debts of that guarantor, if the guarantor at the time it incurred the indebtedness evidenced by its guarantee:

•	received less than reasonably equivalent value or fair consideration for the incurrence of its guarantee and was insolvent or rendered insolvent by reason of such incurrence;

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay those debts as they mature.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

The New Secured Notes Indenture will require that our Guarantors guarantee the New Secured Notes. These considerations will also apply to their guarantees. We cannot assure you as to what standard a court would apply in determining whether a Guarantor would be considered to be insolvent. If a court determined that a Guarantor was insolvent after giving effect to the guarantees, it could void the guarantees of the New Secured Notes by one or more of our subsidiaries and require you to return any payments received from such subsidiaries.

Our Liquidity Facilities limit our ability to repay the New Secured Notes.

Our ability to repay the New Secured Notes upon acceleration is limited by our current Liquidity Facilities, and if the Liquidity Facilities are refinanced in connection with the Restructuring, will likely be similarly limited by the replacement facility or facilities. While our obligations under the New Secured Notes are equal in right of payment under the New Secured Notes Indenture with the payment of all Senior Debt, our obligations under the New Secured Notes are secured by a second-priority lien. The New Secured Notes will be secured by a second-priority security interest in the assets of Wolverine and of the Guarantors that secure outstanding obligations under the Secured Revolving Credit Facility, other than securities of Wolverine’s subsidiaries that have a Collateral Value equal to 20% or more of the aggregate principal amount of the New Secured Notes. If the Liquidity Facilities are refinanced in connection with the Restructuring, we expect that our obligations under the replacement facility or facilities will be secured by a first-priority security interest in substantially the same collateral that secures our existing Liquidity Facilities. Therefore, in the event of an acceleration, there can be no assurance that we would have sufficient funds to repay all of the New Secured Notes after payment in full of all First-Priority Debt Obligations. See “Description of the New Secured Notes—Ranking.”

Variable interest rates, or other variable liquidity costs, may increase substantially.

A substantial portion of the interest, fees and other costs associated with our current Liquidity Facilities accrue at variable rates. As of October 27, 2006, we have $35.0 million in outstanding borrowings under our Secured Revolving Credit Facility. The rate of interest on the Secured Revolving Credit Facility is based on a margin above either the base rate (the greater of the federal funds rate + 0.5% and the prime lending rate in the United States) or the London Interbank Offer Rate. These rates vary over time. At             , the weighted average interest rate was         % under our Secured Revolving Credit Facility. As of             , we had utilized $              million in availability under our Receivables Sale Facility. Our costs for utilizing the Receivables Sale Facility are based on specified margins above either the alternate base rate or the LIBOR rate. At              , our Receivables Sale Facility costs were accruing at a weighted average rate of             %. As of             , we had $             million of consigned silver in our inventory under the Silver Consignment and Forward Contracts Facility for which we had elected to pay a floating consignment fee. The floating consignment fee accrues at an annual rate fixed by the counterparty from time to time. At             , the floating consignment rate was         %. Also, as of             , we had $             million in forward contracts committed to under the Silver Consignment and Forward Contracts Facility, which bear interest at the prime rate less a specified margin. As of             , the interest rate on the floating forward contracts was             .

If interest rates increase, we may not have the ability to service the interest, fees and other costs of our Liquidity Facilities. Furthermore, if we were to default in our payments under our Liquidity Facilities, our rates would increase substantially.

Our payment obligations may be accelerated if we are unable to maintain or comply with the financial covenants and requirements contained in our current Liquidity Facilities, or in any replacement facilities.

The agreements governing our Liquidity Facilities contain certain financial covenants and requirements, and if the Liquidity Facilities are refinanced in connection with the Restructuring, we expect that any replacement facilities will also include financial covenants. One of the most significant financial requirements contained in our current Liquidity Facility agreements is a consolidated minimum EBITDA test. Because we would not have been in compliance with the consolidated minimum EBITDA covenants in the relevant agreements in the first, second or third quarters of 2005, we amended these agreements to bring us into compliance for the applicable periods. The amendments we entered into in September 2005 suspended the minimum consolidated EBITDA covenants in the relevant agreements until quarterly testing resumes in the second quarter of 2007. If we are unable to operate our business within these requirements, including the minimum EBITDA requirement, our ability to use our cash could be restricted or terminated and our payment obligations may be accelerated. Such a restriction, termination or acceleration could have a material adverse effect on our liquidity and capital resources.

Based on our current business plan, our compliance with the financial covenants under our Liquidity Facilities, or any replacement facilities, is not assured and our on-going ability to generate operating cash flow to pay debt service and meet our other capital needs and meet these financial covenants is significantly uncertain.

Your ability to sell the New Secured Notes may be limited by the absence of an active trading market.

The New Secured Notes are a new issue of securities for which there currently is no established trading market. Consequently, the New Secured Notes will be relatively illiquid and you may be unable to sell your New Secured Notes. We do not intend to apply for the New Secured Notes to be listed on any securities exchange or to arrange for quotation on any automated dealer quotation system. We cannot assure you as to the liquidity of any trading market for the New Secured Notes. We also cannot assure you that you will be able to sell your New Secured Notes at a particular time or that the prices that you receive when you sell will be favorable.

Future trading prices of the New Secured Notes will depend on many factors, including:

•	our operating performance and financial condition;

•	the interest of securities dealers in making a market; and

•	the market for similar securities.

Risks Relating to Our Business

Due to operating losses incurred in the seven quarters prior to the second quarter of 2006, we have drawn down on our Liquidity Facilities in order to satisfy our working capital, debt service and other cash requirements. Peak working capital demands, historically high copper prices, and continued operating losses may require us to exhaust funds available under these facilities to meet our liquidity needs. If this should occur, we may not be able to secure additional or alternative financing to continue to fund our cash requirements.

We have reported significant operating and restructuring losses over the last seven quarters prior to the second quarter of 2006. Since our business has not generated sufficient cash flow from operations during this period to fund our working capital needs, pay interest on our outstanding borrowings and cover our capital expenditures and other cash requirements, we have drawn down cash under our Receivables Sale Facility and our Secured Revolving Credit Facility in order to fund these requirements. The amounts currently outstanding under these facilities, along with availability amounts set aside for outstanding standby letters of credit and other required reserves, have significantly reduced the liquidity available under these facilities to continue absorbing additional operating losses.

Continued rising copper prices, recent operating and restructuring losses, as well as normal inventory builds and heightened seasonal working capital demands have made it necessary for us to continue to draw down on our Liquidity Facilities in 2006. The performance of our business for the remainder of 2006 and beyond, and therefore our ability to generate cash flow from operations is subject to general economic conditions and other financial and business factors, many of which (such as copper prices) are beyond our control. If we do not have sufficient amounts of cash available from operations and our existing liquidity facilities to continue to operate our business, make required payments on our outstanding debt, and fund our other liquidity needs, we will be required to secure additional or alternative financing in a timely manner. Due to our high level of indebtedness and the debt incurrence and other restrictions imposed by our existing debt and other financing arrangements, we may not be able to accomplish this on satisfactory terms, if at all. If such additional or alternative financing is unavailable, and if we are unable to obtain additional equity capital, sell assets, or otherwise restructure our debt and other financing arrangements in a timely manner, we could face a default and acceleration of our debt and other obligations, one result of which is bankruptcy or insolvency.

Recent changes in payment terms applicable to our commercial customers may cause these customers to move their business to competitors who, because of their greater financial resources, may offer more generous payment terms.

Beginning with shipments on April 24, 2006, we modified the payment terms applicable to most commercial customers to net 15 days. We made this change to proactively address the fact that copper prices have continued to increase. We took this measure was taken to help manage liquidity in this unprecedented period of changing metal prices. However, this change may cause certain of these customers to move their business to competitors who may offer more generous payment terms, or to threaten to do so in an effort to obtain more generous term from us. If any of our largest commercial customers, or a significant number of smaller commercial customers, move business to a competitor, demand for our products may fall, or we may be unable to maintain our modified payment terms, and our revenues, results of operations, liquidity and financial condition might suffer.

If we are not able to meet the conditions in our current Liquidity Facilities, the counterparties to these facilities may restrict our access thereunder.

Currently, we view our Receivables Sale Facility and our Secured Revolving Credit Facility as sources of available liquidity. In addition, we view our Silver Consignment and Forward Contracts Facility as a source of indirect liquidity because it allows us to reduce the amount of working capital necessary to fund our silver raw material requirements. The agreements governing these facilities contain various conditions, covenants (including financial covenants such as minimum EBITDA requirements) and representations with which we must comply in order to access available amounts under the facilities. Because we would not have been in compliance with the consolidated minimum EBITDA covenants in the relevant agreements in the first, second or third quarters of 2005, we amended these agreements to bring us into compliance with those requirements for the applicable periods. The amendments we entered into in September 2005 suspended the minimum consolidated EBITDA covenants in the relevant agreements until quarterly testing resumes in the second quarter of 2007. See “Description of Our Liquidity Facilities.”

We are currently engaged in preliminary discussions with our commercial banks and other institutional lenders regarding the possible refinancing of some or all of our Liquidity Facilities in connection with the Restructuring, and we expect that the agreements governing any such replacement facilities would contain similar financial requirements. To the extent that we do not, or are unable to, negotiate a satisfactory refinancing of our current Liquidity Facilities, we will be required to obtain amendments to or waivers of certain restrictive provisions in each of our Liquidity Facilities in order to complete the exchange offer. In the event we do seek such amendments or waivers with respect to our existing Liquidity Facilities, we expect to negotiate with the relevant counterparties to alter the terms of these financial covenants. However, we cannot guarantee that we will be able to obtain such amendments or waivers. Our ability to comply with financial requirements, whether contained in our current agreements, in amended agreements, or in replacement agreements, may be affected by events beyond our control. If we are not in compliance with the conditions, covenants and representations required for draw downs under these facilities, and if we are unable to secure necessary waivers or other amendments from the counterparties, we will not have access to these facilities, which could significantly affect our ability to satisfy our working capital needs and other cash requirements.

If we are unable to comply with the covenants contained in the Indentures and in our other liquidity agreements, we could face an acceleration of our debt and possibly bankruptcy.

The Indentures governing our Old Notes and the agreements governing our Liquidity Facilities contain a number of covenants that significantly restrict our ability to, among other things:

•	incur other indebtedness;

•	engage in transactions with affiliates;

•	create or incur liens to secure debt;

•	prepay or repurchase indebtedness;

•	make certain restricted payments;

•	enter into certain business combinations and asset sale transactions; and

•	make investments.

These restrictions significantly limit our ability to undertake future financings, secure additional or alternative liquidity, make needed capital expenditures, dispose of certain assets, withstand a future downturn in our business or the economy in general, conduct operations or otherwise take advantage of business opportunities that may arise.

In the exchange offer we are soliciting consents from the holders of Old Notes to amend the Indentures to eliminate these covenants (see “The Proposed Amendments to the Indentures”). However, we cannot guarantee that we will obtain consents from the holders of a sufficient principal amount of Old Notes to amend the Indentures. The New Secured Note Indenture will contain similar restrictive covenants.

In addition, the agreements governing our current Liquidity Facilities contain certain financial covenants and requirements, and we expect that the agreements governing any replacement facilities would contain similar financial requirements. Changes in economic or business conditions, results of operations or other factors could make us unable to comply with the covenants in effect at that time and cause us to default under any of those agreements. Because our current Liquidity Facilities and Indentures contain (and the New Secured Note Indenture will contain) cross-default provisions, a default, if not waived by the relevant counterparties, could result in acceleration of our debt and other obligations under multiple agreements.

If we are unable to renew or replace our Liquidity Facilities as they expire or if we are unable to refinance the Old Notes as they mature, one possible outcome may be bankruptcy or insolvency.

Our Secured Revolving Credit Facility and our Receivables Sale Facility expire in April 2008 and our Silver Consignment and Forward Contracts Facility is terminable by the facility provider at any time. In addition, on August 1, 2008, we must repay or refinance $136.8 million in aggregate principal amount of our outstanding 7.375% Notes, and on April 1, 2009, we must repay or refinance $99.4 million in aggregate principal amount of our outstanding 10.5% Notes. Although we are seeking tenders of the outstanding Old Notes in this exchange offer and we are evaluating refinancing some or all of our Liquidity Facilities in connection with this exchange offer, there is no assurance that the exchange offer or refinancing will succeed.

While we have been able to access the commercial bank financing markets in the past due to our significant leverage, our financial condition and the debt incurrence limitation and other restrictions imposed by our

Indentures and other financing agreements, we may not be able to renew or replace our Liquidity Facilities upon their expiration on terms at least as favorable as the existing facilities, if at all. Similarly, if the exchange offer does not succeed we may not be able to access the capital markets to refinance our Old Notes upon their maturity on acceptable terms, if at all. If we are unable to access the capital and commercial bank credit markets, obtain additional equity capital, sell assets or otherwise restructure our financing facilities in a timely manner, one possible outcome may be bankruptcy or insolvency.

In addition, our senior management has spent, and will continue to spend, significant time managing these liquidity and related planning issues, which diverts management’s attention from operational and other business concerns and could negatively affect our results of operations.

Significant debt levels may limit our future ability to obtain additional financing and to pursue business opportunities.

As of December 31, 2005 and July 2, 2006, our total debt was $236.7 million and $237.6 million, respectively, which represented approximately 59% and 58% of our total capitalization, respectively. If the Restructuring does not succeed, we will (in the absence of filing a prepackaged plan of reorganization under the Bankruptcy Code) continue to have a high level of debt. We are permitted under the agreements governing our Liquidity Facilities and the Indentures governing our Old Notes to incur additional debt under certain limited circumstances.

There are several important consequences of having significant debt levels, including the following:

•	a substantial portion of any cash generated from operating activities must be used to pay principal and interest on our debt and may not be available for other purposes, thereby reducing the availability of such available cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

•	our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or other purposes may be limited;

•	our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate may be limited;

•	adverse economic or industry conditions are more likely to have a negative effect on our business;

•	we may be at a competitive disadvantage to our competitors that have relatively less indebtedness;

•	our ability to make acquisitions, develop new technologies and products and take advantage of significant business opportunities may be negatively affected; and

•	the need to use available cash from operating activities to service and pay our debt and for operating expenses may limit or impair our future ability to pay dividends, if any, on our Common Stock.

Our business is dependent upon the availability and price of raw materials, particularly copper. Significant disruptions in the supply of raw materials or continued periods of historically high copper prices will materially adversely affect our operating results.

Our operating results generally depend upon the margin between our cost of copper and other raw materials and our fabrication costs associated with converting the metal compared to the selling price of our copper based products, and the overall supply of copper and other raw materials. In 2005, we purchased approximately 272 million pounds of raw metal, approximately 95% of which was copper. Average monthly copper prices in 2005 increased from a low of $1.45 per pound in January 2005 to a high of $2.17 per pound in December 2005. During the first half of 2006, copper prices have continued to rise and reached a high of $4.02 per pound in May 2006. We believe this increase in copper prices is the result of several factors, including an imbalance between the current world supply and demand for copper, exacerbated by Asian demand, and financial speculation in the commodity market. We expect the price to continue to remain at historically high levels.

It is our intention to base the selling prices of our products upon the associated raw materials costs to us at the time of sale of the finished product, the time of purchase of the raw material or as set by our purchases for forward delivery or hedging with futures and options contracts. However, we may not be able to pass all increases in copper costs and ancillary acquisition costs associated with taking possession of the metal through to our customers.

Although we are currently able to obtain adequate supplies of copper, it is impossible to predict future availability. Continued growth in demand for copper in this country and abroad may result in copper shortages and increased price. The continued increase in the price of copper or the maintenance of the price at historically high rates, if not offset by sufficient product price increases, or the inability to obtain copper or other needed raw materials, would have a material adverse effect on our consolidated financial condition, results of operations and cash flows.

In addition, certain of our copper products compete with products made of alternative substances, such as polybutylene plastic and aluminum. A substantial increase in the price of copper could decrease the relative attractiveness of our copper products, particularly our wholesale products and in some commercial residential applications, in cases where an alternative exists and thereby adversely affect our sales volumes and results of operations.

Continued historically high copper prices are having, and may continue to have, a substantial impact upon both demand and pricing for our wholesale products which may continue to negatively impact our business and adversely affect our revenues and operating margins.

The historically high and unstable price of copper has reduced demand for copper wholesale products and has created excess capacity among manufacturers. We are not the market leader in the U.S. in this segment, but we have a large market share in the smaller Canadian market. However, we do not believe that we are the low-cost producer in this segment. As competitors strive to maintain or increase market share, we see increasing pricing pressures which have negatively affected, and may continue to negatively affect, our business and operating results.

During the second quarter of 2006, wholesale demand was strong and wholesale pricing rose to record high levels, neither of which may be sustained in future quarters.

Prices for wholesale products in our business rose to record high levels in the second quarter of 2006. In addition, demand for wholesale products was high in a market where commercial construction increases created a supply and demand imbalance. Gross profit in this segment benefited from these conditions in the second quarter. We cannot predict whether these high levels of wholesale pricing and demand will be sustained in future quarters. A significant reduction in per unit prices or in the demand for these products from our customers could negatively impact our results of operations and financial position.

Current conditions in the copper forward markets have been unusual and may have a significant impact on our financial results.

The copper forward market is currently inverted or in a “backwardation” market. In this scenario, the forward delivery price of copper is less than the current spot price of copper. The recent spreads between the current spot price and the forward price have increased to levels that have recently and on occasion generated a cash and economic loss to us. If this situation continues and we are unable to mitigate the backwardation impact, our financial results could be significantly impacted.

Costs for energy and other natural resources may adversely affect our profitability.

Changes in prices for natural gas and for other sources of fuel, electricity and gasoline have negatively affected the costs associated with our manufacturing operations. Certain of our operations are dependent upon natural gas to produce tubing. We have purchased on a forward basis a portion of our natural gas requirements over the next two years. Decreases in natural gas future prices, as well as significant increases for other sources of fuel, electricity and gasoline, would further increase our operating costs and have a material negative effect on our gross profit. Although we try to pass along increased costs in the form of price increases to our customers, we may be unsuccessful in doing so for competitive reasons, and even when successful, the timing of such price increases may lag significantly behind our incurrence of higher costs.

Our customers operate in industries that are subject to cyclical and seasonal demand and that are affected by other global economic and regulatory conditions, which can adversely affect our sales volumes and profitability.

Achievement of our business objectives depends on the continued growth of customer demand for our products or services. If the copper tube industry does not continue to grow, the demand for our products and services may not continue to develop. Our business is affected by changes in demand in our customers’ markets as well as by global economic conditions that affect our customers’ operations. Any significant downturn in our customers’ businesses could result in a reduction in demand for our products and could reduce our revenue.

Demand for our products, particularly our wholesale products, is cyclical and is significantly affected by changes in general economic conditions that affect our customers’ markets and that are beyond our control. These conditions include, among other things, the level of economic growth, employment levels, financing availability, interest rates, consumer confidence, housing demand and construction activity. Decreases in demand for our products resulting from these conditions can reduce the prices we receive for our products, our unit sales volumes and our gross profit.

In addition, demand in certain of the industries to which we sell our products, including the residential air conditioning industry, and to a lesser extent, the commercial air conditioning industry, is seasonal. Our sales to the residential air conditioning industry are generally greater in the first and second quarters of the year and lower in the third and fourth quarters due to our customers’ increase of inventory in anticipation of summer air conditioning sales and housing starts. Our sales to the residential air conditioning industry also decrease in years with unseasonably cool summers.

We face significant competition in many cases from competitors that have manufacturing and financial resources greater than ours.

We face significant competition in each of our product lines. We have numerous competitors, some of which are larger than us and have greater financial resources. We may not be able to compete successfully, and the competition may have a negative effect on our business, operating results or financial condition by reducing volume of products sold and/or selling prices and accordingly, reducing revenues and profits and depleting capital. Minimal product differentiation among competitors in our wholesale product line creates a pricing structure where customers differentiate between products almost exclusively on price. In these product areas, certain of our competitors have significantly larger market shares than us and tend to be the industry pricing leaders. If our competitors in these product lines were to significantly reduce prices, our unit sales and profit margins could be reduced. We currently face limited competition for certain of our higher value-added commercial products that have higher profit margins. If our existing competitors expand operations in these product categories or if new competitors enter these product lines, our sales of these higher margin products could fall and our profitability could be reduced or eliminated.

For certain of our higher value-added commercial products, which have higher margins, we compete primarily on the basis of technological advantages of these products. Technological improvements by competitors could reduce our advantage in these product lines and thereby reduce our revenue. We could also be adversely affected if new technologies emerge in the air conditioning, refrigeration or other consumer industries that reduce or eliminate the need for copper and copper alloy tube, fabricated products and metal joining products.

Increasing competition from Asian competitors who sell both within China and for export to other parts of the world may negatively impact our business and adversely affect our revenue and operating results.

We face increased competition for the products we manufacture within China. Due to our relative market share for sales within China, we are subject to continuing competitive pricing pressures in this country. Further, as Asian competitors continue to increase their exports into the U.S. and other markets we serve world-wide, our ability to maintain price, market share and operating margins may be negatively impacted.

The loss of any of our major customers could adversely affect our revenues and financial health.

In 2006, 2005 and 2004, our 10 largest customers accounted for approximately 48%, 46% and 44%, respectively, of our consolidated net sales. If we were to lose any of our relationships with these customers, our revenues and results of operations and financial condition might suffer.

Risks associated with the operation of our manufacturing facilities may have a material adverse effect on our business.

Our revenues are dependent on the continued operation of our various manufacturing facilities. The operation of manufacturing plants involves many risks including:

•	the breakdown, failure or substandard performance of equipment;

•	inclement weather and natural disasters;

•	the need to comply with directives of, and maintain all necessary permits from, governmental agencies;

•	raw material supply disruptions;

•	labor force shortages, work stoppages, or other labor difficulties; and

•	transportation disruptions.

The occurrence of material operational problems, including but not limited to the above events, may have an adverse effect on the productivity and profitability of a particular manufacturing facility or to us as a whole.

We may engage in divestitures that could have a negative impact on our operations and financial results and the availability under certain of our current Liquidity Facilities.

Although the Indentures governing the Old Notes and the agreements governing our current Liquidity Facilities impose certain limitations on our ability to sell assets, we may seek waivers of these restrictions under such Indentures and agreements to engage in certain divestitures or we may otherwise engage in certain permitted divestitures that could have a negative impact on our operations and financial results, and could, for example, decrease the assets included in our Secured Revolving Credit Facility borrowing base. A future divestiture of one or more of our plants or operations may require a restructuring of operations and could divert management’s attention from other business concerns.

Currency fluctuations may place us at a competitive disadvantage and reduce our revenue.

Our manufacturing costs, profit margins and competitive position may be affected by the strength of the currencies in countries where our products are manufactured relative to the strength of the currencies in the countries where our products are sold. We currently have manufacturing operations in Canada which in the past has supplied numerous U.S. customers. For the fiscal year ended December 31, 2005, our Canadian operations accounted for 22% of consolidated net sales. If the Canadian dollar strengthens materially against the U.S. dollar, our Canadian operations could be subject to increased competition from U.S. suppliers, which could reduce our revenue from operations and affect our results of operations and financial position.

Our international operations expose us to numerous risks that other companies that are not global may not face.

We have manufacturing and/or sales operations in Canada, China, The Netherlands, Portugal and Mexico. In 2005, foreign operations represented 29% of our consolidated net sales, including our operations in Montreal, Quebec, which we plan to close. As with all companies that have sizeable operations and sales outside the U.S., we are subject to the risks inherent in conducting business across national boundaries, any one of which could adversely impact our business. In addition to currency fluctuations, these risks include:

•	economic downturns;

•	changes in or interpretations of local law, governmental policy or regulation, particularly in countries with developing legal systems such as China;

•	restrictions on the transfer of funds into or out of the country;

•	import and export duties and quotas and other trade barriers;

•	domestic and foreign customs and tariffs;

•	varying tax systems;

•	different regimes controlling the protection of our intellectual property;

•	political unrest;

•	military outbreaks;

•	government instability;

•	nationalization of foreign assets; and

•	government protectionism.

We intend to continue to evaluate opportunities to establish new manufacturing and sales operations outside the U.S. One or more of the foregoing factors could impair our current or future international operations and, as a result, harm our overall business.

We, and some of our major customers, have unionized employees and could be adversely affected by labor disputes.

Some of our employees and some employees of our major customers are unionized. At December 31, 2005, approximately 18% of our employees were unionized. Our unionized employees are hourly workers located at both our Montreal, Quebec facility, which we plan to close by December 31, 2006, where various copper and copper alloy tube products and substantially all of our rod, bar and other products have been manufactured, and our Monterrey, Mexico facility, where technical copper and copper alloy tube and fabricated products have been manufactured. Our operations and financial results in 2005 were negatively affected by an organized work slow-down and subsequent strike at our Montreal facility by hourly workers in the first and second quarters of 2005. The strike was settled on May 25, 2005. The collective bargaining agreement with the employees at our Monterrey, Mexico facility expires on January 31, 2007. Further labor disputes by any of our employees, or our customers’ employees, could again have a significant negative effect on our financial results and operations.

If we are unable to attract and retain key personnel, our ability to operate effectively may be impaired.

Our ability to operate our business and implement strategies depends, in part, on the efforts of our executive officers and other key employees. Our management philosophy of cost-control means that we operate with a limited number of corporate personnel, and our commitment to a less centralized organization also places greater emphasis on the strength of local management. In addition, we have experienced significant turnover of our executive officers and other key employees in the last several years. Our future success will depend on, among other factors, our ability to attract and retain other qualified personnel, particularly executive management. The loss of the services of any of our key employees or the failure to attract or retain other qualified personnel, domestically or abroad, could have a material adverse effect on our business or business prospects.

We could incur significant costs, including remediation costs, as a result of complying with environmental laws.

Our facilities and operations are subject to extensive environmental laws and regulations imposed by federal, state, provincial and local authorities in the U.S., Canada, China, The Netherlands, Portugal and Mexico relating to the protection of the environment and human health and safety, including those governing emissions to air, discharges to waterways and the generation, handling, storage, transportation, treatment and disposal of, and exposure to, hazardous materials. We could incur substantial costs, including cleanup costs, fines or sanctions, and third-party claims for property damage or personal injury, as a result of violations of or liabilities under environmental laws. We have incurred, and in the future may continue to incur, liability under environmental statutes and regulations with respect to the contamination detected at sites owned or operated by us (including contamination caused by prior owners and operators of such sites, abutters or other persons) and the sites at which we disposed hazardous substances. We have established a reserve with respect to certain presently estimated environmental remediation costs. This reserve may not be adequate to cover the ultimate costs of these liabilities (or ones that may be identified in the future) and the discovery of additional contaminants or the imposition of additional cleanup obligations could result in significant costs. In addition, we expect that future regulations and changes in the text or interpretation of existing regulations may subject us to increasingly stringent standards. Compliance with such requirements may make it necessary, at costs which may be substantial, for us to retrofit existing facilities with additional pollution-control equipment, undertake new measures in connection with the storage, transportation, treatment and disposal of by-products and wastes or take other steps.

Our competitive advantage could be reduced if our intellectual property becomes known by our competitors, or if technological changes reduce our customers’ need for our products.

We own a number of trademarks and patents (in the U.S. and other jurisdictions) on our products and related manufacturing processes and we have granted licenses with respect to some of our trademarks and patents. In addition to trademark and patent protection, we rely on trade secrets, proprietary know-how and technological advances that we seek to protect. If our intellectual property is not properly protected or is independently discovered by others or otherwise becomes known, our protection against competitive products could be diminished. Because we compete primarily on the basis of these technical advantages of our commercial products, technical improvements by our competitors could reduce our competitive advantage in these product lines and thereby reduce our unit sales and profits per unit. In addition, the development of new technologies in the air conditioning, refrigeration or other consumer industries, including technologies developed in response to the elimination of CFCs and certain refrigerants, could reduce or eliminate the need for copper and copper alloy based products and thereby reduce our sales volumes and have a negative impact on our operating results.

If our internal computer network and applications suffer disruptions or fail to operate as designed, our operations will be disrupted and our business may be harmed.

We rely on network infrastructure and enterprise applications, and internal technology systems for our operational, marketing support and sales, and product development activities. The hardware and software systems related to such activities are subject to damage from earthquakes, floods, lightning, tornadoes, fire, power loss, telecommunication failures and other similar events. They are also subject to acts such as computer viruses, physical or electronic vandalism or other similar disruptions that could cause system interruptions and loss of critical data, and could prevent us from fulfilling our customers’ orders. We have developed disaster recovery plans and backup systems to reduce the potentially adverse effects of such events, but there are no assurances such plans and systems would be sufficient. Any event that causes failures or interruption in our hardware or software systems could result in disruption of our business operations, have a negative impact on our operating results, and damage our reputation.

Current U.S. military action and any future armed conflict or terrorist activities may cause the economic conditions in the U.S. or abroad to deteriorate, which could harm our business.

Current U.S. military action, future terrorist attacks against U.S. targets, rumors or threats of war, additional conflicts involving the U.S. or its allies or trade disruptions may impact our operations or cause general economic conditions in the U.S. and abroad to deteriorate. A prolonged economic slowdown or recession in the U.S. or in other areas of the world could reduce the demand for our products and, therefore, negatively affect our future sales and profits. Any of these events could have a significant impact on our business, financial condition or results of operations and may result in the volatility of the market price for our Common Stock and other securities.

We have experienced net losses in recent periods and we may experience net losses in the future.

We have experienced net losses in the past, including a net loss of approximately $38.6 million in 2005 and approximately $2.1 million through the first quarter of 2006. While net income in the second quarter of 2006 totaling $6.4 million more than offset the first quarter loss, we may also experience net losses in the future. Competitive price pressure, cyclical demand for our products and an economic downturn in the industries we serve, among other factors, can have a material adverse effect on the prices we receive for our products, unit sales volumes and gross profit. These factors may in turn reduce the Company’s cash flow and operating results in future periods. If we are unable to generate positive cash flow in the future, we may not be able to make payments on our debt obligations.

Our decision to close two of our manufacturing plants will result in certain charges and may cause disruption.

We have decided to close our manufacturing facilities located in Jackson, Tennessee and Montreal, Quebec and to relocate our U.S. wholesale distribution facility to our Decatur, Alabama plant site. We expect these closings to be completed by December 31, 2006. We estimate that we will incur a total of approximately $28.8 million in closure expense. We also expect to record a non-cash pre-tax impairment charge of $29.7 million during the third quarter ended October 1, 2006 to write down the carrying amounts of assets to be sold at fair value. The actual sale price of the plants’ assets that are not redeployed for use at other locations may vary from our estimates and could cause this charge to differ.

In addition, we could experience disruption in our operations as part of the transfer of assets that can be redeployed at other locations.

Risks Related to the Prepackaged Plan

Even if all classes of claims that are entitled to vote accept the prepackaged plan, the prepackaged plan might not be approved by the bankruptcy court.

If all of the conditions to the exchange offer cannot be satisfied, but we receive required acceptances to seek confirmation of the prepackaged plan, then, if approved by our board of directors, we would file a voluntary petition under chapter 11 of the Bankruptcy Code and promptly seek confirmation of a prepackaged plan of reorganization.

The confirmation and effectiveness of the prepackaged plan is subject to certain conditions and requirements that may not be satisfied, and if the prepackaged plan is filed, the bankruptcy court may conclude that the requirements for confirmation and effectiveness of the prepackaged plan have not been satisfied. Some of those reasons may be substantive, such as a concern about the feasibility of the prepackaged plan or about the perceived differences in treatment between different classes or types of unsecured creditors. Some of those reasons may be procedural or related to the method of solicitation and compliance with non bankruptcy laws. Any of the reasons may delay the confirmation and effectiveness of the prepackaged plan, and some of these reasons may result in the bankruptcy court not confirming the prepackaged plan.

Classification of Claims or Interests. Section 1122 of the Bankruptcy Code provides that a plan may place a claim or an interest in a particular class only if such claim or interest is substantially similar to the other claims or interests of such class. We believe that the classification of claims and interests under the prepackaged plan complies with the requirements set forth in the Bankruptcy Code. However, once a chapter 11 case has been commenced, a claim or interest holder could challenge the classification. In such event, the cost of the prepackaged plan and the time needed to confirm the prepackaged plan could increase and the bankruptcy court may not ultimately agree with our classification of claims and interests.

If the bankruptcy court concludes that the classification of claims and interests under the prepackaged plan does not comply with the requirements of the Bankruptcy Code, we may need to modify the prepackaged plan. Such modification could require a resolicitation of votes on the prepackaged plan. If the bankruptcy court determines that our classification of claims and interests was not appropriate or if the court determines that the different treatment provided to claim or interest holders was unfair or inappropriate, the prepackaged plan may not be confirmed. If this occurs, our amended plan of reorganization that would ultimately be confirmed would likely be less attractive to certain classes of our claim and interest holders than the prepackaged plan, and we would anticipate that the treatment of our equity security holders, particularly our existing stockholders, under an alternate plan would be adversely affected.

Solicitation of Votes for a Prepackaged Plan and Adequacy of Disclosure. Typically, a plan of reorganization is filed and votes to accept or reject the plan are solicited after the filing of a petition commencing a chapter 11 case. However, pursuant to Section 1125(g) of the Bankruptcy Code, solicitation can occur before the commencement of a chapter 11 case if such solicitation complies with applicable non bankruptcy law and if such solicitation was in a manner complying with applicable non-bankruptcy law. We intend to solicit votes from holders of Old Notes for the prepackaged plan prior to the commencement of a chapter 11 case.

While we believe that we will complete solicitation prior to the commencement of the chapter 11 case or in the alternative comply with the requirements of Section 1125(g) of the Bankruptcy Code, there is a risk that the bankruptcy court may not reach the same conclusion and may require resolicitation as the bankruptcy court could deem such votes invalid, and the prepackaged plan would not be confirmed without a resolicitation of votes to accept or reject the prepackaged plan. Subsequent to the commencement of the case, we intend to solicit votes from holders of existing Common Stock for the acceptance or rejection of the prepackaged plan and file a disclosure statement with the bankruptcy court on notice and a hearing that would contain adequate information pursuant to Section 1125(a)(1) of the Bankruptcy Code. Section 1125(a)(1) of the Bankruptcy Code describes adequate information as information of a kind and in sufficient detail as would enable a hypothetical investor typical of holders of claims and interests in the case to make an informed judgment about the prepackaged plan.

If we were deemed not to comply with non-bankruptcy law as set forth in Section 1125(g) of the Bankruptcy Code with respect to the solicitation or votes from holders of Old Notes, the United States Trustee or other parties in interest could move the bankruptcy court to “designate” the votes of the holders of Old Notes that are a party to the Restructuring Agreement pursuant to section 1126(e) of the Bankruptcy Code. Section 1126(e) permits a bankruptcy court to designate any entity whose acceptance or rejection of a plan was not in good faith or was not solicited or procured in good faith or in accordance with the provisions of the Bankruptcy Code. “Designation” in this context results in such party’s votes not being counted for purposes of determining acceptances or rejections of the subject plan. Because Section 1125(b) of the Bankruptcy Code requires that any post-petition solicitation of votes to accept or reject a plan take place only after distribution of a court-approved disclosure statement containing “adequate information,” the risk that such holders’ votes would be designated under Section 1126(e) may increase if we are required to re-solicit votes from holders of Old Notes on the prepackaged plan or to propose and solicit votes from holders of Old Notes on another plan.

If the bankruptcy court were to find any of these deficiencies, we could be required to start over again the process of:

•	filing another plan and disclosure statement,

•	seeking bankruptcy court approval of a disclosure statement,

•	soliciting votes from classes of debt and equity holders, and

•	seeking bankruptcy court confirmation of the plan of reorganization.

A resolicitation of acceptances of the prepackaged plan likely could not take place within a sufficiently short period of time to prevent the release of the Signing Noteholders (as defined herein) from their obligations under the Restructuring Agreement to vote for and support the prepackaged plan. If this occurs, confirmation of the prepackaged plan would be delayed and possibly jeopardized. Additionally, should the prepackaged plan fail to be approved, confirmed, or consummated, we and others with an interest may be in a position to propose alternative plans of reorganization. Any such failure to confirm the prepackaged plan would likely entail significantly greater risk of delay, expense and uncertainty, which would likely have a material adverse effect upon our business and financial condition. See “The Prepackaged Plan—Confirmation of the Prepackaged Plan” for a description of the requirements for confirming the prepackaged plan and the conditions under which the plan may be declared effective.

We may seek to modify, amend or withdraw the prepackaged plan at any time prior to the confirmation date.

If we decide to file the prepackaged plan, we reserve the right, prior to its confirmation or substantial consummation thereof, consistent with the Restructuring Agreement, and subject to the provisions of Section 1127 of the Bankruptcy Code and Bankruptcy Rule 3019, to amend the terms of the prepackaged plan or waive any conditions thereto if and to the extent we determine that such amendments or waivers are necessary or desirable to consummate the prepackaged plan. The potential impact of any such amendment or modification on the holders of claims and interests cannot presently be foreseen, but may include a change in the economic impact of the prepackaged plan on some or all of the classes or a change in the relative rights of such classes. We will give all holders of claims and interests notice of such amendments or waivers required by applicable law and the bankruptcy court. If, after receiving sufficient acceptances but prior to confirmation of the prepackaged plan, we seek to modify the prepackaged plan, we could only use such previously solicited acceptances if:

•	all classes of adversely affected creditors and interest holders accept the modification in writing or

•	the bankruptcy court determines, after notice to designated parties, that such modification was de minimis or purely technical or otherwise did not adversely change the treatment of holders of accepting claims and interests.

We reserve the right, consistent with the Restructuring Agreement, to use acceptances of the prepackaged plan received in this solicitation to seek confirmation of the prepackaged plan under any case commenced under chapter 11 of the Bankruptcy Code, whether such case is commenced by the filing of a voluntary or involuntary petition, subject to approval of the bankruptcy court.

If a chapter 11 petition is filed by or against us, we reserve the right not to file the prepackaged plan, or, if we file the prepackaged plan, to revoke and withdraw such prepackaged plan at any time prior to confirmation. If the plan is revoked or withdrawn, the prepackaged plan and the ballots will be deemed to be null and void. In such event, nothing contained in the prepackaged plan will be deemed to constitute a waiver or release of any claims by or against, or interests of or in, us, or any other person or to prejudice in any manner our rights or those of any other person.

The bankruptcy court may conclude that the prepackaged plan does not meet the requirements for confirmation and may require modification to the plan.

The prepackaged plan may not be confirmed by the bankruptcy court. Section 1129 of the Bankruptcy Code, which sets forth the requirements for confirmation of a plan of reorganization, requires, among other things, a finding by the bankruptcy court that the plan is “feasible,” that all claims and interests have been classified in compliance with the provisions of Section 1122 of the Bankruptcy Code, and that, under the plan, each holder of a claim or interest within each impaired class either accepts the plan or receives or retains cash or property of a value, as of the date the plan becomes effective, that is not less than the value such holder would receive or retain if the debtor were liquidated under chapter 7 of the Bankruptcy Code. A bankruptcy court may conclude that the feasibility test and other requirements of Section 1129 of the Bankruptcy Code have not been met with respect to the prepackaged plan.

We believe that, if the prepackaged plan is confirmed, it would not be followed by a liquidation or an immediate need for further financial reorganization and that holders of claims and interests in any impaired class would receive or retain value that is not less than the value such holders would receive or retain if we were liquidated under chapter 7 of the Bankruptcy Code.

In certain instances, our chapter 11 case may be converted to a case under chapter 7 of the Bankruptcy Code.

If no plan can be confirmed, or if the bankruptcy court otherwise finds that it would be in the best interest of our creditors, our Chapter 11 Case (as defined under “The Prepackaged Plan”) may be converted to a case under chapter 7 of the Bankruptcy Code, pursuant to which a trustee would be appointed or elected to liquidate our assets for distribution in accordance with the priorities established by the Bankruptcy Code. A discussion of the effects that a chapter 7 liquidation would have on the recoveries of holders of claims and interests and our liquidation analysis are set forth under “The Prepackaged Plan—Liquidation Analysis.” We believe that liquidation under chapter 7 would result in:

•	smaller distributions being made to creditors (including holders of Old Notes) than those provided for in the prepackaged plan because of:

•	the likelihood that our assets would have to be sold or otherwise disposed of in a less orderly fashion over a short period of time;

•	additional administrative expenses involved in the appointment of a trustee; and

•	additional expenses and claims, some of which would be entitled to priority, which would be generated during the liquidation and from the rejection of leases and other executory contracts in connection with a cessation of our operations; and

•	no distributions being made to our equity security holders.

We cannot predict the amount of time we would spend in bankruptcy for the purpose of implementing the prepackaged plan, and a lengthy bankruptcy case could disrupt our business, as well as impair the prospect for reorganization on the terms contained in the proposed plan and possibly provide an opportunity for other plans to be proposed.

We cannot be certain that a chapter 11 bankruptcy case solely for the purpose of implementing the prepackaged plan would be of relatively short duration (e.g., 30 to 90 days) and would not be unduly disruptive to our business. It is impossible to predict with certainty the amount of time that we may spend in bankruptcy, and we cannot be certain that the prepackaged plan would be confirmed. Moreover, time limitations exist for which the debtor has an exclusive right to file a plan before other proponents can propose and file their own plan. Even if confirmed on a timely basis, a bankruptcy case to confirm the prepackaged plan could itself have an adverse effect on our business. There is a risk, due to uncertainty about our future, that:

•	customers could seek alternative sources of products and services from our competitors, including competitors that have comparatively greater financial resources and that are in little or no relative financial or operational distress;

•	employees could be distracted from performance of their duties or more easily attracted to other career opportunities; and

•	business partners could terminate their relationship with us or require financial assurances or enhanced performance.

A lengthy bankruptcy case would also involve additional expenses and divert the attention of management from operation of our business, as well as create concerns for employees, suppliers and customers.

The disruption that a bankruptcy case would inflict upon our business would increase with the length of time it takes to complete the proceeding and the severity of that disruption would depend upon the attractiveness and feasibility of the prepackaged plan from the perspective of the constituent parties on whom we depend, including vendors, employees, and customers. If we are unable to obtain confirmation of the prepackaged plan on a timely basis, because of a challenge to the prepackaged plan or a failure to satisfy the conditions to the effectiveness of the prepackaged plan, we may be forced to operate in bankruptcy for an extended period while we try to develop a different reorganization plan that can be confirmed. A protracted bankruptcy case would increase both the probability and the magnitude of the adverse effects described above.

We may be unsuccessful in obtaining first day orders to permit us to pay our key suppliers in the ordinary course of business.

There can be no guarantee that the counterparties under our Liquidity Facilities will consent to the filing of the prepackaged plan in a chapter 11 proceeding. In addition, there can be no guaranty that we would be successful in obtaining the necessary approvals of the bankruptcy court to permit us to

•	pay our accounts payable to key parties in interest in the ordinary course;

•	assume contracts with such parties of interest; and

•	in the case of those key vendors who have agreed to continue to extend business terms to us during and after our bankruptcy case, provide for the payments of prepetition accounts payable.

As a result, we may be unable to make certain payments to our customers, vendors, employees and other key parties, in which event our business might suffer.

The holders of claims under our Liquidity Facilities may not consent to our use of cash collateral in our bankruptcy case or may condition such consent on concessions that are problematic for us. Lacking such consent, we must obtain the bankruptcy court’s approval to use such cash collateral and in order to do so, must furnish adequate protection for such use. The bankruptcy court may condition such use on terms that are problematic for us or may not approve the use of such cash collateral. The holders of claims under our Liquidity Facilities may seek relief from the automatic stay in order to pursue their state law remedies against our property that serves as collateral for such claims. The cure and reinstatement of claims under our Liquidity Facilities proposed in the prepackaged plan may be problematic for us.

Our business may be negatively impacted if we are unable to assume our executory contracts.

The prepackaged plan provides for the assumption of all executory contracts, including all unexpired leases. Our intention is to preserve as much of the benefit of our existing contracts as possible. However, some limited classes of executory contracts may not be assumed in this way without the consent of the counterparty. In these cases we would need to obtain the consent of the counterparty to maintain the benefit of the contract. There is no guarantee that such consent would either be forthcoming or that material conditions would not be attached to any such consent that make assuming the contracts unreasonable. We would then be required to either forego the benefits offered by such contracts or to find alternative arrangements to replace them. We intend to attempt to pass through to the reorganized company any and all licenses in respect of patents, trademarks, copyright or other intellectual property which cannot otherwise be assumed pursuant to Section 365(c) of the Bankruptcy Code. The counterparty to any contract that we seek to pass through may object to our attempt to pass through the contract and seek to require us to reject the contract or seek approval of the bankruptcy court to terminate the contract. In such an event, we could lose the benefit of the contract, which could harm our business.

The distribution of proceeds in the prepackaged plan will be delayed until after confirmation.

If we file a chapter 11 case and the prepackaged plan can be confirmed, the date of the distributions to be made pursuant to the prepackaged plan will be delayed until after confirmation of the prepackaged plan by the bankruptcy court. We estimate that the process of obtaining confirmation of the prepackaged plan will last approximately 30 to 90 days from the date of the commencement of our Chapter 11 Case and could last considerably longer. The distribution will be delayed for a minimum of 30 days thereafter and may be delayed for a substantially longer period.

FORWARD-LOOKING STATEMENTS

This prospectus and solicitation statement contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not relate solely to current or historical fact, but address events or developments that we anticipate may occur in the future. Forward-looking statements include statements regarding our goals, beliefs, plans or current expectations, taking into account the information currently available to our management. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they were made. We do not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. When we use words such as “anticipate,” “intend,” “expect,” “believe,” “plan,” “may,” “should” or “would” or other words that convey uncertainty of future events or outcome, we are making forward-looking statements. Statements relating to future sales, earnings, operating performance, restructuring strategies, capital expenditures and sources and uses of cash, for example, are forward-looking statements. Forward-looking statements include any statements regarding:

•	future revenue, profit percentages, income tax refunds, earnings per share or other results of operations;

•	the continuation of historical trends;

•	the sufficiency of cash balances and cash generated from operating and financing activities for future liquidity and capital resource needs;

•	the effect of legal and regulatory developments;

•	the expected results of our various restructuring plan initiatives; and

•	the economy in general.

These forward-looking statements are subject to various risks and uncertainties, which could cause actual results to differ materially from those stated or implied by such forward-looking statements. These potential risks and uncertainties include, but are not limited to, those described above under “Risk Factors” and the following:

•	changing market conditions and growth rates within the tubing industry or generally within the overall economy;

•	world and national events that may affect our ability to provide copper and copper alloy tube, fabricated products, metal joining products, and other products;

•	changes in competition in markets in which we operate;

•	pressures on the pricing of our products and services;

•	the ability to generate sufficient cash flow to fund our business plan;

•	the ability to refinance our indebtedness when required on commercially reasonable terms;

•	changes in the demand for our services and products;

•	the demand for particular products and services within the overall mix of products sold, as our products and services have varying profit margins;

•	our ability to introduce new product offerings in a timely and cost effective basis;

•	our ability to attract and retain highly qualified employees;

•	our ability to access capital markets and the successful execution of restructuring initiatives;

•	volatility in the stock market, which may affect the value of our stock;

•	the impact of interest rates on the valuations of our pension liabilities and goodwill;

•	costs and cost savings related to the closing of our Jackson, Tennessee and Montreal, Quebec facilities and consolidation of our U.S. wholesale distribution facility into our Decatur facility;

•	our ability to maintain our relationships with our major customers;

•	our potential exposure to environmental liabilities;

•	currency risks relating to the Company’s international operations and its ability to hedge these risks;

•	the Company’s ability and the ability of its customers to maintain satisfactory employee relations, especially with unionized employees;

•	costs for labor and benefits including healthcare and pension costs;

•	risks to our competitive position from changing technology or the loss of our intellectual property;

•	business and economic risks relating to government regulations that impact our industry;

•	the willingness of holders of Old Notes to tender their Old Notes in the exchange offer in an amount sufficient to satisfy the minimum tender condition;

•	our need to either refinance our Liquidity Facilities or obtain consents, amendments or waivers under our current Liquidity Facilities in order to consummate the exchange offer;

•	if the exchange offer is not completed, the willingness of holders of Old Notes to vote to accept a prepackaged plan of reorganization; and

•	the risk that if we decide to file the prepackaged plan and we receive the required acceptances to seek confirmation, the prepackaged plan might not be approved by the bankruptcy court.

You should carefully consider each of these risks and all other information contained in this prospectus and solicitation statement and in our filings with the SEC. The risks described above and in our filings with the SEC are not the only ones we face. Additional risks and uncertainties not presently known to us, or which we currently consider immaterial, also may adversely affect us. If any of the preceding risks actually occur, our business, financial condition and results of operations could be materially and adversely affected. For a further discussion of such risks, uncertainties and assumptions, see “Risk Factors.” You are urged to consider these factors in evaluating the forward-looking statements.

MARKET PRICE OF OUR COMMON STOCK

Our Common Stock is listed on the NYSE and trades under the symbol “WLV.” The following table shows, for the calendar quarters indicated, based on published financial sources the high and low sales prices per share of our Common Stock as reported on the New York Stock Exchange Composite Transaction Tape. Wolverine has not paid any dividends during these periods.

	Wolverine Common Stock
	High	Low
2004:
First Quarter	$10.05	$6.10
Second Quarter	12.79	8.06
Third Quarter	13.15	10.40
Fourth Quarter	13.09	9.30

2005:
First Quarter	$13.34	$8.44
Second Quarter	8.85	5.31
Third Quarter	8.55	5.35
Fourth Quarter	7.75	4.38

2006:
First Quarter	$6.85	$3.28
Second Quarter	4.18	2.51
Third Quarter	5.59	2.68
Fourth Quarter (to October 27, 2006)	3.16	2.68

At October 27, 2006, the last reported closing price per share of our Common Stock was $2.96. The trading price is subject to fluctuation. You are urged to obtain current market quotations.

At October 27, 2006, there were approximately 254 holders of record of Wolverine Common Stock.

Wolverine’s Dividend Policy

The holders of Wolverine Common Stock receive dividends if and when declared by our board of directors out of legally available funds. We have not paid a dividend on our Common Stock since we have been a publicly traded company and do not anticipate paying dividends on our Common Stock in the foreseeable future. Furthermore, our future ability to pay dividends is restricted by certain covenants and agreements pertaining to outstanding indebtedness.

CAPITALIZATION

The following table sets forth the capitalization of our Company at July 2, 2006 on an actual basis and on an adjusted basis to reflect (i) the completion of the exchange offer (assuming that 100% of the Old Notes are tendered in the exchange offer and conversion of all the Preferred Stock to Common Stock) or (ii) the implementation and effectiveness of the prepackaged plan. You should read this table in conjunction with information set forth under “Use of Proceeds,” “Selected Consolidated Financial Information,” the Company’s annual report on Form 10-K for the year ended December 31, 2005 incorporated herein by reference and the Company’s quarterly report on Form 10-Q quarter ended July 2, 2006 incorporated herein by reference, including the consolidated financial statements included in such annual and quarterly reports.

(In thousands except share data)	Actual	As Adjusted
Cash and cash equivalents	$21,505
Short term debt	949
Long Term Debt:
7.375% Senior Notes due 2008	134,684
10.5% Senior Notes due 2009	98,929
New Secured Notes	—
Other long-term debt	1,029

Total long-term debt	234,642

Total debt	235,591
Stockholders’ Equity:
Common stock, par value $0.01 per share; 15,071,391 shares outstanding actual, as adjusted
Preferred stock, par value $1.00 per share; 0 shares outstanding actual, as adjusted
Additional paid-in capital
Retained earnings
Total stockholders’ equity	169,363

Total capitalization	$426,459

USE OF PROCEEDS

We will not receive any cash proceeds from the exchange offer. In consideration for issuing the Common Stock, New Secured Notes and Preferred Stock in the exchange offer, we will receive the tendered Old Notes. The Old Notes surrendered in exchange for New Secured Notes and Preferred Stock will be retired and canceled and cannot be reissued. We will bear the expenses of the financial restructuring.

ACCOUNTING TREATMENT OF THE RESTRUCTURING

Exchange of Common Stock, Preferred Stock and New Secured Notes for the Old Notes

The exchange of Common Stock, Preferred Stock and New Secured Notes for our Old Notes will be accounted for as a troubled debt restructuring pursuant to Statement of Financial Accounting Standards No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings” (“SFAS No. 15”). Assuming that 100% of the Old Notes are tendered in the exchange offer, we will exchange              shares of Common Stock,              shares of Preferred Stock and $             aggregate principal amount of New Secured Notes, in the aggregate, for our outstanding 10.5% Notes and the 10.5% Notes will be removed from our consolidated balance sheet, and we will exchange              shares of Common Stock,              shares of Preferred Stock and $             aggregate principal amount of New Secured Notes, in the aggregate, for our outstanding 7.375% Notes and the 7.375% Notes will be removed from our consolidated balance sheet. The carrying value of our Old Notes represents the face value of the Old Notes adjusted for unamortized original issue discounts. In accordance with SFAS No. 15, we will record a gain on the exchange of our Old Notes representing the difference between the carrying value of these Old Notes, including accrued interest, and the fair value of the Common Stock, Preferred Stock and New Secured Notes issued on the completion of the exchange offer, net of costs associated with the exchange of the Old Notes.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

The selected consolidated statement of operations and balance sheet data presented below as of and for the years ended December 31, 2005, 2004, 2003, 2002 and 2001 is derived from our respective audited consolidated financial statements. The selected consolidated statement of operations and balance sheet data presented below as of and for the six months ended July 2, 2006 and July 3, 2005 is derived from our respective unaudited consolidated financial statements. In the opinion of management, the unaudited consolidated financial statements contain all adjustments, consisting of normal recurring adjustments, that are necessary for a fair presentation of our consolidated financial position and results of operations for these periods. The selected consolidated financial data should be read together with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes from our annual report on Form 10-K for the year ended December 31, 2005 and our quarterly report on Form 10-Q for the quarter ended July 2, 2006, both of which are incorporated by reference in this prospectus and solicitation statement.

(In thousands except per share amounts)	Six Months Ended		Year Ended December 31,
	July 2, 2006	July 3, 2005	2005	2004	2003	2002	2001
Statement of Operations Data:
Net sales	$716,296	$409,803	$873,505	$797,875	$596,324	$550,523	$583,114
Cost of goods sold(a)	676,277	394,089	851,862	734,194	555,498	492,082	520,874

Gross profit	40,019	15,714	21,643	63,681	40,826	58,441	62,240
Selling, general and administrative expenses(b)	17,393	16,952	37,074	37,259	32,103	30,616	32,254
Restructuring and other charges(c)	2,106	54	1,416	2,536	15,057	—	1,546

Operating income/(loss) from continuing operations	20,520	(1,292)	(16,847)	23,886	(6,334)	27,825	28,440
Other expense/(income):
Interest expense, net	12,613	10,566	20,727	20,860	21,218	19,681	13,100
Loss/(gain) on extinguishment of debt	—	—	—	3,009	—	(1,349)	—
Amortization and other, net(d)	2,260	442	2,802	1,261	1,856	1,008	(447)
Goodwill impairment	—	—	—	—	23,153	—	—

Income/(loss) from continuing operations before income taxes	5,647	(12,300)	(40,376)	(1,244)	(52,561)	8,485	15,787
Income tax provision/(benefit)(e)	1,355	(4,136)	(1,760)	(1,888)	(13,577)	1,315	4,345

Income/(loss) from continuing operations(f)	4,292	(8,164)	(38,616)	644	(38,984)	7,170	11,442
Income/(loss) from discontinued operations, net of tax(g)	—	—	—	(262)	(1,637)	(1,610)	(31,240)

Net income/(loss)(h)	$4,292	$(8,164)	$(38,616)	$382	$(40,621)	$5,560	$(19,798)

Net income/(loss) applicable to common shares	$4,292	$(8,164)	$(38,616)	$382	$(40,621)	$5,502	$(20,078)

Income/(loss) per common share—basic:
Continuing operations	$0.28	$(0.54)	$(2.57)	$0.05	$(3.18)	$0.58	$0.92
Discontinued operations, net of tax	—	—	—	(0.02)	(0.13)	(0.13)	(2.58)

Net income/(loss) per share—basic	$0.28	$(0.54)	$(2.57)	$0.03	$(3.31)	$0.45	$(1.66)

Basic weighted average common shares	15,066	15,014	15,022	13,650	12,275	12,231	12,077

Income/(loss) per common share—diluted:
Continuing operations	$0.28	$(0.54)	$(2.57)	$0.05	$(3.18)	$0.58	$0.91
Discontinued operations, net of tax	—	—	—	(0.02)	(0.13)	(0.13)	(2.54)
Net income/(loss) per share—diluted	$0.28	$(0.54)	$(2.57)	$0.03	$(3.31)	$0.45	$(1.63)

Diluted weighted average common and common equivalent shares	15,161	15,014	15,022	13,992	12,275	12,362	12,307

(In thousands)			December 31,
	July 2, 2006	July 3, 2005	2005	2004	2003	2002	2001
Balance Sheet Data:
(In thousands)
Total assets	$602,210	$568,893	$568,765	$587,458	$553,258	$550,720	$539,427
Total long-term debt	234,642	235,728	234,920	237,022	254,284	255,712	247,698
Redeemable cumulative preferred stock	—	—	—	—	—	—	2,000
Stockholders’ equity	169,363	199,519	163,302	209,502	179,351	200,635	201,412

	Six Months Ended		Year Ended December 31,
(In thousands)	July 2, 2006	July 3, 2005	2005	2004	2003	2002	2001
Net income/(loss)	$4,292	$(8,164)	$(38,616)	$382	$(40,621)	$5,560	$(19,798)
Depreciation	7,566	7,784	15,412	15,862	17,443	17,064	15,021
Amortization	1,048	761	1,636	1,545	1,566	1,356	3,657
Interest expense	12,613	10,566	20,727	20,860	21,218	19,681	13,100
Income tax provision/(benefit)	1,355	(4,136)	(1,760)	(1,888)	(13,577)	1,315	4,345

EBITDA(i)	26,874	6,811	(2,601)	36,761	(13,971)	44,978	16,325

(In thousands except COMEX prices)	Six Months Ended		Year Ended December 31,
	July 2, 2006	July 3, 2005	2005	2004	2003	2002	2001
Other Data:
Pounds shipped	194,118	157,741	320,568	339,417	327,354	310,240	308,177
Depreciation and amortization	$8,614	$8,546	$17,049	$17,407	$19,009	$18,416	$18,679
Capital expenditures	$2,584	$5,495	$10,009	$11,302	$5,969	$7,747	$27,612
Average monthly COMEX price of copper per pound(j)	$2.81	$1.50	$1.68	$1.29	$0.81	$0.72	$0.73

(a)	In 2001, we incurred charges that are included in cost of goods sold of approximately $1.4 million, related to realized and anticipated reductions in demand for our product, and for the write-down of slow moving or obsolete inventory.
(b)	In 2005, the Company recorded charges to selling, general and administrative expense totaling $3.6 million related to the termination of its Supplemental Executive Retirement Plan, the freezing of its U.S. defined benefit and restoration benefit pension plans, and accelerated restricted stock vesting.
(c)	In 2005, 2004, 2003 and 2001, restructuring charges of $1.4 million ($0.9 million after tax), $2.5 million ($1.7 million after tax), $15.1 million ($9.9 million after tax) and $1.5 million ($1.0 million after tax), respectively, were incurred. In the six months ended July 2, 2006, $2.1 million ($1.4 million after tax) in advisory fees and expenses were incurred relating to financial and operational restructuring. In the six months ended July 3, 2005, restructuring charges of $54 thousand ($36 thousand after tax) were incurred.
(d)	In December 2005, we entered into a sales arrangement for our Jackson, Tennessee facility. Included in the 2005 results is a $1.9 million loss associated with the write-down and sale of the property. In the six months ended July 2, 2006, a charge of $1.0 million was recorded to write down certain equipment at our Jackson, Tennessee facility to its net recoverable value.
(e)	In 2005, we established a valuation allowance related to our U.S. deferred tax assets in the amount of $12.6 million. The tax provision for the six months ended July 2, 2006 is net of the reversal of $2.5 million valuation allowance for deferred tax assets (primarily associated with net operating losses) which will be utilized against current taxable income in the U.S., and the establishment of a deferred tax valuation allowance in Canada of $2.4 million for the likely expiration of net operating losses.
(f)	Income from continuing operations for 2001 includes amortization of expense recognized related to goodwill of $2.3 million.
(g)	The operating results of Wolverine Ratcliffs, Inc. include losses of $0.3 million, $1.6 million, $1.6 million and $7.3 million (in each case net of tax) for the years ended 2004, 2003, 2002 and 2001, respectively, and have been classified as discontinued operations. In addition, we recorded an estimated $23.9 million (net of tax) loss on the disposal of the Wolverine Ratcliffs, Inc. operations in 2001 (see Note 2 of the Notes to Consolidated Financial Statements included in our annual report on Form 10-K for the year ended December 31, 2001).
(h)	Net income/(loss) for 2001 includes amortization expense related to goodwill of $1.4 million.
(i)	EBITDA is a supplemental, non-GAAP financial measure. Wolverine has presented EBITDA because it believes this is an important supplemental financial measure of the Company’s ability to meet its debt and debt carrying cost obligations before and after non-recurring and goodwill charges and discontinued operations. Included above is a reconciliation from Net income/(loss) to EBITDA. As EBITDA excludes certain financial information compared with net income/(loss), users of this financial information should consider the types and occurrence of events and transactions which are excluded.
(j)	Source: Metals Week.

RATIO OF EARNINGS TO FIXED CHARGES

The following table shows the ratio of earnings to fixed charges for Wolverine Tube, Inc.

							Pro Forma Adjustments for the Exchange Offer(b)
	Six Months Ended July 2, 2006	Year Ended December 31,					Six Months Ended July 2, 2006	Year Ended December 31, 2005
		2005	2004	2003	2002	2001
Ratio of earnings to fixed charges(a)	1.47	(0.64)	1.06	0.39	1.39	2.08

(a)	For the year ended December 31, 2005 our earnings were insufficient to cover our fixed charges. The insufficiency was $15.1 million.
(b)	The pro forma adjustments for the six months ended July 2, 2006 and for the year ended December 31, 2005 assume that the exchange offer and consent solicitation have been consummated and that 100% of the Old Notes are tendered in the exchange offer.

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following pro forma consolidated financial data for the year ended December 31, 2005 and as of and for the six months ended July 2, 2006 has been derived by the application of pro forma adjustments to our historical consolidated financial statements incorporated by reference in this prospectus and solicitation statement. The pro forma consolidated financial data is presented for illustrative purposes only and is not necessarily indicative of the financial position or results of operations that would have actually been reported had the exchange offer and consent solicitation had been completed at the beginning of the periods presented or as of the dates presented, nor is it indicative of our future financial position or results of operations. The historical consolidated financial data includes certain reclassifications to conform to our current presentation.

The pro forma consolidated balance sheet as of July 2, 2006 gives effect to the exchange offer and consent solicitation, the refinancing of our Liquidity Facilities and the payment of related fees and expenses as if each had occurred on the date of the consolidated balance sheet.

The pro forma consolidated statements of operations for the year ended December 31, 2005 and the six months ended July 2, 2006 give effect to the exchange offer and consent solicitation, the refinancing of our Liquidity Facilities and the payment of related fees and expenses as if each had occurred at the beginning of the periods presented and excludes the effects of non-recurring adjustments relating to the Restructuring.

We have prepared the pro forma consolidated financial data assuming that the Restructuring will occur either by means of the exchange offer and consent solicitation or the prepackaged plan.

The pro forma consolidated financial data does not purport to represent what our interim consolidated financial position or results of operations would have actually been had the exchange offer and consent solicitation and the refinancing of our Liquidity Facilities in fact been completed on the date assumed, or to project our results of operations for any future period. The pro forma consolidated financial data is unaudited and based on assumptions that we believe are reasonable and should be read in conjunction with “Capitalization” on page 46, and our consolidated financial statements and related notes from our annual report on Form 10-K for the year ended December 31, 2005 and our quarterly report on Form 10-Q for the quarter ended July 2, 2006, both incorporated by reference in this prospectus and solicitation statement. The pro forma consolidated financial data assumes that 100% of our outstanding Old Notes are exchanged for Common Stock, New Secured Notes and Preferred Stock which is convertible into Common Stock.

For the year ended December 31, 2005

(In thousands except per share amounts)	Historical	Pro forma Adjustments	Pro Forma
Net sales	$873,505
Cost of goods sold	851,862

Gross profit	21,643
Selling, general and administrative expenses	37,074
Advisory fees and expenses	—
Restructuring and other charges	1,416

Operating income/(loss)	(16,847)
Other expense:
Interest expense, net	20,727	(1)
Amortization and other, net	2,802	(2)

Income/(loss) before income taxes	(40,376)
Income tax provision/(benefit)	(1,760)

Net income/(loss)	$(38,616)

Per share data:
Net income /(loss) per common share—basic	$(2.57)	(3)
Basic weighted average number of common shares	15,022	(4)

Net income /(loss) per common share—diluted	$(2.57)	(3)
Diluted weighted average number of common and common equivalent shares	15,022	(4)

(1)	Reduction in interest expense net of amortization of discount on bonds due to the elimination of the Old Notes, partly offset by the interest on the New Secured Notes.
(2)	Difference in the amortization of deferred financing for the Old Notes and the New Secured Notes.
(3)	Earnings per share adjusted for the improvement in income (interest and amortization of deferred financing fees) divided by the revised shares after accounting for the shares exchanged.
(4)	Weighted average shares adjusted for number of shares of Common Stock issued in exchange for the Old Notes.

For the six months ended July 2, 2006

(In thousands except per share amounts)	Historical	Pro forma Adjustments	Pro Forma
Net sales	$716,296
Cost of goods sold	676,277

Gross profit	40,019
Selling, general and administrative expenses	17,393
Advisory fees and expenses	—
Restructuring and other charges	2,106

Operating income/(loss)	20,520
Other expense:
Interest expense, net	12,613	(1)
Amortization and other, net	2,260	(2)

Income/(loss) before income taxes	5,647
Income tax provision/(benefit)	1,355

Net income/(loss)	4,292

Per share data:
Net income /(loss) per common share—basic	$0.28	(3)
Basic weighted average number of common shares	15,066	(4)

Net income /(loss) per common share—diluted	$0.28	(3)
Diluted weighted average number of common and common equivalent shares	15,161	(4)

(1)	Reduction in interest expense net of amortization of discount on bonds due to the elimination of the Old Notes, partly offset by the interest on the New Secured Notes.
(2)	Difference in the amortization of deferred financing for the Old Notes and the New Secured Notes.
(3)	Earnings per share adjusted for the improvement in income (interest and amortization of deferred financing fees) divided by the revised shares after accounting for the shares exchanged.
(4)	Weighted average shares adjusted for number of shares of Common Stock issued in exchange for the Old Notes.

As of July 2, 2006

(In thousands except share and per share amounts)	Historical	Pro forma Adjustments	Pro Forma
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$21,505
Accounts receivable, net of allowance for doubtful accounts of $0.5 million in 2006	103,464
Inventories	182,139
Prepaid expenses and other	19,560

Total current assets	326,668

Property, plant and equipment, net	176,342
Deferred charges, net	7,783	(1)
Goodwill, net	77,181
Deferred income taxes	12,340
Notes receivable	834
Assets held for sale	1,021
Investments	41

Total assets	$602,210

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$99,282
Accrued liabilities	39,980	(1)
Deferred income taxes	680
Short-term borrowings	949

Total current liabilities	140,891

Long-term debt	234,642	(1)
Pension liabilities	36,270
Postretirement benefit obligation	20,157
Accrued environmental remediation	887

Total liabilities	432,847

Stockholders’ equity
Common stock, par value $0.01 per share; 40,000,000 shares authorized; 15,071,391 shares issued and outstanding as of July 2, 2006	151	(2)
Preferred stock, par value $1.00 per share; 500,000 shares authorized; 0 shares issued and outstanding as of July 2, 2006		(3)
Additional paid-in capital	92,025	(1)
Retained earnings	90,026
Unearned compensation	(425)
Accumulated other comprehensive loss, net of tax	(12,414)

Total stockholders’ equity	169,363

Total liabilities and stockholders’ equity	$602,210

(1)	The pro forma adjustments related to the exchange of Common Stock, Preferred Stock and New Secured Notes assume 100% of our outstanding Old Notes are exchanged, the market value of our Common Stock on the closing date of the restructuring is $ , and the New Secured Notes issued are valued at $ on December 31, 2005. The pro forma gain on the exchange of our Old Notes, is calculated as the difference between the carrying value of the Old Notes, including accrued interest, and the fair market value of the Common Stock, Preferred Stock and New Secured Notes issued on the closing date of the exchange offer, net of unamortized debt issuance costs and direct costs of $ associated with the exchange of the Old Notes.

The reconciliation of the gain on the exchange of our outstanding Old Notes is as follows:

Adjustments to assets:
Cash paid for expenses on closing date	$(		)
Adjustment to unamortized debt issuance costs		(	)
New debt issuance costs

Adjustment to liabilities:
Accrued interest
Long-term debt
Discount on bonds		(	)
New long term debt

Adjustments to stockholders’ equity:
Common Stock		(	)
Preferred Stock		(	)
Additional paid-in capital		(	)

Gain on exchange of our debt securities	$

The actual gain that will be recognized on the exchange of our outstanding Old Notes will vary from the pro forma gain and will be dependent upon the fair value of our Common Stock, Preferred Stock and New Secured Notes on the closing date of the exchange offer and the actual cost of exchanging our outstanding Old Notes. See “Accounting Treatment of the Restructuring” on page 48 for further discussion regarding the calculation of the gain on the exchange of our outstanding Old Notes.

(2)	Shares of New Common Stock shares issued in exchange for the Old Notes at $0.01 par value per share or a total value of $ .

(3)	Shares of New Preferred Stock shares issued in exchange for the Old Notes at $1.00 par value per share or a total value of $ .

THE RESTRUCTURING

Background and Purpose of the Restructuring

During the latter part of 2005, we began evaluating refinancing and restructuring alternatives in anticipation of the upcoming maturities of our Secured Revolving Credit Facility and Receivables Sale Facility in 2008, and Old Notes in 2008 and 2009, as well as our projected long-term liquidity needs.

In addition, because of restrictions on incurring additional debt and other limitations contained in the Indentures governing the Old Notes and our financing agreements, along with our already significant leverage and our current financial condition and credit ratings, we have been constrained in our ability to obtain additional incremental liquidity through our existing Secured Revolving Credit Facility or through a new secured or unsecured lending arrangement.

With our current cash balances, amounts available under our Liquidity Facilities and anticipated cash flow from continuing operations, we determined that we may not be able to satisfy long-term working capital needs, debt service obligations and capital expenditure and other cash requirements. In addition, we determined that if we were not able to satisfy these obligations because we were unable to generate sufficient cash from operations, access sufficient available funds under our Liquidity Facilities or refinance or obtain additional liquidity sources, if copper prices were to continue to increase beyond our capacity to cover these increased costs, if our commercial customers were to stop supporting the temporary change in payment terms, or because of other adverse changes in our business, we may face a default and acceleration of our debt, possibly leading to bankruptcy or insolvency.

On January 9, 2006, we engaged Rothschild Inc. to assist in evaluating operating, liquidity and capital structure related issues.

In April of 2006, we were informed by certain of the holders of the Old Notes that they had formed an informal committee (the “Ad Hoc Old Noteholders’ Committee”) to evaluate Wolverine’s financial situation as it related to the Old Notes. We felt it was in our best interests and the best interests of our security holders to engage in discussions with the holders of the Old Notes to address our financial situation.

On April 7, 2006, this informal committee engaged Milbank, Tweed, Hadley & McCloy, LLP (“Milbank”) as its legal advisor. Wolverine agreed to pay for this engagement and executed an engagement letter with Milbank. Pursuant to the terms of the engagement letter, Wolverine agreed to pay Milbank’s reasonable fees and expenses incurred in connection with representation of the committee.

Milbank, as counsel to the committee, engaged Chanin Capital Partners (“Chanin”) as financial advisor on May 10, 2006 to assist it in representing the committee. Wolverine agreed to pay for this engagement and executed an engagement letter with Chanin. The Chanin engagement will terminate on the effective date of a restructuring transaction.

Overview of the Restructuring

In respect of our financial challenges and in conjunction with the Company’s advisors, our board of directors developed a restructuring and rationalization program, which restructures our balance sheet and is intended to improve our overall capital structure. The program, referred to as the Restructuring, in conjunction with our “Path to Profitability” initiatives, focuses on reducing our North American footprint while continuing to serve and support our customers globally. We anticipate that the Restructuring will provide us with greater liquidity for our operations and will enable us to use our financial resources to leverage our strategic assets.

In connection with the restructuring and rationalization program, on September 13, 2006, we announced the planned closure of our manufacturing facilities located in Jackson, Tennessee and Montreal, Quebec. We will also consolidate our U.S. wholesale distribution facility into the Decatur, Alabama plant location. The closing of the Jackson, Tennessee operations and the consolidation of the U.S. wholesale distribution facility should be completed by the end of November 2006. The operations at the Montreal, Quebec facility will be phased out with completion of the closure occurring by December 31, 2006.

The exchange offer and consent solicitation is an integral part of the Restructuring and is intended to reduce our debt and improve our overall capital structure.

Holders of Old Notes that are validly tendered in the exchange offer will receive Common Stock, Preferred Stock and New Secured Notes if the exchange offer is consummated. Following the consummation of the exchange offer, we will no longer have any payment obligations with respect to:

•	7.375% Notes that are validly tendered, or

•	10.5% Notes that are validly tendered.

It is possible that we will receive substantial support from holders of Old Notes for the exchange offer, including support received under the Restructuring Agreement, but not reach the         % level of acceptance which is required as a condition of the exchange offer. In that event, if the level of holder approval is sufficient, we may elect, if approved by our board, to implement the Restructuring through a so-called “prepackaged” plan of reorganization under chapter 11 of the Bankruptcy Code. We would do so by filing a petition commencing a chapter 11 bankruptcy case and asking the Bankruptcy Court to approve a plan of reorganization which would contain terms and conditions outlined in the section “The Prepackaged Plan.” We expect that the board of directors would vote to seek confirmation of a chapter 11 plan unless an intervening event occurred that would render pursuit of a chapter 11 case inconsistent with its fiduciary duties.

We are soliciting acceptances of the prepackaged plan from the holders of our Old Notes pursuant to this prospectus and solicitation statement. If a holder of Old Notes executes the documents required to tender the Old Notes in the exchange offer as contemplated in this prospectus and solicitation statement, the tender of the Old Notes, once delivered, may not be withdrawn, and the executed documentation will be counted, at our election, as ballots in favor of a prepackaged plan as described above.

In the event the prepackaged plan is confirmed and becomes effective, the holders of Old Notes will receive substantially the same consideration in exchange for their claims and interests as they would receive in the exchange offer. Moreover, upon confirmation, the prepackaged plan will be binding on all of our creditors (including holders of the Old Notes) and holders of existing Common Stock regardless of whether such creditors or equity security holders voted to accept the plan.

THE EXCHANGE OFFER AND CONSENT SOLICITATION

Overview of the Exchange Offer and Consent Solicitation

We are offering to exchange (i)              shares of Common Stock,              shares of Preferred Stock and $             principal amount of New Secured Notes for each $1,000 principal amount of existing 10.5% Notes validly tendered, and (ii)              shares of Common Stock,              shares of Preferred Stock and $             principal amount of New Secured Notes for each $1,000 principal amount of existing 7.375% Notes validly tendered. Each share of Preferred Stock will become mandatorily convertible into              shares of our Common Stock, if, as, and when the restated certificate of incorporation of Wolverine is amended to increase the number of authorized shares of Common Stock from 40,000,000 to at least             . We intend to hold a special meeting of our stockholders to vote on the amendment to our restated certificate of incorporation to effect this increase in the authorized number of shares of Common Stock promptly following the completion of the exchange offer. Until such time, each share of Preferred Stock will have the number of votes that the shares of Common Stock issuable upon conversion of such Preferred Stock would have. Until the Preferred Stock becomes convertible, the Common Stock and Preferred Stock will vote together as a single class, including with respect to the approval of an amendment to our restated certificate of incorporation to increase the authorized shares of our Common Stock, except under limited circumstances or as required by law.

We will cancel all Old Notes we receive in the exchange offer. You will be paid accrued and unpaid interest through the date of completion of the exchange offer if you exchange your Old Notes pursuant to the exchange offer. Assuming the exchange of all Old Notes, approximately         % of the shares of our voting stock to be issued and outstanding immediately after the completion of the exchange offer will be held by the holders of the Old Notes.

Concurrently with the exchange offer, we are soliciting consents from the holders of Old Notes to amend certain provisions set forth in the Indentures. For a description of the proposed amendments to the 10.5% Indenture and the 7.375% Indenture, see “The Proposed Amendments to the Indentures.” Holders of the Old Notes who desire to tender their Old Notes will be required to consent to the proposed amendments to the Indentures. The proper completion, execution and delivery of a consent and letter of transmittal by an Old Noteholder tendering Old Notes pursuant to the exchange offer will constitute the consent of such holder to the proposed amendments. Holders of Old Notes may not deliver consents without tendering their Old Notes in the exchange and we will not accept any such consents.

If you are the record owner of your Old Notes and you tender Old Notes directly to the exchange agent, you will not be obligated to pay any charges or expenses to the exchange agent or any brokerage commissions. If you own your Old Notes through a broker or other nominee, and your broker tenders the Old Notes on your behalf, your broker may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. Except as set forth in the instructions to the consent and letter of transmittal, transfer taxes on the exchange of Old Notes pursuant to the exchange offer will be paid by us.

Our obligation to exchange Common Stock, Preferred Stock and New Secured Notes for Old Notes tendered pursuant to the exchange offer is subject to several conditions referred to below under “—Conditions of the Exchange Offer and Consent Solicitation.”

If the exchange offer is not completed, our board of directors will determine whether to seek confirmation of a plan of reorganization in a prepackaged case under chapter 11 of the Bankruptcy Code, in order to enhance the likelihood that we will succeed in its restructuring efforts. We expect that the board of directors would vote to seek confirmation of a chapter 11 plan unless an intervening event occurred that would render pursuit of a chapter 11 case inconsistent with its fiduciary duties.

No member of our board of directors, the dealer manager and solicitation agent or the exchange agent has made a recommendation to any holder of the Old Notes, and each is remaining neutral as to whether you should tender notes into the exchange offer and give consent pursuant to the consent solicitation. You must make your own investment decision with regard to the exchange offer based upon your own assessment of the market value of the Old Notes, the likely value of the Common Stock, Preferred Stock and New Secured Notes you will receive, your liquidity needs and your investment objectives.

Terms of the Exchange Offer and Consent Solicitation

We are offering to exchange (i)              shares of Common Stock,              shares of Preferred Stock and $             principal amount of New Secured Notes for each $1,000 principal amount of existing 10.5% Notes validly tendered, and (ii)              shares of Common Stock,              shares of Preferred Stock and $             principal amount of New Secured Notes for each $1,000 principal amount of existing 7.375% Notes validly tendered. Each share of Preferred Stock will become mandatorily convertible, upon the occurrence of certain other events, into              shares of Common Stock.

Concurrently with the exchange offer, we are seeking the consent of holders of the 10.5% Notes to amend certain of the terms of the 10.5% Indenture and the consent of the holders of the 7.375% Notes to amend certain terms of the 7.375% Indenture, in each case to remove substantially all material affirmative and negative covenants, and to remove the subsidiary guarantees set forth in the 7.375% Indenture.

Beneficial Ownership After the Exchange Offer

The following table shows the beneficial ownership of certain categories of holders of Wolverine’s Common Stock after the consummation of the exchange offer and conversion of Preferred Stock into Common Stock, assuming that 100% of the Old Notes are tendered in the exchange offer.

Title of Security	Total Number of Shares of Common Stock to be Issued	% of Common Stock Outstanding After Exchange Offer
7.375% Notes
10.5% Notes
Existing Common Stock	—

General

Wolverine will accept all Old Notes and consents that are validly tendered before 5:00 p.m., New York City time on the expiration date.

This prospectus and solicitation statement, together with the letter of transmittal and consent, is being sent to you and to others who have beneficial interests in the Old Notes.

As a holder of Old Notes, you do not have any appraisal or dissenters’ rights under the Delaware General Corporation Law. We intend to conduct the exchange offer in compliance with the rules and regulations of the SEC.

We reserve the right to purchase or make offers for any Old Notes that remain outstanding after the expiration date and, to the extent permitted by applicable law, purchase Old Notes in the open market in privately negotiated transactions or otherwise.

We are not aware of any jurisdiction where the making of the exchange offer or the consent solicitation is not in compliance with the laws of such jurisdiction. If we become aware of any jurisdiction where the making of the exchange offer or the consent solicitation would not be in compliance with such laws, the exchange offer and the consent solicitation will not be made to a holder residing in such jurisdiction.

Acceptance and Delivery of Old Notes; Other Settlement Matters

As previously stated, we will accept all Old Notes validly tendered before 5:00 p.m. New York City time, on the expiration date. The acceptance for exchange of Old Notes validly tendered and the issuance and delivery of Common Stock, Preferred Stock and New Secured Notes will be made promptly after the expiration date.

Wolverine will have accepted validly tendered Old Notes when it has given oral or written notice to the exchange agent, which will occur promptly after the expiration date. The exchange agent will act as agent for holders of Old Notes for the purpose of receiving any and all certificates representing the Common Stock, Preferred Stock and New Secured Notes from us. If your tendered Old Notes are not accepted for exchange because of an invalid tender or another valid reason, we will return the Old Notes without expense to you promptly after the expiration date.

The Old Notes surrendered in exchange for Common Stock, Preferred Stock and New Secured Notes will not be reissued or resold. We intend to retire and cancel the Old Notes we receive in the exchange offer.

We expressly reserve the right to terminate the exchange offer and not accept for exchange any Old Notes not previously accepted for exchange if any of the conditions set forth under “—Conditions of the Exchange Offer and Consent Solicitation” have not been satisfied or waived or at our option for any reason on or before 5:00 p.m., New York City time, on the expiration date. In all cases, exchange of the Old Notes accepted for exchange will be made only after timely receipt by the exchange agent of certificates representing the original Old Notes and consent to the proposed amendments, or by confirmation of book-entry transfer, together with a properly completed and duly executed letter of transmittal, a manually signed facsimile of the letter of transmittal, or satisfaction of The Depository Trust Company’s (“DTC”) Automated Tender Offer Program (“ATOP”) procedures, and any other documents required by the letter of transmittal.

Delivery of Consent

If you are a holder of 10.5% Notes and you wish to participate in the exchange offer, you must also consent to the proposed amendments to the 10.5% Indenture. Your tender of 10.5% Notes will be deemed a consent to these proposed amendments. If you are a holder of 7.375% Notes and you wish to participate in the exchange offer, you must also consent to the proposed amendments to the 7.375% Indenture. Your tender of 7.375% Notes will be deemed a consent to these proposed amendments.

Conditions of the Exchange Offer and Consent Solicitation

Notwithstanding any other provision of the exchange offer, and without prejudice to your other rights, we will not be required to accept for exchange or, subject to any applicable rules of the SEC, exchange any Common Stock, Preferred Stock or New Secured Notes for any Old Notes, and we may terminate, extend or amend the exchange offer if, at the expiration date, any of the following conditions have not been satisfied or, to the extent permitted, waived. We will not waive the registration statement effectiveness condition.

Minimum Tender Condition

Notwithstanding any other provisions of the exchange offer, the exchange offer is conditioned upon:

•	at least % of the aggregate principal amount of 7.375% Notes having been validly tendered; and

•	at least % of the aggregate principal amount of 10.5% Notes having been validly tendered.

We may waive the minimum tender condition with the consent of the Signing Noteholders in accordance with the terms of the Restructuring Agreement. Any waiver of the minimum tender condition or any other material amendment or modification of the terms of the exchange offer will be followed promptly by public announcement of the waiver, amendment or modification. Without limiting the manner by which we may choose to make such announcement, we will not, unless otherwise required by law, have any obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Business Wire news service or such other means of announcement as we deem appropriate. We would extend the exchange offer upon any material waiver, amendment or modification of the terms or conditions of the exchange offer, including waiver of the minimum tender condition, if required to do so by law.

Registration Statement Effectiveness

The exchange offer is conditioned upon the registration statement on Form S-4, of which this prospectus and solicitation statement is a part, being declared effective under the Securities Act, as amended, and not being subject to any stop order suspending its effectiveness or any proceedings seeking a stop order.

Liquidity Facility Refinancing or Amendments

The agreements governing our current Liquidity Facilities contain a number of provisions that restrict our ability to complete the exchange offer, for example, restrictions against the incurrence of additional indebtedness or liens. We are currently engaged in preliminary discussions with our commercial banks and other institutional lenders regarding the possible refinancing of some or all of our Liquidity Facilities in connection with the Restructuring. In the event that we decide to pursue any such refinancing transaction, any replacement facility or facilities would permit the transactions contemplated by the exchange offer, and we would expect to complete the refinancing contemporaneously with the closing of the exchange offer. To the extent that we do not, or are unable to, negotiate a satisfactory refinancing of our current Liquidity Facilities, we will be required to obtain amendments to or waivers of the relevant restrictive provisions in each of our Liquidity Facilities in order to complete the exchange offer.

In the event we pursue amendments or waivers of our existing Liquidity Facilities, we do not expect that these amendments or waivers will affect certain other restrictions imposed by the Liquidity Facility agreements, for example, covenants that restrict our ability to merge, consolidate or sell all or substantially all of our assets. The amendments or waivers also will not affect our obligation to pay principal, interest, fees or other costs we have incurred under our Liquidity Facilities, when due.

Other Conditions to the Exchange Offer and Consent Solicitation

The exchange offer is also subject to the conditions that, at the time of the expiration date of the exchange offer, none of the following shall have occurred and be continuing which, in our good faith judgment, regardless of the circumstances, makes it impossible or inadvisable to proceed with the exchange offer or consent solicitation:

(a) There shall have been any threatened or pending litigation or other legal action relating to the exchange offer and consent solicitation;

(b) There shall have been any material adverse change in the financial markets, any disruption in the banking system or any commencement of a war involving the United States (excluding all current U.S. military action);

(c) There shall have been any merger, acquisition or other business combination proposal for Wolverine; or

(d) All approvals from governmental bodies and authorities required in order to complete the exchange offer and consent solicitation are not obtained.

The foregoing conditions are solely for our benefit and we may assert them regardless of the circumstances giving rise to any such conditions. We may also, in our reasonable discretion, waive these conditions in whole or in part (subject to the limitations on waiver described in the first paragraph of this section and the consent of the Signing Noteholders, in accordance with the Restructuring Agreement with respect to the minimum tender condition). The determination by us as to whether any condition has been satisfied shall be conclusive and binding on all parties. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed a continuing right which may be asserted at any time and from time to time.

Restructuring Agreement

On                     , we entered into a Restructuring Agreement with certain of the holders of Old Notes which beneficially own         % of the aggregate outstanding principal amount of the 7.375% Notes and         % of the aggregate outstanding principal amount of the 10.5% Notes (collectively, the “Signing Noteholders”), pursuant to which each of the Signing Noteholders agreed (i) to tender all of their Old Notes to us in the exchange offer and to consent to the amendments to the Indentures governing the Old Notes in the consent solicitation; and (ii) to provide an affirmative vote in respect of a plan of reorganization in a prepackaged chapter 11 case. In addition, each party to the Restructuring Agreement has agreed to use commercially reasonable efforts to complete the exchange offer.

The Restructuring Agreement further provides that, in the event that the conditions to the exchange offer and consent solicitation are not satisfied, including that the minimum tender condition is not met, and Wolverine has solicited the requisite affirmative votes for a chapter 11 plan under the Bankruptcy Code, our board of directors will determine whether to seek the confirmation of a prepackaged plan of reorganization as an alternative to the exchange offer and consent solicitation.

Each Signing Noteholder may transfer its Old Notes only if such Signing Noteholder notifies us prior to the transfer and agrees to cause the transferee to execute and deliver an acknowledgement whereby the transferee agrees to be bound by the terms of the Restructuring Agreement as to the Old Notes actually transferred for as long as the Restructuring Agreement is in effect.

Unless the exchange offer has been completed, the Restructuring Agreement will terminate upon the earliest to occur of:

•	mutual written consent of Wolverine and each Signing Noteholder;

•	a material alteration by us of the terms of the exchange offer not permitted under the Restructuring Agreement;

•	written notice from us to the Signing Noteholders of our intent to terminate the exchange offer and Restructuring Agreement upon a determination by our board of directors that such termination is in our best interests; and

•	written notice from us or any Signing Noteholder to the other signatories to the Restructuring Agreement after if the closing of the exchange offer has not occurred on or before such date.

Expiration Date; Extensions; Termination; Amendments

The exchange offer will expire at 5:00 p.m., New York City time, on the expiration date, unless we extend the exchange offer. In order to extend the exchange offer, we will issue a notice on our website (www.wlv.com) and by press release or other public announcement before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

At all times, prior to 5:00 p.m., New York City time, on the expiration date, Wolverine, to the extent permitted by the Restructuring Agreement, reserves the right by giving oral or written notice, in accordance with the notice procedures described above relating to an extension of the exchange offer, to:

•	delay accepting your Old Notes;

•	extend the exchange offer;

•	terminate the exchange offer, if any of the conditions to the exchange offer have not been satisfied or waived, and

•	amend the terms of the exchange offer in any manner.

Upon termination of the exchange offer for any reason, any Old Notes previously tendered in the exchange offer will be promptly returned to the tendering holders.

All conditions to the exchange offer will be satisfied or waived prior to the expiration of the exchange offer unless the exchange offer is terminated.

Procedures for Tendering Your Old Notes, and Delivering Your Consent to the Proposed Amendments

General

Only a holder of Old Notes or the holder’s legal representative or attorney-in-fact may validly tender the Old Notes and validly deliver a consent to the proposed amendments.

In order for a holder of Old Notes to receive Common Stock, Preferred Stock and New Secured Notes such holder of Old Notes must validly tender its Old Notes pursuant to the exchange offer.

Delivery of securities through DTC and acceptance of an Agent’s Message (as defined below) transmitted through DTC’s ATOP and the method of delivery of all other required documents, is at the election and risk of the person tendering securities. Delivering a letter of transmittal, except as otherwise provided in the letter of transmittal, will be deemed made only when actually received by the exchange agent. If delivery of any document is by mail, we suggest that the holder of an Old Note use properly insured, registered mail, with a return receipt requested, and that the mailing be made sufficiently in advance of the expiration date to permit delivery to the exchange agent prior to the expiration date.

Tender and Consent of Old Notes

The tender by a holder of Old Notes pursuant to the procedures set forth below, and the subsequent acceptance of that tender by us, will constitute a binding agreement between that holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and solicitation statement and the related letter of transmittal. The tender of Old Notes pursuant to the exchange offer on or prior to the expiration date and in accordance with the procedures described herein will constitute the delivery of a consent, if applicable, to all of the proposed amendments of the applicable Indenture with respect to the Old Notes tendered.

Valid Tender

Except as set forth below, for a holder to validly tender Old Notes and deliver consent to the proposed amendments to the relevant Indenture, a properly completed and duly executed letter of transmittal (or a facsimile thereof), together with any signature guarantees and any other documents required by the instructions to the letter of transmittal, or a properly transmitted Agent’s Message, must be received by the exchange agent at the address set forth on the back cover of this prospectus and solicitation statement prior to 5:00 p.m., New York City time, on the expiration date and such Old Notes must be transferred pursuant to the procedures for book-entry transfer described under “—Book-Entry Delivery Procedures” below and a Book-Entry Confirmation (as defined below) must be received by the exchange agent, in each case prior to 5:00 p.m., New York City time, on the expiration date of the tender offer.

The letter of transmittal and Old Notes must be sent only to the exchange agent. Do not send letters of transmittal or Old Notes to Wolverine, the dealer manager, or the information agent.

In all cases, notwithstanding any other provision of this prospectus and solicitation statement, the exchange of Preferred Stock and New Secured Notes for Old Notes tendered and accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of (1) a Book-Entry Confirmation with respect to such notes, (2) the letter of transmittal (or a facsimile thereof) properly completed and duly executed or a properly transmitted Agent’s Message and (3) any required signature guarantees and other documents required by the letter of transmittal.

If you tender less than all of your outstanding Old Notes you should fill in the principal amount of Old Notes so tendered in the appropriate box on the letter of transmittal. All of your Old Notes deposited with the exchange agent will be deemed to have been tendered unless otherwise indicated.

Book-Entry Delivery Procedures

Within two business days after the date of this prospectus and solicitation statement, the exchange agent will establish an account at DTC for purposes of the exchange offer, and any financial institution that is a DTC participant and whose name appears on a security position listing as the record owner of the Old Notes may make book-entry delivery of securities by causing DTC to transfer such Old Notes into the exchange agent’s account at DTC in accordance with DTC’s procedure for such transfer. Delivery of documents to a book-entry transfer facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute a valid tender of the securities to the exchange agent.

The confirmation of a book-entry transfer into the exchange agent’s account at DTC as described above is referred to as a “Book-Entry Confirmation.”

Tender of Old Notes Held Through DTC

The exchange agent and DTC have confirmed that the exchange offer is eligible for ATOP. DTC has authorized any DTC participant who has Old Notes credited to its DTC account to tender their Old Notes and provide consents to the proposed amendments to the Indentures as if it were the beneficial holder. Accordingly, DTC participants may, in lieu of physically completing and signing the letter of transmittal and delivering it to the exchange agent, electronically transmit their acceptance of the exchange offer (and thereby tender their Old Notes and provide their consent to the proposed amendments) by causing DTC to transfer Old Notes to the exchange agent in accordance with DTC’s ATOP procedures for transfer. DTC will then send to the exchange agent an agent’s message, which is a message transmitted by DTC, received by the exchange agent and forming part of the Book-Entry Confirmation, which states that DTC has received an express acknowledgment from a participant in DTC that is tendering Old Notes that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the applicable letter of transmittal and that we may enforce such agreement against such participant (the “Agent’s Message”).

Holders of Old Notes desiring to tender their notes by 5:00 p.m., New York City time, on the expiration date of the exchange offer must allow sufficient time for completion of the ATOP procedures during normal business hours of DTC on that date.

Tender of Old Notes Held Through Custodians

To validly tender its Old Notes and validly deliver its consent pursuant to the exchange offer, a beneficial owner of Old Notes held through a direct or indirect DTC participant, such as a broker, dealer, commercial bank, trust company or other financial intermediary, must instruct that holder to tender the beneficial owner’s Old Notes and deliver the related consent on behalf of the beneficial owner. A letter of instructions is included in the materials provided with this prospectus and solicitation statement. The letter to custodians may be used by a beneficial owner to instruct a custodian to tender Old Notes on the beneficial owner’s behalf.

Guaranteed Delivery

If you wish to exchange your Old Notes and time will not permit your letter of transmittal and all other required documents to reach the exchange agent, or if the procedures for book-entry transfer cannot be completed on or prior to the expiration date of the exchange offer, you may still exchange your Old Notes if you comply with the following requirements:

•	you tender your Old Notes by or through a recognized participant in the Securities Transfer Agents Medallion Program, the NYSE Medallion Signature Program or the Stock Exchange Medallion Program;

•	on or prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer, the exchange agent has received from such participant a properly completed and validly executed notice of guaranteed delivery, by manually signed facsimile transmission, mail or hand delivery, in substantially the form provided with this prospectus and solicitation statement; and

•	the exchange agent receives a properly completed and validly executed letter of transmittal (or facsimile thereof) together with any required signature guarantees, or a Book-Entry Confirmation, and any other required documents, within three NYSE trading days after the date of the notice of guaranteed delivery.

Signature Guarantees

Signatures on the applicable letter of transmittal must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, the NYSE Medallion Signature Program or the Stock Exchange Medallion Program (each, a “Medallion Signature Guarantor”) unless the securities tendered thereby are tendered: (1) by a holder whose name appears on a security position listing as the owner of those Old Notes who has not completed any of the boxes entitled “Special Instructions” or “Special Delivery Instructions” on the applicable letter of transmittal; or (2) for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States referred to as an “eligible guarantor institution.”

If the holder of an Old Note is a person other than the signer of the related letter of transmittal, or if Old Notes not accepted for exchange are to be returned to a person other than the registered holder or a DTC participant, then the signatures on the letter of transmittal accompanying the tendered Old Notes must be guaranteed by a Medallion Signature Guarantor as described above.

The method of delivery of letters of transmittal, any required signature guarantees and any other required documents, including delivery through DTC, is at the option and risk of the tendering holder and, except as otherwise provided in the letter of transmittal, delivery will be deemed made only when actually received by the exchange agent. In all cases, sufficient time should be allowed to ensure timely delivery.

Effect of a Tender

By causing an Agent’s Message to be transmitted to the exchange agent, or by executing a letter of transmittal as set forth above, and subject to our acceptance for exchange of, and exchange for, the Old Notes tendered, a tendering holder irrevocably sells, assigns and transfers to us, or upon our order, all right, title and interest in and to all the Old Notes tendered and irrevocably constitutes and appoints the exchange agent the true and lawful agent of the tendering holder, with full power of substitution to:

•	transfer ownership of the tendered Old Notes on the account books maintained by DTC and deliver all accompanying evidences of transfer and authenticity to Wolverine or upon our order, upon receipt by the exchange agent, as the holder’s agent, of the Preferred Stock and New Secured Notes issued in exchange for the Old Notes; and

•	present the tendered Old Notes for transfer on our books and receive all benefits and otherwise exercise all rights of beneficial ownership of the tendered Old Notes in accordance with the terms of the exchange offer.

Transfers of Ownership of Tendered Old Notes

Beneficial ownership in tendered Old Notes may be transferred by the registered holder delivering to the exchange agent, at one of its addresses set forth on the back cover of this prospectus and solicitation statement, an executed letter of transmittal identifying the name of the person who deposited the Old Notes to be transferred, and completing the special payment instructions box with the name of the transferee (or, if tendered by book-entry transfer, the name of the participant in DTC whose name appears on the security position listing as the transferee of such Old Notes) and the principal amount of the Old Notes to be transferred. If certificates have been identified through a Book-Entry Confirmation with respect to such Old Notes the name of the holder who tendered the Old Notes, the name of the transferee and the certificate numbers, if any, relating to such Old Notes should also be provided in the letter of transmittal. A person who succeeds to the beneficial ownership of tendered Old Notes pursuant to the procedures set forth herein will be entitled to receive the Preferred Stock and New Secured Notes if the Old Notes are accepted for exchange or to receive the tendered Old Notes if the exchange offer is terminated.

Other Matters

A valid tender of Old Notes pursuant to the procedures described above, and acceptance by us of that tender, will constitute a binding agreement between the tendering holder and us upon the terms and subject to the conditions of the exchange offer.

All questions as to the form of all documents and the validity (including time of receipt) and acceptance of all tenders of Old Notes and deliveries of consents will be determined by Wolverine, in its sole discretion, and our determination will be final and binding. Wolverine reserves the right to reject any or all tenders of Old Notes or deliveries of consents if we determine them not to be in proper form or if the acceptance or exchange for such securities may, in our opinion, be unlawful.

We also reserve the right, subject to the Restructuring Agreement, to waive any defects, irregularities or contingencies of tenders of Old Notes or to the delivery of particular consents. Our interpretations of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding. Any defect or irregularity in connection with tenders of Old Notes must be cured within such time as we determine, unless waived by us, and any defective or irregular tenders of Old Notes and consents to the amendments to the Indentures shall not be deemed to have been made until all defects and irregularities therein have been waived by us or cured. None of Wolverine, the Guarantors, the exchange agent, the information agent, the dealer manager and solicitation agent or any other person will be under any duty to give notice of any defects or irregularities in tenders of Old Notes or deliveries of consents, nor will any of them incur any liability to holders for failure to give any such notice. The dealer manager and solicitation agent, the exchange agent, the trustee and the information agent assume no responsibility for the accuracy or completeness of the information contained in this prospectus and solicitation statement.

PLEASE SEND ALL MATERIALS TO THE EXCHANGE AGENT AND NOT TO WOLVERINE, THE DEALER MANAGER AND SOLICITATION AGENT, THE TRUSTEE, THE INFORMATION AGENT OR DTC.

Consequences of Not Participating in the Exchange Offer

If you are a holder of an Old Note and you do not participate in the exchange offer and the proposed amendments to the relevant Indenture are adopted, you will no longer have the benefit of certain provisions contained in that Indenture. Without the protection afforded by such provisions, you and the trustee will have greater difficulty enforcing your rights under the Indentures and will have fewer remedies available to you in the event Wolverine were to commit an act constituting an event of default (or that would have constituted an event of default before the amendments) under the terms of such Indenture.

Also, if a large enough number of holders of either series of Old Notes decide to participate in the exchange offer, the liquidity of the Old Notes of that series may be impaired and your ability to sell the Old Notes of that series may be adversely affected.

See “Risk Factors—Risks Relating to the Exchange Offer.”

Dealer Manager and Solicitation Agent

Subject to the terms and conditions set forth in the dealer manager agreement dated                     , 2006, among Wolverine, and Rothschild Inc., we have retained Rothschild to act as dealer manager and solicitation agent in connection with the exchange offer and the consent solicitation. Wolverine has agreed to pay the dealer manager and solicitation agent customary fees for its services in connection with the exchange offer and the consent solicitation. Wolverine has also agreed to reimburse the dealer manager and solicitation agent for certain of its reasonable out-of-pocket expenses incurred in connection with the exchange offer and the consent solicitation and to indemnify it against certain liabilities, including certain liabilities under the federal securities laws, and will contribute to payments the dealer manager and solicitation agent may be required to make in respect thereof.

The dealer manager and solicitation agent and its affiliates may in the future provide investment banking and financial advisory services to Wolverine and its affiliates in the ordinary course of business. The dealer manager and solicitation agent does not own any of the Old Notes.

The dealer manager and solicitation agent will assist with the mailing of this prospectus and solicitation statement and related materials to holders of Old Notes, respond to inquiries of, and provide information to, holders of Old Notes in connection with the exchange offer and consent solicitation, and provide other similar advisory services as we may request from time to time. Requests for additional copies of this prospectus and solicitation statement, letters of transmittal and any other required documents may be directed to the dealer manager and solicitation agent at the address and telephone number set forth on the back cover of this prospectus and solicitation statement.

In addition to the dealer manager and solicitation agent, our directors, officers and regular employees, who will not be specifically compensated for such services, may contact holders personally or by mail, telephone, telex, facsimile or telegraph regarding the exchange offer and the consent solicitation and may request brokers, dealers and other nominees to forward this prospectus and solicitation statement and related materials to beneficial owners of the Old Notes.

Exchange Agent

U.S. Bank National Association has been appointed as exchange agent for the exchange offer. Questions and requests for assistance, and all correspondence in connection with the exchange offer, or requests for additional letters of transmittal and any other required documents, may be directed to the exchange agent at one of its addresses and telephone numbers set forth on the back cover of this prospectus and solicitation statement.

Information Agent

Georgeson is serving as information agent in connection with the exchange offer. The information agent will assist with the mailing of this prospectus and solicitation statement and related materials to holders of Old Notes, respond to inquiries of and provide information to holders of Old Notes in connection with the exchange offer and consent solicitation, and provide other similar advisory services as we may request from time to time. Requests for additional copies of this prospectus and solicitation statement, letters of transmittal and any other required documents may be directed to the information agent at one of its addresses and telephone numbers set forth on the back cover of this prospectus and solicitation statement.

Fees and Expenses of Wolverine

In addition to the fees and expenses payable to the dealer manager and solicitation agent pursuant to the dealer manager agreement described above, we will pay the exchange agent and the information agent reasonable and customary fees for their services (and will reimburse them for their reasonable out-of-pocket expenses in connection therewith), and will pay brokerage houses and other custodians, nominees and fiduciaries their reasonable out-of-pocket expenses incurred in connection with forwarding copies of this prospectus and solicitation statement and related documents to the beneficial owners of the Old Notes and in handling or forwarding tenders for exchange and payment. In addition, we will indemnify the exchange agent and the information agent against certain liabilities in connection with their services, including liabilities under the federal securities laws.

The total cash expenditures to be incurred by us in connection with the exchange offer and the consent solicitation, including printing, accounting and legal fees, and the fees and expenses of the dealer manager and solicitation agent, exchange agent, information agent and the trustee, are estimated to be approximately $            .

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchange of Old Notes pursuant to the exchange offer. If, however, Preferred Stock and New Secured Notes issued in exchange for Old Notes are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the Old Notes or if Preferred Stock and New Secured Notes are to be registered in the name of any person other than the person signing the letter of transmittal or, in the case of tender through DTC transmitting instructions through ATOP, or if a transfer tax is imposed for any reason other than the exchange of Old Notes pursuant to the exchange offer, then the amount of any such transfer tax (whether imposed on the registered holder or any other person) will be payable by the tendering holder.

Brokerage Commissions

If you are the record owner of your Old Notes and you tender your Old Notes directly to the exchange agent, you will not be obligated to pay any charges or expenses to the exchange agent or any brokerage commissions. If you own your Old Notes through a broker or other nominee, and your broker tenders the Old Notes on your behalf, your broker may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

THE PROPOSED AMENDMENTS TO THE INDENTURES

Wolverine is seeking your consent to amend the provisions described below of the 10.5% Indenture and the 7.375% Indenture. By returning the letter of transmittal that accompanies this prospectus and solicitation statement, you will be providing your consent to the proposed amendments.

The proposed amendments, if adopted, will be set forth in an amendment to each Indenture that will be executed as promptly as practicable after we accept the Old Notes tendered in the exchange offer following the expiration date of the exchange offer. The proposed amendments relating to the Old Notes will become effective when the amendments to the Indentures are executed. The Indentures, without giving effect to the proposed amendments, will remain in effect until the proposed amendments become effective. Copies of the proposed forms of amendments to the Indentures have been filed as exhibits to the registration statement of which this prospectus and solicitation statement is a part.

To implement the proposed amendments relating to the 7.375% Indenture and 10.5% Indenture, Wolverine must obtain the written consent of a majority in aggregate principal amount of the outstanding 7.375% Notes and the 10.5% Notes, respectively; however, we will not amend the Indentures unless the minimum tender condition in the exchange offer are satisfied or waived and the exchange offer is completed. If the exchange offer is terminated, or the requisite amount of either the 7.375% Notes or the 10.5% Notes are not accepted for exchange for any reason, the amendments to the Indentures will not be executed and will not become effective. Pursuant to the Restructuring Agreement, holders of approximately         % of the outstanding principal amount of our 7.375% Notes and approximately         % of the outstanding principal amount of our 10.5% Notes have agreed to consent to the proposed amendments to the applicable Indentures.

Set forth below is a summary of the provisions we propose to eliminate:

Location	Provision
Article 10 of the 7.375% Indenture (to be deleted)	Guarantee of Notes.

Article 4 of the 7.375% Indenture (to be deleted)

Covenants.

•      the limitation on our ability to incur indebtedness;

•      the obligation to file annual, quarterly and other reports;

•      the limitation on our ability to enter into sale and leaseback transactions;

•      the limitation on our ability to create liens;

•      the limitation on our and our subsidiaries’ business activities;

•      the obligation to provide notice relating to defaults; and

•      the limitation on affiliate transactions.

Article 4 of the 10.5% Indenture (to be deleted)

Covenants

•      the limitation on our ability to incur indebtedness;

•      the obligation to file annual, quarterly and other reports;

•      the limitation on our ability to make restricted payments;

•      the limitation on our ability to declare and pay dividends;

•      the limitation on sales of assets and subsidiary stock;

•      the obligation to offer to repurchase the 10.5% Notes upon a change of control;

Location	Provision

•      the limitation on our ability to create liens;

•      the obligation to provide notice relating to defaults;

•      the limitation on our ability to enter into sale and leaseback transactions; and

•      the limitation on our and our subsidiaries’ business activities.

Wolverine is seeking consents to all of the proposed amendments relating to the 7.375% Notes as a single proposal and all of the proposed amendments to the 10.5% Notes as a single proposal. Pursuant to the terms of the exchange offer, the completion, execution and delivery of the accompanying letter of transmittal in connection with the tender of Old Notes will be deemed to constitute the consent of the tendering holder to all of the proposed amendments to the applicable Indenture. If the requisite consents are received and the amendments to the Indentures become effective, the proposed amendments relating to the Old Notes will be binding on all non-tendering holders of Old Notes.

THE PREPACKAGED PLAN

We have not commenced a case in the bankruptcy court under chapter 11 of the Bankruptcy Code, which we refer to herein as a “Chapter 11 Case,” nor have we taken any corporate action authorizing the commencement of such a case. This prospectus and solicitation statement solicits advance acceptance of the prepackaged plan in the event that a chapter 11 case is commenced and the prepackaged plan is filed, and contains information relevant to a decision to accept or reject the prepackaged plan. Defined terms not otherwise defined herein shall have the meaning ascribed to such terms in the form of the prepackaged plan annexed here to as Exhibit A.

We do not intend to file a petition for relief under chapter 11 of the Bankruptcy Code and seek confirmation of the prepackaged plan if the conditions to the exchange offer and consent solicitation are satisfied or waived.

For background of and reasons for the restructuring and the reasons why we are seeking acceptance of the prepackaged plan, see “The Restructuring.”

In order to enhance the likelihood that Wolverine will succeed in its restructuring efforts, Wolverine has formulated the prepackaged plan for the reorganization of Wolverine and certain of its direct and indirect subsidiaries (the “Debtor Entities” or the “Debtors”) under chapter 11 of the Bankruptcy Code. The prepackaged plan generally provides substantially the same benefits to Wolverine and the holders of the Old Notes as would the consummation of the exchange offer and consent solicitation. In the event that sufficient tenders and consents have not been received from the holders of the Old Notes to permit consummation of the exchange offer and consent solicitation, but sufficient votes of an accepting class under Section 1126 of the Bankruptcy Code have been received, the Debtor Entities expect, subject to approval by the board of directors, to file a voluntary petition under chapter 11 of the Bankruptcy Code and use such acceptances to confirm the prepackaged plan.

We are soliciting acceptances of the prepackaged plan from the holders of our Old Notes pursuant to this prospectus and solicitation statement.

Under the prepackaged plan, the holders of our Old Notes will receive substantially the same consideration in exchange for their claims and interests as they would receive in the exchange offer and consent solicitation in the event the prepackaged plan is confirmed and becomes effective. Moreover, upon confirmation, the prepackaged plan will be binding on all of our creditors and holders of existing Common Stock regardless of whether such creditors or equity security holders voted to accept the plan.

Because old equity interests, including options, warrants and other equity interests of any kind will be cancelled and deemed extinguished under the prepackaged plan and such interests are receiving only a percentage of new common stock, the holders of such interests may vote to reject the prepackaged plan. Nevertheless, we will seek to have the prepackaged plan confirmed under the “cram down” provisions of Section 1129(b)(2)(C) of the Bankruptcy Code described below. The “cram down” provisions ensure that holders of junior claims or interests cannot recover or retain any property on account of that claim or interest in the debtor under a plan that has been rejected by a senior class of impaired claims or interests. Because there are no interests that are junior to equity interests, we believe that Section 1129(b)(2)(C) of the Bankruptcy Code will be met if that class of interests is the only impaired, dissenting class of claims and interests.

However, in the event that any impaired class of claims does not accept the prepackaged plan and we seek confirmation of the prepackaged plan under the cram down provisions, we may be required to amend the prepackaged plan.

The form of the prepackaged plan is attached to this prospectus and solicitation statement as Exhibit A. The prepackaged plan and this prospectus and solicitation statement should be read and studied in their entirety prior to voting on the prepackaged plan. See “Risk Factors-Risks Related to the Prepackaged Plan” for a discussion of risks associated with the prepackaged plan and the transactions contemplated hereunder. You are urged to consult your counsel about the prepackaged plan and its effect on your legal rights before voting.

Anticipated Events in a Chapter 11 Case

Chapter 11 is the principal business reorganization chapter of the Bankruptcy Code. Pursuant to chapter 11, a debtor may remain in possession of its assets and business and attempt to reorganize its business for the benefit of the debtor, its creditors and other parties in interest.

The commencement of a chapter 11 case creates an estate comprising all the legal and equitable interests of a debtor in property as of the date the petition is filed. Sections 1107 and 1108 of the Bankruptcy Code provide that a debtor may continue to operate its business and remain in possession of its property as a “debtor in possession,” unless the bankruptcy court orders the appointment of a trustee. The filing of a chapter 11 case also triggers the automatic stay provisions of Section 362 of the Bankruptcy Code. Section 362 of the Bankruptcy Code provides, among other things, for an automatic stay of all attempts to collect prepetition claims from the debtor or otherwise interfere with its property or business. Except as otherwise ordered by the bankruptcy court, the automatic stay generally remains in full force and effect until confirmation of a chapter 11 plan.

The Bankruptcy Code provides that upon commencement of a chapter 11 case, the Office of the United States Trustee may appoint a committee of unsecured creditors and may, in its discretion, appoint additional committees of creditors or of equity security holders if necessary to assure adequate representation. The Bankruptcy Code provides that, once appointed, each official committee may appear and be heard on any issue in the chapter 11 case and may also consult with the trustee or debtor in possession concerning the administration of the case and perform such other services as are in the interest of those represented.

Upon commencement of a chapter 11 case, all creditors and equity security holders have standing to be heard on any issue in the chapter 11 proceedings pursuant to Section 1109(b) of the Bankruptcy Code.

The formulation and confirmation of a plan of reorganization is the principal objective of a chapter 11 case. The plan sets forth the means for satisfying the claims against and interests in the debtor. The prepackaged plan we propose provides for the reorganization of our capital structure, thereby enabling us to operate in the long-term as a viable business enterprise.

First Day Orders

We intend very shortly after commencement of our Chapter 11 Case to seek certain “first day” orders and to make motions for certain other matters typical to such proceedings to be addressed as soon as possible, including the following (if necessary):

•	a “first day” order fixing the dates for the hearings on approval of the prepackaged plan of reorganization solicitation and confirmation of the prepackaged plan of reorganization;

•	a “first day” order authorizing us (a) to continue our current cash management system, (b) to maintain prepetition bank accounts and (c) to continue use of existing business forms and existing books and records;

•	a motion authorizing the entry of debtor in possession financing arrangements and related collateral orders;

•	a motion to pay prepetition wages and honor prepetition benefit plans;

•	a motion for authority to continue customer programs and to honor prepetition obligations owed to our customers;

•	a motion for the assumption of executory contracts and unexpired leases;

•	a motion for authority to pay prepetition obligations to critical vendors;

•	a motion upon notice and hearing for an order authorizing the retention of professionals (including accountants, attorneys and financial advisors) in connection with our Chapter 11 Case;

•	a motion upon notice and hearing for an order authorizing the retention of ordinary course professionals without the filing of individual retention applications and affidavits; and

•	such other orders as are typical in chapter 11 cases or that may be necessary for the preservation of our assets or for confirmation of the prepackaged plan of reorganization.

This list is subject to change depending upon our needs in connection with our operations during our Chapter 11 Case. Failure of the bankruptcy court to enter one or more of these orders, or a delay in doing so, could result in our Chapter 11 Case becoming protracted and could delay, perhaps materially, the hearing on, and the ultimate confirmation of, the prepackaged plan of reorganization

Treatment of Suppliers, Vendors and other Trade Creditors and Employees During our Chapter 11 Case

We believe that it is in the best interest of all of our claim and equity interest holders to do our best to preserve positive and co-operating working relationships with our customers, employees, and vendors, since this will minimize disruption and damage to our business operations and enhance our ability to exit the bankruptcy proceedings expeditiously. This requires us, to the maximum extent permitted by applicable law, to continue to treat such persons fairly and in the ordinary course of business.

With respect to customers, that means that we intend to assume their contracts and warranty obligations.

In the case of employees, as a retention incentive, on the effective date, we will assume all of our obligations to each of our retained employees as if there had been no bankruptcy filing.

In the case of key vendors, as an incentive for, and in consideration of their agreement, to continue to provide goods and services in the ordinary course of business during our bankruptcy, including by continuing to extend customary credit terms, on the effective date we intend to assume each outstanding executory vendor contract.

We also intend to seek the approval of the bankruptcy court, promptly following the commencement of the Chapter 11 Case, to make payments in the ordinary course of business in respect of claims of our key suppliers, vendors and other key trade creditors who are significant to our ability to continue to operate our business in the ordinary course and who have agreed to continue to extend credit and other business terms. However, the bankruptcy court may not permit an early payment of such claims. In any event, the prepackaged chapter 11 plan provides that valid claims of all our suppliers, vendors and other such trade creditors supporting our operations during our restructuring are to be paid in full.

Solicitations of Acceptances of the Prepackaged Plan

Typically, a chapter 11 plan is commenced and votes to accept or reject the plan are solicited after the commencement of the case. However, Section 1125(g) of the Bankruptcy Code permits solicitation of acceptance or rejection of the plan before the commencement of the case if such solicitation complies with applicable non-bankruptcy law. The solicitation of acceptance or rejection must also be in accordance with Section 1126(b) of the Bankruptcy Code and Bankruptcy Rules 3016(b) and 3018(b). In accordance with such provisions, we are soliciting acceptances from holders of Old Notes in connection with our Chapter 11 Case.

Bankruptcy Rule 3018(b) requires that:

•	the plan of reorganization be transmitted to substantially all creditors and interest holders entitled to vote on the plan;

•	the time prescribed for voting to reject or accept such plan not be unreasonably short; and

•	the solicitation of votes be in compliance with any applicable non-bankruptcy law, rule or regulation governing the adequacy of disclosure in such solicitation or, if no such law, rule or regulation exists, votes be solicited only after the disclosure of adequate information.

Bankruptcy Rule 3016(b) provides that either a disclosure statement under Section 1125 of the Bankruptcy Code or evidence showing compliance with Section 1126(b) of the Bankruptcy Code shall be filed with the prepackaged plan or within the time fixed by the court. Section 1125(a)(1) of the Bankruptcy Code describes adequate information as information of a kind and in sufficient detail as would enable a hypothetical investor typical of holders of claims and interests in the case to make an informed judgment about the plan. This prospectus and solicitation statement is presented to holders of Old Notes to satisfy the requirements of Section 1126(b) of the Bankruptcy Code and Bankruptcy Rules 3016(b) and 3018(b).

If we seek relief under chapter 11 of the Bankruptcy Code, we will attempt to use the acceptances received from holders of Old Notes under this prospectus and solicitation statement to obtain confirmation of the prepackaged plan as promptly as practicable. We will promptly seek to obtain an order of the bankruptcy court finding that the solicitation of votes from the holders of Old Notes for the acceptance of the prepackaged plan was in compliance with Sections 1125(g) and 1126(b) of the Bankruptcy Code and Bankruptcy Rule 3018(b) and that the acceptance by holders of Old Notes can be used for purposes of confirmation of the prepackaged plan under chapter 11 of the Bankruptcy Code. If the conditions of the Bankruptcy Code and Bankruptcy Rules are met, all acceptances and rejections received prior to the commencement of the chapter 11 case and within the prescribed solicitation period will be deemed to be acceptances and rejections of the prepackaged plan for purposes of confirmation of such plan under the Bankruptcy Code. We reserve the right to use such acceptances to seek confirmation of any permitted amendment or modification of the prepackaged plan, provided that we may not make any amendment or modification to the prepackaged plan prohibited by such plan or the Restructuring Agreement or the Bankruptcy Code.

In addition, we will promptly seek to obtain an order of the bankruptcy court for the approval of a disclosure statement under Section 1125 of the Bankruptcy Code for solicitation of votes from holders of existing Common Stock for the acceptance or rejection of the prepackaged plan.

However, the bankruptcy court may conclude that the requirements of Section 1129 of the Bankruptcy Code for confirmation of the prepackaged plan have not been met. The bankruptcy court may find that the holders of impaired claims and interests have not accepted the prepackaged plan if the bankruptcy court finds that the prepackaged plan solicitation (including this prospectus and solicitation statement) did not comply with all of the applicable provisions of the Bankruptcy Code and the Bankruptcy Rules (including the requirement under Section 1126(b) of the Bankruptcy Code that the prepackaged plan solicitation comply with any applicable non-bankruptcy laws, rules or regulations governing the adequacy of disclosure). In such an event, we may be required to resolicit votes on the prepackaged plan before seeking confirmation of the prepackaged plan, in which case confirmation of the prepackaged plan could be delayed and possibly jeopardized.

Summary of Classification and Treatment of Claims and Equity Interests Under the Prepackaged Plan(1)

As more fully described below, we are soliciting acceptances of the prepackaged plan from holders of claims in classes 4A, 4B and 7.

Class or Subclass	Type of Claim or Equity Interest	Treatment	Approximate Percentage Recovery(2)
—	Administrative Claims	Unclassified; paid in full in cash on the Distribution Date or such later date that the claims become due and owing in the ordinary course of business	100%

—	Priority Tax Claims	Unclassified; paid in full in cash on the Distribution Date or such later date that the claims become due and owing in the ordinary course of business	100%

1	Other Priority Claims	Unclassified; paid in full in cash on the Distribution Date or such later date that the claims become due and owing in the ordinary course of business	100%

2A	Secured Revolving Credit Facility Claims	Unimpaired; cured and reinstated	100%

2B	Silver Consignment and Forward Contracts Facility Claims.	Unimpaired; cured and reinstated	100%

3	Other Secured Claims	Unimpaired; at our option, collateral returned to creditor or claim cured and reinstated.	100%

4A	Old Notes Claims for 10.5% Notes Due 2009	Impaired; receiving a pro rata share of % of the aggregate New Common Stock and % of $ million principal of New Secured Notes

4B	Old Notes Claims for 7.375% Notes Due 2008	Impaired; receiving a pro rata share of % of the aggregate New Common Stock and % of $ million principal amount of New Secured Notes

5	General Unsecured Claims	Unimpaired; paid in full in cash, on the Distribution Date or such later date as the claims become due and owing in the ordinary course of business.	100%

6	Intercompany Claims	Unimpaired; cured and reinstated.	100%

7	Common Stock Interests	Impaired; old common stock is cancelled; receiving a pro rata share of % of New Common Stock.

(1)	This table is only a summary of the classification and treatment of claims and interests under the prepackaged plan. Reference should be made to this prospectus and solicitation statement and the prepackaged plan attached to this prospectus and solicitation statement as Exhibit A for a complete description of the classification and treatment of claims and interests.
(2)	The approximate percentage recovery for class claims is the aggregate value of all common stock to be distributed to that class. Solely for purposes of calculating approximate percentage recovery, the value of our current common stock has been based on the closing bid price of $ as reported on the New York Stock Exchange on , 2006.

Holders of Claims Entitled to Vote; Voting Record Date

Chapter 11 does not require that each holder of a claim against or interest in a debtor vote in favor of a chapter 11 plan in order for the bankruptcy court to confirm the plan. The Bankruptcy Code requires that each claim or interest be placed in a class with claims or interests that are “substantially similar.” Consents to a chapter 11 plan are then solicited and tallied for each class. At a minimum, at least one class of impaired claims (without including any acceptance of the plan by any insider of the debtor) under the plan must vote to accept the plan. An impaired class of claims will have accepted the prepackaged plan if the holders of claims in that class casting votes in favor of acceptance of the prepackaged plan (i) hold at least two-thirds in aggregate dollar amount of the claims of the holders in such class who cast votes with respect to the prepackaged plan, and (ii) constitute more than one-half in number of holders of allowed claims in such class who cast votes with respect to the prepackaged plan. An impaired class of interests will have accepted the prepackaged plan if the holders of interests in that class casting votes in favor of acceptance of the prepackaged plan hold at least two-thirds in amount of the allowed interests in such class who cast votes with respect to the prepackaged plan.

Pursuant to section 1126(f) of the Bankruptcy Code, classes of claims or interests that are not “impaired” under a chapter 11 plan are conclusively presumed to have accepted the chapter 11 plan and are not entitled to vote. Acceptances of the prepackaged plan are being solicited only from those persons who hold claims or interests in a class which may be impaired under the prepackaged plan and who are not deemed by the Bankruptcy Code to have accepted or rejected the prepackaged plan as described above. A class of claims or interests is “impaired” if the legal, equitable, or contractual rights to which the claims or interests entitle the holders of claims or interests of that class are altered.

Classes 1, 2, 3, 5 and 6 are unimpaired under the prepackaged plan in accordance with Section 1124 of the Bankruptcy Code and, accordingly, holders of claims or interests in such classes are deemed to have accepted the prepackaged plan and are not entitled to vote on the prepackaged plan.

Classes 4A, 4B and 7 are impaired and are entitled to vote to accept or reject the prepackaged plan.

Class 4A consists of Old Notes Claims for 10.5% Notes due 2009 and class 4B consists of Old Notes Claims for 7.375% Notes due 2008.

If a holder of Old Notes executes the documents required to tender Old Notes in the exchange offer and consent solicitation as contemplated in this prospectus and solicitation statement, the tender of Old Notes, once delivered, may not be withdrawn, and the executed documentation will be counted, at our election, as ballots in favor of a chapter 11 plan.

Each holder of Old Notes should refer to the detailed instructions contained in “Delivery of Ballots” on page  123 which describes the voting procedures and in the other materials delivered with this prospectus and solicitation statement.

Pursuant to the Restructuring Agreement, approximately         % in aggregate principal amount of holders of Class 4A claims have agreed to vote to accept the prepackaged plan and approximately         % in aggregate principal amount of holders of Class 4B claims have agreed to vote to accept the prepackaged plan.

Class 7 consists of holders of existing Common Stock interests.

Classification and Allowance of Claims and Interests

Section 1123 of the Bankruptcy Code provides that a chapter 11 plan must classify claims against, and interests in, a debtor. Under Section 1122 of the Bankruptcy Code, a chapter 11 plan may classify claims and interests only into classes containing claims and interests which are “substantially similar” to such claims or interests. The prepackaged plan designates 6 classes of claims and one class of interests. A chapter 11 plan cannot be confirmed if there has been an improper classification of claims and interests.

We believe that we have classified all claims and interests in compliance with the provisions of Section 1122 of the Bankruptcy Code. However, once our Chapter 11 Case has been commenced, a claim holder or interest holder could challenge our classification of claims and interests, and the bankruptcy court could determine that a different classification is required for the prepackaged plan to be confirmed. In such event, it is our intention to seek to modify the prepackaged plan, to the extent permitted by the Restructuring Agreement, to provide for whatever classification may be required by the bankruptcy court and to use the sufficient acceptances received, to the extent permitted by the bankruptcy court, to demonstrate the acceptance of the class or classes which are affected. Any such reclassification could affect a class’s acceptance of the prepackaged plan by changing the composition of such class and the required vote for acceptance of the prepackaged plan and could potentially require a resolicitation of votes on the prepackaged plan.

The prepackaged plan provides for the classification and treatment of claims and our interest holders allowed under Section 502 of the Bankruptcy Code. Only the holder of an allowed claim or an allowed interest is entitled to receive a distribution under the prepackaged plan.

An allowed claim or allowed interest is:

•	any claim or interest that is scheduled as liquidated in an amount and not disputed nor contingent and no objection to the allowance of the claim or interest or request to estimate the claim or interest, has been interposed within any time period provided under the plan or under applicable law; or

•	any disputed claim or disputed interest that has been adjudicated as an allowed claim or interest; or

•	any claim or interest that is specified as an allowed claim or allowed interest under the prepackaged plan or the confirmation order.

A disputed claim or disputed interest is a claim or interest that is not an allowed claim or allowed interest and:

•	the claim or interest is not contained on schedules required to be filed by the debtor under Section 521 of the Bankruptcy Code;

•	the claim or interest is scheduled as unliquidated, disputed, contingent or unknown;

•	the claim or interest is the subject of a timely objection or request for estimation in accordance with the Bankruptcy Code, the Bankruptcy Rules, any applicable order of the bankruptcy court, the prepackaged plan or applicable non-bankruptcy law, which objection or request for estimation has not been withdrawn or resolved; or

•	the claim or interest is otherwise specified as “disputed” or as a “disputed claim” pursuant to the prepackaged plan.

Summary of Distributions Under the Prepackaged Plan

The following summary of distributions under the prepackaged plan is subject, and is qualified in its entirety by reference, to the prepackaged plan attached hereto as Exhibit A.

If the prepackaged plan is confirmed by the bankruptcy court, each holder of an allowed claim or allowed interest in a particular class will receive the same treatment as the other holders in the same class of claims or interests (unless such holder agrees to accept less favorable treatment), whether or not such holder voted to accept the prepackaged plan. Moreover, upon confirmation, the prepackaged plan will be binding on the creditors of the Debtor Entities and the stockholders of Wolverine, regardless of whether such creditors accept the prepackaged plan. Such treatment will be in full satisfaction, release and discharge of and in exchange for such holder’s claims against or interests in the Debtor Entities, except as otherwise provided in the prepackaged plan.

Treatment of Unclassified Claims

The Bankruptcy Code does not require classification of certain priority claims against a debtor. In this case, these unclassified claims include administrative claims and priority tax claims as set forth below.

Administrative Claims

An “administrative claim” is any cost or expense of administration of our Chapter 11 Case allowed under Section 503(b), and referred to in Section 507(a)(2), of the Bankruptcy Code. These claims include, without limitation:

•	any actual and necessary costs and expenses of preserving our estate and operating our business during our Chapter 11 Case, including any indebtedness or obligations incurred or assumed by us as debtor in possession in connection with our conduct of our business or for the acquisition or lease of property or for the rendition of services, and any of our costs and expenses for the management, preservation, sale or other disposition of assets during our Chapter 11 Case, the administration, prosecution or defense of claims by or against us and for distributions under the prepackaged plan; and

•	any allowances of compensation or reimbursement of expenses to the extent allowed by final order of the bankruptcy court under Sections 327, 328, 330, 331, 503(b)(2) and/or 1103 of the Bankruptcy Code.

Each holder of an allowed administrative claim will, in full satisfaction, release, settlement and discharge of such allowed administrative claim: (a) to the extent such claim is due and owing on the effective date of the prepackaged plan, be paid in full, in cash, on the Distribution Date; (b) to the extent such claim is not due and owing on the effective date of the prepackaged plan, be paid in full, in cash, in accordance with the terms of any agreement between us and such holder, or as may be due and owing under applicable non-bankruptcy law or in the ordinary course of business; or (c) be treated on such other terms and conditions as are acceptable to the parties.

If the bankruptcy court confirms the prepackaged plan within the time frame anticipated by us, we expect that the amount of administrative claims will be significantly less than if we had commenced a chapter 11 case without prior receipt of the approvals necessary to confirm the prepackaged plan. In the event the bankruptcy court confirms the prepackaged plan within              days after the commencement of our chapter 11 case, and assuming there is no significant litigation initiated or objections filed with respect to the prepackaged plan, we estimate that the aggregate allowed amount of administrative claims (other than those discharged or to be satisfied by us in the ordinary course of business) will be approximately $             as of the date the prepackaged plan becomes effective.

Priority Tax Claims

A “priority tax claim” is that portion of any claim against us for unpaid taxes which is entitled to priority in right of payment under Section 507(a)(8) of the Bankruptcy Code. We are now current and anticipate that we will continue to be current on our tax obligations at the time we commence our Chapter 11 Case. Assuming the bankruptcy court confirms the prepackaged plan within              days after the commencement of our Chapter 11 Case, we estimate that the aggregate allowed amount of priority tax claims (other than those discharged by us in the ordinary course of business) will be approximately $             on the date the prepackaged plan becomes effective.

Pursuant to the prepackaged plan, each holder of a priority tax claim that is an allowed claim will, in full satisfaction, release, and discharge of such allowed priority tax claim: (a) to the extent such claim is due and owing on the effective date of the prepackaged plan, be paid in full, in cash, on the Distribution Date; (b) to the extent such claim is not due and owing on the effective date of the prepackaged plan, be paid in full, in cash, in accordance with the terms of any agreement between the parties, or as may be due and owing under applicable non-bankruptcy law, or in the ordinary course of business; or (c) be treated on such other terms and conditions as are acceptable to the parties.

Treatment of Classified Claims.

The following describes the prepackaged plan’s classification of the claims and interests that are required to be classified under the Bankruptcy Code and the treatment that the holders of allowed claims or allowed interests will receive for such claims or interests:

Class 1—Other Priority Claims. Class 1 consists of all other priority claims. An other priority claim is any claim against us for an amount entitled to priority under Section 507(a) of the Bankruptcy Code, other than an administrative claim or a priority tax claim. These claims are primarily for employee wages, vacation pay, severance pay, contributions to benefit plans and other similar amounts. We estimate that the aggregate allowed amount of other priority claims will be approximately $             on the date the prepackaged plan becomes effective.

We intend to seek a “first day” order approving the payment of priority claims in the ordinary course during the pendency of the Chapter 11 Case. To the extent such an order is not entered or such claims are not paid prior to the date the prepackaged plan becomes effective, pursuant to the prepackaged plan, the legal, equitable and contractual rights of the holders of allowed Class 1 claims are unaltered by the plan. Each holder of an allowed Class 1 claim, will, in full satisfaction of and in exchange for such allowed Class 1 claim: (a) to the extent such claim is due and owing on the effective date of the prepackaged plan, be paid in full, in cash, on the Distribution Date; (b) to the extent such claim is not due and owing on the effective date of the prepackaged plan, be paid in full, in cash, in accordance with the terms of any agreement between the parties, or as may be due and owing under applicable non bankruptcy law or in the ordinary course of business; or (c) be treated on such other terms and conditions as are acceptable to the parties.

Class 1 is unimpaired pursuant to Section 1126(f) of the Bankruptcy Code, and the holders of claims in Class 1 are conclusively presumed to have accepted the prepackaged plan and are not entitled to vote.

Class 2A—Secured Revolving Credit Facility Claims. Class 2A consists of claims under the Secured Revolving Credit Facility. As to the Secured Revolving Credit Facility Claims, our records reflect that we had $             borrowings outstanding under our Secured Revolving Credit Facility at                     , 2006, and approximately $             million of standby letters of credit outstanding thereunder. The allowed claims of the holders of the Secured Revolving Credit Facility Claims (see “Description of our Liquidity Facilities—Secured Revolving Credit Facility”) will be cured and reinstated on the effective date of the prepackaged plan.

Class 2A is unimpaired pursuant to Section 1126(f) of the Bankruptcy Code, and the holders of claims in Class 2A are conclusively presumed to have accepted the prepackaged plan and are not entitled to vote.

Class 2B Silver Consignment and Forward Contracts Facility Claims. Class 2B consists of the claims under the Silver Consignment and Forward Contracts Facility. As to the Silver Consignment and Forward Contracts Facility Claims, our records reflect that under our Silver Consignment and Forward Contracts Facility at                     , 2006, we had $             million of silver in our inventory under the Silver Consignment Facility, with a corresponding amount included in accounts payable, and $             million committed to under the Forward Contracts Facility. The allowed claims of the holders of the Silver Consignment and Forward Contracts Facility Claims (see “Description of Liquidity Facilities—Silver Consignment and Forward Contracts Facility”) will be cured and reinstated on the effective date of the prepackaged plan.

Class 2B is unimpaired pursuant to Section 1126(f) of the Bankruptcy Code, and the holders of claims in Class 2B are conclusively presumed to have accepted the prepackaged plan and are not entitled to vote.

Class 3—Other Secured Claims. Class 3 consists of all secured claims of the Debtor Entities other than the claims in Classes 2A and 2B. For purposes of the prepackaged plan each such allowed other secured claim will be deemed a separate subclass. We estimate that the amount of such claims will be approximately $             million. At our option, each holder of an allowed Class 3 claim will either (a) have the property that serves as collateral for its claim returned, or (b) have its claim “cured and reinstated”, in accordance with Section 1124(2) of the Bankruptcy Code.

Class 3 is unimpaired pursuant to Section 1126(f) of the Bankruptcy Code, and the holders of claims in Class 3 are conclusively presumed to have accepted the prepackaged plan and are not entitled to vote.

Class 4A—Old Notes Claims for 10.5% Notes. Class 4A consists of the Old Notes Claims for the 10.5% Notes due 2009.

We estimate that the amount of such claims will be approximately $             million.

Each holder of an allowed Class 4A claim will receive a pro rata share of              % of the aggregate New Common Stock and $             million principal amount of New Secured Notes.

Class 4A is impaired, and the holders of claims in Class 4A are entitled to vote on the prepackaged plan.

Class 4B—Old Notes Claims for 7.375% Notes. Class 4B consists of the Old Notes Claims for the 7.375% Notes due 2008.

We estimate that the amount of such claims will be approximately $             million.

Each holder of an allowed Class 4B claim will receive a pro rata share of              % of the aggregate New Common Stock and $             million principal amount of New Secured Notes.

Class 4B is impaired, and the holders of claims in Class 4B are entitled to vote on the prepackaged plan.

Class 5—General Unsecured Claims. Class 5 consists of all unsecured claims, except for administrative claims, priority tax claims or claims in Classes 1 through 4, inclusive. General Unsecured Claims will include trade and vendor claims. Our records indicate approximately $             million in trade and vendor claims that would be included in Class 5. To the extent any allowed general unsecured claim has not been paid or satisfied by performance in full prior to the date the prepackaged plan becomes effective, the legal, equitable and contractual rights of the holders of allowed Class 5 claims are unaltered by the prepackaged plan. In full satisfaction of and in exchange for each allowed Class 5 claim, the holder will: (a) to the extent such claim is due and owing on the effective date of the prepackaged plan, be paid in full, in cash, on the Distribution Date; (b) to the extent such claim is not due and owing on the effective date of the prepackaged plan, be paid in full, in cash, in accordance with the terms of any agreement between the parties, or as may be due and owing under applicable non-bankruptcy law or in the ordinary course of business; or (c) be treated on such other terms and conditions as are acceptable to the parties.

Class 5 is unimpaired pursuant to Section 1126(f) of the Bankruptcy Code, and the holders of claims in Class 5 are conclusively presumed to have accepted the prepackaged plan and are not entitled to vote.

Class 6—Intercompany Claims. Class 6 consists of all intercompany claims. To the extent any allowed intercompany claim has not been paid or satisfied by performance in full prior to the date the prepackaged plan becomes effective, the legal, equitable and contractual rights of the holders of allowed Class 6 claims are unaltered by the prepackaged plan. Holders of Class 6 Claims will be cured and reinstated in accordance with Section 1124(2) of the Bankruptcy Code.

Class 6 is unimpaired pursuant to Section 1126(f) of the Bankruptcy Code, and the holders of claims in Class 6 are conclusively presumed to have accepted the prepackaged plan and are not entitled to vote.

Class 7—Common Stock Interests. Class 7 consists of all interests of holders of our Common Stock issued, including options, warrants and other equity interests of any kind, and outstanding on the date of the commencement of the Chapter 11 Case. To the extent holders of Class 7 Interests vote as a class to accept the prepackaged plan, each holder of Class 7 Interests will receive a pro rata share of         % of the aggregate New Common Stock.

Class 7 is impaired and the holders of interests in Class 7 are entitled to vote on the prepackaged plan.

Confirmation of the Prepackaged Plan

If we seek to implement the prepackaged plan by commencing the Chapter 11 Case, we will promptly request that the bankruptcy court hold a confirmation hearing, including a determination that the prepackaged plan solicitation was in compliance with any applicable non-bankruptcy law and Section 1125 of the Bankruptcy Code. Further, if the solicitation process is not complete until after the commencement of the case, we will request that the bankruptcy court determine that the prepackaged plan solicitation process with holders of claims and interests meets the requirements of Section 1125(g) as having begun before the commencement of a case and been done in a manner complying with non-bankruptcy law.

Rule 2002(b) of the Bankruptcy Rules requires no less than 25 days’ notice by mail of the time for filing objections to confirmation of the prepackaged plan and of the time and place of the confirmation hearing, unless the bankruptcy court shortens or lengthens this period. Parties in interest, including all holders of impaired claims and interests, will be provided notice by mail, or by publication if required by the bankruptcy court, of the date and time fixed by the bankruptcy court for the confirmation hearing. Section 1128(b) of the Bankruptcy Code provides that any party in interest may object to confirmation of the prepackaged plan. The bankruptcy court will also establish procedures for the filing and service of objections to confirmation of the prepackaged plan. Such procedures will be described to parties in interest in the notice informing them of the time for filing objections to confirmation of the prepackaged plan.

Any objections to confirmation of the prepackaged plan must be filed with the bankruptcy court in accordance with applicable bankruptcy rules and any procedures established by the bankruptcy court.

In order for the prepackaged plan to be confirmed, and regardless of whether all impaired classes of claims and interests vote to accept the prepackaged plan, the Bankruptcy Code requires that the bankruptcy court determine that the prepackaged plan complies with the requirements of Section 1129 of the Bankruptcy Code. Section 1129 of the Bankruptcy Code requires for confirmation, among other things, that:

•	except to the extent the prepackaged plan meets the “nonconsensual confirmation” standards discussed below under “Confirmation of the Prepackaged Plan Without Acceptance by all Classes of Impaired Claims and Interests,” the prepackaged plan be accepted by each impaired class of claims and interests by the requisite votes of holders of claims or interests in such impaired classes;

•	the prepackaged plan is feasible (that is, there is a reasonable probability that we will be able to perform our obligations under the prepackaged plan and continue to operate our business without the need for further financial reorganization) (see “—Feasibility of the Prepackaged Plan”); and

•	the prepackaged plan meets the requirements of Section 1129(a)(7) of the Bankruptcy Code, which requires that, with respect to each impaired class, each holder of a claim or interest in such class either (a) accepts the prepackaged plan or (b) receives at least as much pursuant to the prepackaged plan as such holder would receive in our liquidation under Chapter 7 of the Bankruptcy Code (see “—The Best Interests Test”).

In addition, Section 1129 of the Bankruptcy Code requires that we demonstrate that:

•	the prepackaged plan is proposed in good faith;

•	the prepackaged plan complies with the Bankruptcy Code;

•	payments for services or costs and expenses in or in connection with the case, or in connection with the prepackaged plan, have been approved by or are subject to the approval of the bankruptcy court;

•	the individuals to serve as our officers and directors have been disclosed and their appointment or continuance in such office is consistent with the interests of creditors and interest holders;

•	the identity of any insider that will be employed or retained by us is disclosed, as well as any compensation to be paid to such insider;

•	all statutory fees related to bankruptcy have been or will be paid; and

•	the prepackaged plan provides for the continued maintenance of retiree benefits, if any, at a certain level.

Feasibility of the Prepackaged Plan

The Bankruptcy Code requires that, in order to confirm the prepackaged plan, the bankruptcy court must find that confirmation of the prepackaged plan will likely not be followed by liquidation or the need for further financial reorganization. For the prepackaged plan to meet the “feasibility test,” the bankruptcy court must find that we will possess the resources and working capital necessary to fund our operations and that we will be able to meet our obligations under the prepackaged plan.

We believe, based on our analysis, that the prepackaged plan provides a feasible means of reorganization from which there is a reasonable expectation that, following the effective date of the prepackaged plan, we will possess the resources and working capital necessary to fund our operations and to meet our obligations under the prepackaged plan. The bankruptcy court may not agree with our determination.

The Best Interests Test

Even if the prepackaged plan is accepted by each required impaired class of claims and interests, Section 1129(a)(7) of the Bankruptcy Code requires that in order to confirm the prepackaged plan, the bankruptcy court must determine that either:

•	each member of an impaired class of claims or interests has accepted the prepackaged plan; or

•	the prepackaged plan will provide each nonaccepting member of an impaired class of claims or interests a recovery that has a value at least equal to the value of the distribution that such member would receive if we were liquidated under chapter 7 of the Bankruptcy Code.

If all members of an impaired class of claims or interests accept the prepackaged plan, the best interests test does not apply with respect to that class.

The first step in meeting the best interests test is to determine the dollar amount that would be generated from the liquidation of our assets and properties in a chapter 7 liquidation case. The total amount available would be the sum of the proceeds from the disposition of our assets and the cash held by us at the time of the commencement of the chapter 7 case. The next step is to reduce that total by the amount of any claims secured by such assets, the costs and expenses of the liquidation, and such additional administrative expenses and priority claims that may result from the termination of our business and the use of chapter 7 for the purposes of liquidation. Finally, the present value of that amount (taking into account the time necessary to accomplish the liquidation) is allocated to creditors and stockholders in the strict order of priority in accordance with Section 726 of the Bankruptcy Code which requires that no junior creditor receive any distribution until all senior creditors are paid in full. That present value can be compared to the value of the property that is proposed to be distributed under the prepackaged plan on the date the prepackaged plan becomes effective.

After consideration of the effects that a chapter 7 liquidation would have on the ultimate proceeds available for distribution to creditors in a chapter 11 case, including:

•	the increased costs and expenses of a liquidation under chapter 7 arising from fees payable to a trustee in bankruptcy and professional advisors to such trustee;

•	the erosion in value of assets in a chapter 7 case in the context of the expeditious liquidation required under chapter 7 and the “forced sale” atmosphere that would prevail; and

•	substantial increases in claims which would be satisfied on a priority basis or on a parity with creditors in a chapter 11 case,

and as illustrated in the following liquidation analysis, prepared with the assistance of our advisors, we have determined that confirmation of the prepackaged plan will provide each creditor and equity holder with a recovery that is not less than it would receive pursuant to our liquidation under chapter 7 of the Bankruptcy Code. Moreover, we believe that the value of any distributions from the liquidation proceeds to each class of allowed claims and interests in a chapter 7 case would be less than the value of distributions under the prepackaged plan because such distributions in chapter 7 may not occur for a substantial period of time. In this regard, it is possible that distribution of the proceeds of the liquidation could be delayed for a substantial time after the completion of such liquidation to resolve all objections to claims and prepare for distributions.

Liquidation Analysis

We have prepared this liquidation analysis with the assistance of our financial advisors, Kroll Zolfo Cooper LLC (“KZC”). The liquidation analysis estimates the values that may be obtained by claim and equity interest holders upon disposition of assets, pursuant to a liquidation in a bankruptcy case under chapter 7 of the Bankruptcy Code, as an alternative to continued operations of the business under the plan of reorganization. The liquidation analysis is based upon the assumptions discussed below. The liquidation analysis assumes we file for bankruptcy protection without a prepackaged plan of reorganization. Because of the numerous risks, uncertainties and contingencies beyond our control, there can be no assurances whatsoever that the following recoveries could be realized. Moreover, because this liquidation analysis was prepared for purposes of the prepackaged plan of reorganization, and reflects our estimates of potential recoveries that could be realized in a liquidation, the amounts disclosed are not likely to be meaningful for us as a going concern or indicative of actual returns that may eventually be realized by our stakeholders in a non-liquidation context.

	Est. Net Book Value as of 8/27/06	Estimated Recovery %		Estimated Recovery $		Notes
		Lower	Higher	Lower	Higher
	(in millions)			(in millions)
Cash	$5.0	100.0%	100.0%	$5.0	$5.0	1
Restricted Cash	1.9	63.2%	100.0%	1.2	1.9	2
Accounts Receivable, Net	13.5	59.3%	72.6%	8.0	9.8	3
Inventory, Net	116.5	77.5%	86.0%	90.3	100.2	4
Prepaid & Other Current Assets	35.1	16.0%	23.1%	5.6	8.1	5
Fixed Assets	133.1	22.8%	30.0%	30.4	39.9	6
Investments in Non-Debtor Entities	73.6	64.9%	116.6%	47.8	85.8	7
Goodwill	75.5	0.0%	0.0%	0.0	0.0	8
Intangible Assets, Net	4.5	4.4%	6.7%	0.2	0.3	9

Total Assets	$458.7	41.1%	54.7%	188.5	251.0

Less: Secured Claims				20.4	20.4	10
Less: Administrative/Priority Claims				37.1	37.8	11

Total Proceeds Available to Unsecured Creditors				$131.0	$192.8

Unsecured Claims				$377.5	$365.2	12

Estimated Recovery for Unsecured Claims				35%	53%

Notes to the Liquidation Analysis

The liquidation analysis, prepared by us with the assistance of KZC, estimates the proceeds that could be realized if we were to be liquidated in accordance with chapter 7 of the Bankruptcy Code. Underlying the liquidation analysis are a number of estimates and assumptions that, although developed and considered reasonable by us, are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies beyond our control. In addition, the liquidation analysis is based upon certain assumptions with respect to liquidation decisions which could be subject to change. Accordingly, there can be no assurance that the values reflected in the liquidation analysis would be realized if we were, in fact to attempt to liquidate under chapter 7, and actual results could vary materially from those shown here.

The liquidation analysis assumes Wolverine Tube, Inc., all U.S. subsidiaries which guarantee the Old Notes and select foreign operations in Canada and Mexico, which are integrated into the U.S. operations, file for chapter 11 bankruptcy protection.

The legal entities that are assumed to file are:

•	Wolverine Tube, Inc.

•	Tube Forming Holdings, Inc.

•	TF Investor, Inc.

•	Tube Forming, LP

•	WT Holding Company, Inc.

•	Wolverine Finance Company, LLC

•	Small Tube Manufacturing, LLC

•	Wolverine Joining Technologies, LLC

•	Wolverine China Investments, LLC

•	Wolverine Joining Technologies Canada, Inc.

•	WLVN de Latinoamerica, S. de R.L. de C.V.

•	WLV Mexico, S. de R.L. de C.V.

The liquidation analysis assumes the wind-down of the operations occurs over a 120 day period and final estate closure within 12 months, and further assumes that we (i) file for bankruptcy protection on August 27, 2006, (ii) operate an orderly liquidation process at a reduced headcount until December 31, 2006 when the chapter 7 trustee would take control of the estate and (iii) complete the liquidation process approximately eight months after such trustee takes control of the estate.

The following notes describe the significant assumptions in the liquidation analysis. The numbers described in the text of the notes may not be exact due to rounding.

The values used in this liquidation analysis include our estimated book values as of August 27, 2006, and assume our foreign subsidiaries in Canada, Europe, and China are liquidated as going concern entities instead of an asset liquidation, except for the plant operations located in Montreal which are assumed to be liquidated. Proceeds from the sale of the foreign subsidiaries in Canada and China are assumed to be utilized to pay the net liabilities from the Montreal plant liquidation prior to the distribution of the equity of these subsidiaries of the Debtor Entities. The 100% owned bankruptcy remote entity DEJ 98 Finance, LLC is assumed to be liquidated and net proceeds ultimately distributed to creditors. In addition, no recoveries are assumed from preference actions, avoidable transactions, or from litigation in which we are a plaintiff.

The price of copper is assumed to remain at current levels during the wind-down and liquidation periods and no asset hedging is assumed during the period. As a commodity, the price of copper is subject to volatility based on market conditions which could have a materially positive or negative impact on the liquidation value of our assets. There can be no assurance that the price of copper will remain at current levels throughout the period.

Note 1—Unrestricted Cash Balance

Consists of cash and cash equivalents of approximately $5.0 million. This figure does not include any restricted cash described in Note 2.

Note 2—Restricted Cash Balance

Restricted cash of $1.9 million is for cash pledged for hedging margin calls and amounts in escrow for the Mexico operations and for a previously closed plant in North Carolina. Lower liquidation amount assumes that only the cash pledged for the margin calls is released.

Note 3—Accounts Receivable, Net

Accounts receivable consists of trade receivables not sold under the Company’s Receivables Sale Facility as of August 27, 2006 and non-trade receivables including tax receivables, employee receivables, and other. Trade receivables recoveries are assumed at 70% to 80% of the estimated net book value. Non-trade receivables recoveries are assumed to be 25% to 50% of the estimated net book value.

Note 4—Inventory, Net

Inventory consists of raw materials, work in progress, and finished goods. Work in progress inventory, except for silver inventory on consignment, is assumed to be converted to finished goods inventory as part of the orderly liquidation. Conversion costs of $1.5 million have been added to the $15.9 million estimated net book value of the work in progress inventory, excluding silver inventory on consignment of $8.6M at August 27, 2006. The total work-progress balance of $17.4 million is included in the estimated net book value of finished goods inventory as of August 27, 2006. Recoveries are assumed at 77% to 86% of the estimated net book value based on the high metal content of the inventory and management estimates of the market conditions for copper and silver products.

Note 5—Prepaid & Other Current Assets

Prepaid and other current assets consist of prepaid raw materials, prepaid insurance, prepaid rent, other prepaids, manufacturing supplies, packaging materials, tooling, and other miscellaneous assets. Prepaid raw material purchases of $6.1 million are assumed to be offset against vendor payables and are netted against the accounts payable balance as of August 27, 2006. Hedging contracts with a value of $8.1 million are assumed to be settled or the position sold to a third party with an estimated recovery of 50%-70% of estimated net book value. Recoveries are assumed at 0% to 15% of estimated net book value for remaining prepaid and other current assets.

Note 6—Fixed Assets

Fixed assets consist primarily of land and land improvements, building and building improvements, manufacturing machinery and equipment and construction in progress. Values are based on management estimates and real estate appraisals for select land and buildings. Overall, recoveries are assumed at 23% to 30%. However, the individual components are valued at recoveries ranging from 101% to 126% for land and land improvements, 52% to 65% for building and building improvements and 12% to 16% for machinery and equipment. Construction in progress is assumed to have no liquidation value.

Note 7—Investments in Non-Debtor Entities

Investments in Non-Debtor Entities’ subsidiaries consist of the Debtor Entities’ ownership interests in its foreign subsidiaries in Canada, Europe and China, and its special purpose entity established to sell certain accounts receivable interests. The foreign subsidiaries are assumed to be liquidated as going concern entities, except for the plant operations in Montreal which is assumed to be an asset liquidation, and the special purpose entity which is assumed to be an asset liquidation. Valuations of the foreign subsidiaries were not prepared, however the liquidation amounts are management’s best estimates based on 2007 projected EBITDA for the operations with a management determined multiple that is assumed to reflect the potential value of the operations. It is assumed that foreign subsidiaries’ cash is used to fund the working capital requirements of the business and is not remitted to the Debtor Entities. It is also assumed that the proceeds from the sale of the Canada and China subsidiaries are used to fund the net liabilities from the liquidation of the Montreal plant prior to remittance to the Debtor Entities, as these liabilities would need to be satisfied before the equity distribution to the Debtor Entities. Recoveries are estimated at 65% to 115% of estimated net book value.

Note 8—Goodwill

Goodwill is principally from the purchases of the Altoona, PA, Carrollton, TX, and Warwick, RI plant operations. Recoveries are assumed to be 0%.

Note 9—Intangible Assets, Net

Intangible assets include patents and deferred finance charges. Patents are estimated to be valued at 30% to 50% of estimated net book value. Deferred finance charges are assumed to have no liquidation value.

Note 10—Secured Debt Obligations

	Lower	Higher
Secured Revolving Credit Facility(a)	$12.8	$12.8
Silver Consignment Facility(b)	7.5	7.5
Capital Lease Obligations(c)	0.1	0.1

Total Secured Claims	$20.4	$20.4

(a)	Secured Revolving Credit Facility is secured by certain accounts receivable, inventory, and equipment of the Debtor Entities. Letters of credit issued under the facility are assumed to be drawn by the respective parties and are included in the balance.
(b)	Silver Consignment Facility is secured by the silver bullion held in inventory by Wolverine and Wolverine Joining Technologies, LLC. Balance reduced by a $6 million letter of credit and is included as part of the Secured Revolving Credit Facility balance.
(c)	Capital lease obligations are secured by various equipment.

Note 11—Administrative/Priority

	Lower	Higher
Wind-Down Costs(a)	$11.8	$10.6
Chapter 7 Professional and Trustee Fees(b)	8.9	10.8
Priority Tax(c)	4.7	4.7
Priority Employee(d)	11.7	11.7

Total Administrative/Priority Claims	$37.1	$37.8

(a)	Wind-down costs include compensation and related benefits, retention bonuses, work in progress inventory conversion costs, rent, operating leases, utilities, insurance, and other expenses associated with the orderly liquidation of the operations during the period from the assumed chapter 11 bankruptcy filing date of August 27, 2006 until the conversion to a chapter 7 liquidation on December 31, 2006. Additionally, professional fees are assumed to be $500-$700 thousand per month.

(b)	Chapter 7 professional and trustee fees include fees associated with the appointment of a chapter 7 trustee and associated legal and accounting fees incurred during the liquidation. Trustee fees are assumed to be 3% of total assets available to distribute and legal and professional fees for the trustee’s professionals are assumed to be $400 thousand a month. Liquidation is assumed to be completed by August 31, 2007.
(c)	Priority tax claims represent estimated book balances for sales taxes, property taxes, and federal, state, and local income taxes.
(d)	Priority employee expenses include unpaid payroll, vacation, bonuses and sales commissions, payroll taxes and 401(k) withholdings, WARN notice, and other benefits. It is assumed these expenses are capped at the statutory limit of $10 thousand per employee. Headcount as of the expected filing date is assumed to be approximately 1,700.

Note 12—General Unsecured Claims

The following is a summary table of estimated general unsecured claims:

	Higher	Lower
7.375% Notes(a)	$137.6	$137.6
10.5% Notes(a)	103.8	103.8
Unsecured Employee Claims(b)	6.8	6.8
Accounts Payable and Accrued Expenses(c)	58.2	58.2
Environmental Claims(d)	25.5	37.4
Pension Claims(e)	29.7	29.7
Post-Retirement Benefits Claims(f)	0.8	0.8
SERP Claims(g)	1.2	1.2
Lease Rejection Claims(h)	1.6	2.0

Total Unsecured Claims	$365.2	$377.5

(a)	The Old Notes and outstanding accrued interest ($0.8 million for the 7.375% Senior Notes due 2008 and $4.4 million for the 10.5% Senior Notes due 2009) are assumed to rank equally in right of payment with general unsecured claims.
(b)	Unsecured employee claims represent the amount potentially owed to employees in excess of their priority cap of $10 thousand per employee. As of August 27, 2006, the estimated total employee related liabilities, exclusive of pension and post-retirement amounts, are approximately $17.4 million, of which approximately $6.8 million are general unsecured claims.
(c)	Accounts payable and accrued expenses include, but are not limited to, unpaid trade vendors, inventory accruals, utilities, and other similar expenses. Balance is net of prepaid raw material purchases of $6.1 million and letters of credit totaling $6.8 million for utilities and workers’ compensation. It is assumed that the amount received from drawing on the letters of credit is sufficient to satisfy the workers’ compensation claims. $6.8 million in letters of credit are included in the Secured Revolving Credit Facility estimated claims balance in Note 10.
(d)	Environmental claims represent management’s estimate of the potential environmental remediation liability for our plants in the event that the plants are closed. Estimates are based on management’s knowledge of the operations, consultation with outside environmental consultants, and previous history with similar environmental remediation issues. Environmental phase I and II assessments were not performed to estimate the liability and currently there is no known environmental liability for the plants, except for approximately $0.9 million accrued by us for the Ardmore plant.
(e)	Pension claims are for the unfunded liability for our U.S. defined benefit pension plan. It is assumed that the plan is frozen as of February 2006. The estimate is based on actuarial valuation as of January 1, 2006 with a projection to September 30, 2006. The projected September 30, 2006 balance is assumed not to differ significantly from the balance sheet date of August 27, 2006 used to prepare this analysis.
(f)

Post-retirement benefit claims assume that the plan is terminated on August 27, 2006. The claims balance represents incurred, but unpaid, medical and dental claims prior to the termination of the plan for which we would be obligated to pay a portion of the costs. The claim amount is estimated based on 2005 total benefits paid into the plan with an assumed 10% inflation factor for 2006 which was prorated for the partial year (eight months).

(g)	SERP claims is the estimated book value at August 27, 2006.
(h)	Lease rejection damages claims are for various rent for our equipment and certain buildings used as part of our operations. We do not have significant long-term leases in place and have numerous leases for small values. Therefore a lease review was not performed to estimate the liability on a lease by lease basis under Section 502(b)(6) of the Bankruptcy Code. Instead an estimate was made based on management’s understanding of the significant leases in place for real estate, assuming one year of damages or the remaining term of the lease whichever was shorter, with an estimate of $500 thousand to $750 thousand for equipment leases.

THESE ESTIMATED LIQUIDATED VALUES ARE NECESSARILY SPECULATIVE AND COULD VARY DRAMATICALLY FROM THE AMOUNTS THAT MAY ACTUALLY BE RECOVERED IN AN ACTUAL LIQUIDATION UNDER CHAPTER 7 OF THE BANKRUPTCY CODE.

Our belief that confirmation of the prepackaged plan of reorganization will provide each holder of a claim or interest in an impaired class with a recovery greater than the recovery that such holder would receive pursuant to a liquidation under chapter 7 of the Bankruptcy Code is based on a comparison of the liquidation values set forth in the liquidation analysis above with our estimate of the value of the distributions to the holders of claims pursuant to the prepackaged plan of reorganization discussed in this prospectus/disclosure statement.

In preparing this liquidation analysis, KZC assisted us in estimating certain claims and reviewed liquidation values of our assets using data and assumptions supplied by us. KZC did not prepare a valuation report or opinion regarding our company or any of our assets.

Confirmation of the Prepackaged Plan Without Acceptance by all Classes of Impaired Claims and Interests

The Bankruptcy Code contains provisions for confirmation of a plan even if the plan is not accepted by all impaired classes, as long as at least one impaired class of claims has accepted the plan. These “cram down” provisions are set forth in Section 1129(b) of the Bankruptcy Code. Under the “cram down” provisions, upon the request of a plan proponent, the bankruptcy court will confirm a plan despite the lack of acceptance by an impaired class or classes if the bankruptcy court finds that:

•	the plan does not discriminate unfairly with respect to each non-accepting impaired class; and

•	the plan is fair and equitable with respect to each non-accepting impaired class.

These standards ensure that holders of junior interests, such as stockholders, cannot retain any interest in the debtor under a plan that has been rejected by a senior class of impaired claims or interests unless such impaired claims or interests are paid in full.

As used by the Bankruptcy Code, the phrases “discriminate unfairly” and “fair and equitable” have narrow and specific meanings unique to bankruptcy law. A plan does not “discriminate unfairly” if claims or interests in different classes but with similar priorities and characteristics receive or retain property of similar value under a plan. By establishing separate classes for the holders of each type of claim or interest and by treating each holder of a claim or interest in each class identically, the prepackaged plan has been structured so as to meet the “unfair discrimination” test of Section 1129(b) of the Bankruptcy Code.

The Bankruptcy Code sets forth different standards for establishing that a plan is “fair and equitable” with respect to a dissenting class, depending on whether the class is comprised of secured or unsecured claims or equity interests. In general, Section 1129(b) of the Bankruptcy Code permits confirmation notwithstanding non-acceptance by an impaired class if that class and all junior classes are treated in accordance with the “absolute priority” rule, which requires that the dissenting class be paid in full before a junior class may receive any distributions under the plan. In addition, case law interpreting Section 1129(b) requires that no class senior to a non-accepting impaired class receives more than payment in full on its claims.

To be “fair and equitable”, in accordance with Section 1129(b)(2)(B), with respect to a class of impaired unsecured claims that does not accept the prepackaged plan, we must demonstrate to the bankruptcy court that either:

•	each holder of an unsecured claim in the dissenting class receives or retains under such plan property of a value equal to the allowed amount of its unsecured claim; or

•	the holders of claims or holders of interests that are junior to the claims of the holders of such unsecured claims will not receive or retain any property under the prepackaged plan.

To be “fair and equitable”, in accordance with Section 1129(b)(2)(C), with respect to a class of interests that does not accept the prepackaged plan, we must demonstrate that either:

•	the plan provides that each holder of an interest of such class receive or retain on account of such interest property of a value, as of the effective date of the plan, equal to the greatest of the allowed amount of any fixed liquidation preference to which such holder is entitled, any fixed redemption price to which such holder is entitled, or the value of such interest; or

•	the holders of any interest that is junior to the interests of such class will not receive or retain under the plan on account of such junior interest any property.

Additionally, we must demonstrate that the holders of claims or interests that are senior to the claims or interests of the dissenting class of unsecured claims or interests receive no more than payment in full on their claims or interests under the prepackaged plan.

Neither we nor any of our advisors have undertaken to value our assets or our business. We also have not engaged any person to conduct a valuation of our assets or business in connection with the prepackaged plan. Our Common Stock is traded on the New York Stock Exchange, and a valuation for our Company can be derived from trading information relating to our Common Stock.

We believe that the prepackaged plan satisfies the “cram down” requirements of the Bankruptcy Code. If all classes of impaired claims and interests, other than the interests held by our common stockholders (Class 7), accept the prepackaged plan, we may pursue confirmation of the prepackaged plan under the “cram down” provisions of the Bankruptcy Code. However, the bankruptcy court may determine that the prepackaged plan does not meet the requirements of Section 1129(b) of the Bankruptcy Code and we may be required to amend the prepackaged plan.

Means for Implementing the Prepackaged Plan

Management

On the date the prepackaged plan becomes effective, the Debtor Entities’ estates will revest as the reorganized debtors and our management, control and operation will continue, in accordance with applicable non-bankruptcy law, to be the general responsibility of our board of directors selected in accordance with the Restructuring Agreement. The initial board of directors of the recognized debtors shall consist of              members. On or before the Plan Supplement Filing Date, the Debtor Entities shall file with the bankruptcy court a schedule setting forth the names of the persons to be appointed to the board of directors of the reorganized debtors. The initial board of directors of the reorganized debtors shall serve until the first annual meeting of the holders of the New Common Stock. Thereafter, the board of directors of the reorganized debtors will be elected in accordance with the restated corporate organizational documents and applicable non bankruptcy law.

We will disclose, prior to the hearing on the confirmation of the prepackaged plan, such additional information in form and substance subject to approval of the Signing Noteholders as is necessary to satisfy Section 1129(a)(5) of the Bankruptcy Code including (i) the identity and affiliation of any other individual who is proposed to serve as one of our officers or directors, to the extent it is different than disclosed herein, and (ii) the identity of any other insider that will be employed or retained by us and said insider’s compensation.

Restated Corporate Documents

On the date the prepackaged plan becomes effective, our restated certificate of incorporation will be amended and restated to include (i) the amendments necessary to effect the restructuring and (ii) in accordance with Section 1123(a)(6) of the Bankruptcy Code, a prohibition on the issuance of non-voting equity securities, in form and substance subject to approval of the Signing Noteholders.

Cancellation of Existing Securities and Indebtedness

As a general matter, on the effective date, and provided distributions under the prepackaged plan are made, all notes, indentures, instruments and other documents evidencing the claims or interests classified in Classes 4A, 4B and 7 of the prepackaged plan will be cancelled and deemed terminated. Without limiting the generality of the foregoing, on the effective date of the plan, each of the following will be cancelled and deemed terminated:

•	the 10.5% Notes Due 2009,

•	the 7.375% Notes Due 2008,

•	any current equity interests, including the existing Common Stock, options and warrants.

Issuance of New Common Stock

On the effective date of the prepackaged plan, we will issue, in accordance with the terms of the prepackaged plan, an aggregate of up to                      newly issued shares of our reorganized common stock (the “New Common Stock”). The holders of New Common Stock will have no preemptive or other rights to subscribe for additional shares. We expect that the confirmation order of the bankruptcy court will provide that the issuance of New Common Stock will be exempt from the registration requirements of the Securities Act in accordance with Section 1145 of the Bankruptcy Code.

Issuance of New Secured Notes

On the effective date of the prepackaged plan we will issue, in accordance with the terms of the prepackaged plan, $             million principal amount of New Secured Notes. The terms of the New Secured Notes under the prepackaged plan will be as described under the “Description of the New Secured Notes.”

We expect that the confirmation order of the bankruptcy court will provide that the issuance of New Secured Notes will be exempt from the registration requirements of the Securities Act in accordance with Section 1145 of the Bankruptcy Code.

Distributions

All distributions required under the prepackaged plan to holders of allowed claims and interests shall be made by a disbursing agent pursuant to a disbursing agreement. The disbursing agent may designate, employ or contract with other entities to assist in or perform the distributions, subject to approval of the Signing Noteholders. The disbursing agent and such other entities will serve without bond.

The Distribution Date will mean the date, occurring on or as soon as practicable after the later of:

•	the effective date; and

•	the date when a claim becomes an allowed claim or an interest becomes an allowed interest.

Only holders of record of Old Notes Claims and to the extent holders of Class 7 Interests vote as a class to accept the prepackaged plan, holders of record of Common Stock Interests as of the distribution record date shall be entitled to receive the distributions provided for in the prepackaged plan. As of the close of business on the distribution record date, the respective transfer ledgers in respect of the Old Notes and old common stock will be closed, for purposes of making the distributions required in accordance with the provisions of the prepackaged plan. We and the disbursing agent will have no obligation to recognize any transfer of Old Notes or old common stock occurring after the distribution record date for purposes of such distributions. We and the disbursing agent will recognize and, for purposes of making such distributions under the prepackaged plan, deal only with those holders of record reflected on the transfer ledgers maintained by the registrar for the Old Notes and our transfer agent for the old common stock as of the close of business on the distribution record date, provided that nothing contained in the prepackaged plan will be deemed to prohibit or otherwise restrict the right of any such holder to transfer such securities at any time.

Distributions to holders of allowed claims and allowed interests will be made at the address of each such holder as set forth on the schedules filed by us with the bankruptcy court unless superseded by the address as set forth on the proofs of claim or proofs of interest filed by such holder or other writings notifying us of a change of address (or at the last known address of such holder if no proof of claim or proof of interest is filed or if we have not been notified in writing of a change of address), or in the case of holders of Old Note Claims may be made at the addresses of the registered holders contained in the records of the registrar for the Old Notes as of the distribution record date, except as provided below. If any holder’s distribution is returned as undeliverable, no further distributions to such holder will be made, unless and until we or the disbursing agent are notified of such holder’s then current address, at which time all missed distributions will be made to such holder together with any interest or dividends earned thereon. Amounts in respect of undeliverable distributions made through a disbursing agent will be returned to such disbursing agent making such distribution until such distributions are claimed. All claims for undeliverable distributions will be made on or before the later of the second anniversary of the date the prepackaged plan becomes effective and the date 90 days after such claim is allowed. After such date all unclaimed property held by a disbursing agent for distribution to holders will be returned to us and the claim of any holder with respect to such property will be discharged and forever barred.

Executory Contracts and Unexpired Leases

Assumption, Rejection and Passed Through Rights

Under Section 365 of the Bankruptcy Code, we have the right, subject to the bankruptcy court approval, to assume or reject any executory contracts or unexpired leases. Any executory contracts or any unexpired leases we reject will be treated as if they had been breached immediately preceding the date we file our bankruptcy petition, and the other party to the agreement may assert a general unsecured claim for damages as a result of the rejection. In the case of rejections of real property leases and employment agreements, damages are subject to limitations imposed by Sections 365 and 502 of the Bankruptcy Code.

The prepackaged plan of reorganization provides that on the effective date, and to the extent permitted by applicable law, all of our executory contracts and unexpired leases will be assumed by us, unless such executory contract or unexpired lease or relationship:

•	was previously assumed or rejected by us;

•	previously expired or terminated pursuant to its own terms;

•	is the subject of a motion to reject filed on or before the confirmation date; or

•	is otherwise expressly provided for in the prepackaged plan of reorganization or any contract, instrument or agreement entered into in contemplation of such plan.

Any rights or arrangements necessary or useful to the operation of our business but not otherwise addressed as a claim or equity interest, including non-exclusive or exclusive patent, trademark, copyright, maskwork or other intellectual property licenses and other executory contracts not assumable under Section 365(c) of the Bankruptcy Code, shall, in the absence of any other treatment, be passed through the bankruptcy proceedings for our and our counterparty’s benefit, unaltered and unaffected by the bankruptcy filing or our Chapter 11 Case.

Each executory contract and unexpired lease that is assumed and relates to the use, ability to acquire, or occupancy of real property will include (a) all modifications, amendments, supplements, restatements, or other agreements made directly or indirectly by any agreement, instrument, or other document that in any manner affect such executory contract or unexpired lease, and (b) all executory contracts or unexpired leases and other rights appurtenant to the property, including all easements, licenses, permits, rights, privileges, immunities, options, rights of first refusal, powers, uses, reciprocal easement agreements, vaults, tunnel or bridge agreements or franchises, and any other equity interests in real estate or rights in rem related to such premises, unless any of the foregoing agreements has been rejected pursuant to an order of the bankruptcy court or is the subject of a motion to reject filed on or before the confirmation date.

Cure Costs and Bar Dates

In order to assume an executory contract or unexpired lease, we must, if there has been a default in such executory contract or unexpired lease, other than a default caused solely by the filing of our Chapter 11 Case, at the time of assumption:

•	cure, or provide adequate assurance that we will cure, such default;

•	compensate, or provide adequate assurance that we will promptly compensate, the counterparty to such contract or lease, for any actual pecuniary loss to such party resulting from such default; and

•	provide adequate assurance of future performance under such contract or lease.

Any monetary amounts by which each executory contract and unexpired lease to be assumed pursuant to the prepackaged plan of reorganization is in default will be satisfied, under Section 365(b)(1) of the Bankruptcy Code, at our option by the payment of cash or distribution of other property as necessary to cure any defaults. If there is a dispute regarding (i) the nature or amount of any cure, (ii) our ability or the ability of our assignees to provide “adequate assurance of future performance” (within the meaning of Section 365 of the Bankruptcy Code) under the contract or lease to be assumed, or (iii) any other matter pertaining to assumption, cure will occur following the entry of a final order resolving the dispute and approving the assumption or assumption and assignment, as the case may be.

If the rejection by us of an executory contract or unexpired lease gives rise to a claim, a proof of claim must be served upon us and our counsel within 30 days after the later of:

•	notice of entry of the confirmation order; or

•	other notice that the executory contract or unexpired lease has been rejected.

Any claim not served within such time period will be forever barred. Each such claim will constitute a Class 5 claim, to the extent such claim is allowed by the bankruptcy court.

Releases

The prepackaged plan also provides, to the maximum extent permitted by law, for certain releases.

Releases by Us

As of the Effective Date, the Debtors, the Reorganized Debtors and any successors shall be deemed, to the maximum extent permitted by applicable law, to forever release, waive and discharge all claims, obligations, suits, judgments, damages, demands, debts, rights, causes of action and liabilities whatsoever in connection with or related to the Debtors or the Reorganized Debtors, the Chapter 11 Cases or the Plan and the Old Notes (other than the rights of the Debtors and Reorganized Debtors and any successors to enforce the Plan and the contracts, Instruments, releases, indentures, and other agreements or documents assumed, passed through or delivered in connection with such plan) and whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, then existing or thereafter arising, in law, equity or otherwise that are based in whole or part on any act, omission, transaction, event or other occurrence taking place on or prior to the Effective Date and in any way relating to the Debtors, Reorganized Debtors or any successors or their property, the Chapter 11 Cases, the Plan, or the Ad Hoc Old Noteholders’ Committee and its members and advisors and that may be asserted by or on behalf of the Debtors, the Reorganized Debtors, the Holders of Old Notes (including the Ad Hoc Old Noteholders’ Committee and its members and advisors), the Old Notes Indenture Trustee and any successors or their property and against each of their directors, officers, employees, agents, financial advisors, representatives, affiliates, attorneys and professionals as of the Effective Date; provided, however, that such releases shall not operate as a waiver or release of the Voluntary Petitions or any causes of action arising out of (x) any express contractual obligation owing by any such director, officer, or employee agent, financial advisor, representative, affiliate, attorney or professional, or (y) the willful misconduct, gross negligence, intentional fraud or criminal conduct of such director, officer, or employee agent, financial advisor, representative, affiliate or professional.

Releases by Holders of Claims and Equity Interests

As of the Effective Date, for good and valuable consideration, the adequacy of which is hereby confirmed, each holder of a Claim (including an Old Note Claim), and Old Common Stock Interest that votes in favor of the Plan (or is deemed to accept the Plan), and to the fullest extent permissible under applicable law, as such law may be extended or integrated after the Effective Date, each holder of a Claim or Interest that does not vote to accept the Plan, shall be deemed to unconditionally, forever release, waive and discharge all Claims, Interests, suits, judgments, damages, demands, debts, rights, causes of action and liabilities whatsoever in connection with or related to the recapitalization and restructuring efforts undertaken by the Debtors, the Chapter 11 Cases, the Plan or the Old Notes (other than the rights to enforce the Plan and the contracts, Instruments, releases, indentures, and other agreements or documents assumed, passed through or delivered in connection with such Plan) whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, then existing or thereafter arising, in law, equity or otherwise that are based in whole or part on any act, omission, transaction, event or other occurrence taking place on or prior to the Effective Date in any way relating to the Debtors, the Reorganized Debtors and any successors, the Voluntary Petitions, the Plan or the Ad Hoc Old Noteholders’ Committee and its members and advisors, against (i) the Debtors, the Reorganized Debtors and any successors, (ii) the Debtors’ present and former directors, officers, employees, agents, financial advisors, attorneys and professionals, and (iii) the Ad Hoc Old Noteholders’ Committee and its members and advisors; provided, however, that the foregoing shall not waive or release any causes of action arising out of (x) any express contractual obligation owing by any such director, officer, employee, agent, financial advisor, attorney or professional of the Debtors, the Reorganized Debtors and any successors, or (y) the willful misconduct, gross negligence, intentional fraud or criminal conduct of such director, officer, or employee of the Debtors.

Exculpations

The Debtors, the Reorganized Debtors, the Estates , any official committee appointed in the Chapter 11 Cases, the Ad Hoc Old Noteholders’ Committee and their respective members, equity holders, affiliates, officers, directors, agents, financial advisors, independent accountants, attorneys, employees and representatives and their respective property shall have no liability to any holder of any Claim or Interest or any other Person for any act or omission in connection with, arising out of, or relating to, the , the Plan, the solicitation of votes for and the pursuit of confirmation of the Plan, the consummation of the Plan, or the administration of the Chapter 11 Cases, the Plan or the property to be distributed under the Plan, whether for tort, contract, violations of federal, state or foreign securities laws, or otherwise, whether known or unknown, foreseen or unforeseen, existing or hereafter arising; provided, however, that nothing herein shall release any entity from any claims, obligations, rights, causes of action or liabilities arising out of such entity’s fraud, gross negligence, criminal liability or willful misconduct.

Notwithstanding any other provision of this Plan, no holder of a Claim or Interest, no other party in interest, none of their respective agents, employees, equity holders, partners, members, representatives, financial advisors, attorneys, professionals, affiliates, or representatives, and no successors or assigns of the foregoing, shall have any right of action against the Reorganized Debtors, the Estates, the Ad Hoc Old Noteholders’ Committee, any official committee appointed in the Chapter 11 Cases, or any of their agents or representatives, or any of their respective present or former members, officers, directors, employees, equity holders, partners, professionals, affiliates, or representatives or any of their successors or assigns, for any act or omission in connection with, relating to, or arising out of, or relating to, the Exchange Offer, the Plan, the solicitation of votes for and the pursuit of confirmation of the Plan, the consummation of the Plan, or the administration of the Chapter 11 Cases, the Plan or the property to be distributed under the Plan, whether for tort, contract, violations of federal, state or foreign securities laws, or otherwise, whether known or unknown, foreseen or unforeseen, existing or hereafter arising; provided, however, that nothing herein shall release any entity from any claims, obligations, rights, causes of action or liabilities arising out of such entity’s fraud, gross negligence, criminal liability or willful misconduct.

The foregoing exculpation shall not, however, limit, abridge or otherwise affect the rights, if any, of the Reorganized Debtors to enforce, sue on, settle, or compromise the claims, rights or causes of action, suits or proceedings retained in the Plan.

Injunctions

As of the effective date of the prepackaged chapter 11 plan, all entities that have held, currently hold or may hold a claim, demand, debt, right, cause of action or liability that is discharged or released pursuant to the prepackaged plan of reorganization or any equity interests or other rights which are terminated or any other parties in interest are permanently enjoined and precluded from asserting or taking any of the following actions on account of such discharged, terminated or released claims, interests, obligations, suits, judgments, damages, demands, debts, rights, causes of action or liabilities against us or our properties: (i) commencing or continuing in any manner any action or other proceeding; (ii) enforcing, attaching, collecting or recovering in any manner any judgment, award, decree or order; (iii) creating, perfecting or enforcing any lien or encumbrance; (iv) asserting a setoff, right of subrogation or recoupment of any kind against any debt, liability or obligation due or payable to us; and (v) commencing or continuing any action, in any manner, in any place that does not comply with or is inconsistent with the provisions of the prepackaged plan of reorganization or the confirmation order.

Any person injured by any willful violation of such injunction may recover actual damages, including costs and attorneys’ fees and, in appropriate circumstances, may recover punitive damages from the willful violator.

By accepting distributions or other benefits pursuant to the prepackaged chapter 11 plan, each holder of an allowed claim or interest receiving distributions pursuant to the prepackaged plan of reorganization shall be deemed to have specifically consented to the injunctions set forth in the prepackaged plan of reorganization.

Conditions Precedent to Confirmation and Consummation of the Prepackaged Plan

Conditions to Confirmation

The confirmation hereof is subject to the satisfaction or due waiver of the following conditions precedent:

•	the proposed confirmation order shall be subject to approval of the Signing Noteholders and in form and substance reasonably acceptable to the Debtor Entities; and

•	the Restructuring Agreement be in full force and effect and shall not have expired or otherwise been terminated.

Conditions to Effective Date

The following are conditions precedent to the occurrence of the effective date of the prepackaged plan, each of which must be satisfied or waived in accordance with “Waiver of Conditions” below:

1. The confirmation order shall have been entered by the Bankruptcy Court and that order must provide, among other things, that:

a) the Debtor Entities are authorized and directed to take all actions necessary or appropriate to enter into, implement, and consummate the contracts, instruments, releases, leases, indentures, and other agreements or documents created in connection with the prepackaged plan;

b) the provisions of the confirmation order are non-severable and mutually dependent;

c) all executory contracts or unexpired leases assumed or assumed and assigned by the Debtor Entities during the Chapter 11 Case or hereunder shall remain in full force and effect for the benefit of the Debtor Entities or their assignees notwithstanding any provision in such contract or lease (including those described in sections 365(b)(2) and (f) of the Bankruptcy Code) that prohibits such assignment or transfer or that enables, permits, or requires termination of such contract or lease;

d) the transfers of property by the Debtor Entities (i) to the reorganized debtors (A) are or shall be legal, valid, and effective transfers of property, (B) vest or shall vest the reorganized debtors with good title to such property free and clear of all liens, charges, claims, encumbrances, or equity interests, except as expressly provided in the prepackaged plan or confirmation order, (C) do not and shall not constitute avoidable transfers under the Bankruptcy Code or under applicable bankruptcy or non-bankruptcy law, and (D) do not and shall not subject the reorganized debtors to any liability by reason of such transfer under the Bankruptcy Code or under applicable non-bankruptcy law, including any laws affecting successor, transferee or stamp or recording tax liability and (ii) to holders of claims or equity interests under the prepackaged plan are for good consideration and value;

e) except as expressly provided therein (or in any order of the bankruptcy court), upon the effectiveness of all transactions incident to and part of the prepackaged plan, the Debtor Entities are discharged effective upon the Confirmation Date from any “debt” (as that term is defined in section 101(12) of the Bankruptcy Code), and the Debtor Entities’ liability in respect thereof is extinguished completely, whether reduced to judgment or not, liquidated or unliquidated, contingent or noncontingent, asserted or unasserted, fixed or unfixed, matured or unmatured, disputed or undisputed, legal or equitable, or known or unknown, or that arose from any agreement of the Debtor Entities that has either been assumed or rejected in the Chapter 11 Case or pursuant to the prepackaged plan, or obligation of the Debtor Entities incurred before the confirmation date, or from any conduct of the Debtor Entities prior to the confirmation date, or that otherwise arose before the confirmation date, including all interest, if any, on any such debts, whether such interest accrued before or after the petition date;

f) old equity interests, including options, warrants and other equity interests of any kind are discharged and cancelled;

g) the New Secured Notes and New Common Stock issued thereunder are exempt from registration under the Securities Act pursuant to section 1145 of the Bankruptcy Code, except to the extent that any holders of such New Secured Notes and New Common Stock are “underwriters,” as that term is defined in section 1145 of the Bankruptcy Code; and

h) the Debtor Entities have acted in good faith with respect to the formulation, the solicitation, and confirmation of the plan, pursuant to section 1125(e) of the Bankruptcy Code.

2. All authorizations, consents, and regulatory approvals required, if any, in connection with the consummation of the prepackaged plan shall have been obtained.

3. The New Secured Notes Indenture shall have been executed by all necessary parties thereto and prior to, or simultaneously with, the effectiveness of the prepackaged plan, all conditions precedent thereto shall have been satisfied or waived such that it shall have become effective.

4. The Debtor Entities shall have executed and delivered all documents necessary to effectuate the issuance of the New Secured Notes and New Common Stock.

5. No stay of the confirmation order and/or consummation of the prepackaged plan shall be in effect.

6. The Restructuring Agreement shall not have been terminated.

7. All definitive documentation relating to the prepackaged plan and the transactions contemplated thereby shall be consistent in all material respects with the Restructuring Agreement and the definitive documentation relating to the New Secured Notes and New Common Stock and all other documents material to the consummation of the transactions contemplated under the prepackaged plan shall be in form and substance reasonably acceptable to the Debtor Entities and are subject to approval of the Signing Noteholders.

Waiver of Conditions

Each of the conditions set forth under “—Conditions to Effective Date” above may be waived in whole or in part by the Debtor Entities with the Consent of the Signing Noteholders and without any notice to other parties in interest or the bankruptcy court and without a hearing. The failure of the Debtor Entities to exercise any of the foregoing rights shall not be deemed a waiver of any other rights, and each such right shall be deemed an ongoing right that may be asserted at any time.

Modifications and Amendments; Withdrawal

The Debtor Entities may alter, amend, or modify the prepackaged plan or any exhibits thereto under section 1127(a) of the Bankruptcy Code and consistent with the Restructuring Agreement at any time prior to the Confirmation Date. The Debtor Entities reserve the right to include any amended exhibits in the Plan Supplement, with the approval of the Signing Noteholders, whereupon each such amended exhibit shall be deemed substituted for the original of such exhibit. After the confirmation date the Debtor Entities or reorganized debtors may, under section 1127(b) of the Bankruptcy Code, institute proceedings in the Bankruptcy Court to remedy any defect or omission or reconcile any inconsistencies herein and the confirmation order, and to accomplish such matters as may be necessary to carry out the purposes and extent hereof so long as such proceedings do not materially and adversely affect the treatment of holders of claims or equity interests hereunder.

Retention of Jurisdiction

Under sections 105(a) and 1142 of the Bankruptcy Code, and notwithstanding the plan’s confirmation and the occurrence of the effective date, the Bankruptcy Court shall retain exclusive jurisdiction over all matters arising out of or related to the Chapter 11 Case and the prepackaged plan, to the fullest extent permitted by law, including jurisdiction to:

•	determine any and all objections to the allowance of claims or equity interests;

•	determine any and all motions to estimate claims at any time, regardless of whether the claim to be estimated is the subject of a pending objection, a pending appeal, or otherwise;

•	determine any and all motions to subordinate claims or equity interests at any time and on any basis permitted by applicable law;

•	hear and determine all Administrative Claims;

•	hear and determine all matters with respect to the assumption or rejection of any executory contract or unexpired lease to which a Debtor Entity is a party or with respect to which a Debtor Entity may be liable, including, if necessary, the nature or amount of any required cure or the liquidation of any claims arising therefrom;

•	hear and determine any and all adversary proceedings, motions, applications, and contested or litigated matters arising out of, under, or related to, the Chapter 11 Case;

•	enter such orders as may be necessary or appropriate in aid of the consummation hereof and to execute, implement, or consummate the provisions hereof and all contracts, instruments, releases, and other agreements or documents created in connection with the plan or the confirmation order;

•	hear and determine disputes arising in connection with the interpretation, implementation, consummation, or enforcement of the prepackaged plan and all contracts, instruments, and other agreements executed in connection therewith;

•	hear and determine any request to modify the plan or to cure any defect or omission or reconcile any inconsistency therein or any order of the bankruptcy court;

•	issue and enforce injunctions or other orders, or take any other action that may be necessary or appropriate to restrain any interference with or compel action for the implementation, consummation, or enforcement of the prepackaged plan or the confirmation order;

•	enter and implement such orders as may be necessary or appropriate if the confirmation order is for any reason reversed, stayed, revoked, modified, or vacated;

•	hear and determine any matters arising in connection with or relating to the prepackaged plan, the confirmation order or any contract, instrument, release, or other agreement or document created in connection with the prepackaged plan or the confirmation order;

•	enforce all orders, judgments, injunctions, releases, exculpations, indemnifications and rulings entered in connection with the Chapter 11 Case;

•	recover all assets of the Debtor Entities and property of the estates of the Debtor Entities’ wherever located;

•	hear and determine matters concerning state, local, and federal taxes in accordance with sections 346, 505, and 1146 of the Bankruptcy Code;

•	hear and determine all disputes involving the existence, nature, or scope of the discharge of the Debtor Entities;

•	hear and determine such other matters as may be provided in the confirmation order or as may be authorized under, or not inconsistent with, provisions of the Bankruptcy Code; and

•	enter a final decree closing the Chapter 11 Case.

DESCRIPTION OF OUR COMMON STOCK

The following summarizes certain provisions of our Common Stock. Additional information regarding the capital stock is set forth in our restated certificate of incorporation and bylaws, which have been filed as exhibits to our SEC filings, and in the applicable provisions of the Delaware General Corporation Law (the “DGCL”) under which we are incorporated and by which our corporate affairs will be governed.

General

Our authorized capital stock at October 2, 2006 consisted of 40,000,000 shares of Common Stock, $0.01 par value per share, of which 15,072,000 shares were outstanding, and 500,000 shares of preferred stock, par value $1.00 per share, none of which was issued and outstanding.

Voting

Holders of the shares of Common Stock are entitled to one vote per share on all matters to be voted upon by stockholders. The holders of the shares of Common Stock do not have a cumulative voting right, which means that the holders of a plurality of the shares voting at a stockholder meeting can elect all of the directors. The Wolverine Preferred Stock to be issued in the exchange offer will vote with the Common Stock on an as converted basis. See “Description of Preferred Stock—Voting Rights.”

Our restated certificate of incorporation provides that the board of directors shall be divided into three classes, as nearly equal in number as possible, with directors in each class to be elected to terms of three years.

Dividends

Holders of shares of Common Stock may receive dividends when and if declared by the board of directors in accordance with the applicable law.

Other Rights

Holders of shares of Common Stock are entitled to share ratably in our assets available for distribution to our stockholders in the event of liquidation, dissolution or winding up of Wolverine. Holders of shares of Common Stock have no preemptive, subscription, redemption or conversion rights. All outstanding shares of Common Stock are, and the shares to be issued upon conversion of the Preferred Stock will be, upon payment therefor and issuance, fully paid and non-assessable.

Changes in Control—Antitakeover Provisions

Certain provisions of our restated certificate of incorporation and bylaws may have the effect of preventing, discouraging or delaying a change in control of Wolverine. The authority of the board of directors to issue preferred stock with such designation, rights, preferences, limitations and voting rights as it may deem appropriate may enable the board to prevent a change in control despite a shift in ownership of the Common Stock. In addition, the power of our board to issue additional shares of Common Stock may delay or deter a change in control by increasing the number of shares needed to gain control.

The following provisions also may deter any change in control:

Classified Board. The board of directors is classified into three classes, as nearly equal in number as possible, with the members of each class elected to three-year terms. Thus, one-third of the board of directors is elected by the stockholders each year. With this provision, two annual elections are required in order to change a majority of the board of directors. This provision also stipulates that (i) directors can be removed only for cause upon a vote of 75% of the voting power of the outstanding shares entitled to vote in the election of directors, voting as a class, (ii) vacancies in the board may only be filled by a majority vote of the directors remaining in office, (iii) subject to the maximum number of authorized directors provided in the restated certificate of incorporation and the rights of any holders of the outstanding Preferred Stock with the power to elect directors, the maximum number of directors shall be fixed by resolution of the board of directors, and (iv) the provisions relating to the classified board can only be amended by the affirmative vote of the holders of at least 75% of the voting power of the outstanding shares entitled to vote in the election of directors, voting as a class.

Director Authority. The restated certificate of incorporation prohibits stockholders from calling special stockholders’ meetings and acting by written consent.

Bylaw Provisions. The bylaws provide that stockholders wishing to propose nominees for the board of directors or other business to be taken up at an annual meeting of the stockholders must comply with certain advance written notice provisions. These bylaw provisions are intended to provide for the more orderly conduct of stockholder meetings but could make it more difficult for stockholders to nominate directors or introduce business at stockholder meetings.

Delaware Business Combination Statute. Subject to some exceptions, Section 203 of the DGCL prohibits us from entering into certain “business combinations” (as defined in the DGCL) involving a person or persons beneficially owning 15% or more of the outstanding common stock (or who is an affiliate and has over the past three years beneficially owned 15% or more of such stock). We refer to such a person as an “Interested Stockholder” and the transaction which results in such person becoming an Interested Stockholder as the “Stock Acquisition.” The prohibition lasts for three years from the date of the Stock Acquisition. Notwithstanding the preceding, the DGCL allows us to enter into a business combination with an Interested Stockholder if (i) prior to entering such transaction, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an Interested Stockholder; (ii) the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by an affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the Interested Stockholder or (iii) upon consummation of the Stock Acquisition, such stockholder owned at least 85% of the outstanding stock (excluding stock held by officers and directors or by certain stock plans).

Listing

Our outstanding Common Stock is listed on the NYSE. We intend to file an application to list the Common Stock that is issued in connection with the exchange offer and the Common Stock that is issuable upon conversion of the Preferred Shares. See “Risk Factors—Risks Related to the Preferred Stock and Common Stock.”

DESCRIPTION OF PREFERRED STOCK

We are authorized to issue an aggregate of 500,000 shares of Preferred Stock, $1.00 par value. There are currently no shares of Preferred Stock outstanding. The preferred stock may be issued in series from time to time with such designations, rights, preferences and limitations, including, but not limited to, voting rights, dividend rates and conversion features, as the board of directors may determine, without shareholder approval. Accordingly, Preferred Stock may be issued having voting rights and dividend and liquidation preferences over the Common Stock without the consent of the common stockholders or the holders of Preferred Stock. The             shares of Preferred Stock offered in the exchange offer will be designated the “Series A Convertible Preferred Stock” pursuant to a certificate of designation to be adopted by a resolution of Wolverine’s board of directors.

The material terms of the Preferred Stock to be issued in the exchange offer are described below. The description contained in this prospectus and solicitation statement is qualified in its entirety by the certificate of designation relating to the Preferred Stock which has been filed as an exhibit to the registration statement of which this prospectus and solicitation statement is a part.

Conversion Rights

Each share of Preferred Stock will become mandatorily convertible into              shares of Wolverine Common Stock, if, as, and when our restated certificate of incorporation is amended to increase the number of authorized shares of our Common Stock from 40,000,000 to at least              . We intend to hold a special meeting of stockholders to effect this increase in the number of our authorized shares of Common Stock promptly after the completion of the exchange offer. Holders of the Preferred Stock will be entitled to vote at such meeting to increase the number of our authorized shares of Common Stock. If the number of authorized shares of Common Stock is so increased, the Preferred Stock will become mandatorily convertible on the date of the filing of the amendment to the restated certificate of incorporation with the Secretary of State of the state of Delaware. If the number of authorized shares of Common Stock is not so increased, the Preferred Stock will not become convertible into Common Stock but will remain Preferred Stock. For a discussion of the risks relating to the conversion of the Preferred Stock, see “Risk Factors—Risks Relating to the Preferred Stock and Common Stock—The Preferred Stock issued in the exchange offer may not become convertible into shares of our Common Stock.”

Upon conversion, the Preferred Stock will immediately cease to have the rights and restrictions of Preferred Stock, and the holder will simultaneously receive shares of Common Stock in accordance with the terms outlined above.

Voting Rights

Prior to becoming convertible, if ever, each share of Preferred Stock will have the number of votes that the shares of Common Stock issuable upon conversion of such Preferred Stock would have. We refer to this as voting on an “as converted” basis. Immediately following the completion of the exchange offer, each share of Preferred Stock will have              votes. Until the Preferred Stock becomes convertible, the Common Stock and Preferred Stock will vote together as a single class, except under the limited circumstances provided by the certificate of designation and described in this section or as required under applicable law.

The terms of the Preferred Stock provide that any amendment, alteration or repeal of the terms of our restated certificate of incorporation and bylaws or in the certificate of designation relating to the Preferred Stock which would affect the powers, preferences or rights of the Preferred Stock will require the approval of holders of at least         % of the issued and outstanding shares of Preferred Stock, voting as a separate class. This approval can be evidenced either by a unanimous consent in writing or by a resolution passed by the holders of the requisite percentage of the issued and outstanding shares of Preferred Stock at a meeting of the holders of the Preferred Stock at which a quorum is present.

Holders of Preferred Stock will be entitled to elect             directors out of a total of             directors on our board.

We will cause a notice of any meeting at which holders of the Preferred Stock are entitled to vote to be given to each holder of record of the Preferred Stock in accordance with our bylaws.

Dividend Rights

The Preferred Stock will have the right to receive dividends when, if and in the manner declared by our board of directors and paid on the Common Stock on a pro rata basis, as though the Preferred Stock had been converted immediately prior to the declaration of such dividend, whether or not the Preferred Stock has in fact become convertible. Our board of directors may declare and pay dividends on Preferred Stock or make distributions to stockholders out of our surplus or, in certain circumstances, our net profits from time to time unless our capital exceeds the aggregate amount of the capital represented by the issued and outstanding Preferred Stock, as determined in accordance with Sections 154 and 244 of the DGCL.

Capital Distributions

The Preferred Stock will have the right to receive a pro rata share of any other distribution by Wolverine to its common stockholders as though the Preferred Stock had been converted into Common Stock prior to such distribution, whether or not the Preferred Stock has in fact become convertible.

Mergers, Consolidations and Asset Sales

In the event of a merger or consolidation of Wolverine into another company, or a sale of substantially all of our assets in a manner that entitles our common stockholders to receive securities or assets with respect to or in exchange for their shares of Common Stock, then provision shall be made so that each holder of Preferred Stock shall be entitled to receive, upon conversion of the Preferred Stock, the number or principal amount of securities or other property that such holder would have received as though the Preferred Stock had been converted immediately prior to such merger, consolidation or asset sale, whether or not the Preferred Stock has in fact become convertible at that time.

Liquidation Rights

The Preferred Stock will have a liquidation preference of $             per share.

There are currently no issued and outstanding shares of capital stock of Wolverine that rank senior in right of payment to the Preferred Stock upon liquidation, dissolution or winding up. After payment of the liquidation preference, the Preferred Stock will rank equally with the issued and outstanding shares of Wolverine Common Stock upon liquidation, dissolution or winding up as though the Preferred Stock had been converted immediately prior to such liquidation, dissolution or winding up, whether or not the Preferred Stock has in fact become convertible and, as such, will share equally and ratably in the assets, if any, remaining after the payment of Wolverine’s debts and liabilities. For a discussion of risks relating to future issuances of additional shares of preferred stock, see “Risk Factors—Risks Relating to the Preferred Stock and Common Stock—A future issuance of additional preferred stock may adversely affect the rights of our equity holders.”

Listing

The Preferred Stock will not be listed on an exchange or quoted on any over-the-counter market. We will file an application to register the Common Stock issuable upon conversion of the Preferred Stock. See “Risk Factors—Risks Relating to the Preferred Stock and Common Stock.”

Fractional Shares

The Preferred Stock will be issued as fractional shares.

DESCRIPTION OF THE NEW SECURED NOTES

General

The New Secured Notes will be issued to those holders of Old Notes who tender their Old Notes. Copies of the form of the New Secured Notes Indenture, the documents relating to the second-priority security interest (the “Second-Priority Security Documents”), and the guarantee agreement are filed as exhibits to the registration statement of which this prospectus and solicitation statement is a part. Upon timely request, we will provide to any holder of Old Notes a copy of the New Secured Notes Indenture the Second-Priority Security Documents and the guarantee agreement free of charge. All such requests must be made by              to allow sufficient time for delivery. The material terms of the New Secured Notes are described below. The description of the New Secured Notes contained in this prospectus and solicitation statement is qualified in its entirety by the New Secured Notes Indenture, the Second-Priority Security Documents and the guarantee agreement.

Principal Amount

The aggregate principal amount of the New Secured Notes will depend on the aggregate principal amount of Old Notes that are tendered in the exchange offer but will not exceed $             million.

Ranking

The payment of principal of and interest on the New Secured Notes will be equal in right of payment, as set forth in the New Secured Notes Indenture, with the payment in full of all Senior Debt. “Senior Debt” shall mean all of our indebtedness that is not expressly subordinated in right of payment to the New Secured Notes. As of the date hereof, the Senior Debt outstanding includes all obligations with respect to the Old Notes, the Receivables Sale Facility, the Secured Revolving Credit Facility and the Silver Consignment and Forward Contracts Facility and any guarantees thereof and does not include (i) any liability for federal, state, local or other taxes owed or owing by Wolverine, (ii) any indebtedness of Wolverine to any of its subsidiaries; (iii) any trade payables, (iv) any indebtedness that is incurred in violation of the New Secured Notes Indenture, or (v) accrued expenses incurred in the ordinary course of business. The New Secured Notes will be:

•	secured obligations ranking pari passu with our existing and future Senior Debt;

•	secured by a second-priority lien, subject to certain exceptions and Permitted Liens, on the Collateral described below under “—Security”;

•	unconditionally guaranteed by the Guarantors;

•	senior in right of payment to all of our existing and future subordinated indebtedness; and

•	effectively junior in right of payment to all existing and future debt and other liabilities of our subsidiaries that are not Guarantors.

If we fail to make any payment on the New Secured Notes when due or within any applicable grace period, such failure would constitute an event of default under the New Secured Notes Indenture and would enable the holders to accelerate the maturity thereof. See “—Events of Default.”

Interest and Maturity

The New Secured Notes will bear interest at the rate of         % per annum. Interest on the New Secured Notes will be payable on              and              of each year to holders of record on the immediately preceding              and             , respectively, commencing                     , 2007.

The New Secured Notes will mature          years after the date of their issuance.

The principal of and interest on the New Secured Note will be payable, and the New Secured Notes will be exchangeable and transferable, at the office or agency of Wolverine in the City of New York maintained for such purposes, which initially will be the office of the trustee located at 100 Wall Street, 16th Floor, New York, NY 10005.

Trustee for the New Secured Notes

We have appointed U.S. Bank National Association to act as trustee for the New Secured Notes. The trustee may resign at any time with at least 30 days’ advance notice or may be removed by Wolverine. If the trustee resigns, is removed or if a vacancy occurs in the office of the trustee as a result of its incapacity or certain bankruptcy events, a successor trustee shall be appointed in accordance with the provisions of the New Secured Notes Indenture.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the New Secured Notes Indenture, the New Secured Notes, the guarantee agreement or any Second Priority Security Document contain customary provisions that permit such documents to be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the New Secured Notes (it being understood that the provisions of the Second-Priority Security Documents that may by their terms be amended or supplemented without the consent of the holders of the New Secured Notes do not require the consent of such holders contemplated hereby), and that permit an existing default or compliance with customary specified provisions of the New Secured Notes Indenture, the New Secured Notes, the guarantee agreement or any Second Priority Security Document to be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding New Secured Notes (it being understood that the provisions of the Second-Priority Security Documents that may by their terms be waived without the consent of the holders of the New Secured Notes do not require the consent of such holders contemplated hereby).

The New Secured Notes Indenture contains customary provisions that prevent specified amendments to or waivers of the New Secured Notes and the New Secured Notes Indenture as to any holder of New Secured Notes that would be adversely affected without the consent of such holder, including any amendment or waiver that would:

•	reduce the aggregate of the principal amount of New Secured Notes whose holders must consent to an amendment, supplement or waiver;

•	reduce the principal of or change the fixed maturity of any New Secured Note or alter the provisions with respect to the redemption of the New Secured Notes, other than provisions relating to certain covenants;

•	reduce the rate of or change the time for payment of interest on any New Secured Note;

•	waive an event of default in the payment of principal of or interest on the New Secured Notes, except a rescission of acceleration of the New Secured Notes by the holders of at least a majority in aggregate principal amount of the New Secured Notes and a waiver of the payment default that resulted in such acceleration;

•	make any New Secured Note payable in money other than that stated in the New Secured Notes;

•	make any change in the provisions of the New Secured Notes Indenture relating to waivers of past defaults or the rights of holders of New Secured Notes to receive payments of principal of or interest on the New Secured Notes; or

•	make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, the New Secured Notes Indenture contains customary provisions that permit amendments or waivers by Wolverine and the trustee without the consent of holders of the New Secured Notes, including amendments or waivers:

•	to cure any ambiguity, defect or inconsistency;

•	to provide for uncertificated New Secured Notes in addition to or in place of certificated New Secured Notes;

•	to provide for the assumption of Wolverine’s obligations to holders of New Secured Notes under the New Secured Notes Indenture or any Second-Priority Security Document, in the case of a merger or consolidation or sale of all or substantially all of Wolverine’s assets in accordance with the applicable provisions of the New Secured Notes Indenture;

•	to make any change that would provide any additional rights or benefits to the holders of New Secured Notes or that does not adversely affect the legal rights of any holder under the New Secured Notes Indenture;

•	to secure the New Secured Notes under the New Secured Notes Indenture, to add Guarantors with respect to the New Secured Notes, or to confirm and evidence the release, termination or discharge of any such security or Guarantor when such release, termination or discharge is permitted by the New Secured Notes Indenture and the Second-Priority Security Documents;

•	to add or release Collateral as permitted under the terms of the New Secured Notes Indenture or the Second-Priority Security Documents; or

•	to comply with requirements of the SEC in order to effect or maintain the qualification of the New Secured Notes Indenture under the Trust Indenture Act of 1939 (the “Trust Indenture Act”) or otherwise in obtaining an exemption from, or interpretation of, or in elaborating on, the requirements of the Trust Indenture Act or to enable Wolverine to rely on existing interpretations of the SEC regarding the requirements of the Trust Indenture Act.

Events of Default

The New Secured Notes contain customary events of default, including the following:

•	we fail to pay any interest payment on any interest payment date and such sum remains unpaid for a period of days after the date payment is due;

•	we fail to pay the principal amount of the New Secured Notes on their maturity date;

•	we fail to comply with any of the covenants in the New Secured Notes Indenture and such failure continues for days after receipt of written notice by the trustee or holders of at least % in principal amount of the New Secured Notes then outstanding;

•	we incur a material breach under any of our Senior Debt which is not timely cured;

•	we admit our inability to pay our debts as they mature or make a general assignment for the benefit of any of our creditors;

•	certain proceedings in bankruptcy or for reorganization have commenced which are not dismissed within days of their commencement;

•	a receiver or trustee is appointed for us or for any substantial part of our assets, or any proceedings are instituted for the dissolution or the liquidation of Wolverine, and such appointment is not terminated or such proceedings are not discharged within days of such appointment or commencement, as applicable; or

•	we discontinue our business or materially change the nature of our business.

In the case of an event of default arising from certain events of bankruptcy or insolvency with respect to Wolverine, any subsidiary, or any group of subsidiaries, all outstanding New Secured Notes will become due and payable immediately without further action or notice. If any other event of default occurs and is continuing, the trustee or the holders of at least         % in principal amount of the then outstanding New Secured Notes may declare all the New Secured Notes to be due and payable immediately.

Holders of New Secured Notes may not enforce the New Secured Notes Indenture or the New Secured Notes except as provided in the New Secured Notes Indenture. Subject to certain customary limitations, holders of a majority in principal amount of the then outstanding New Secured Notes may direct the trustee in its exercise of any trust or power.

The New Secured Notes Indenture contains customary provisions permitting the holders of a majority in aggregate principal amount of the New Secured Notes then outstanding, by notice to the trustee, to waive on behalf of the holders of all of the New Secured Notes existing events of default and their consequences under the New Secured Notes Indenture, other than a continuing event of default in the payment of interest on, or the principal of, the New Secured Notes.

Wolverine is required to deliver to the trustee periodically a statement regarding compliance with the New Secured Notes Indenture.

Covenants

The New Secured Notes Indenture contains customary representations and warranties, as well as covenants which, among other things, limit Wolverine’s ability to enter into transactions with affiliates; make acquisitions; pay dividends; redeem or repurchase capital stock or Senior Debt; make investments or loans; pledge or permit liens to exist on our assets; consolidate, merge or effect asset sales; or change the nature of our business. The New Secured Notes Indenture permits us to incur additional indebtedness, subject to limitations specified in the New Secured Notes Indenture.

Governing Law

The New Secured Notes, the New Secured Notes Indenture, the Second-Priority Security Documents and the guarantee agreement will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

Rating

We will use our reasonable best efforts to obtain a rating of the New Secured Notes.

Listing

We do not intend to apply to have the New Secured Notes listed on any securities exchange or quoted on any over-the-counter market.

Guarantee

The Guarantors, jointly and severally, will fully and unconditionally guarantee our obligations under the New Secured Notes on a secured basis. Each guarantee will be equal in right of payment to all existing and future senior indebtedness of each Guarantor; and senior in right of payment to all existing and future subordinated indebtedness of each Guarantor.

The obligations of each Guarantor under its guarantee will be limited as necessary to prevent that guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors—Risks Related to the New Secured Notes—Federal and state statutes allow courts, under specific circumstances, to void the guarantees and require noteholders to return payments received from Guarantors.”

A Guarantor may not sell or otherwise dispose of all or substantially all of its assets, or consolidate with or merge with or into another person, whether or not such Guarantor is the surviving person, except in certain specified customary circumstances when immediately after giving effect to that transaction, no event of default exists.

The guarantee of a Guarantor will be released in certain customary circumstances including the following:

•	in connection with any sale of all of the capital stock of a Guarantor, if permitted under the New Secured Notes Indenture and if we apply the net proceeds of that sale in accordance with the applicable provisions of the New Secured Notes Indenture; or

•	in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor, including by way of merger or consolidation, if permitted under the New Secured Notes Indenture and if we apply the net proceeds of that sale or other disposition in accordance with the applicable provisions of the New Secured Notes Indenture.

Security

Subject to Permitted Liens, the New Secured Notes will be secured by a second-priority security interest in the Collateral. The “Collateral” consists of the assets of Wolverine and of the Guarantors that secure outstanding obligations under the First-Priority Debt Obligations, other than securities of Wolverine’s subsidiaries that have a Collateral Value equal to 20% or more of the aggregate principal amount of the New Secured Notes. The “First-Priority Debt Obligations” consist of our Secured Revolving Credit Facility or, if the Secured Revolving Credit Facility is refinanced in connection with the Restructuring, the replacement facility or facilities. The “Collateral Value” of the securities of any of our subsidiaries is the greatest of (i) the principal amount of such securities, (ii) the par value of such securities, (iii) the book value of such securities as carried by us, and (iv) the market value of such securities. The First-Priority Debt Obligations are secured on a first-priority basis pursuant to the documents relating to the first-priority security interest (the “First-Priority Security Documents”). The Collateral consists of substantially all of the personal property of us and the Guarantors, other than any securities of our subsidiaries that have a Collateral Value equal to 20% or more of the aggregate principal amount of the New Secured Notes. Subject to a limitation on stock pledges, the New Secured Notes Indenture and the Second-Priority Security Documents require that the trustee be granted a second-priority lien on any additional assets, other than any securities of our subsidiaries that have a Collateral Value equal to 20% or more of the aggregate principal amount of the New Secured Notes, that secure the First-Priority Debt Obligations after the date hereof.

Under our current Liquidity Facilities, we are generally not permitted to issue additional debt or other obligations secured by the Collateral. The second-priority liens securing the New Secured Notes are junior to the first-priority liens securing the First-Priority Debt Obligations and to certain Permitted Liens. The persons holding liens under the First-Priority Security Documents and the holders of certain Permitted Liens may be entitled to control the Collateral under certain customary circumstances, including the sale or other disposition thereof to the extent permitted or not otherwise prohibited by the New Secured Notes Indenture, and such persons and holders of Permitted Liens may have rights and remedies with respect to the Collateral that, if exercised, could adversely affect the value of the Collateral or the ability of the trustee on behalf of the holders of the New Secured Notes to realize or foreclose on the Collateral.

Upon any foreclosure or related sale of the assets constituting the Collateral, the proceeds will first be applied to repay First-Priority Debt Obligations and indebtedness secured by Permitted Liens, if any. Any remaining proceeds will be used to repay obligations, including the New Secured Notes, secured on a second-priority basis. If such remaining proceeds are insufficient, the holders of the New Secured Notes would only have an unsecured claim against Wolverine and the Guarantors. See “Risk Factors—Risks Related to the New Secured Notes—The value of the Collateral securing the New Secured Notes may not be sufficient to satisfy obligations under the New Secured Notes and the Collateral securing the New Secured Notes may be reduced or diluted under certain circumstances.”

No appraisals of any Collateral have been prepared by us or on our behalf in connection with the exchange offer. The value of the Collateral at any time will depend on market and other economic conditions, including the availability of suitable buyers for the Collateral.

Subject to certain terms and conditions in the New Secured Notes Indenture and the Second-Priority Security Documents and in the agreements governing the Secured Revolving Credit Facility, Wolverine and its subsidiaries have the right to remain in possession and retain control of the Collateral, to freely operate the Collateral and to collect, invest and dispose of any income therefrom.

Form, Denomination and Registration

Global Notes

The New Secured Notes will be issued only in fully registered form without interest coupons and in minimum denominations of $1,000 principal amount and integral multiples thereof. The New Secured Notes will be evidenced by one or more global notes (the “Global Notes”) deposited with the trustee for the New Secured Notes, as custodian for DTC. Beneficial interest in the Global Notes can only be shown on, and transfers of those beneficial interests can only be made through, records maintained by DTC and its participants. Payments of principal of and interest, if any, on, New Secured Notes represented by a Global Note will be made by us or our paying agent to the depositary or its nominee.

The Depository

DTC will be the initial depositary with respect to the Notes. DTC has advised us that it is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the Exchange Act. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in those securities through electronic book entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates.

DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom, and/or their representatives, own DTC. Access to DTC’s book entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by DTC only through participants. The rules applicable to DTC and its participants are on file with the SEC.

Ownership of Global Notes

The depositary will credit New Secured Notes represented by a Global Note, on its book entry registration and transfer system, the participants’ accounts with the principal amounts of the New Secured Notes represented by such Global Note beneficially owned by the participants. Ownership of beneficial interests in a Global Note will be limited to participants or persons that hold interests through participants. Ownership of beneficial interests in New Secured Notes represented by a Global Note will be limited to participants or persons that hold interests through participants. Ownership of beneficial interests in New Secured Notes represented by a Global Note or Global Notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary, or by participants in the depositary or persons that may hold interests through participants. The laws of some states require that purchasers of securities take physical delivery of securities in definitive form. These limits and laws may impair your ability to transfer beneficial interests in a Global Note.

So long as the depositary for a Global Note, or its nominee, is the registered owner of the Global Note, the depositary or its nominee will be considered the sole owner or holder of the New Secured Notes represented by a Global Note for all purposes under the New Secured Notes Indenture. Except as provided below, you, as the owner of beneficial interests in New Secured Notes represented by a Global Note or Global Notes (a) will not be entitled to register the New Secured Notes represented by a Global Note in your name, (b) will not receive or be entitled to receive physical delivery of New Secured Notes in definitive form and (c) will not be considered the owner or holder of the New Secured Notes under the New Secured Notes Indenture.

Accordingly, you must rely on the procedures of the depositary or on the procedures of the participant through which you own your interest, to exercise any rights of a holder under the New Secured Notes Indenture or a Global Note. We understand that under existing policy of the depositary and industry practices, if (a) we request any action of holders, or (b) you desire to give notice or take action which a holder is entitled to under the Indenture or a Global Note, the depositary would authorize the participants holding the beneficial interests to give the notice or take the action.

If you are a beneficial owner that is not a participant, you must rely on the contractual arrangements you have directly, or indirectly through your financial intermediary, with a participant to give notice or take action.

To facilitate subsequent transfers, all Global Notes deposited by participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co. The deposit of Global Notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the book entry New Secured Notes; DTC’s records reflect only the identity of the direct participants to whose accounts the book entry New Secured Notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

Neither DTC nor Cede & Co. will consent or vote with respect to New Secured Notes in book-entry form. Under its usual procedures, DTC will mail an “Omnibus Proxy” to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the book entry New Secured Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

A beneficial owner shall give notice to elect to have its book entry New Secured Notes purchased or tendered, through its participant, to the paying agent, and shall effect delivery of such book entry New Secured Notes by causing the direct participant to transfer the participant’s interest in the book entry New Secured Notes, on the depositary’s records, to the paying agent. The requirement for physical delivery of book entry New Secured Notes in connection with a demand for purchase or a mandatory purchase will be deemed satisfied when the ownership rights in the book entry New Secured Notes are transferred by a direct participant on the depositary’s records.

Payments

We will make payments of principal of and interest, if any, on the New Secured Notes represented by a Global Note through the trustee to the depositary or its nominee, as the registered owner of a Global Note. Neither we, the trustee, any paying agent or any other of our agents will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of a Global Note or for maintaining, supervising or reviewing any records relating to beneficial ownership interests. We expect that the depositary, upon receipt of any payments, will immediately credit the accounts of the related participants with payments in amounts proportionate to their beneficial interest in the Global Note. We also expect that payments by participants to owners of beneficial interests in a Global Note will be governed by standing customer instructions and customary practices and will be the responsibility of the participants.

Certificated Notes

The holder of a registered individual New Secured Note may transfer such New Secured Note, subject to compliance with the provisions of the legend appearing on such New Secured Notes, by surrendering it at (i) the office or agency maintained by Wolverine for such purpose which initially will be the office of the trustee, or (ii) the office of any transfer agent appointed by Wolverine. Upon any request for sale or other transfer of a New Secured Note bearing such legend (a “Restricted Note”) made subsequent to the date which is two years (or for such period as may otherwise be required by Rule 144(k) under the Securities Act, or any successor rule or regulation) after the later of the date of original issuance of the New Secured Notes and the last date on which Wolverine or an affiliate of Wolverine within the meaning of Rule 144 under the Securities Act was the holder of such Restricted Note and with respect to which a certification is furnished by the transferor, in the case of any definitive Restricted Note, the registrar will permit the holder thereof to exchange such Restricted Note for definitive New Secured Notes that do not bear a restrictive legend and such request will be effective to rescind any restriction on the further transfer of such New Secured Note.

Transfer and Exchange

Exchanges or transfers by a holder of New Secured Notes of a certificated New Secured Note may be made only upon receipt by the trustee of a written certification from the transferor in the form provided in the New Secured Notes Indenture. In addition, in the case of subsequent transfers, if the certificated New Secured Note being transferred or exchanged contains a restrictive legend, certification to the effect that such exchange or transfer is in accordance with the restrictions contained in such legend may be required.

No service charge will be made for any registration of transfer or exchange of New Secured Notes, but Wolverine may require payment of a customary sum sufficient to cover any transfer tax or other governmental charges payable in connection with any registration or transfer.

Wolverine will cause the trustee to act as a security registrar and will cause to be kept at the office of such trustee a register in which, subject to such reasonable and customary regulations as it may prescribe, Wolverine will provide for the registration of transfers of the New Secured Notes.

Wolverine will cause notice of any resignation, termination or appointment of the trustee and any change in the office through which the trustee will act to be provided to holders of the New Secured Notes.

DESCRIPTION OF OUR LIQUIDITY FACILITIES

Our liquidity facilities currently consist of the following (collectively, the “Liquidity Facilities”): a receivables sale facility of up to $90 million (the “Receivables Sale Facility”); a secured revolving credit facility of up to $35 million (the “Secured Revolving Credit Facility”); and a silver consignment and forward contracts facility providing for up to the lesser of $17 million or the value of 2.0 million fine troy ounces of silver (the “Silver Consignment and Forward Contracts Facility”). We view our Receivables Sale Facility and our Secured Revolving Credit Facility as sources of available liquidity. We view our Silver Consignment and Forward Contracts Facility as a source of indirect liquidity because it allows us to reduce the amount of working capital necessary to fund our silver raw material requirements. The terms of each of these Liquidity Facilities, as amended to date, are described below.

The agreements governing our current Liquidity Facilities contain a number of provisions that restrict our ability to complete the exchange offer, for example, restrictions against the incurrence of additional indebtedness or liens. We are currently engaged in preliminary discussions with our commercial banks and other institutional lenders regarding the possible refinancing of some or all of our Liquidity Facilities in connection with the Restructuring. In the event that we decide to pursue any such refinancing transaction or transactions, any replacement facility or facilities would permit the transactions contemplated by the exchange offer, and we would expect to complete the refinancing contemporaneously with the closing of the exchange offer. Because we are in the early stages of evaluating various refinancing alternatives, we have not determined the ultimate structure, amount, term, collateral package, covenant package or other terms and conditions of any such replacement facility or facilities, or even whether available refinancing transactions would offer attractive alternatives given our financial position and market conditions.

To the extent that we do not, or are unable to, negotiate a satisfactory refinancing of our current Liquidity Facilities, we will be required to obtain amendments to or waivers of the relevant covenants and other restrictions contained in the agreements governing each of our Liquidity Facilities in order to complete the exchange offer. Any such amendment or waiver requires consent from the relevant counterparties. If the respective counterparties do not consent to such amendments or waivers, or if material conditions are attached to any such consent that make obtaining the amendments or waivers unreasonable, then the terms of the exchange offer will have to be modified or the offer may be terminated.

In either case, as described above in “Description of the New Secured Notes—Security,” the New Secured Notes will be secured by a second-priority security interest in our assets and the assets of the Guarantors, other than any securities of our subsidiaries that have a Collateral Value equal to 20% or more of the aggregate principal amount of the New Secured Notes, that secure outstanding obligations under the Secured Revolving Credit Facility or, if the Secured Revolving Credit Facility is refinanced in connection with the Restructuring, in the collateral that secures obligations under the replacement facility or facilities. We expect that our current Secured Revolving Credit Facility counterparties (or the counterparties to any replacement facilities) will require the negotiation and execution of an intercreditor agreement with the trustee under the New Secured Note Indenture that will address their relationship with respect to the Collateral.

Receivables Sale Facility

Structure. Under the Receivables Sale Facility, the Company and its wholly-owned subsidiaries Small Tube Manufacturing, LLC, Tube Forming, L.P., and Wolverine Tube (Canada), Inc. (collectively, the “Originators”) continuously sell certain receivables without recourse to DEJ 98 Finance, LLC (“DEJ”), a wholly owned, bankruptcy-remote special purpose entity. Wolverine Finance, LLC (“Wolverine Finance”), a wholly owned subsidiary of the Company, has been engaged by DEJ to service the sold receivables. The books and records of DEJ are included in the consolidated financial statements of the Company for financial reporting purposes.

The Originators sell, or transfer as a contribution of capital, certain receivables, at a discount and without recourse, to DEJ, whose sole business purpose is the acquisition and financing of the receivables. DEJ can then further sell undivided interests in a specified portion of these receivables, as necessary, to The CIT Group Business Credit Inc. (“CIT/BC”), and to Variable Funding Capital Company, LLC (“VFCC”) or, to the extent that VFCC elects not to purchase, to Wachovia Bank, National Association (“Wachovia”) or certain other liquidity banks (collectively the “Purchasers”) in order to provide the funds required to purchase receivables from the Originators. Proceeds from the collection of the receivables are used by DEJ to purchase additional receivables from the Originators, repay the Purchasers in the event that sufficient additional receivables are not available to maintain their investment, and pay fees and expenses. The Company has guaranteed the performance by Wolverine Finance and the other Originators of their obligations under the Receivables Sale Facility. The Company structured the sale of receivables by the Originators to DEJ and the sale of receivable interests by DEJ as “true sales” under applicable laws. Any interests in the sold receivables which are retained by DEJ, the special purpose, bankruptcy-remote entity, will not be available to the Company or its creditors. The Purchasers have no recourse to the Company’s or the Originators’ assets for losses resulting from the financial inability of customers to pay amounts owed on the receivables when they become due. DEJ is a separate entity with its own creditors who, in the event of DEJ’s liquidation, will be entitled to a claim on DEJ’s assets prior to any distribution to the Company.

Available Amounts. The amount of cash available to us under the Receivables Sale Facility is based upon the amount of eligible receivables less certain reserves required by the facility. Accordingly, availability may fluctuate over time, perhaps materially, given changes in eligible receivables balances and calculation of reserves, but in no case will it exceed the facility’s $90 million purchase limit. Currently, CIT/BC funds a maximum of $45 million of this purchase limit, with the remainder funded by Wachovia.

Based upon the servicing report prepared by Wolverine Finance as of                     , 2006, the value of receivables eligible to be purchased under the Receivables Sale Facility totaled approximately $             million. We had utilized $             million as of                     , 2006, leaving an availability of $             million under the facility as of this date.

Costs. Our costs associated with the Receivables Sale Facility depend on which Purchaser funds purchases. Currently, purchases are funded by Wachovia (as liquidity provider, rather than by VFCC, Wachovia’s commercial paper conduit) and by CIT/BC. To the extent that purchases are funded directly by Wachovia (as liquidity provider), our costs, payable monthly, accrue on outstanding balances at the LIBO rate plus 2.00% per annum or at the Company’s option at the base rate plus 50 basis points if the Company’s fixed charge coverage ratio is less than 1:1. Our monthly costs on purchases funded by CIT/BC are based on the LIBO rate plus 2.00% per annum. Commitment fees on the unused portion of the facility are payable monthly at a per annum rate of between 0.35% to 0.50% for Wachovia, depending on our fixed charge coverage ratio, and 0.50% for CIT/BC. DEJ also pays certain fees and expenses of the Purchasers, including an annual administration fee and audit and legal fees of the Purchasers. We also paid structuring fees to Wachovia and CIT/BC at closing.

Representations, Warranties, Covenants and Indemnities. The Receivables Sale Facility contains representations, warranties, covenants and indemnities customary for facilities of this type.

Termination. The Receivables Sale Facility is scheduled to expire on April 28, 2008. Although VFCC may elect to purchase undivided ownership interests in receivables, CIT/BC, Wachovia and the other liquidity banks have committed to purchase receivables interests, on the terms and subject to the conditions in the Receivables Sale Facility, until this expiration date. The Company can terminate the Receivables Sale Facility upon 10 days notice without a termination fee.

Wachovia, as agent for the Purchasers, can terminate purchases of receivables interests prior to the scheduled expiration date upon the occurrence of certain amortization events, including, among others, non-performance by us of payments or other agreements under the Receivables Sale Facility; inaccuracy of the representations and warranties made in the facility documents; defaults with respect to other obligations of DEJ; defaults with respect to indebtedness in excess of $2.5 million of the Company or its subsidiaries other than DEJ;

bankruptcy or insolvency events regarding us or any of our subsidiaries; certain statistics concerning collections of the receivables not meeting specified criteria; certain change of control events; the rendering of judgments in excess of specified amounts against DEJ, us or our subsidiaries; the termination of any of the transaction documents, the cessation of any transfers of receivables under the receivables sale agreements or the ineffectiveness of our performance guarantee; the agent’s interest in the receivables ceasing to be valid; the outstanding amount received by us exceeding the $90 million purchase limit or the aggregate adjusted amount of outstanding receivables; certain events that materially adversely affect the credit quality of receivables or the Company and its subsidiaries taken as a whole; certain ERISA events; defaults in certain financial requirements, which are the same as the financial covenants required under the Secured Revolving Credit Facility; and termination of the Secured Revolving Credit Facility.

In accordance with the provisions of Statement of Financial Accounting Standards No. 140 (“SFAS 140”), Accounting for Transfers and Servicing of Financial Assets, the Company includes in accounts receivable in its consolidated balance sheets the portion of receivables sold to DEJ which have not been resold by DEJ to the Purchasers. At                     , 2006, the outstanding amount of investment by the Purchasers under the agreements was $             million. Accordingly, accounts receivable in the consolidated balance sheets have been reduced by $             million at                      , 2006 representing the face amount of the outstanding receivables sold at that date.

Secured Revolving Credit Facility

Availability. Our Secured Revolving Credit Facility provides for a maximum aggregate borrowing availability of up to $35 million. The aggregate amount available under the Secured Revolving Credit Facility includes an $18 million sub-limit for letters of credit.

Borrowing Base. At any time before the maturity of the facility, we may draw, repay and re-borrow amounts available under the borrowing base up to the maximum aggregate availability discussed above. The borrowing base generally equals the sum of: (i) 85% of our eligible U.S. accounts receivable (other than accounts of Wolverine Joining Technologies, LLC and accounts sold pursuant to the Receivables Sale Facility), (ii) 60% of our eligible U.S. inventory (eligible inventory attributable to Wolverine Joining Technologies, LLC is capped at $3 million), and (iii) 25% of the net book value of our eligible U.S. equipment, capped at $11 million. Currently, none of our accounts receivable is eligible for inclusion in the borrowing base calculation. The administrative agent may establish reserve requirements, and those reserve requirements and eligibility standards may be adjusted during the term. As of                     , 2006, the reserve requirements were $             .

Interest and Fees. Under the Secured Revolving Credit Facility, borrowings generally bear interest, at our option, at the following rates (i) the Eurodollar rate or the LMIR rate plus a margin between 1.75% to 3.00%, depending on the fixed charge coverage ratio of the Company and its consolidated subsidiaries, or (ii) the greater of the prime rate or adjusted federal funds rate plus a margin between 0.00% to 0.50%, depending on the fixed charge coverage ratio. Accrued interest is payable monthly on outstanding principal amounts, quarterly in the case of Eurodollar loans. In addition, fees and expenses are payable based on unused borrowing availability (0.25% to 0.50% per annum, depending on the fixed charge coverage ratio), outstanding letters of credit (1.75% to 3.00% fee, depending on the fixed charge coverage ratio) and administrative and legal costs.

Maturity. The maturity date of the Secured Revolving Credit Facility is April 28, 2008, at which time all amounts borrowed under the facility will be due and outstanding letters of credit must be cash collateralized. The Secured Revolving Credit Facility may be terminated early upon the occurrence of an event of default.

Security. The obligations under the Secured Revolving Credit Facility are secured by (i) a first priority lien on substantially all of our U.S. assets, including inventory, accounts receivable not sold in the Receivables Sale Facility (but excluding real estate) and equipment (other than leased or owned aircraft) and (ii) a first priority pledge of the capital stock of existing and future first-tier foreign subsidiaries of the Company and its U.S. subsidiaries.

Covenants. The Secured Revolving Credit Facility contains customary representations and warranties, as well as covenants which, among other things, limit our ability to incur additional indebtedness and liens; enter into transactions with affiliates; make acquisitions; pay dividends; redeem or repurchase capital stock or Old Notes; make investments or loans; make negative pledges; consolidate, merge or effect asset sales; or change the nature of our business. The Secured Revolving Credit Facility also contains certain financial covenants including: (a) a requirement that minimum consolidated EBITDA be greater than or equal to $32,000,000, calculated on a rolling four quarter basis, commencing with the fiscal quarter ending closest to June 30, 2007 and for each fiscal quarter thereafter; (b) a $15 million annual consolidated capital expenditure limitation; and (c) a monthly minimum fixed charge coverage ratio to be tested at and after any time when outstanding obligations under the Secured Revolving Credit Facility equal or exceed $18 million.

Events of Default and Acceleration. The Secured Revolving Credit Facility contains customary events of default for credit facilities of this size and type, and includes, without limitation, payment defaults; defaults in performance of covenants or other agreements contained in the transaction documents; inaccuracies in representations and warranties; certain defaults, termination events or similar events with respect to the Receivables Sale Facility or the Silver Consignment and Forward Contracts Facility; certain defaults with respect to our Old Notes or other indebtedness in excess of $2.5 million; certain bankruptcy or insolvency events; the rendering of certain judgments in excess of $2.5 million; certain ERISA events; certain change in control events and the defectiveness of any liens under the Secured Revolving Credit Facility. Obligations under the Secured Revolving Credit Facility may be accelerated upon the occurrence of an event of default.

We had $             million in borrowings outstanding under our Secured Revolving Credit Facility at                     , 2006, and approximately $             million of standby letters of credit outstanding thereunder. After taking into account an additional $             million of reserves, other holdbacks and the reduction in availability as a result of the value of our interest rate swap, we had $             million in additional borrowing availability under our Secured Revolving Credit Facility as of that date.

Silver Consignment and Forward Contracts Facility

Under our Silver Consignment and Forward Contracts Facility, Bank of America, N.A. (“BANA”) extends to us a silver consignment facility, pursuant to which BANA consigns certain amounts of silver upon request, as well as a silver forward contracts facility, pursuant to which we may contract to purchase certain amounts of silver from BANA in the future for a set price. The maximum value of consigned silver available to us at any time under the consignment facility is limited to the lesser of $17 million or the value of 2.0 million fine troy ounces of silver, in either case less an amount equal to 20% of the face value of all outstanding forward contracts under the forward contract facility. The forward contract limit is $700,000, which permits us to have up to $3.5 million in aggregate face value of forward contracts outstanding under this facility. The remaining terms of the Silver Consignment and Forward Contracts Facility include:

Fees. We pay BANA a market premium per troy ounce of consigned silver as well as a floating consignment fee on consigned silver at an annual rate fixed by BANA from time to time, (currently         %). We may elect, in certain circumstances, to pay a fixed consignment fee on specific quantities and forms of consigned silver at a market rate reflective of BANA’s cost of funding. When silver is purchased and withdrawn from consignment, whether upon election or sale to customers in the ordinary course of business, we are obligated to either pay BANA the purchase price of the silver or deliver an equal amount of silver to BANA’s account. We may also enter into floating forward contracts which bear interest payable on a monthly basis at a per annum rate equal to the prime rate minus 1 1/2%, or hybrid forward contracts under which the purchase price includes the carrying cost.

Security. To secure our obligations under the Silver Consignment and Forward Contracts Facility, BANA has a first priority security interest in all of our silver bullion (whether or not consigned by BANA) and all proceeds and products thereof (other than receivables and associated collections sold by us in connection with the

Receivables Sale Facility). We have provided BANA with a letter of credit for $6.0 million that may be drawn by BANA to fund our required purchase of consigned silver upon the earlier of the occurrence of an event of default and acceleration or the termination of the silver consignment facility.

Representations, Warranties and Covenants. The Silver Consignment and Forward Contracts Facility includes customary representations, warranties and covenants and incorporates by reference all of the representations, warranties and covenants contained in our Secured Revolving Credit Facility (including financial covenants), as discussed above. There are currently no other financial covenants directly associated with the Silver Consignment and Forward Contracts Facility.

Termination and Events of Default. The silver consignment facility and/or the forward contracts facility, and BANA’s obligations thereunder, are terminable by BANA at any time. Upon such termination, all sums outstanding under the relevant facility would become due and payable within three business days after written notice of termination, and upon termination of the consignment facility, any consigned silver that had not been purchased and paid for would be required to be returned to BANA. In addition, upon the occurrence of any of the events of default contained in the Silver Consignment and Forward Contracts Facility, BANA may terminate its obligations, and accelerate all of our obligations thereunder. Events of default include, among others, defaults in payment or performance of obligations under any transaction agreement or to BANA or Fleet National Bank or any affiliate; inaccuracy of representations or warranties; certain defaults, termination events or similar events with respect to our Receivables Sale Facility, our Secured Revolving Credit Facility, our Old Notes or other indebtedness in excess of $2.5 million; certain bankruptcy or insolvency events; certain material loss, theft or damage to, or attachment of, the consigned silver; the determination by BANA in good faith that the Company has suffered a material adverse change; and certain change in control events.

Under our Silver Consignment and Forward Contracts Facility at                     , 2006, we had $             million of silver in our inventory under the silver consignment facility, with a corresponding amount included in accounts payable, and $             million committed to under the forward contracts facility.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following summary describes the material U.S. federal income tax considerations to U.S. Holders (defined below) of the Old Notes with respect to the consummation of the exchange offer and the consent solicitation. The summary does not discuss all aspects of U.S. federal income taxation that may be relevant to U.S. Holders in light of their individual circumstances and does not deal with taxpayers subject to special treatment under U.S. federal income tax law, such as brokers, dealers in securities or currencies, banks and other financial institutions, hybrid entities, certain former citizens or residents of the United States, individual retirement and other tax-deferred accounts, tax-exempt entities, insurance companies, partnerships or other pass-through entities, persons holding the Old Notes as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, U.S. Holders that have a functional currency other than the U.S. dollar, and persons subject to the alternative minimum tax. This discussion is limited to investors who hold the Old Notes as capital assets for U.S. federal income tax purposes. In addition, this summary does not discuss any foreign, state or local tax consequence or any tax consequences to holders that are not U.S. Holders. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and Treasury regulations, rulings and judicial decisions, all of which are subject to change (possibly with retroactive effect). No ruling has been or will be sought from the Internal Revenue Service (the “IRS”) by the Company regarding any tax consequences relating to the matters discussed herein. Consequently, no assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those summarized below.

This summary of the material U.S. federal income tax consequences of the exchange offer and consent solicitation is for general information only and is not tax advice for any particular holder of Old Notes. U.S. Holders should consult their own tax advisors concerning the U.S. federal income tax consequences in light of their particular situation, as well as any consequences with respect to exchanging the Old Notes or the adoption of the proposed amendments arising under the U.S. federal estate or gift tax laws or the laws of any state, local, foreign or other taxing jurisdiction.

As used herein, a “U.S. Holder” means a beneficial owner of an Old Note that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which, is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial business decisions of the trust, or (ii) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds the Old Notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner in a partnership holding the Old Notes, you should consult your tax advisors.

Exchanging Holders

Classification of Notes as Securities. The U.S. federal income tax consequences to U.S. Holders who exchange their Old Notes for Common Stock, Preferred Stock and New Secured Notes will depend upon whether the Old Notes and New Secured Notes constitute “securities” for U.S. federal income tax purposes. The term “security” is not defined in the Code or applicable Treasury Regulations and has not been clearly defined by court decisions. Although there are a number of factors that may affect the determination of whether a debt instrument is a “security,” one of the most important factors is the original term of the instrument, or the length of time between the issuance of the instrument and its maturity. The Company intends to take the position that the Old Notes and New Secured Notes should be treated as “securities” for U.S. federal income tax purposes. However, due to the lack of clear authority with respect to this issue, the treatment of the Old Notes and New Secured Notes as securities is uncertain. Holders should consult their own tax advisors regarding the classification of the Old Notes and New Secured Notes as “securities” for U.S. federal income tax purposes.

Notes Treated as Securities. If the Old Notes and New Secured Notes constitute “securities” for U.S. federal income tax purposes, the exchange of the Old Notes for Preferred Stock and New Secured Notes pursuant to the exchange offer will be a tax-free “recapitalization” for U.S. federal income tax purposes. Accordingly, if you are a U.S. Holder of Old Notes, you generally will not recognize gain or loss on the receipt of Common Stock, Preferred Stock and New Secured Notes in exchange for your Old Notes.

Under Regulations to be prescribed by the Treasury Department, any accrued market discount on your Old Notes, to the extent not previously included by you as ordinary income, generally must be treated as ordinary income upon your sale or other taxable disposition of the Common Stock, Preferred Stock or New Secured Notes received in exchange for those Old Notes. Market discount generally is the excess, as of the date of your acquisition of an Old Note, of the note’s principal amount over your tax basis in the note, subject to a de minimis rule. Market discount, if any, accrues from the date you purchased an Old Note until its final maturity.

If you are a U.S. Holder, (1) your aggregate initial tax basis of the Common Stock, Preferred Stock and New Secured Notes received in the exchange generally would be the same as the aggregate tax basis of the Old Notes exchanged, with your tax basis allocated between the Common Stock, Preferred Stock and the New Secured Notes in proportion to their relative fair market values, and (2) your holding period in the Common Stock, Preferred Stock and New Secured Notes generally would include the period during which you held the Old Notes.

Notes Not Treated as Securities. If it is determined that the Old Notes are not “securities,” the exchange of the Old Notes for Common Stock, Preferred Stock and New Secured Notes should be a taxable event for U.S. federal income tax purposes. In that case, if you are a U.S. Holder of Old Notes, you will recognize net gain or loss on such exchange in an amount equal to the difference between the aggregate fair market value of the Common Stock, Preferred Stock and New Secured Notes received by you in the exchange offer and your adjusted tax basis in the Old Notes exchanged. Subject to the discussion below relating to U.S. Holders of Old Notes with market discount, any gain or loss recognized on the exchange generally will be capital gain or loss. Capital gain of a non-corporate U.S. Holder is eligible to be taxed at reduced rates where the property is held for more than one year. The deductibility of capital losses is subject to limitations.

A tendering holder’s adjusted tax basis in Old Notes generally will be the price that the holder paid for the Old Notes increased by the amount of any market discount previously included in income by such holder with respect to the Old Notes and reduced (but not below zero) by any amortizable bond premium allowable as a deduction with respect to the Old Notes. Market discount on an Old Note generally is the excess of the principal amount of the Old Note over the holder’s tax basis in the note at the time of its acquisition subject to a de minimis rule. Amortizable bond premium on an Old Note is generally the excess of the tax basis of an Old Note to a holder immediately after its acquisition over the principal amount of the Old Note. A tendering holder who has acquired Old Notes with market discount generally will be required to treat a portion of any gain on the exchange of such Old Notes as ordinary income to the extent of the market discount accrued to the date of the exchange less any accrued market discount previously reported as ordinary income.

Your initial tax basis in the Common Stock, Preferred Stock and New Secured Notes received by you pursuant to the exchange offer would equal the fair market value of the Common Stock, Preferred Stock and New Secured Notes on the date of the exchange and your holding period for the Common Stock, Preferred Stock and New Secured Notes would begin on the day following the date of the exchange.

Allocation of Consideration. Although the matter is not free from doubt, the Company believes, and intends to take the position, that no portion of the value of the Common Stock, Preferred Stock or New Secured Notes to which a tendering holder is entitled as a result of the exchange offer should be considered a separate fee for consenting to the adoption of the proposed amendments to the Indentures governing the Old Notes. The IRS, however, might take a different view. If a portion of the Common Stock, Preferred Stock or New Secured Notes is treated as a separate fee for consenting to the proposed amendments, it is possible that such portion would be taxable as ordinary income on the effective date of exchange. In that case, the amount allocable to a consent fee would not be included in the holder’s amount realized for purposes of determining gain or loss on the exchange offer.

Non-Exchanging Holders

The U.S. federal income tax consequences to holders of the Old Notes that do not exchange their Old Notes in the exchange offer are unclear. The U.S. federal income tax treatment of the adoption of the proposed amendments to the Indentures will depend on whether such adoption will be considered to be a “significant modification” of the Old Notes under applicable Treasury Regulations and, if so, whether such adoption will qualify as a “recapitalization” of the Company for U.S. federal income tax purposes. As described below, although the matter is not free from doubt, the Company believes that it is likely that the adoption of the proposed amendments to the Indentures will be considered a “significant modification” of the Old Notes and that the adoption of the proposed amendments should not qualify as a “recapitalization.” As a result, the adoption of the proposed amendments to the Indentures should constitute a taxable deemed exchange of the Old Notes for new modified notes (the “Modified Notes”).

Significant Modification. Under applicable Treasury Regulations, the modification of a debt instrument is a “significant modification” if, based on all the facts and circumstances and taking into account all modifications of the debt instrument, the legal rights and obligations under the debt instrument are altered in a manner that is “economically significant.” Although the matter is not free from doubt, the Company believes that it is likely that the adoption of the proposed amendments to the Indentures will result in a “significant modification” of the Old Notes because those amendments would alter the legal rights and obligations of a holder of Old Notes in an “economically significant” manner. If the adoption of the proposed amendments to the Indentures is considered a “significant modification” of the Old Notes, such adoption would result in a deemed exchange of the Old Notes for new Modified Notes.

If, however, the adoption of the proposed amendments does not constitute a “significant modification” of the Old Notes, a non-tendering holder would not recognize any income, gain or loss for U.S. federal income tax purposes as a result of the adoption of the proposed amendments to the Indentures. In that case, a non-tendering holder’s adjusted tax basis and holding period in the Old Notes after the adoption of the proposed amendments would be the same as the holder’s adjusted tax basis and holding period in the Old Notes immediately before the adoption of the proposed amendments.

Recapitalization. A deemed exchange would be a taxable exchange for U.S. federal income tax purposes unless the deemed exchange qualifies as a “recapitalization” for U.S. federal income tax purposes. Whether a deemed exchange would qualify as a “recapitalization” depends on, among other things, whether the Old Notes and the new Modified Notes are “securities” for U.S. federal income tax purposes as discussed above under “—Classification of Notes as Securities.”

Although the issue is not free from doubt, because the new Modified Notes will have a term of less than five years from the date of the closing of this exchange offer, the Company believes that the new Modified Notes should not be treated as “securities.” As a result, the Company believes that a deemed exchange should not qualify as a “recapitalization” for U.S. federal income tax purposes. In this case, a holder of Old Notes generally would be subject to consequences similar to those described above under “—Notes Not Treated as Securities,” except that for purposes of determining gain or loss on the deemed exchange, the holder’s amount realized would be either: (1) the face amount of the new Modified Notes received by the holder, which could be substantially in excess of the fair market value of the Modified Notes, or (2) the fair market value of the new Modified Notes on the date of the deemed exchange. The appropriate measure for determining the amount realized by a holder of Old Notes would depend upon facts and circumstances existing at the time of the deemed exchange. The new Modified Notes deemed to be received in the exchange could be treated as issued with original issue discount in an amount equal to the excess of the face amount of the Modified Notes over the fair market value the Modified Notes. This excess would be includible in your income over the term of the new Modified Notes.

If, contrary to the Company’s expectations, a deemed exchange does qualify as a “recapitalization,” a non-tendering U.S. Holder would not recognize any gain or loss in connection with the deemed exchange or the adoption of the proposed amendments, and the holder’s adjusted tax basis and holding period in the Old Notes after the adoption of the proposed amendments would be the same as the holder’s adjusted tax basis and holding period in the Old Notes immediately before the adoption of the proposed amendments.

Information Reporting and Backup Withholding Tax

Payments of the amounts received in exchange for the Old Notes will be reported to the IRS as may be required under applicable Treasury Regulations. Backup withholding may apply to these payments if a U.S. Holder fails to furnish an accurate taxpayer identification number to the Company, its paying agent or middleman, as appropriate, or fails to establish an exemption from the information reporting requirement; the IRS notifies the Company, its paying agent or other middleman that the taxpayer identification number furnished by the U.S. Holder is incorrect; or the IRS informs the Company, its paying agent or other middleman to backup withhold. Certain U.S. Holders (including, among others, corporations) are not subject to information reporting and backup withholding but may have to provide evidence of their exemption therefrom.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS. U.S. Holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules.

The foregoing discussion is intended to provide only a general summary of certain U.S. federal income tax consequences of the exchange offer and consent solicitation and is not a complete analysis or description of all potential U.S. federal income tax consequences of the exchange offer and consent solicitation. This discussion does not address tax consequences that might vary with, or are contingent on, individual circumstances. In addition, it does not address any non-income tax or any foreign, state or local tax consequences of the exchange offer and consent solicitation. Accordingly, we urge each holder of the Old Notes to consult its own tax advisors to determine the particular U.S. federal, state, local, foreign or other tax consequences to it of the exchange offer and consent solicitation.

LEGAL MATTERS

The validity of the Common Stock, Preferred Stock and New Secured Notes to be delivered to the holders of the Old Notes in connection with the exchange offer and consent solicitation and certain legal matters in connection with the federal income tax consequences of the exchange offer and consent solicitation will be passed upon by LeBoeuf, Lamb, Greene & MacRae LLP, special counsel to Wolverine Tube, Inc.

EXPERTS

The consolidated financial statements and schedule of Wolverine Tube, Inc. and its subsidiaries as of December 31, 2005, and for each of the years in the two-year period ended December 31, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 have been incorporated by reference herein in reliance on reports of KPMG LLP, independent registered public accounting firm, given on authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Wolverine Tube, Inc. and Subsidiaries for the year ended December 31, 2003 appearing in Wolverine Tube, Inc.’s Annual Report (Form 10K) and incorporated by reference herein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on authority of such firm as experts in accounting and auditing.

DELIVERY OF LETTERS OF TRANSMITTAL AND CONSENTS

Manually signed facsimile copies of the letters of transmittal and consents will be accepted. The letters of transmittal and consents, certificates for 10.5% Notes, 7.375% Notes, and any other required documents should be sent or delivered by each holder of 10.5% Notes or 7.375% Notes or a beneficial owner’s broker, dealer, commercial bank, trust company or other nominee to U.S. Bank National Association, the exchange agent at its address set forth below.

By Registered or Certified Mail or Hand or Overnight Delivery

U.S. Bank National Association

100 Wall Street

16th Floor

New York, NY 10005

Attn: Corporate Trust Services

By Facsimile Transmission:

(212) 361-6153

To Confirm by Telephone or

For Information Call:

(212) 361-6159

DELIVERY OF BALLOTS

Manually signed facsimile copies of ballots relating to the prepackaged plan should be sent or delivered by holders of Old Notes or a beneficial owner’s broker, dealer, commercial bank, trust company or other nominee to                     , the voting agent, at its address set forth below:

Questions and requests for assistance or for additional copies of this prospectus and solicitation statement, the letter of transmittal and consent, the notice of guaranteed delivery of ballots or the prepackaged plan may be directed to Georgeson, which is the information agent.

The information agent and voting agent for this exchange offer and solicitation is:

Georgeson Shareholder Communications, Inc.

17 State Street – 10th Floor

New York, NY 10004

Banks and Brokers Call 212.440.9800

All others call Toll-Free 1.866.278.0091

The dealer manager for this exchange offer and consent solicitation is:

Rothschild Inc.

1251 Avenue of Americas, 51st Floor

New York, New York 10020

(212) 403-3500

EXHIBIT A

PLAN OF REORGANIZATION

UNITED STATES BANKRUPTCY COURT

DISTRICT OF DELAWARE

In re WOLVERINE TUBE, INC., et al. Debtors.	Chapter 11 Case No.

DEBTORS’ PREPACKAGED PLAN OF REORGANIZATION

(                                 , 2006)

OF

WOLVERINE TUBE, INC.

AND CERTAIN OF ITS DIRECT AND INDIRECT SUBSIDIARIES

LeBOEUF, LAMB, GREENE & MacRAE LLP

Lawrence A. Larose, Esq.

Samuel S. Kohn, Esq.

125 West 55th Street

New York, NY 10019

(212) 424-8000

Attorneys for Wolverine Tube Inc., et al.

Debtors and Debtors in Possession

Wilmington, Delaware

Dated:                     , 2006

NO CHAPTER 11 CASE HAS BEEN COMMENCED AT THIS TIME. THE SOLICITATION MATERIALS ACCOMPANYING THIS PLAN OF REORGANIZATION HAVE NOT BEEN APPROVED BY THE BANKRUPTCY COURT AS CONTAINING “ADEQUATE INFORMATION” WITHIN THE MEANING OF SECTION 1125(a) OF THE BANKRUPTCY CODE. FOLLOWING THE COMMENCEMENT OF THEIR CHAPTER 11 CASES, THE DEBTORS EXPECT TO PROMPTLY SEEK AN ORDER OF THE BANKRUPTCY COURT (1) APPROVING THE SOLICITATION OF VOTES AS HAVING BEEN IN COMPLIANCE WITH SECTIONS 1126(b) AND 1125(g) OF THE BANKRUPTCY CODE; AND (2) CONFIRMING THE PLAN OF REORGANIZATION PURSUANT TO SECTION 1129 OF THE BANKRUPTCY CODE.

Page

ARTICLE I	DEFINITIONS, RULES OF INTERPRETATION, AND COMPUTATION OF TIME	A-1
1.1.	Definitions	A-1
1.2.	Interpretation, Rules of Construction, Computation of Time, and Governing Law.	A-7

ARTICLE II	DESIGNATION OF CLAIMS AND INTERESTS	A-8
2.1.	Summary of Designation of Claim and Interests	A-8

ARTICLE III	TREATMENT OF CLAIMS AND INTERESTS	A-8
3.1.	Unclassified Claims	A-8
3.2.	Administrative Claims.	A-8
3.3.	Other Priority Claims	A-9
3.4.	Secured Claims.	A-10
3.5.	Unsecured Claims.	A-11
3.6.	Class 6 (Intercompany Claims).	A-11
3.7.	Treatment Of Interests.	A-12

ARTICLE IV	MEANS FOR EXECUTION AND IMPLEMENTATION OF THE PLAN	A-12
4.1.	Implementation of Settlement/Restructuring Agreement	A-12
4.2.	Revesting of Assets and Operations of Property	A-12
4.3.	Retention of Causes of Action	A-12
4.4.	Corporate Matters Regarding the Reorganized Debtors	A-13
4.5.	Management of the Reorganized Debtors	A-13
4.6.	Restated Corporate Documents	A-13
4.7.	Cancellation of Existing Securities and Indebtedness	A-13
4.8.	Authorization and Issuance of New Stock	A-14
4.9.	Authorization and Issuance of New Secured Notes	A-14
4.10.	Distributions to Allowed Claims and Interests	A-14
4.11.	Satisfaction of Claims or Interests	A-15
4.12.	Rights and Powers of Disbursing Agent.	A-15
4.13.	Surrender of Instruments	A-15
4.14.	Manner of Payment Under Plan of Reorganization	A-15
4.15.	Fractional Shares	A-15
4.16.	Exemption From Securities Laws	A-15
4.17.	Withholding and Reporting Requirements	A-15
4.18.	Setoffs	A-16
4.19.	General Unsecured Claims	A-16
4.20.	Disputed Claims And Disputed Interests.	A-16
4.21.	Effectuating Documents; Further Transactions	A-17
4.22.	Exemption From Certain Transfer Taxes	A-17
4.23.	Payment of Statutory Fees	A-17
4.24.	Change of Control	A-17

ARTICLE V	EXECUTORY CONTRACTS AND UNEXPIRED LEASES	A-18
5.2.	Cure Costs and Bar Dates	A-18
5.3.	Survival of Indemnification and Corporation Contribution	A-19

ARTICLE VI	ACCEPTANCE OR REJECTION OF THE PLAN	A-19
6.1.	Classes Entitled To Vote	A-19
6.2.	Acceptance by Class	A-19
6.3.	Cramdown	A-19

A-i

ARTICLE VII	RELEASES AND INJUNCTIONS	A-19
7.1.	Debtors’ Releases	A-19
7.2.	Releases by Holders of Claims and Interests	A-20
7.3.	Exculpations	A-20
7.4.	Injunctions	A-21
7.5.	Discharge of Debtors	A-21

ARTICLE VIII	MISCELLANEOUS PROVISIONS	A-21
8.1.	Amendment, Modification and Severability of Plan Provisions	A-21
8.2.	Successors and Assigns	A-22
8.3.	Term of Injunctions or Stays	A-22
8.4.	Binding Effect	A-22
8.5.	No Admissions	A-22
8.6.	Plan Supplement	A-22
8.7.	Notices to Debtors	A-22

ARTICLE IX	CONDITIONS TO THE EFFECTIVE DATE	A-24
9.1.	Conditions	A-24
9.2.	Waiver of Conditions	A-25
9.3.	Failure To Satisfy Conditions	A-25
9.4.	Substantial Consummation	A-25

ARTICLE X	RETENTION OF JURISDICTION	A-25
10.1.	Retention of Jurisdiction	A-25

ARTICLE XI	CONFIRMATION REQUEST	A-27
11.1.	Delivery of Letters of Transmittal and Consent	A-27
11.2.	Delivery Of Ballots	A-27
11.3.	Questions and Assistance	A-27

A-ii

Wolverine Tube, Inc., a Delaware corporation, and all of its United States subsidiaries hereby submit the following “Debtors’ Prepackaged Plan of Reorganization (                , 2006) (the “Plan”) and request confirmation of the Plan pursuant to section 1129 of the Bankruptcy Code. All Holders of Claims and Interests are encouraged to read the Plan and the accompanying solicitation materials in their entirety before voting to accept or reject the Plan. No materials other than the accompanying solicitation materials and any exhibits and schedules attached thereto or referenced therein have been authorized by the Debtors for use in soliciting acceptances or rejections of the Plan.

ARTICLE I

DEFINITIONS, RULES OF INTERPRETATION,

AND COMPUTATION OF TIME

1.1. Definitions. As used in the Plan, the following terms shall have the following meanings:

“10.5% Indenture” means the indenture dated March 27, 2002 under which the 10.5% Notes were issued.

“10.5% Notes” are the 10.5% Senior Notes Due 2009 of Wolverine Tube, Inc.

“7.375% Indenture” means the indenture dated August 4, 1998 under which the 7.375% Notes were issued.

“7.375% Notes” are the 7.375% Senior Notes Due 2008 of Wolverine Tube, Inc.

“Ad Hoc Old Noteholders’ Committee” means the informal committee of certain holders of Old Notes that was formed prior to the Petition Date who, among other things, negotiated the terms and conditions of this Plan and certain other related documents and pleadings with the Debtors prior to the Petition Date.

“Administrative Claim” means an Unsecured Claim: (a) for costs and expenses of administration of the Chapter 11 Cases incurred prior to the Effective Date and allowable under sections 503(b) or 507(b) of the Bankruptcy Code; and (b) Professional Fee Claims.

“Allowed” means, with reference to a Claim or Interest: (a) any Claim or Interest against a Debtor that has been listed by such Debtor in any Schedules filed by such Debtor (if any) as liquidated in an amount greater than zero dollars and not disputed or contingent and for which no contrary proof of Claim or proof of Interest has been filed and as to which no timely objection has been interposed; (b) except as otherwise provided in the Plan, any Claim as to which a proof of Claim has been timely filed and (i) no objection to the allowance thereof has been timely interposed on or before the deadline specified in the Plan for objecting to a Claim and (ii) such Claim has not (as applicable) been withdrawn, paid in full (pursuant to a prior order of the Bankruptcy Court or otherwise), or otherwise deemed satisfied in full; (c) any Claim or Interest as to which any objection thereto has been determined by a Final Order in favor of the respective Claim or Interest Holder, or any such objection has been settled, waived through payment, or withdrawn; (d) any Claim or Interest that has otherwise been allowed by a Final Order; (e) any Claim as to which, upon the lifting of the automatic stay pursuant to section 362 of the Bankruptcy Code, the liability of a Debtor, allowance, and the amount thereof are determined by a Final Order of a court of competent jurisdiction other than the Bankruptcy Court; (f) with respect to any Administrative Claim for goods or non-professional services provided to the Debtors during these Chapter 11 Cases in the ordinary course of the Debtors’ business, (i) no objection to the allowance thereof has been timely interposed on or before the deadline specified in the Plan for objecting to an Administrative Claim and (ii) such Administrative Claim has not been withdrawn, paid in full (pursuant to a prior order of the Bankruptcy Court or otherwise in the ordinary course of the Debtors’ business), or otherwise deemed satisfied in full in the ordinary course of the Debtors’ business; or (g) any claim or Interest as reflected on any of the Debtors’ books and records or as set forth in Section 4.10.2 hereof or (h) any Claim or Interest that is expressly deemed an Allowed Claim or an Allowed Interest under the Plan. Unless otherwise ordered by the Bankruptcy Court prior to Confirmation, or as specifically provided to the contrary in this Plan with respect to any particular Claim, an “Allowed” Claim shall not include (i) any interest on such Claim to the extent accruing or maturing on or after the Petition Date, (ii) punitive or exemplary damages, or (iii) any fine, penalty, or forfeiture.

“Allowed Claim” means a Claim that is Allowed in the particular Class or of the specific type or nature described.

“Allowed Interest” means an Interest that is Allowed under the Plan in the particular Class or of the specific type or nature described.

“Bankruptcy Code” means the Bankruptcy Reform Act of 1978, as codified in title 11 of the United States Code, 11 U.S.C. §§ 101 et seq., now in effect and as amended by the Bankruptcy Abuse Prevention and Consumer Prevention Act of 2005 or hereafter amended (to the extent any such amendments apply to these Chapter 11 Cases).

“Bankruptcy Court” means the United States Bankruptcy Court for the District of Delaware , or any other court with jurisdiction over these Chapter 11 Cases.

“Bankruptcy Rules” means, collectively, the (a) Federal Rules of Bankruptcy Procedure and (b) Local Rules of the Bankruptcy Court, all as now in effect or hereafter amended (to the extent any such amendments apply to these Chapter 11 Cases).

“Business Day” means any day, excluding Saturdays, Sundays or “legal holidays” as defined in Bankruptcy Rule 9006(a).

“Cash” means legal tender of the United States of America.

“Chapter 11 Cases” means the bankruptcy cases of the Debtors commenced under chapter 11 of the Bankruptcy Code, captioned “In re Wolverine Tube, Inc., et al.” (Case No. ).

“Claim” means a “claim”, as defined in section 101(5) of the Bankruptcy Code, against any of the Debtors and includes any right to payment from one or more of the Debtors arising, or with respect to which the obligation giving rise to such right has been incurred, before the Effective Date, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, or unsecured; or any right to an equitable remedy for breach of performance arising, or with respect to which the obligation giving rise to such right has been incurred, before the Effective Date, if such breach gives rise to a right to payment from one or more of the Debtors, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, or unsecured.

“Class” means one of the classes of Claims or Interests listed in Article II.

“Collateral” means all right, title and interest in property of the estate of any Debtor subject to a second priority Lien pursuant to those Second Priority Security Documents, securing the New Secured Notes of the Debtors and each of their subsidiaries and any other Person that has or may from time to time guarantee the New Secured Notes, including but not limited to all assets and Property of whatever nature, whether real, personal or mixed, tangible or intangible, now owned or existing or hereafter acquired or arising, and all products and proceeds of the foregoing.

“Confirmation” means the Bankruptcy Court’s confirmation of the Plan pursuant to section 1129 of the Bankruptcy Code.

“Confirmation Date” means the day on which the Confirmation Order is entered by the Bankruptcy Court on its docket.

“Confirmation Hearing” means the hearing held pursuant to Bankruptcy Rule 3020(b)(2), including any adjournments thereof, at which the Bankruptcy Court will consider Confirmation of the Plan.

“Confirmation Order” means the Order of the Bankruptcy Court approving Confirmation of the Plan.

“Consent of the Signing Noteholders” or “Approval of the Signing Noteholders” means as applicable, the written consent or approval to any action contemplated herein signed by Signing Noteholders owning at least         % of the Old Notes subject to the Restructuring Agreement.

“Corporate Documents” means, as applicable, the certificate of incorporation and by-laws (or any other applicable organizational documents) of the Debtors in effect as of the Petition Date.

“Debtors” means Wolverine Tube, Inc. and the following direct and indirect subsidiaries of Wolverine Tube, Inc.: TF Investor, Inc., Tube Forming Holdings, Inc., Tube Forming, L.P., Wolverine Finance, LLC, Small Tube Manufacturing, LLC, Wolverine China Investments, LLC, Wolverine Joining Technologies, LLC, and WT Holding Company, Inc.

“Debtors In Possession” means the Debtors when acting in the capacity of representative of each of their Estates in the Chapter 11 Cases.

“Disallowed Claim” or “Disallowed Interest” means any Claim against, or Interest in, the Debtors that has been disallowed, in whole or in part, by a Final Order, or which has been withdrawn, in whole or in part, by the holder thereof.

“Disbursing Agent” means the Reorganized Debtors and/or one or more parties designated by the Debtors or Reorganized Debtors, and subject to Approval of the Signing Noteholders to serve as a disbursing agent under the Plan.

“Disbursing Agreement” means the agreement dated by and between the Debtors and the Disbursing Agent, and in form and substance subject to the Approval of the Signing Noteholders.

“Disputed Claim” means a Claim as to which any one of the following applies: (a) the Claim is not Scheduled; (b) the Claim is Scheduled as unliquidated, disputed, contingent or unknown; the Claim is the subject of a timely objection or request for estimation in accordance with the Bankruptcy Code, the Bankruptcy Rules, any applicable order of the Bankruptcy Court, the Plan or applicable non-bankruptcy law, which objection or request for estimation has not been withdrawn or determined by a Final Order; or (c) the Claim is otherwise treated as a ‘Disputed Claim’ pursuant to the Plan.

“Disputed Interest” means an Interest as to which any one of the following applies: (a) the Interest is not Scheduled; (b) the Interest is Scheduled as unliquidated, disputed, contingent or unknown; (c) the Interest is the subject of a timely objection or request for estimation in accordance with the Bankruptcy Code, the Bankruptcy Rules, any applicable order of the Bankruptcy Court, the Plan or applicable non-bankruptcy law, which objection or request for estimation has not been withdrawn or determined by a Final Order; or (d) the Interest is otherwise treated as a ‘Disputed Interest’ pursuant to the Plan.

“Distribution Date” means, with respect to distributions under the Plan to holders of Allowed Claims or Allowed Interests, the date, occurring on or as soon as practicable after the later of: (a) the Effective Date; (b) the date when a Claim becomes an Allowed Claim or an Interest becomes an Allowed Interest, as applicable; and (c) the date when the Disbursing Agent can make a distribution to a holder of Allowed Claims and Allowed Interests as provided in Section          hereof.

“Distribution Record Date” means the record date for purposes of making distributions under the Plan on account of Allowed Claims or Allowed Interests, which date shall be the Effective Date.

“Effective Date” has the meaning ascribed to it in Article IX hereof.

“Estate” means, individually, the estate of each Debtor in these Chapter 11 Cases, and, collectively, the estates of all of the Debtors in these Chapter 11 cases, created pursuant to section 541 of the Bankruptcy Code.

“Exchange Offer” means the exchange offer defined in the Prospectus and Solicitation Statement.

“File” or “Filed” means file or filed with the Clerk of the Bankruptcy Court, as applicable.

“Final Order” means an order or judgment entered by the Bankruptcy Court or other applicable court that has not been reversed or stayed and as to which the time to appeal, petition for certiorari, or move for reargument or rehearing has expired and as to which no appeal, petition for certiorari, or other proceedings for reargument or rehearing shall then be pending or as to which any right to appeal, petition for certiorari, reargue, or rehear shall have been waived in writing in form and substance satisfactory to the Debtors or, in the event that an appeal, writ of certiorari, or reargument or rehearing thereof has been sought, such order or judgment of the Bankruptcy Court or other applicable court shall have been affirmed by the highest court to which such order or judgment was appealed, or certiorari has been denied, or from which reargument or rehearing was sought, and the time to take any further appeal, petition for certiorari or move for reargument or rehearing shall have expired; provided, however, that the possibility that a motion under section 502(j) of the Bankruptcy Code, Rules 59 or 60 of the Federal Rules of Civil Procedure, or any analogous rule under the Bankruptcy Rules may be but has not then been filed with respect to such order or judgment shall not cause such order or judgment not to be a Final Order.

“First-Priority Debt Obligations” means the indebtedness outstanding under the Secured Revolving Credit Facility and obligations under interest rate and foreign currency hedging obligations provided by lenders under the Secured Revolving Credit Facility.

“Forward Contracts Facility” means the forward contract facility that is part of the Silver Consignment and Forward Contracts Facility.

“General Unsecured Claim” means any Unsecured Claim against the Debtors that is not (a) included in Classes 1 through 4, inclusive; (b) an Administrative Claim; or (c) a Priority Tax Claim.

“Guarantors” means the following direct and indirect subsidiaries of Wolverine Tube Inc. that are jointly and severally and fully and unconditionally guaranteeing obligations under the New Secured Notes on a senior subordinated secured basis: TF Investor, Inc., Tube Forming Holdings, Inc., Tube Forming, L.P., Wolverine Finance, LLC, Small Tube Manufacturing, LLC, Wolverine China Investments, LLC, Wolverine Joining Technologies, LLC, and WT Holding Company, Inc.

“Holder” means the beneficial holder of any Claim or Interest.

“Impaired” means, when used with reference to a Claim or Interest, a Claim or Interest that is impaired within the meaning of section 1124 of the Bankruptcy Code.

“Instrument” means any share of stock, security, promissory note, bond, or any other ‘Instrument,’ as that term is defined in section 9-102(47) of the Uniform Commercial Code in effect in the State of on the Petition Date.

“Interest” means the interest of any holder of an “equity security” (as defined in section 101(16) of the Bankruptcy Code) represented by any issued and outstanding shares of Old Common Stock or other instrument evidencing a present ownership interest in any of the Debtors, whether or not transferable, or any option, warrant or right, contractual or otherwise, to acquire any such interest and any redemption, conversion, exchange, voting, participation and dividend rights and liquidation preferences relating to any such equity securities. When used herein, “Interest” shall include any and all Claims (i) for damages arising from the rescission of the purchase or sale of Interests or (ii) for reimbursement or contribution allowed under section 502 of the Bankruptcy Code on account of such Claim, which Claims are subordinated pursuant to section 510(b) and (c) of the Bankruptcy Code.

“Intercompany Claims” means Claims by a Debtor or an affiliate of the Debtor against another Debtor or an affiliate of the Debtor.

“Lien” has the meaning set forth in section 101(37) of the Bankruptcy Code.

“New Common Stock” means the Common Stock of the Reorganized Debtors to be issued on the Effective Date pursuant to Section 4.8 hereof.

“New Secured Notes” means up to $ million of new secured notes issued on the Effective Date of the Plan in accordance with the New Secured Note Indenture.

“New Secured Note Indenture” means the indenture governing the New Secured Notes.

“Non-Debtor Intercompany Claim” means any claim, debt, or other obligation held by or against any Debtor, or affiliate or subsidiary thereof, by or against any non-Debtor subsidiary or affiliate of a Debtor.

“Old Common Stock” means the common stock of Wolverine Tube, Inc. issued and outstanding as of the Petition Date with a par value $0.01 per share and traded on the New York Stock Exchange under the symbol “WLV”.

“Old Indentures” means, collectively, the 10.5? Indenture and 7.375 ? Indenture.

“Old Indenture Trustees” means the indenture trustees of the Old Indentures.

“Old Notes” means, collectively, the 10.5% Notes and the 7.375% Notes.

“Old Note Claims” means the Claims of Holders of the Old Notes.

“Order” means an order or judgment of the Bankruptcy Court as entered on the docket.

“Other Priority Claim” means a Claim entitled to priority under sections 507(a)(2), (3), (4), (5), (6), (7) and/or (9) of the Bankruptcy Code.

“Other Secured Claim” means any Secured Claim against Debtors, other than Claims in Classes 2A and 2B.

“Petition Date” means the date or dates on which each of the respective Debtors file their Voluntary Petitions commencing the Chapter 11 Cases.

“Plan” means this prepackaged plan of reorganization, as it may be amended, modified, or supplemented from time to time.

“Plan Supplement” means the compilation of documents, including any exhibits to this Plan, not included herewith, that the Debtors may file with the Bankruptcy Court prior to the Confirmation Hearing, each document of which is in form and substance subject to Approval of the Signing Noteholders.

“Plan Supplement Filing Date” means the date of the Filing of the Plan Supplement which is on or about the Confirmation Hearing.

“Prepetition Restructuring Efforts” means the exchange offer, consent solicitation, or any other act the Debtors undertook, to restructure its outstanding indebtedness after the date of the Restructuring Agreement but prior to the Petition Date.

“Priority Tax Claim” means a Claim that is entitled to priority pursuant to section 507(a)(8) of the Bankruptcy Code.

“Pro Rata” means proportionately so that the ratio of (a) the amount of consideration (such as New Common Stock) distributed on account of a particular Allowed Claim or Allowed Interest to (b) the amount of such Allowed Claim or Allowed Interest, is the same as the ratio of: (i) the amount of consideration distributed to a Holder on account of such Holder’s particular Allowed Claims or Allowed Interests to (ii) the amount of all Allowed Claims or Allowed Interests of that Class.

“Professional Fee Claims” means the Claims of (a) Professional Persons and (b) any Person making a Claim for compensation under section 503(b) of the Bankruptcy Code, in each case for compensation or reimbursement of costs and expenses relating to services performed after the Petition Date and to and including the Effective Date.

“Professional Person” means a person or entity who is employed pursuant to a Final Order in accordance with sections 327 or 1103 of the Bankruptcy Code and is to be compensated for services rendered prior to the Effective Date, pursuant to sections 327, 328, 329, 330 and 331 of the Bankruptcy Code.

“Property” means any right or interest in or to property of any kind whatsoever, whether real, personal, or mixed, and whether tangible or intangibles.

“Prospectus and Solicitation Statement” means the prospectus Plan and Solicitation Statement for solicitation and approval of this Plan set forth in the Registration Statement, Form S-4, dated as of                 , Registration No. 373-            .

“Reinstated” or “Reinstatement” means either (i) leaving unaltered the legal, equitable, and contractual right to which a Claim entitles the Holder of such Claim so as to leave such Claim unimpaired in accordance with section 1124 of the Bankruptcy Code or (ii) notwithstanding any contractual provision or applicable law that entitles the Holder of such Claim to demand or receive accelerated payment of such Claim after the occurrence of a default, (a) curing any such default that occurred before or after the Petition Date, other than a default of a kind specified in section 365(b)(2) of the Bankruptcy Code or of a kind that section 365(b)(2) expressly does not require to be cured; (b) reinstating the maturity of such Claim as such maturity existed before such default; (c) compensating the Holder of such Claim for any such applicable law; (d) if such claim or such interest arises from any failure to perform a nonmonetary obligation, other than a default arising from failure to operate a nonresidential real property lease subject to section 365(b)(1)(A), compensates the holder of such claim or such interest (other than the debtor or an insider) for any actual pecuniary loss incurred by such holder as a result of such failure or (e) not otherwise altering the legal, equitable, or contractual rights to which such Claim entitles the Holder of such Claim.

“Reorganized Debtors” means the Debtors as revested with the property of the Estates on and after the Effective Date.

“Restated Corporate Documents” means the restated certificate of incorporation of the Reorganized Debtors which will be amended and restated to include (i) the amendments necessary to effect the terms of the Plan and (ii) in accordance with section 1123(a)(6) of the Bankruptcy Code, a prohibition on the issuance of non-voting equity securities, all in form and substance subject to Approval of the Signing Noteholders.

“Restructuring Agreement” means the Restructuring Agreement, dated as of                 , among the Debtors and the Signing Noteholders who have agreed to tender all of their Old Notes to the Debtors in the Exchange Offer.

“Scheduled” means set forth on the Schedules.

“Schedules” means the Schedules of Assets and Liabilities and Statement of Financial Affairs that has been filed by the Debtors with the Bankruptcy Court pursuant to section 521 of the Bankruptcy Code and Bankruptcy Rule 1007(b), as the same may be amended or supplemented from time to time.

“Second-Priority Security Documents” means those certain second-lien security agreements and pledge agreements, as amended from time to time, among Wolverine, the Guarantors and the trustee thereunder and in form and substance subject to Approval of the Signing Noteholders.

“Secured Claim” means any Claim that is a secured by a Lien on or, security interest in, property of a Debtor, within the meaning of, and to the extent allowable as a secured claim under, section 506 of the Bankruptcy Code.

“Secured Revolving Credit Facility” means the amended and restated secured revolving credit facility with Wachovia Bank pursuant to that certain Amended and Restated Credit Agreement, dated as of April 28, 2005.

“Secured Revolving Credit Facility Claims” means all Secured Claims under the Secured Revolving Credit Facility.

“Signing Noteholders” means the holders of Old Notes that are signatories to the Restructuring Agreement.

“Silver Consignment and Forward Contracts Facility” means the silver consignment and forward contracts facility with Bank of America, N.A. (“BANA”), pursuant to that certain Amended and Restated Consignment Agreement, dated as of April 28, 2005.

“Silver Consignment Facility” means the silver consignment facility that is part of the Silver Consignment and Forward Contracts Facility.

“Solicitation Order” means the Final Order of the Bankruptcy Court or other court of competent jurisdiction.

“Subclass” means a subdivision of any Class described herein.

“Subsidiary Equity Interest” means any Interest of a Debtor in another Debtor.

“Unsecured Claim” means any Claim against the Debtors that is not an Other Priority Claim, Priority Tax Claim or Secured Claim.

“U.S. Trustee” means the Office of the United States Trustee.

“Voluntary Petitions” means the voluntary petitions filed by the Debtors under chapter 11 of the Bankruptcy Code commencing the Chapter 11 Cases.

“Wachovia Bank” means Wachovia Bank, National Association, the administrative agent under the Secured Revolving Credit Facility.

1.2. Interpretation, Rules of Construction, Computation of Time, and Governing Law.

1.2.1. Defined Terms. Any term used in the Plan that is not defined in the Plan, either in Section 1.1 or elsewhere, but that is used in the Bankruptcy Code or the Bankruptcy Rules has the meaning ascribed to that term in the Bankruptcy Code or the Bankruptcy Rules.

1.2.2. Rules of Interpretation. For purposes of the Plan: (a) whenever from the context it is appropriate, each term, whether stated in the singular or the plural, shall include both the singular and the plural; (b) any reference in the Plan to a contract, instrument, release or other agreement or document being in a particular form or on particular terms and conditions means that such document shall be substantially in such form or substantially on such terms and conditions, but if there exists any inconsistency between a summary of, or reference to, any document in the Plan or Confirmation Order and the document itself, the terms of the document as of the Effective Date shall control; (c) any reference in the Plan to an existing document or Plan Supplement that is Filed or to be Filed means such document or Plan Supplement, as it may have been or may subsequently be amended, modified or supplemented; (d) unless otherwise specified in a particular reference, all references in the Plan to “section,” “article” and “Plan Supplement” are references to a section, article and Plan Supplement of or to the Plan; (e) the words “herein,” “hereof,” “hereto,” “hereunder,” and other words of similar import refer to the Plan in its entirety rather than to only a particular portion of the Plan; (f) captions and headings to articles and sections are inserted for convenience or reference only and are not intended to be a part of or to affect the interpretation of the Plan; and (g) the rules of construction set forth in section 102 of the Bankruptcy Code shall apply.

1.2.3. Time Periods. In computing any period of time prescribed or allowed by the Plan, the provisions of Bankruptcy Rule 9006(a) shall apply.

1.2.4. Governing Law. Except to the extent that the Bankruptcy Code or Bankruptcy Rules are applicable, and subject to the provisions of any contract, Instrument, release, or other agreement or document entered into in connection with the Plan, the rights and obligations arising under the Plan shall be governed by, and construed and enforced in accordance with, the laws of the State of without giving effect to the principles of conflicts of law thereof which would require the application of the law of another jurisdiction.

ARTICLE II

DESIGNATION OF CLAIMS AND INTERESTS

2.1. Summary of Designation of Claim and Interests. The following is a designation of the Classes of Claims and Interests under the Plan. In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Claims and Priority Tax Claims have not been classified and are excluded from the following Classes. A Claim or Interest is classified in a particular Class only to the extent that the Claim or Interest is within the description of that Class and is classified in another Class to the extent that any remainder of the Claim or Interest qualifies within the description of such other Class or Classes. A Claim or Interest is classified in a particular Class only to the extent that the Claim or Interest is an Allowed Claim or Allowed Interest and has not been paid, released or otherwise satisfied before the Effective Date.

Class	Claims	Status	Voting Rights

Class 1:	Other Priority Claims	Unimpaired	Deemed to Accept; Not Entitled to Vote

Class 2A:	Secured Revolving Credit Facility Claims	Unimpaired	Deemed to Accept; Not Entitled to Vote

Class 2B:	Silver Consignment And Forward Contracts Facility Claims	Unimpaired	Deemed to Accept; Not Entitled to Vote

Class 3:	Other Secured Claims	Unimpaired	Deemed to Accept; Not Entitled to Vote

Class 4A	Old Notes Claims for 10.5% Notes	Impaired	Entitled to Vote

Class 4B	Old Notes Claims for 7.375% Notes	Impaired	Entitled to Vote

Class 5:	General Unsecured Claims	Unimpaired	Deemed to Accept; Not Entitled to Vote

Class 6:	Intercompany Claims	Unimpaired	Deemed to Accept; Not Entitled to Vote

Class 7:	Common Stock Interests	Impaired	Entitled to Vote

ARTICLE III

TREATMENT OF CLAIMS AND INTERESTS

3.1. Unclassified Claims. In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Claims and Priority Tax Claims are not classified and are not entitled to vote on the Plan.

3.2. Administrative Claims.

3.2.1. Generally. Subject to the bar date provisions contained herein, each holder of an Allowed Administrative Claim shall, in full satisfaction, release, settlement and discharge of such Allowed Administrative Claim: (i) to the extent such Claim is due and owing on the Effective Date, be paid in full, in Cash, on the Distribution Date; (ii) to the extent such Claim is not due and owing on the Effective Date, be paid in full, in Cash, in accordance with the terms of any agreement between the Debtors and such holder, or as may be due and owing under applicable non-bankruptcy law or in the ordinary course of business; or (iii) on such other terms and conditions as are acceptable to the Debtors and the holder of such Claim.

3.2.2. Bar Date For Administrative Claims.

(a) General Provisions. Except for (a) non-tax liabilities incurred in the ordinary course of business by the Debtors in Possession, (b) claims by governmental units for payment of taxes (and interest and/or penalties related to such taxes) and (c) claims for U.S. Trustee fees under 28 U.S.C. § 1930, all requests for payment of Administrative Claims must be Filed and served on counsel for the Reorganized Debtors and any other party specifically requesting a copy in writing, no later than thirty (30) days after the Effective Date. Holders of Administrative Claims that are required to File a request for payment of such claims and that do not File and serve such requests by the applicable bar date set forth herein or in the following subsections shall be forever barred from asserting such claims against the Debtors, the Reorganized Debtors or their property.

(b) Professional Fee Claims Including Requests For “Substantial Contribution”. All Professional Persons asserting Professional Fee Claims including any entity requesting a claim for making a “substantial contribution” in the Chapter 11 Cases shall File and serve on counsel for the Reorganized Debtors, the U.S. Trustee and any other party specifically requesting a copy in writing an application for a Professional Fee Claim no later than thirty (30) days after the Effective Date. Any interested party desiring to object to the Professional Fee Claim must File and serve its objection on the Reorganized Debtors, the U.S. Trustee, and the Professional Person to whose application the objections are addressed no later than forty-five (45) days after the Effective Date.

(c) Administrative Ordinary Course Liabilities. Holders of Administrative Claims that are based on liabilities incurred in the ordinary course of the Debtors in Possession’s businesses (other than Claims of governmental units for taxes (and for interest and/or penalties related to such taxes)) shall not be required to File any request for payment of such Claims. Such Administrative Claims, unless objected to by the Debtors, shall be assumed and paid by the Debtors in Possession, in Cash, pursuant to the terms and conditions of the particular transaction giving rise to such Administrative Claim.

(d) Administrative Tax Claims. All requests for payment of Administrative Claims by a governmental unit for taxes (and for interest and/or penalties related to such taxes) for any tax year or period, all or any portion of which occurs or falls within the period from and including the Petition Date through and including the Effective Date, and for which no bar date has otherwise been previously established, must be Filed and served on the Reorganized Debtors and any other party specifically requesting a copy in writing on or before the later of (a) thirty (30) days following the Effective Date; and (b) one hundred and twenty (120) days following the filing of the tax return for such taxes for such tax year or period with the applicable governmental unit. Any holder of any such Claim that is required to File a request for payment of such taxes and does not File and properly serve such a claim by the applicable bar date shall be forever barred from asserting any such Claim against the Debtors, the Reorganized Debtors or its property, regardless of whether any such Claim is deemed to arise prior to, on, or subsequent to the Effective Date. Any interested party desiring to object to an Administrative Claim for taxes must File and serve its objection on counsel to the Debtors and the relevant taxing authority no later than ninety (90) days after the taxing authority Files and serves its application.

3.2.3. Priority Tax Claims. Each Holder of an Allowed Priority Tax Claim shall, in full satisfaction, release, and discharge of such Allowed Priority Tax Claim: (a) to the extent such Claim is due and owing on the Effective Date, be paid in full, in Cash, on the Distribution Date; (b) to the extent such Claim is not due and owing on the Effective Date, be paid in full, in Cash, in accordance with the terms of any agreement between the Debtors and such Holder, or as may be due and owing under applicable non-bankruptcy law, or in the ordinary course of business; or (c) on such other terms and conditions as are acceptable to the Debtors and the Holder of such Claim.

3.3. Other Priority Claims. (Class 1).

(a) Non-Impairment. Class 1 is unimpaired, and the Holders of claims in Class 1 are conclusively presumed pursuant to section 1126(f) of the Bankruptcy Code to have accepted the Plan and are not entitled to vote.

(b) Treatment. Class 1 consists of all Other Priority Claims. These Claims are primarily for employee wages, vacation pay, severance pay, contributions to benefit plans and other similar amounts. We estimate that the aggregate allowed amount of Other Priority Claims will be approximately $ million on the Effective Date. The Debtors intend to seek an order approving the payment of Other Priority Claims in the ordinary course during the pendency of the Chapter 11 Case. To the extent such an order is not entered or such claims are not paid prior to the Effective Date, pursuant to the Plan, the legal, equitable and contractual rights of the Holders of Allowed Class 1 Claims are unaltered by the Plan. Each Holder of an Allowed Class 1 Claim, will, in full satisfaction of and in exchange for such Allowed Class 1 Claim: (a) to the extent such claim is due and owing on the Effective Date, be paid in full, in Cash, on the Distribution Date; (b) to the extent such claim is not due and owing on the Effective Date, be paid in full, in Cash, in accordance with the terms of any agreement between the parties, or as may be due and owing under applicable non-bankruptcy law or in the ordinary course of business; or (c) be treated on such other terms and conditions as are acceptable to the parties.

3.4. Secured Claims.

3.4.1. Class 2A (Secured Revolving Credit Facility Claims).

(a) Non-Impairment. Class 2A is unimpaired, and pursuant to section 1126(f) of the Bankruptcy Code, the Holders of claims in Class 2A are conclusively presumed to have accepted the Plan and are not entitled to vote.

(b) Treatment. Class 2A consists of claims under the Secured Revolving Credit Facility. The Debtors’ records reflect that there were no borrowings outstanding under the Secured Revolving Credit Facility at                 , 2006, and approximately $         million of standby letters of credit outstanding thereunder. After taking into account an additional $         million of reserves, other holdbacks and the reduction in availability as a result of the value of the Debtors’ interest rate swap, the Debtors had $         million in additional borrowing availability under the Secured Revolving Credit Facility as of that date. The Allowed Class 2A Claims of the Holders of the Secured Revolving Credit Facility Claims will be cured and Reinstated on the Effective Date of the Plan.

3.4.2. Class 2B (Silver Consignment and Forward Contracts Facility Claims).

(a) Non-Impairment. Class 2B is unimpaired, and pursuant to section 1126(f) of the Bankruptcy Code, the Holders of claims in Class 2B are conclusively presumed to have accepted the Plan and are not entitled to vote.

(b) Treatment. Class 2B consists of the Claims under the Silver Consignment and Forward Contracts Facility Claims. The Debtors’ records reflect that under the Silver Consignment and Forward Contracts Facility at                      , 2006, the Debtors had $         million of silver in its inventory under the Silver Consignment Facility, with a corresponding amount included in accounts payable, and $         million committed to under the Forward Contracts Facility. The Allowed Class 2B Claims of the Holders of the Silver Consignment and Forward Contracts Facility Claims will be cured and reinstated on the Effective Date of the Plan.

3.4.3. Class 3 (Other Secured Claims).

(a) Non-Impairment. Class 3 is unimpaired, and pursuant to section 1126(f) of the Bankruptcy Code, the Holders of claims in Class 3 are conclusively presumed to have accepted the Plan and are not entitled to vote.

(b) Treatment. Class 3 consists of all Secured Claims of the Debtors other than the claims in Classes 2A and 2B. For purposes of the Plan each such allowed Other Secured Claim will be deemed a separate Subclass. The Debtors estimate that the amount of such Claims will not exceed $         million in the aggregate. At the Debtors’ option, each Holder of an Allowed Class 3 Claim will either (a) have the property that serves as collateral for its claim returned, or (b) have its claim cured and reinstated, within the meaning of section 1124(2) of the Bankruptcy Code.

3.5. Unsecured Claims.

3.5.1. Class 4A (Old Notes Claims of 10.5% Notes).

(a) Impairment. Class 4A is impaired, and the Holders of Claims in Class 4A are entitled to vote on the Plan.

(b) Allowance. For purposes of voting to accept or reject the Plan and distributions under the Plan, the Class 4A Claims are Allowed in the aggregate amount of $            , consisting of principal and accrued but unpaid interest due on the 10.5% Notes.

(c) Treatment. Class 4A consists of the Old Notes Claims for the 10.5% Notes. Class 4A Claims will receive a Pro Rata share of         % of the aggregate New Common Stock and              of New Secured Notes. As of the Effective Date, the 10.5% Notes will be cancelled as set forth in Section 4.7 hereof.

3.5.2. Class 4B (Old Notes Claims of 7.375% Notes).

(a) Impairment. Class 4B is impaired, and the Holders of Claims in Class 4B are entitled to vote on the Plan.

(b) Allowance. For purposes of voting to accept or reject the Plan and distributions under the Plan, the Class 4B Claims are Allowed in the aggregate amount of $            , consisting of principal and accrued but unpaid interest due on the 7.375% Notes.

(c) Treatment. Class 4B consists of the Old Notes Claims for the 7.375% Notes. Class 4B Claims will receive a Pro Rata share of         % of the aggregate New Common Stock and              of New Secured Notes. As of the Effective Date, the 7.375% Notes will be cancelled as set forth in Section 4.7 hereof.

3.5.3. Class 5 (General Unsecured Claims).

(a) Non-Impairment. Class 5 is unimpaired, and pursuant to section 1126(f) of the Bankruptcy Code, the Holders of claims in Class 5 are conclusively presumed to have accepted the Plan and are not entitled to vote.

(b) Treatment. Class 5 consists of all General Unsecured Claims. General Unsecured Claims include trade and vendor claims. The Debtors’ records indicate approximately $ million in trade and vendor claims that would be included in Class 5 as of             , 2006. To the extent any Allowed General Unsecured Claim has not been paid or satisfied by performance in full prior to the Effective Date, the legal, equitable and contractual rights of the Holders of the Allowed Class 5 Claims are unaltered by the Plan. In full satisfaction of and in exchange for each Allowed Class 5 Claim, the Holder will: (a) to the extent such Claim is due and owing on the Effective Date, be paid in full, in cash, on the Distribution Date; (b) to the extent such Claim is not due and owing on the Effective Date, be paid in full, in cash, in accordance with the terms of any agreement between the parties, or as may be due and owing under applicable nonbankruptcy law or in the ordinary course of business; or (c) be treated on such other terms and conditions as are acceptable to the parties.

3.6. Class 6 (Intercompany Claims).

(a) Non-Impairment. Class 6 is unimpaired, and the Holders of Claims in Class 6 are conclusively presumed pursuant to section 1126(f) of the Bankruptcy Code to have accepted the Plan and are not entitled to vote.

(b) Treatment. Class 6 consists of all Intercompany Claims. To the extent any Allowed Intercompany Claim has not been paid or satisfied by performance in full prior to the Effective Date, the legal, equitable and contractual rights of the Holders of the Allowed Class 6 Claims are unaltered by the Plan. Class 6 Claims will be cured and reinstated in accordance with section 1124(2) of the Bankruptcy Code.

3.7. Treatment of Interests.

3.7.1. Class 7 (Common Stock Interests).

(a) Impairment. Class 7 is impaired, and the Holders of Interests in Class 7 are entitled to vote on the Plan.

(b) Treatment. Class 7 consists of all Interests of Holders of the Old Common Stock, including options, warrants and other equity interests of any kind, issued and outstanding on the Petition Date. On the Effective Date, Interests of Class 7 Holders shall be cancelled as set forth in Section 4.7 herein. If Class 7 votes to accept the Plan, on or as soon as practicable after the Effective Date, each Holder of the Allowed Class 7 Interests shall receive a Pro Rata share of             % of the aggregate New Common Stock.

ARTICLE IV

MEANS FOR EXECUTION AND IMPLEMENTATION OF THE PLAN

4.1. Implementation of Settlement/Restructuring Agreement. The Plan incorporates and implements a compromise and settlement with certain holders of Old Note Claims, as set forth in the Restructuring Agreement. The distributions provided for herein to holders of Claims and Interests represent the negotiated distributions as set forth in the Restructuring Agreement.

4.2. Revesting of Assets and Operations of Property. Except as otherwise set forth herein or in the Confirmation Order, as of the Effective Date, all property of the Estates shall revest in the Reorganized Debtors free and clear of all Claims, Liens, encumbrances and other Interests of the Holders of Claims or Interests. Subsidiary Equity Interests shall be retained, and the legal, equitable and contractual rights to which the holders of such Allowed Subsidiary Equity Interests are entitled shall remain unaltered. From and after the Effective Date, the Reorganized Debtors may operate their businesses and use, acquire and dispose of property and settle and compromise Claims or Interests without supervision by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules, other than those restrictions expressly imposed by the Plan and the Confirmation Order.

4.3. Retention of Causes of Action. Except to the extent such rights, Claims, causes of action, defenses, and counterclaims are expressly and specifically released in connection with the Plan, or in any settlement agreement approved during the Chapter 11 Cases: (1) any and all rights, Claims, causes of action (including avoidance actions or recovery actions under Chapter 5 of the Bankruptcy Code), defenses, and counterclaims of or accruing to the Debtors or their Estates shall remain assets of and vest in the Reorganized Debtors, whether or not litigation relating thereto is pending on the Effective Date, and whether or not any such rights, claims, causes of action, defenses, and counterclaims have been listed or referred to in the Plan, the Schedules, or any other document Filed with the Bankruptcy Court, and (2) neither the Debtors nor the Reorganized Debtors waive, relinquish, or abandon (nor shall they be estopped or otherwise precluded from asserting) any right, Claim, cause of action, defense, or counterclaim that constitutes property of the Estates: (a) whether or not such right, Claim, cause of action, defense, or counterclaim has been listed or referred to in the Plan or the Schedules, or any other document Filed with the Bankruptcy Court, (b) whether or not such right, Claim, cause of action, defense, or counterclaim is currently known to the Debtors, and (c) whether or not a defendant in any litigation relating to such right, Claim, cause of action, defense, or counterclaim Filed a proof of Claim in the Chapter 11 Cases, Filed a notice of appearance or any other pleading or notice in the Chapter 11 Cases, voted for or against the Plan, or received or retained any consideration under the Plan. Without in any manner limiting the generality of the foregoing, notwithstanding any otherwise applicable principle of law or equity, including, without limitation, any principles of judicial estoppel, res judicata, collateral estoppel, issue preclusion, or any similar doctrine, the failure to list, disclose, describe, identify, or refer to a right, Claim, cause of action, defense, or counterclaim, or potential right, Claim, cause of action, defense, or counterclaim, in the Plan, the Schedules, or any other document Filed with the Bankruptcy Court shall in no manner waive, eliminate, modify, release, or alter the Reorganized Debtors’ right to commence, prosecute, defend against, settle, and realize upon any rights, Claims, causes of action, defenses, or counterclaims that the Debtors or the Reorganized Debtors has, or may have, as of the Confirmation Date. The Reorganized Debtors may commence, prosecute, defend against, settle, and realize upon any rights, Claims, causes of action, defenses, and counterclaims in their sole discretion, in accordance with what is in the best interests, and for the benefit, of the Reorganized Debtors.

4.4. Corporate Matters Regarding the Reorganized Debtors. The Reorganized Debtors shall continue to exist after the Effective Date as separate corporate entities in accordance with applicable nonbankruptcy law. On the Effective Date or as soon as practicable thereafter, the Reorganized Debtors shall (to the extent necessary) file with the Secretary of State of the State of Delaware in accordance with sections 103 and 303 of the Delaware General Corporation Law, the Restated Corporate Documents. The form of the Restated Corporate Documents shall be Filed as a Plan Supplement to the Plan on or before the Plan Supplement Filing Date. The Restated Corporate Documents are authorized and directed without the need for any further corporate action, under applicable law, regulation, order, rule or otherwise. On and after the Effective Date, the Restated Corporate Documents shall govern the Reorganized Debtors’ operation, unless amended or modified.

4.5. Management of the Reorganized Debtors. On the Effective Date, the Estates will revest in the Reorganized Debtors and the Debtors’ management control and operation will continue to be the general responsibility of the Reorganized Debtors’ board of directors in accordance with applicable non-bankruptcy law.

4.5.1. Board Of Directors. The initial Board of Directors of the Reorganized Debtors shall consist of members. On or before the Plan Supplement Filing Date, the Debtors shall File with the Bankruptcy Court a schedule setting forth the names of the persons to be appointed to the Board of Directors of the Reorganized Debtors pursuant to this section. The initial Board of Directors of the Reorganized Debtors shall serve until the first annual meeting of the holders of the New Common Stock. Thereafter, the Board of Directors of the Reorganized Debtors will be elected in accordance with the Restated Corporate Documents set forth in Section 4.5 below and applicable non-bankruptcy law.

4.5.2. Management. On or before the Plan Supplement Filing Date, the Debtors will File a Plan Supplement disclosing such additional information as is necessary to satisfy section 1129(a)(5) of the Bankruptcy Code including (1) the identity and affiliation of any other individual who is proposed to serve as an officer or director of the Reorganized Debtors; (2) the identity of any other insider who will be employed or retained by the Reorganized Debtors; and (3) the compensation for each such individual.

4.6. Restated Corporate Documents. On the date the Plan becomes effective, the restated certificate of incorporation will be amended and restated to include (i) the amendments necessary to effect the terms of the Plan and (ii) in accordance with section 1123(a)(6) of the Bankruptcy Code, a prohibition on the issuance of non-voting equity securities and in form and substance subject to Approval of the Signing Noteholders.

4.7. Cancellation of Existing Securities and Indebtedness. Except for the purposes of evidencing a right to distribution under the Plan and except as expressly provided in the Plan or the Confirmation Order and provided distributions under Plan are made, on the Effective Date, all Notes, Indentures, Instruments and other documents evidencing the Claims or Interests classified in Classes 4A, 4B and 7 hereof, inclusive, shall be cancelled and deemed terminated. Without limiting the generality of the foregoing, on the Effective Date, each of the following shall be deemed cancelled:

(a) 10.5% Notes;

(b) 7.375 % Notes;

(c) Any current Interests including Old Common Stock, options and warrants, but excluding Subsidiary Equity Interests.

4.8. Authorization and Issuance of New Stock. On the Effective Date, the Reorganized Debtors will issue an aggregate of          million shares of New Common Stock. The holders thereof will have no preemptive or other rights to subscribe for additional shares. The Confirmation Order shall provide that the issuance of New Common Stock shall be exempt from the registration requirements of the Securities Act of 1933, as amended, in accordance with section 1145 of the Bankruptcy Code.

The Confirmation Order will provide that the issuance and distribution of the New Common Stock by the Reorganized Debtors in accordance with the Plan is authorized and directed without the need for any further corporate action or authorization under applicable law, regulation, rule, order or otherwise.

4.9. Authorization and Issuance of New Secured Notes. On the Effective Date, the Reorganized Debtors will issue an aggregate of $         million of New Secured Notes to holders of Allowed Class 4A Claims and Allowed Class 4B Claims. The Confirmation Order shall provide that the issuance of New Secured Notes shall be exempt from the registration requirements of the Securities Act of 1933, as amended, in accordance with section 1145 of the Bankruptcy Code.

4.10. Distributions to Allowed Claims and Interests. All distributions required under the Plan to Holders of Allowed Claims and Allowed Interests shall be made by a Disbursing Agent pursuant to the Disbursing Agreement. The Disbursing Agent may designate, employ or contract with other entities to assist in or perform the distributions. The Disbursing Agent and such other entities will serve without bond.

4.10.1. Distribution Date. The Distribution Date shall occur on the date occurring on or as soon as practicable after the later of:

(a) the Effective Date; and

(b) the date when a Claim becomes an Allowed Claim or an Interest becomes an Allowed Interest.

4.10.2. Distribution Record Date. Only Holders of record of Old Notes Claims and, to the extent Class 7 has voted to accept the Plan, Old Common Stock Interests as of the Distribution Record Date shall be entitled to receive the distributions provided for in Section 3.5.1, Section 3.5.2 and Section 3.7.1 of the Plan. As of the close of business on the Distribution Record Date, the respective transfer ledgers in respect of the Old Notes and Old Common Stock will be closed, for purposes of making the distributions required in accordance with the provisions of the Plan. The Debtors and the Disbursing Agent will have no obligation to recognize any transfer of Old Notes and Old Common Stock occurring after the Distribution Record Date for purposes of such distributions. The Debtors and the Disbursing Agent will recognize and, for purposes of making such distributions under the Plan, deal only with those Holders of record reflected on the transfer ledgers maintained by the registrars for the Old Notes and Old Common Stock as of the close of business on the Distribution Record Date, provided that nothing contained in the Plan will be deemed to prohibit or otherwise restrict the right of any such Holder to transfer such securities at any time.

4.10.3. Delivery of and Unclaimed Distributions. Distributions to Holders of Allowed Claims and Allowed Interests will be made at the address of each such Holder as set forth on the schedules Filed by the Debtors with the Bankruptcy Court unless superseded by the address as set forth on the proofs of Claim or proofs of Interest filed by such Holder or other writings notifying the Debtors of a change of address (or at the last known address of such Holder if no proof of Claim or proof of Interest is filed or if the Debtors have not been notified in writing of a change of address), or in the case of Holders of Old Notes Claims or Old Common Stock Interests may be made at the addresses of the registered Holders contained in the records of the registrar as of the Distribution Record Date, except as provided below. If any Holder’s distribution is returned as undeliverable, no further distributions to such Holder will be made, unless and until the Debtors or the Disbursing Agent are notified of such Holder’s then current address, at which time all missed distributions will be made to such Holder together with any interest or dividends earned thereon. Amounts in respect of undeliverable distributions made through a Disbursing Agent will be returned to such Disbursing Agent making such distribution until such distributions are claimed. All claims for undeliverable distributions will be made on or before the later of the second anniversary of the Effective Date and the date that is 90 days after such Claim is Allowed. After such date all unclaimed property held by the Disbursing Agent for distribution to Holders will be returned to the Debtors and the Claim of any Holder with respect to such property will be discharged and forever barred

4.11. Satisfaction of Claims or Interests. Unless otherwise provided herein, any distributions and deliveries to be made on account of Allowed Claims or Allowed Interests shall be in complete settlement, satisfaction and discharge of such Allowed Claims or Allowed Interests.

4.12. Rights and Powers of Disbursing Agent.

4.12.1. Powers of the Disbursing Agent. The Disbursing Agent shall be empowered to (i) effect all actions and execute all agreements, Instruments, and other documents necessary to perform its duties under the Plan, (ii) make all distributions contemplated hereby, (iii) employ professionals to represent it with respect to its responsibilities, and (iv) exercise such other powers as may be vested in the Disbursing Agent by order of the Bankruptcy Court, pursuant to the Plan, or as deemed by the Disbursing Agent to be necessary and proper to implement the provisions hereof.

4.12.2. Expenses Incurred on or After the Effective Date. Except as otherwise ordered by the Bankruptcy Court, the amount of any reasonable fees and expenses incurred by the Disbursing Agent or the Old Indenture Trustees on or after the Effective Date (including, without limitation, taxes) and any reasonable compensation and expense reimbursement claims (including, without limitation, reasonable attorney and other professional fees and expenses) made by the Disbursing Agent or the Old Indenture Trustees shall be paid in Cash by the Reorganized Debtors.

4.13. Surrender of Instruments. Unless otherwise provided herein, as a condition to receiving any distribution under the Plan, each Holder of a Claim or Interest represented by an Instrument, including notes and stock certificates, may be required to surrender such Instrument held by it to the Disbursing Agent or its designee accompanied by a letter of transmittal. Any Holder that fails to (i) surrender such Instrument or (ii) execute and deliver an affidavit of loss and/or indemnity reasonably satisfactory to the Disbursing Agent and furnish a bond in form, substance, and amount reasonably satisfactory to the Disbursing Agent before the first anniversary of the Effective Date shall be deemed to have forfeited all rights and claims and may not participate in any distribution under the Plan in respect of such Claim or Interest. Any distribution so forfeited shall become the sole and exclusive property of the Reorganized Debtors.

4.14. Manner of Payment Under Plan of Reorganization. Except as specifically provided herein, at the option of the Debtors, any Cash payment to be made hereunder may be made by a check or wire transfer or as otherwise required or provided in applicable agreements.

4.15. Fractional Shares. No fractional shares of New Common Stock will be issued. For purposes of Plan distributions, fractional shares of New Common Stock shall be rounded down to the next whole number or zero, as applicable. Neither the Debtors, the Reorganized Debtors nor the Disbursing Agent shall have any obligation to make a distribution that is less than one (1) share of New Common Stock.

4.16. Exemption From Securities Laws. The issuance of the New Common Stock and New Secured Notes pursuant to the Plan shall be exempt from any federal, state or local laws requiring registration for the offer and sale of such securities or registration or licensing of an issuer of, underwriters of, or broker or dealer in, such securities, to the fullest extent permitted by section 1145 of the Bankruptcy Code.

4.17. Withholding and Reporting Requirements. In connection with this Plan and all distributions hereunder, the Disbursing Agent shall, to the extent applicable, comply with all tax withholding and reporting requirements imposed by any federal, state, local, or foreign taxing authority, and all distributions hereunder shall be subject to any such withholding and reporting requirements. The Disbursing Agent shall be authorized to take all actions necessary or appropriate to comply with such withholding and reporting requirements.

4.18. Setoffs. Other than in respect to the Secured Revolving Credit Facility, the Silver Consignment and Forward Contracts Facility and the Old Notes, the Reorganized Debtors may, but shall not be required to, set off against any Claim, and the payments or other distributions to be made pursuant to this Plan in respect of such Claim, claims of any nature whatsoever that the Debtors or Reorganized Debtors may have against the Claim’s Holder; provided, however, that neither the failure to do so nor the allowance of any Claim hereunder shall constitute a waiver or release by the Reorganized Debtors of any claim that the Debtors or Reorganized Debtors may have against such Holder. Nothing in this Plan shall be deemed to expand rights to setoff under applicable non-bankruptcy law.

4.19. General Unsecured Claims. Notwithstanding the contents of the Schedules, Claims listed therein as undisputed, liquidated and not contingent shall be reduced by the amount, if any, that was paid by the Debtors prior to the Distribution Record Date, including pursuant to orders of the Bankruptcy Court. To the extent such payments are not reflected in the Schedules, such Schedules will be deemed amended and reduced to reflect that such payments were made. Nothing in the Plan shall preclude the Reorganized Debtors from paying Claims that the Debtors were authorized to pay pursuant to any Final Order entered by the Bankruptcy Court prior to the Confirmation Date.

4.20. Disputed Claims And Disputed Interests.

4.21.1 Procedures; Estimation. Holders of Administrative Expenses, Claims and Interests need not file proofs of Claim with the Bankruptcy Court and shall be subject to the Bankruptcy Court process only to the extent provided in the Plan. On and after the Effective Date, except as otherwise provided herein, all Allowed Claims shall be paid in the ordinary course of business of the Reorganized Debtor. The Debtors (or the Reorganized Debtors) shall make such distributions in accordance with the books and records of the Debtors as of the Confirmation Date. Except as otherwise provided herein, unless disputed by a holder of a Claim or Interest, the amount set forth in the books and records of the Debtors shall constitute the amount of the Allowed Claim or Allowed Interest of such Holder.

If the Debtors dispute any Claim or the Holder of a Claim disputes the amount of a distribution made on account of such Claim, such dispute shall be determined, resolved or adjudicated, as the case may be, in a manner as if the Chapter 11 Case had not been commenced and shall survive the Effective Date as if the Chapter 11 Case had not been commenced, provided, however, that the Debtors may elect, at their option but with the Consent of the Signing Noteholders, to object under section 502 of the Bankruptcy Code with respect to any proof of Claim filed by or on behalf of a Holder of a Claim. In addition, the Debtors (or the Reorganized Debtors, as applicable) may, at any time, request that the Bankruptcy Court estimate any contingent or unliquidated Claim pursuant to section 502(c) of the Bankruptcy Code regardless of whether the Debtors (or the Reorganized Debtors, as applicable) have previously objected to such Claim or whether the Bankruptcy Court has ruled on any such objection, and the Bankruptcy Court shall retain jurisdiction to estimate any Claim at any time during litigation concerning any objection to any Claim, including during the pendency of any appeal relating to any such objection. In the event the Bankruptcy Court estimates any contingent or unliquidated Claim, such estimated amount shall constitute either the Allowed amount of such Claim or a maximum limitation on such Claim, as determined by the Bankruptcy Court. If the estimated amount constitutes a maximum limitation on such Claim, the Debtors (or the Reorganized Debtors, as applicable) may elect to pursue any supplemental proceedings to object to any ultimate payment on such Claim. All of the aforementioned Claims and Interests objection, estimation, and resolution procedures are cumulative and are not necessarily exclusive of one another. Claims may be estimated and thereby resolved by any permitted mechanism.

4.21.2. No Distributions Pending Allowance. No payments or distributions shall be made with respect to the Disputed portion of an Administrative Expense, Claim or Interest unless and until all objections to such Disputed amount have been settled or withdrawn or have been determined by Final Order, and the Disputed Administrative Expense, Disputed Claim or Disputed Interest has become an Allowed Administrative Expense, Claim or Interest. Holders of Administrative Expenses, Claims or Interests shall be entitled to receive payment for the undisputed, Allowed portion of such Administrative Expense, Claim or Interest.

4.21.3. Distribution on Disputed Administrative Expenses, Claims and Interests. Distributions on account of Disputed Administrative Expenses, Claims and Interests shall be made as those Disputed Administrative Expenses, Claims and Interests become Allowed Administrative Expenses, Claims and Interests, as applicable, by a Final Order, without payment of interest. Beginning on the date that is sixty (60) days after the Effective Date, and every sixty (60) days thereafter until all Disputed Administrative Expenses, Claims and Interests are resolved, the Disbursing Agent shall make a distribution of property (without any interest whatsoever) to each holder of a Disputed Administrative Expense, Claim or Interest whose Claim or Interest became an Allowed Administrative Expense, Claim or Interest in the preceding sixty (60) days, to the same extent as if such holder’s Administrative Expense, Claim or Interest had been Allowed on the Effective Date.

The holder of a Disputed Claim who asserts a right of setoff shall retain such right, subject to any defenses of the Debtor or the Reorganized Debtor, until the earlier of the time when (i) such Disputed Claim becomes Allowed, in whole or in part or (ii) such claim is expunged or disallowed by entry of an order of the Bankruptcy Court.

4.21. Effectuating Documents; Further Transactions. The Debtors or the Reorganized Debtors (as the case may be) are authorized to execute, deliver, File, or record such contracts, Instruments, releases, indentures, and other agreements or documents, and take such actions, as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan with Consent of the Signing Noteholders. The secretary or any assistant secretary of the Debtors or the Reorganized Debtors is authorized to certify or attest to any of the foregoing actions.

4.22. Exemption From Certain Transfer Taxes. Pursuant to section 1146(c) of the Bankruptcy Code, any transfers from the Debtors to the Reorganized Debtors or any other person or entity pursuant to the Plan shall not be subject to any document recording tax, stamp tax, conveyance fee, intangibles or similar tax, mortgage tax, stamp act, real estate transfer tax, mortgage recording tax, or other similar tax or governmental assessment, and the Confirmation Order shall direct the appropriate state or local governmental officials or agents to forego the collection of any such tax or governmental assessment and to accept for filing and recordation any of the foregoing Instruments or other documents without the payment of any such tax or governmental assessment.

4.23. Payment of Statutory Fees. On or before the Effective Date, all fees payable pursuant to 28 U.S.C. 1930, as determined by the Bankruptcy Court at the Confirmation Hearing, shall be paid to the U.S. Trustee, in Cash.

4.24. “Change of Control” Provisions. Notwithstanding anything to the contrary contained in this Plan, the Old Indentures, or any executory contract to which any of the Debtors is a party, the transactions to be consummated in accordance with the Plan shall not create, or be deemed to create, (a) any right on the part of the Holder of an Old Note to require that any of the Debtors or the Reorganized Debtors repurchase such Holder’s Old Note or (b) any other claim in connection therewith, upon a “Change of Control,” as such term may be defined in any of the Old Note Indentures or in any executory contract being assumed pursuant to the Plan.

ARTICLE V

EXECUTORY CONTRACTS AND UNEXPIRED LEASES

5.1.1. Assumption. On the Effective Date, and to the extent permitted by applicable law, all of the Debtors executory contracts and unexpired leases will be assumed by the Debtors, unless such executory contract or unexpired lease:

(a) was previously assumed or rejected by the Debtors and with respect to such contracts and leases that have outstanding obligations on the part of the Debtors of $            , with the Consent of the Signing Noteholders;

(b) previously expired or terminated pursuant to its own terms;

(c) is the subject of a motion to reject filed on or before the Confirmation Date and with respect to such contracts and leases that have outstanding obligations on the part of the Debtors of $            , with the Consent of the Signing Noteholders; or

(d) is otherwise expressly provided for in this Plan or any contract, Instrument or agreement entered into in contemplation of this Plan and with respect to such contracts and leases that have outstanding obligations on the part of the Debtors of $            , with the Consent of the Signing Noteholders.

5.1.2. Pass-Through. Any rights or arrangements necessary or useful to the operation of the Debtors’ businesses but not otherwise addressed as a claim or equity interest, including non-exclusive or exclusive patent, trademark, copyright, maskwork or other intellectual property licenses and other executory contracts not assumable under section 365(c) of the Bankruptcy Code, shall, in the absence of any other treatment, be passed through the bankruptcy proceedings for the Debtors and the Debtors’ counterparty’s benefit, unaltered and unaffected by the bankruptcy filings or the Chapter 11 Cases.

5.1.3. Assumed Executory Contracts and Unexpired Leases Related to Real Property. Each executory contract and unexpired lease that is assumed and relates to the use, ability to acquire, or occupancy of real property will include (a) all modifications, amendments, supplements, restatements, or other agreements made directly or indirectly by any agreement, instrument, or other document that in any manner affect such executory contract or unexpired lease, and (b) all executory contracts or unexpired leases and other rights appurtenant to the property, including all easements, licenses, permits, rights, privileges, immunities, options, rights of first refusal, powers, uses, reciprocal easement agreements, vaults, tunnel or bridge agreements or franchises, and any other equity interests in real estate or rights in rem related to such premises, unless any of the foregoing agreements has been rejected pursuant to an order of the Bankruptcy Court or is the subject of a motion to reject filed on or before the Confirmation Date.

5.2. Cure Costs and Bar Dates.

5.2.2. Cure. Except to the extent different treatment is agreed to among the parties, any monetary amounts by which each executory contract and unexpired lease to be assumed pursuant to the Plan is in default will be satisfied, under Section 365(b)(1) of the Bankruptcy Code, at the Debtors’ option by the payment of Cash or distribution of other property as necessary to cure any defaults. If there is a dispute regarding (i) the nature or amount of any cure, (ii) the Debtors’ ability or the ability of the Debtors’ assignees to provide “adequate assurance of future performance” (within the meaning of section 365 of the Bankruptcy Code) under the contract or lease to be assumed, or (iii) any other matter pertaining to assumption, cure will occur following the entry of a Final Order resolving the dispute and approving the assumption or assumption and assignment, as the case may be.

5.2.3. Bar Date for Filing Claims for Rejection Damages. If the rejection of an executory contract or unexpired lease gives rise to a Claim, a proof of Claim must be served upon the Debtors and the Debtors’ counsel within 30 days after the later of:

(a) notice of entry of the Confirmation Order; or

(b) other notice that the executory contract or unexpired lease has been rejected.

Any Claim not served within such time period will be forever barred. Each such Claim will constitute a Class 5 Claim, to the extent such Claim is Allowed by the Bankruptcy Court.

5.3. Survival of Indemnification and Corporation Contribution. Notwithstanding anything to the contrary contained in the Plan, the obligations of the Debtors, if any, to indemnify and/or provide contribution to its directors, officers, agents, employees and representatives who are serving in such capacity on the Petition Date, pursuant to the Corporate Documents, applicable statutes or contractual obligations, in respect of all past, present and future actions, suits and proceedings against any of such directors, officers, agents, employees and representatives, based on any act or omission related to the service with, for or on behalf of the Debtors, will be deemed and treated as executory contracts that are assumed by the applicable Debtor or Reorganized Debtor pursuant to the Plan and section 365 of the Bankruptcy Code as of the Effective Date. Accordingly, such indemnification obligations will not be discharged, but will instead survive and be unaffected by entry of the Confirmation Order.

ARTICLE VI

ACCEPTANCE OR REJECTION OF THE PLAN

6.1. Classes Entitled To Vote. The only impaired classes of Claims or Interests that will (or may) receive or retain property or any interest in property under the Plan, and that are entitled to vote to accept or reject the Plan are Class 4A Old Notes Claims, Class 4B Old Notes Claims and Class 7 Old Common Stock Interests. Classes 1, 2, 3, 5 and 6 are unimpaired. By operation of law, each unimpaired Class of Claims is deemed to have accepted the Plan and, therefore, is not entitled to vote.

6.2. Acceptance by Class. Classes 4A, 4B and 7 shall have accepted the Plan if (i) the Holders of at least two-thirds in amount of the Allowed Claims or Interests actually voting in Classes 4A, 4B and 7 have voted to accept the Plan, and (ii) the Holders of more than one-half in number of the Allowed Claims or Interests actually voting in Classes 4A, 4B and 7 have voted to accept the Plan, in each case not counting the vote of any Holder designated pursuant to section 1126(e) of the Bankruptcy Code.

6.3. Cramdown. To the extent necessary, the Debtors shall request Confirmation of the Plan, as it may be modified from time to time, under section 1129(b) of the Bankruptcy Code. The Debtors reserve the right, subject to the terms of the Restructuring Agreement, to modify the Plan to the extent, if any, that Confirmation pursuant to section 1129(b) of the Bankruptcy Code requires modification.

ARTICLE VII

RELEASES AND INJUNCTIONS

7.1. Debtors’ Releases. As of the Effective Date, the Debtors, the Reorganized Debtors and any successors shall be deemed, to the maximum extent permitted by applicable law, to forever release, waive and discharge all claims, obligations, suits, judgments, damages, demands, debts, rights, causes of action and liabilities whatsoever in connection with or related to the Debtors or the Reorganized Debtors, the Chapter 11 Cases or the Plan and the Old Notes (other than the rights of the Debtors and Reorganized Debtors and any successors to enforce the Plan and the contracts, Instruments, releases, indentures, and other agreements or documents assumed, passed through or delivered in connection with such plan) and whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, then existing or thereafter arising, in law, equity or otherwise that are based in whole or part on any act, omission, transaction, event or other occurrence taking place on or prior to the Effective Date and in any way relating to the Debtors, Reorganized Debtors or any successors or their property, the Chapter 11 Cases, the Plan, or the Ad Hoc Old Noteholders’ Committee and its members and advisors and that may be asserted by or on behalf of the Debtors, the Reorganized Debtors, the Holders of Old Notes (including the Ad Hoc Old Noteholders’ Committee and its members and advisors), the Old Notes Indenture Trustee and any successors or their property and against each of their directors, officers, employees, agents, financial advisors, representatives, affiliates, attorneys and professionals as of the Effective Date; provided, however, that such releases shall not operate as a waiver or release of the Voluntary Petitions or any causes of action arising out of (x) any express contractual obligation owing by any such director, officer, or employee agent, financial advisor, representative, affiliate, attorney or professional, or (y) the willful misconduct, gross negligence, intentional fraud or criminal conduct of such director, officer, or employee agent, financial advisor, representative, affiliate or professional.

7.2. Releases by Holders of Claims and Interests. As of the Effective Date, for good and valuable consideration, the adequacy of which is hereby confirmed, each holder of a Claim (including an Old Note Claim), and Old Common Stock Interest that votes in favor of the Plan (or is deemed to accept the Plan), and to the fullest extent permissible under applicable law, as such law may be extended or integrated after the Effective Date, each holder of a Claim or Interest that does not vote to accept the Plan, shall be deemed to unconditionally, forever release, waive and discharge all Claims, Interests, suits, judgments, damages, demands, debts, rights, causes of action and liabilities whatsoever in connection with or related to the recapitalization and restructuring efforts undertaken by the Debtors, the Chapter 11 Cases, the Plan or the Old Notes (other than the rights to enforce the Plan and the contracts, Instruments, releases, indentures, and other agreements or documents assumed, passed through or delivered in connection with such Plan) whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, then existing or thereafter arising, in law, equity or otherwise that are based in whole or part on any act, omission, transaction, event or other occurrence taking place on or prior to the Effective Date in any way relating to the Debtors, the Reorganized Debtors and any successors, the Voluntary Petitions, the Plan or the Ad Hoc Old Noteholders’ Committee and its members and advisors, against (i) the Debtors, the Reorganized Debtors and any successors, (ii) the Debtors’ present and former directors, officers, employees, agents, financial advisors, attorneys and professionals, and (iii) the Ad Hoc Old Noteholders’ Committee and its members and advisors; provided, however, that the foregoing shall not waive or release any causes of action arising out of (x) any express contractual obligation owing by any such director, officer, employee, agent, financial advisor, attorney or professional of the Debtors, the Reorganized Debtors and any successors, or (y) the willful misconduct, gross negligence, intentional fraud or criminal conduct of such director, officer, or employee of the Debtors.

7.3. Exculpations. The Debtors, the Reorganized Debtors, the Estates, any official committee appointed in the Chapter 11 Cases, the Ad Hoc Old Noteholders’ Committee and their respective members, equity holders, affiliates, officers, directors, agents, financial advisors, independent accountants, attorneys, employees and representatives and their respective property shall have no liability to any holder of any Claim or Interest or any other Person for any act or omission in connection with, arising out of, or relating to the Plan, the solicitation of votes for and the pursuit of confirmation of the Plan, the consummation of the Plan, or the administration of the Chapter 11 Cases, the Plan or the property to be distributed under the Plan, whether for tort, contract, violations of federal, state or foreign securities laws, or otherwise, whether known or unknown, foreseen or unforeseen, existing or hereafter arising; provided, however, that nothing herein shall release any entity from any claims, obligations, rights causes of action or liabilities arising out of such entity’s fraud, gross negligence, criminal liability or willful misconduct.

Notwithstanding any other provisions of this Plan, no holder of a Claim or Interest, no other party in interest, none of their respective agents, employees, equity holders, partners, members, representatives, financial advisors, attorneys, professionals, affiliates, or representatives, and no successors or assigns of the foregoing, shall have any right of action against the Reorganized Debtors, the Estates, the Ad Hoc Old Noteholders’ Committee, any official committee appointed in the Chapter 11 Cases, or any of their agents or representatives, or any of their respective present or former members, officers, directors, employees, equity holders, partners, professionals, affiliates, or representatives or any of their successors or assigns, for any act or omission in connection with, relating to, or arising out of, or relating to, the Exchange Offer, the Plan, the solicitation of votes for and the pursuit of confirmation of the Plan, the consummation of the Plan, or the administration of the Chapter 11 Cases, the Plan or the property to be distributed under the Plan, whether for tort, contract, violations of federal, state or foreign securities laws, or otherwise, whether known or unknown, foreseen or unforeseen, existing or hereafter arising; provided, however, that nothing herein shall release any entity from any claims, obligations, rights, causes of action or liabilities arising out of such entity’s fraud, gross negligence, criminal liability or willful misconduct.

The foregoing exculpation shall not, however, limit, abridge or otherwise affect the rights, if any, of the Reorganized Debtors to enforce, sue on, settle, or comprise the claims, rights or causes of action, suits or proceedings retained in the Plan.

7.4. Injunctions. Except as otherwise provided in the Plan or the Confirmation Order, and in addition to the injunction provided under sections 524(a) and 1141 of the Bankruptcy Code, as of the Effective Date, all entities that have held, currently hold or may hold a Claim, demand, debt, right, cause of action or liability that is discharged or released pursuant to the Plan or any Interests or other rights which are terminated or any other party in interest are permanently enjoined and precluded from asserting or taking any of the following actions on account of such discharged, terminated or released Claims, Interests, obligations, suits, judgments, damages, demands, debts, rights, causes of action or liabilities against the Debtors or the Debtors’ properties: (i) commencing or continuing in any manner any action or other proceeding; (ii) enforcing, attaching, collecting or recovering in any manner any judgment, award, decree or order; (iii) creating, perfecting or enforcing any lien or encumbrance; (iv) asserting a setoff, right of subrogation or recoupment of any kind against any debt, liability or obligation due or payable to us; and (v) commencing or continuing any action, in any manner, in any place that does not comply with or is inconsistent with the provisions of the this Plan or the Confirmation Order.

7.4.1. Violation of Injunctions. Any person injured by any willful violation of such injunction may recover actual damages, including costs and attorneys’ fees and, in appropriate circumstances, may recover punitive damages from the willful violator.

7.4.2. Consent to Injunctions. By accepting distributions or other benefits pursuant to the this Plan, each Holder of an Allowed Claim and Allowed Interest receiving distributions pursuant to the Plan shall be deemed to have specifically consented to the injunctions set forth in the Plan.

7.5. Discharge of Debtors. The rights afforded in the Plan and the treatment of all Claims and Interests therein shall be in exchange for and in complete satisfaction, discharge and release of all Claims and Interests of any nature, whatsoever, including any interest accrued on such Claims from and after the Petition Date against the Debtors, the Debtors in Possession, or any of its assets or properties. Except as otherwise provided in the Plan or the Confirmation Order, on or after the Effective Date: (i) the Debtors shall be deemed discharged and released to the fullest extent permitted by section 1141 of the Bankruptcy Code from all Claims and Interests, including Claims and Interests that arose before the Effective Date and all debts of the kind specified in sections 502(g), 502(h) or 502(i) of the Bankruptcy Code whether or not: (a) a proof of Claim or proof of Interest based on such debt or interest is Filed or deemed Filed pursuant to section 501 of the Bankruptcy Code, (b) a Claim or Interest based on such debt or interest is allowed pursuant to section 502 of the Bankruptcy Code, or (c) the Holder of a Claim or Interest based on such debt, Claim or Interest has accepted the Plan; and (ii) all persons shall be precluded from asserting against the Reorganized Debtors, its successors or their assets or properties any other or future Claims or Interests based upon any act or omission, transaction or other activity of any kind or nature that occurred before the Effective Date.

ARTICLE VIII

MISCELLANEOUS PROVISIONS

8.1. Amendment, Modification and Severability of Plan Provisions. If, prior to Confirmation, any term or provision hereof is held by the Bankruptcy Court to be invalid, void, or unenforceable, the Bankruptcy Court, at the request of the Debtors and with the Consent of the Signing Noteholders, shall have the power to alter and interpret such term or provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void, or unenforceable, and such term or provision shall then be applicable as altered or interpreted. Notwithstanding any such holding, alteration, or interpretation, the remainder of the terms and provisions hereof shall remain in full force and effect and shall in no way be affected, impaired, or invalidated by such holding, alteration, or interpretation. The Confirmation Order shall constitute a judicial determination and shall provide that each term and provision hereof, as it may have been altered or interpreted in accordance with the foregoing, is valid and enforceable pursuant to its terms.

(a) The Plan may be amended or modified before the Effective Date by the Debtors to the extent provided by section 1127 of the Bankruptcy Code and consistent with the Restructuring Agreement.

(b) The Debtors reserve the right, with the Consent of the Signing Noteholders, to modify or amend the Plan upon a determination by the Bankruptcy Court that the Plan, as it is currently drafted, is not confirmable pursuant to section 1129 of the Bankruptcy Code. To the extent such a modification or amendment is permissible under section 1127 of the Bankruptcy Code and the Restructuring Agreement, without the need to resolicit acceptances, the Debtors reserve the right to sever any provisions of the Plan that the Bankruptcy Court finds objectionable.

(c) The Debtors reserve the right to revoke or withdraw the Plan prior to the Confirmation Date with the Consent of the Signing Noteholders. If the Debtors revoke or withdraw the Plan, or if Confirmation does not occur, then the Plan shall be null and void, and nothing contained in the Plan shall: (1) constitute a waiver or release of any Claims by or against, or any Interests in, the Debtors; or (2) prejudice in any manner the rights of the Debtors in any further proceedings.

8.2. Successors and Assigns. The rights, benefits and obligations of any entity named or referred to in the Plan are binding on, and will inure to the benefit of, any permitted heirs, executors, administrators, successors or assigns of such entity.

8.3. Term of Injunctions or Stays. Unless otherwise provided herein or in the Confirmation Order, all injunctions or stays in effect in the Chapter 11 Cases under sections 105 or 362 of the Bankruptcy Code or any order of the Bankruptcy Court, and extant on the Confirmation Date (excluding any injunctions or stays contained herein or the Confirmation Order), shall remain in full force and effect until the Effective Date. All injunctions or stays contained herein or the Confirmation Order shall remain in full force and effect in accordance with their terms.

8.4. Binding Effect. This Plan shall be binding upon and inure to the benefit of the Debtors, all present and former Holders of Claims against and Interests in the Debtors, their respective successors and assigns, including the Reorganized Debtors, and all other parties-in-interest in these Chapter 11 Cases.

8.5. No Admissions. Notwithstanding anything herein to the contrary, nothing contained in the Plan shall be deemed as an admission by the Debtors with respect to any matter set forth herein including, without limitation, liability on any Claim.

8.6. Plan Supplement. Any and all exhibits, lists, or schedules referred to herein but not filed with this Plan shall be contained in the Plan Supplement and filed with the Clerk of the Bankruptcy Court at least five Business Days prior to the date of the commencement of the Confirmation Hearing. Thereafter, any Person may examine the Plan Supplement in the office of the Clerk of the Bankruptcy Court during normal court hours. Holders of Claims against or Equity Interests in the Debtors may obtain a copy of the Plan Supplement upon written request to the Debtors in accordance with Section 8.7.

8.7. Notices to Debtors. Any notice, request, or demand required or permitted to be made or provided to or upon a Debtor or a Reorganized Debtor hereunder shall be (i) in writing, (ii) served by (a) certified mail, return receipt requested, (b) hand delivery, (c) overnight delivery service, (d) first class mail, or (e) facsimile transmission, and (iii) deemed to have been duly given or made when actually delivered or, in the case of notice by facsimile transmission, when received and telephonically confirmed, addressed as follows:

WOLVERINE TUBE, INC. 200 Clinton Avenue W. Suite 1000, Huntsville, AL Attn: James E. Deason Telephone: (256) 890-0460 Facsimile: (256) 890-0470

with a copy to:

LeBOEUF LAMB, GREENE & MacRAE LLP 125 West 55th Street New York, New York 10019 Attn: Lawrence A. Larose, Esq. Telephone: (212) 424-8000 Facsimile: (212) 424-8500

ARTICLE IX

CONDITIONS TO THE EFFECTIVE DATE

9.1. Conditions. The Effective Date of the Plan shall not occur unless and until each of the conditions set forth below has been satisfied or duly waived in accordance with Section 9.2 “Waiver of Conditions” below:

9.1.1. The Confirmation Order, in form and substance reasonably satisfactory to the Debtors and counsel for the Ad Hoc Old Noteholders’ Committees, shall have been entered by the Bankruptcy Court and that order must provide, among other things, that:

(a) the Debtors are authorized and directed to take all actions necessary or appropriate to enter into, implement, and consummate the contracts, Instruments, releases, leases, indentures, and other agreements or documents created in connection with this Plan;

(b) the provisions of the Confirmation Order are non-severable and mutually dependent;

(c) all executory contracts or unexpired leases assumed or assumed and assigned by the Debtors during the Chapter 11 Cases or hereunder shall remain in full force and effect for the benefit of the Debtors or their assignees notwithstanding any provision in such contract or lease (including those described in sections 365(b)(2) and (f) of the Bankruptcy Code) that prohibits such assignment or transfer or that enables, permits, or requires termination of such contract or lease;

(d) the transfers of property by the Debtors (i) to the Reorganized Debtors (A) are or shall be legal, valid, and effective transfers of property, (B) vest or shall vest the Reorganized Debtors with good title to such property free and clear of all liens, charges, claims, encumbrances, or equity interests, except as expressly provided herein or Confirmation Order, (C) do not and shall not constitute avoidable transfers under the Bankruptcy Code or under applicable bankruptcy or nonbankruptcy law, and (D) do not and shall not subject the reorganized debtors to any liability by reason of such transfer under the Bankruptcy Code or under applicable nonbankruptcy law, including any laws affecting successor, transferee or stamp or recording tax liability and (ii) to Holders of Claims or Interests hereunder are for good consideration and value;

(e) except as expressly provided herein (or in any order of the Bankruptcy Court), upon the effectiveness of all transactions incident to and part hereof, the Debtors are discharged effective upon the Confirmation Date from any “debt” (as that term is defined in section 101(12) of the Bankruptcy Code), and the Debtors’ liability in respect thereof is extinguished completely, whether reduced to judgment or not, liquidated or unliquidated, contingent or noncontingent, asserted or unasserted, fixed or unfixed, matured or unmatured, disputed or undisputed, legal or equitable, or known or unknown, or that arose from any agreement of the Debtors that has either been assumed or rejected in the Chapter 11 Cases or pursuant hereto, or obligation of the Debtors incurred before the confirmation date, or from any conduct of the Debtors prior to the confirmation date, or that otherwise arose before the confirmation date, including all interest, if any, on any such debts, whether such interest accrued before or after the Petition Date;

(f) Interests, excluding Subsidiary Equity Interests but including options, warrants and other equity interests of any kind are discharged and cancelled;

(g) the New Secured Notes and New Common Stock issued hereunder are exempt from any federal, state or local laws requiring registration for the offer and sale of such securities or registration or licensing of an issuer of, indemnities of, or broker or dealer in, such securities, to the fullest extent permitted by section 1145 of the Bankruptcy Code; and

(h) the Debtors, the Ad Hoc Old Noteholders’ Committee and their advisors have acted in good faith with respect to the formulation, the solicitation, and confirmation of the plan, pursuant to section 1125(e) of the Bankruptcy Code.

9.1.2. All authorizations, consents, and regulatory approvals required, if any, in connection with the consummation of this Plan shall have been obtained.

9.1.3. The New Secured Notes Indenture shall be in form and substance subject to the Consent of the Signing Noteholders and shall have been executed by all necessary parties thereto and prior to, or simultaneously with, the effectiveness of this Plan, all conditions precedent thereto shall have been satisfied or waived such that it shall have become effective.

9.1.4. The Debtors shall have executed and delivered all documents necessary to effectuate the issuance of the New Secured Notes and New Common Stock.

9.1.5. Confirmation shall have occurred and the Confirmation Order shall have been entered by the Bankruptcy Court.

9.1.6. The Confirmation Order shall have become a Final Order.

9.1.7. There shall not be in effect on the Effective Date any (i) Order entered by a U.S. court or (ii) any order, opinion, ruling or other decision entered by any other court or governmental entity or (iii) United States or other applicable law staying, restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by the Plan.

9.1.8. No request for revocation of the Confirmation Order under section 1144 of the Bankruptcy Code shall remain pending.

9.1.9. The Restructuring Agreement shall not have been terminated.

9.1.10. All definitive documentation relating to the Plan and the transactions contemplated thereby shall be consistent in all material respects with the Restructuring Agreement and all other documents material to the consummation of the transactions contemplated under the Plan shall be reasonably acceptable to the Debtors and in form and substance subject to the Consent of the Signing Noteholders.

9.1.11. All other actions, documents, and agreements necessary or required to be effected or executed on or before the Effective Date as set forth in the Plan shall have been effected or executed as set forth in the Plan.

9.2. Waiver of Conditions. Each of the conditions set forth in Section 9.1 “Conditions to Effective Date” above, may be waived in whole or in part by the Debtors with the Consent of the Signing Noteholders and without any notice to other parties in interest or the Bankruptcy Court and without a hearing. The failure of the Debtors to exercise any of the foregoing rights shall not be deemed a waiver of any other rights, and each such right shall be deemed an ongoing right that may be asserted at any time.

9.3. Failure To Satisfy Conditions. The Effective Date must occur on or before the later of: (1) , 2007; or (2) such other date as is agreed to by the Debtors with the Consent of the Signing Noteholders, and if it does not occur, the Confirmation Order shall automatically be vacated. If the Confirmation Order is automatically vacated, the Plan and the Confirmation Order shall be deemed null and void, of no force or effect and shall not be used by any party for any purpose and nothing in the Plan or the Confirmation Order shall prejudice or constitute a waiver or release of any right, claim or remedy by or against the Debtors or any other party.

9.4. Substantial Consummation. On the Effective Date, the Plan shall be deemed to be substantially consummated under sections 1101 and 1127(b) of the Bankruptcy Code.

ARTICLE X

RETENTION OF JURISDICTION

10.1. Retention of Jurisdiction. Under sections 105(a) and 1142 of the Bankruptcy Code, and notwithstanding the plan’s confirmation and the occurrence of the Effective Date, the Bankruptcy Court shall retain exclusive jurisdiction (except with respect to the purposes described under clauses (a) and (n) below, with respect to which jurisdiction shall not be exclusive) over all matters arising out of or related to the Chapter 11 Cases and the Plan, to the fullest extent permitted by law, including jurisdiction to:

(a) determine any and all objections to the allowance of Claims or Interests;

(b) determine any and all motions to estimate claims at any time, regardless of whether the claim to be estimated is the subject of a pending objection, a pending appeal, or otherwise;

(c) determine any and all motions to subordinate Claims or Interests at any time and on any basis permitted by applicable law;

(d) hear and determine all Administrative Claims;

(e) hear and determine all matters with respect to the assumption or rejection of any executory contract or unexpired lease to which one or more of the Debtors are parties or with respect to which a one or more of the Debtors may be liable, including, if necessary, the nature or amount of any required cure or the liquidation of any claims arising therefrom;

(f) hear and determine any and all adversary proceedings, motions, applications, and contested or litigated matters arising out of, under, or related to, the Chapter 11 Cases;

(g) enter such orders as may be necessary or appropriate in aid of the consummation hereof and to execute, implement, or consummate the provisions hereof and all contracts, instruments, releases, and other agreements or documents created in connection with the Plan or the Confirmation Order;

(h) hear and determine disputes arising in connection with the interpretation, implementation, consummation, or enforcement hereof and all contracts, instruments, and other agreements executed in connection with the Plan;

(i) hear and determine any request to modify the Plan or to cure any defect or omission or reconcile any inconsistency herein or any order of the Bankruptcy Court;

(j) issue and enforce injunctions or other orders, or take any other action that may be necessary or appropriate to restrain any interference with or compel action for the implementation, consummation, or enforcement hereof or the Confirmation Order;

(k) enter and implement such orders as may be necessary or appropriate if the Confirmation Order is for any reason reversed, stayed, revoked, modified, or vacated;

(l) hear and determine any matters arising in connection with or relating hereto, the Confirmation Order or any contract, instrument, release, or other agreement or document created in connection with the plan or the Confirmation Order;

(m) enforce all orders, judgments, injunctions, releases, exculpations, indemnifications and rulings entered in connection with the Chapter 11 Cases;

(n) recover all assets of the Debtors and property of the Debtors’ Estates, wherever located;

(o) hear and determine matters concerning state, local, and federal taxes in accordance with sections 346, 505, and 1146 of the Bankruptcy Code;

(p) hear and determine all disputes involving the existence, nature, or scope of the discharge of the Debtors;

(q) hear and determine such other matters as may be provided in the Confirmation Order or as may be authorized under, or not inconsistent with, provisions of the Bankruptcy Code; and

(r) enter a final decree closing the Chapter 11 Cases.

ARTICLE XI

CONFIRMATION REQUEST

The Debtors requests Confirmation of the Plan under section 1129 of the Bankruptcy Code. If any Impaired Class does not accept the Plan pursuant to section 1126 of the Bankruptcy Code, the Debtors request Confirmation pursuant to section 1129(b) of the Bankruptcy Code. In that event, the Debtors reserve the right to modify the Plan to the extent (if any) that Confirmation of the Plan under section 1129(b) of the Bankruptcy Code requires modification.

Plan Proposed By:

WOLVERINE TUBE, INC., et al

By:
James E. Deason
Chief Financial Officer

Plan Presented By:

LeBoeuf, Lamb, Greene & MacRae LLP

By:
Lawrence A. Larose, Esq.
Samuel S. Kohn, Esq.

Attorneys for Wolverine Tube Inc., et al.

11.1. Delivery of Letters of Transmittal and Consent. Manually signed facsimile copies of the letters of transmittal and consent will be accepted. The letters of transmittal and consent and notes and any other required documents should be sent or delivered by each tendering Holder or a beneficial owner’s broker, dealer, commercial bank, trust company or other nominee to the exchange agent, at its address set forth below.

Exchange Agent Information—Address, Phone, Fax

11.2. Delivery Of Ballots. Manually signed or facsimile copies of ballots relating to the Plan or consents to the Plan should be sent or delivered as set forth in the Prospectus and Solicitation Statement.

11.3. Questions and Assistance. Questions and requests for assistance or for additional copies of this Plan, the letter of transmittal and consent, the notice of guaranteed delivery or consents to the Plan may also be directed to the information agent and voting agent as set forth in the Prospectus and Solicitation Statement.

WOLVERINE TUBE, INC.

WOLVERINE TUBE, INC.

OFFER TO EXCHANGE

             shares of              Common Stock,

             shares of              Convertible Preferred Stock

and $             of             % Secured Notes due

for the entire outstanding aggregate principal amount of

10.5% Senior Notes due 2009

and

             shares of              Common Stock,

             shares of              Convertible Preferred Stock

and $             of             % Secured Notes due

for the entire outstanding aggregate principal amount of

7.375% Senior Notes due 2008

and

CONSENT SOLICITATION

The dealer manager for this exchange offer is:

Rothschild Inc.

1251 Avenue of the Americas, 51st Floor

New York, New York 10020

(212) 403-3500

The exchange agent for this exchange offer is:

U.S. Bank National Association

100 Wall Street, 16th Floor

New York, NY 10005

Attn: Corporate Trust Services

(212) 361-6159

The information agent for this exchange offer is:

17 State Street – 10th Floor

New York, NY 10004

Banks and Brokers Call 212.440.9800

All others call Toll-Free 1.866.278.0091

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

The Registrant is a Delaware corporation. Section 145 of the Delaware General Corporation Law empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. A corporation may indemnify such person against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A corporation may, in advance of the final disposition of any civil, criminal, administrative or investigative action, suit or proceeding, pay the expenses (including attorneys’ fees) incurred by any officer or director in defending such action, provided that the director or officer undertakes to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation.

A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify such officer or director against the expenses (including attorneys’ fees) which he or she actually and reasonably incurred in connection therewith. The indemnification provided is not deemed to be exclusive of any other rights to which an officer or director may be entitled under any corporation’s bylaws, agreement, vote or otherwise.

Article Ninth of the Registrant’s Restated Certificate of Incorporation and Bylaws 33 and 34 of the Registrant’s bylaws provide for mandatory indemnification of its directors, officers and employees to the maximum extent permitted by the Delaware General Corporation Law. In addition, the Registrant has entered into indemnification agreements with its directors and certain of its officers and any director elected to the board in the future. These agreements establish contractual rights for the officers and directors to be indemnified by the Registrant to the fullest extent permitted by applicable law.

Item 21. Exhibits and Financial Statement Schedules.

4.1	Indenture, dated as of August 4, 1998, among the Company, certain of the Company’s subsidiaries and Wachovia Bank, National Association (successor to First Union National Bank) as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q for the period ended July 4, 1998).

4.2	Indenture, dated as of March 27, 2002, among the Company, certain of the Company’s subsidiaries and Wachovia Bank, National Association (successor to First Union National Bank), as Trustee (incorporated by reference to Exhibit 4.3 to the Company’s Annual Report on Form 10-K for the period ended December 31, 2001).

4.3	Specimen of Preferred Stock Certificate*

4.4	Certificate of Designation of Preferred Stock*

4.5	Form of Indenture for New Secured Notes*

4.6	Form of New Secured Notes (included in Exhibit 4.6)*

4.7	Form of Pledge Agreement*

4.8	Form of Security Agreement*

4.9	Form of Guarantee Agreement*

4.10	Form of amendment to the Indenture, dated as of August 4, 1998, among the Company, certain of the Company’s subsidiaries and Wachovia Bank, National Association (successor to First Union National Bank) as Trustee*

4.11	Form of amendment to the Indenture, dated as of March 27, 2002, among the Company, certain of the Company’s subsidiaries and Wachovia Bank, National Association (successor to First Union National Bank), as Trustee*

5	Opinion of LeBoeuf, Lamb, Greene & MacRae LLP regarding validity of Common Stock, Preferred Stock and New Secured Notes*

8	Opinion of LeBoeuf, Lamb, Greene & MacRae LLP regarding federal income tax consequences of the Exchange Offer*

12	Statement re: Computation of Ratio of Earnings to Fixed Charges

23.1	Consent of LeBoeuf, Lamb, Greene & MacRae LLP (included in Exhibit 5.1)*

23.2	Consent of KPMG LLP

23.3	Consent of Ernst & Young LLP

24	Powers of Attorney (Included on signature page)

25	Statement of Eligibility of Trustee*

99.1	Form of Letter of Transmittal and Consent*

99.2	Form of Notice of Guaranteed Delivery*

99.3	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

99.4	Form of Instructions to Holders*

99.5	Form of Ballot for Prepackaged Plan*

*	To be filed by amendment

Item 22. Undertakings.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the “Securities Act”);

(ii) to reflect in the prospectus and solicitation statement any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) of the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(1) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed to Rule 424 of the Securities Act;

(2) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(3) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(4) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted form the form of prospectus filed as part of this registration statement in reliance upon Rule 430A of the Securities

Act and contained in a form of prospectus filed by registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this registration statement as of the time it was declared effective.

(2) For the purposes of determining any liability under the Securities Act, each post- effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Huntsville, State of Alabama, on October 31, 2006.

WOLVERINE TUBE, INC.

By:	/S/ JOHANN R. MANNING, JR.
Johann R. Manning, Jr. President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned directors of Wolverine Tube, Inc., a Delaware corporation, by his or her execution hereof or upon an identical counterpart hereof, does hereby constitute and appoint Johann R. Manning, Jr. and James E. Deason, or any one of them, as his or her true and lawful attorney-in-fact and agent, to execute and sign any and all pre-effective and post-effective amendments to this registration statement, and to file same, with all exhibits and schedules thereto and all other documents in connection therewith, with the Securities and Exchange Commission and with such state securities authorities as may be appropriate, granting said attorney-in-fact and agent, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes of the undersigned might or could do in person, hereby ratifying and confirming all the acts of said attorneys-in-fact and agent or any of them which they may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/S/ JOHANN R. MANNING, JR. Johann R. Manning, Jr.	President, Chief Executive Officer and Director (Principal Executive Officer)

/S/ JAMES E. DEASON James E. Deason	Senior Vice President, Chief Financial Officer and Secretary (Principal Financial Officer and Principal Accounting Officer)

/S/ JULIE A. BECK Julie A. Beck	Director

/S/ JOHN L. DUNCAN John L. Duncan	Chairman of the Board of Directors

/S/ DAVID M. GILCHRIST, JR. David M. Gilchrist, Jr.	Director

/S/ WILLIAM C. GRIFFITHS William C. Griffiths	Director

/S/ STEPHEN E. HARE Stephen E. Hare	Director

/S/ GAIL E. NEUMAN Gail E. Neuman	Director

/S/ JAN K. VER HAGEN Jan K. Ver Hagen	Director

EXHIBIT INDEX

4.1	Indenture, dated as of August 4, 1998, among the Company, certain of the Company’s subsidiaries and Wachovia Bank, National Association (successor to First Union National Bank) as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q for the period ended July 4, 1998).

4.2	Indenture, dated as of March 27, 2002, among the Company, certain of the Company’s subsidiaries and Wachovia Bank, National Association (successor to First Union National Bank), as Trustee (incorporated by reference to Exhibit 4.3 to the Company’s Annual Report on Form 10-K for the period ended December 31, 2001).

4.3	Specimen of Preferred Stock Certificate*

4.4	Certificate of Designation of Preferred Stock*

4.5	Form of Indenture for New Secured Notes*

4.6	Form of New Secured Notes (included in Exhibit 4.6)*

4.7	Form of Pledge Agreement*

4.8	Form of Security Agreement*

4.9	Form of Guarantee Agreement*

4.10	Form of amendment to the Indenture, dated as of August 4, 1998, among the Company, certain of the Company’s subsidiaries and Wachovia Bank, National Association (successor to First Union National Bank) as Trustee*

4.11	Form of amendment to the Indenture, dated as of March 27, 2002, among the Company, certain of the Company’s subsidiaries and Wachovia Bank, National Association (successor to First Union National Bank), as Trustee*

5	Opinion of LeBoeuf, Lamb, Greene & MacRae LLP regarding validity of Common Stock, Preferred Stock and New Secured Notes*

8	Opinion of LeBoeuf, Lamb, Greene & MacRae LLP regarding federal income tax consequences of the Exchange Offer*

12	Statement re: Computation of Ratio of Earnings to Fixed Charges

23.1	Consent of LeBoeuf, Lamb, Greene & MacRae LLP (included in Exhibit 5.1)*

23.2	Consent of KPMG LLP

23.3	Consent of Ernst & Young LLP

24	Powers of Attorney (Included on signature page)

25	Statement of Eligibility of Trustee*

99.1	Form of Letter of Transmittal and Consent*

99.2	Form of Notice of Guaranteed Delivery*

99.3	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

99.4	Form of Instructions to Holders*

99.5	Form of Ballot for Prepackaged Plan*

*	To be filed by amendment